NOTICE OF MEETING
AND
MANAGEMENT INFORMATION CIRCULAR

RELATING TO

THE SPECIAL MEETING

OF

THE SECURITYHOLDERS

OF

FRONTEER GOLD INC.

These materials are important and require your immediate attention. The securityholders of Fronteer Gold Inc. are required to make important decisions. If you have questions as to how to deal with these documents or the matters to which they refer, please contact your financial, legal or other professional advisor. If you have any questions or require more information with respect to voting your securities at the Meeting, please contact our proxy solicitation agent, Georgeson Shareholder Communications Canada Inc., by email at askus@georgeson.com or by telephone at 1-866-374-9664 (toll free within Canada or the U.S.), or 1-781-575-2168 (for calls outside Canada and the U.S.).

THE ARRANGEMENT AND THE RELATED SECURITIES DESCRIBED HEREIN HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, INCLUDING WITHOUT LIMITATION ANY SECURITIES REGULATORY AUTHORITY OF ANY CANADIAN PROVINCE OR TERRITORY, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR THE SECURITIES REGULATORY AUTHORITY OF ANY U.S. STATE, NOR HAS ANY OF THEM PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

March 2, 2011

March 2, 2011

Dear Securityholder:

You are invited to attend a special meeting (the “Meeting”) of the holders (“Fronteer Securityholders”) of common shares (the “Fronteer Shares”) and options to purchase common shares (the “Fronteer Options”) of Fronteer Gold Inc. (“Fronteer”) to be held at the offices of Davies Ward Phillips & Vineberg LLP, Suite 4400, 1 First Canadian Place, Toronto, Ontario, M5X 1B1, on March 30, 2011 commencing at 10:00 a.m. (Toronto time).

At the Meeting, you will be asked to consider and vote upon, among other things, the arrangement (the “Arrangement”) contemplated by the arrangement agreement entered into between Fronteer, Newmont Mining Corporation (“Newmont”) and Pilot Gold Inc. (“Pilot Gold”) on February 3, 2011 and pursuant to which holders of Fronteer Shares will receive, for each Fronteer Share that they hold:

•	Cdn$14.00 in cash; and

•	one common share (a “Pilot Gold Share”) of Pilot Gold, a new exploration company. The Pilot Gold Shares will be consolidated on a one-for-four basis pursuant to the Arrangement such that, upon the completion of the Arrangement, every holder of Fronteer Shares will hold one Pilot Gold Share for every four Fronteer Shares previously held.

The cash consideration represents a premium of approximately 37% to the closing price of the Fronteer Shares on the Toronto Stock Exchange on February 2, 2011, the day preceding the announcement of the transaction. Pilot Gold will, at closing, own a portfolio of Fronteer’s exploration assets in Nevada, Turkey and Peru and will have approximately Cdn$9.64 million in cash (representing Cdn$10 million less anticipated cash calls of approximately $360,000 in respect of Pilot Gold’s Turkish properties).

The board of directors of Fronteer (the “Fronteer Board”) has accelerated the vesting of all of the outstanding Fronteer Options. Holders of Fronteer Options may, notwithstanding any vesting or exercise provisions to which a Fronteer Option might otherwise be subject, elect to:

•	surrender their Fronteer Options to Fronteer for cancellation in exchange for the aggregate of (i) one Pilot Gold Share for every Fronteer Share the holder would otherwise be entitled to upon the exercise of Fronteer Options and (ii) the amount by which Cdn$14.00 exceeds the aggregate of the exercise price of the Fronteer Option and any amounts Fronteer is required by law to withhold from such payment (provided that if Cdn$14.00 is less than such aggregate amount, the holder has paid the difference to Fronteer prior to the Effective Time); or

•	exercise their Fronteer Options for Fronteer Shares, with such exercise being conditional on the closing of the Arrangement.

Any Fronteer Options which have not been surrendered for cancellation or exercised prior to the effective date of the Arrangement will terminate pursuant to the Arrangement.

On completion of the Arrangement, former Fronteer Securityholders are expected to hold approximately 80.1% of the outstanding Pilot Gold Shares, while Newmont or one of its affiliates will hold the remaining approximately 19.9% of the Pilot Gold Shares.

In order to become effective, the Arrangement must be approved by a resolution passed by at least two-thirds of the votes cast at the Meeting in person or by proxy by Fronteer Securityholders, voting together as a single class. In addition to that approval, completion of the Arrangement is subject to certain customary conditions, including the approval of the Ontario Superior Court of Justice (the “Court”), which are described in the attached Management Information Circular. The TSX also requires confirmation that the Arrangement has been approved by the affirmative vote of a simple majority of the votes cast by Fronteer Shareholders at the Meeting, which requirement will necessarily be satisfied if the two-thirds approval of Fronteer Securityholders is obtained.

The Fronteer Board is unanimously recommending that the Fronteer Securityholders vote FOR the Arrangement. After taking into consideration, among other things, the fairness opinion of RBC Capital Markets delivered on February 2, 2011, the Fronteer Board has unanimously concluded that the Arrangement is in the best interests of Fronteer and is fair to the Fronteer Securityholders and has approved the Arrangement and authorized its submission to the Fronteer Securityholders and to the Court for approval. The attached Management Information Circular contains a detailed description of the reasons for the determinations and recommendations of the Fronteer Board.

All directors and officers of Fronteer have entered into agreements with Newmont pursuant to which they have agreed, subject to the terms of those agreements, to vote in favour of the Arrangement.

At the Meeting, if the Arrangement is approved, holders of Fronteer Shares will also be asked to consider and vote upon a stock option plan (the “Pilot Gold Option Plan”) for Pilot Gold. The resolution to approve the Pilot Gold Option Plan must be approved by a majority of the votes cast in person or by proxy by the holders of Fronteer Shares at the Meeting. The Fronteer Board unanimously recommends that holders of Fronteer Shares vote FOR the Pilot Gold Option Plan.

The attached Management Information Circular contains a detailed description of the Arrangement and includes certain other information to assist you in considering the matters to be voted upon. You are urged to carefully consider all of the information in the accompanying Management Information Circular. If you require assistance, you should consult your financial, legal or other professional advisors.

Your vote is important regardless of the number of Fronteer Shares or Fronteer Options you own.

Voting

If you are not registered as the holder of your Fronteer Shares but hold your shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your Fronteer Shares. See the section in the accompanying Management Information Circular entitled “General Proxy Information — Non-Registered Holders” for further information on how to vote your Fronteer Shares.

If you are a registered holder of Fronteer Securities, we encourage you to vote by completing the enclosed form of proxy (printed on blue paper for your Fronteer Shares and on pink paper for your Fronteer Options). You should specify your choice by marking the box on the enclosed form of proxy and by dating, signing and returning your proxy in the enclosed return envelope addressed to Equity Financial Trust Company, at its offices at Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, or by fax number 1-416-595-9593 at least forty-eight hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting. Please do this as soon as possible. Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend.

Letters of Transmittal for Fronteer Shares

If you hold your Fronteer Shares through a broker or other person, please contact that broker or other person for instructions and assistance in receiving the Pilot Gold Shares and cash consideration in respect of such Fronteer Shares.

If you are a registered holder of Fronteer Shares, we also encourage you to complete and return the enclosed Letter of Transmittal (printed on yellow paper) together with the certificate(s) representing your Fronteer Shares and any other required documents and instruments, to the depositary, Equity Financial Trust Company, in the enclosed return envelope in accordance with the instructions set out in the Letter of Transmittal so that if the Arrangement is approved the consideration for your Fronteer Shares can be sent to you as soon as possible following the Arrangement becoming effective. The Letter of Transmittal contains other procedural information related to the Arrangement and should be reviewed carefully.

Election Forms for Fronteer Options

If you are a holder of Fronteer Options, you are requested to duly complete the election form provided to you, together with payment if required, and return it to Fronteer’s Corporate Secretary at the address contained in the election form by no later than March 25, 2011. Failure to do so prior to the Effective Date will result in the loss of your Fronteer Options. If you are a holder of Fronteer Options and have not received an election form, please contact Fronteer’s Corporate Secretary at stetzlaff@fronteergold.com.
* * * * *

While certain matters, such as the timing of the receipt of Court approval, are beyond the control of Fronteer, if the resolution approving the Arrangement is passed by the requisite majority of Fronteer Securityholders at the Meeting, it is currently anticipated that the Arrangement will be completed and become effective on or about April 6, 2011.

Fronteer has retained Georgeson Shareholder Communications Canada Inc. to assist in securing the return of completed proxies and to solicit proxies in favour of the resolution approving the Arrangement. If you have any questions, please contact Georgeson by email at askus@georgeson.com or by telephone at 1-866-374-9664 (toll free within Canada or the U.S.) or 1-781-575-2168 (for calls outside Canada and the U.S.).

Sincerely,

“Mark O’Dea”
President, CEO & Director
Fronteer Gold Inc.

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders of common shares (“Fronteer Shares”) of Fronteer Gold Inc. (“Fronteer”) and the holders of options (“Fronteer Options”) to purchase Fronteer Shares (collectively, the “Fronteer Securityholders”) will be held at the offices of Davies Ward Phillips & Vineberg LLP, Suite 4400, 1 First Canadian Place, Toronto, Ontario, M5X 1B1, on March 30, 2011 at 10:00 a.m. (Toronto time) for the following purposes:

1.	to consider pursuant to an interim order of the Ontario Superior Court of Justice dated February 28, 2011 (the “Interim Order”) and, if thought advisable, to pass, with or without amendment, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “A” to the accompanying Management Information Circular (the “Circular”), to approve a plan of arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (“OBCA”) whereby, among other things, (a) holders of Fronteer Shares will receive, for each Fronteer Share that they hold, Cdn$14.00 in cash and one common share (a “Pilot Gold Share”) of a new exploration company (“Pilot Gold”), (b) Newmont Mining Corporation (“Newmont”) will acquire all of the issued and outstanding Fronteer Shares, and (c) the Pilot Gold Shares will be consolidated on a one-for-four basis such that, upon the completion of the Arrangement, every holder of Fronteer Shares will hold one Pilot Gold Share for every four Fronteer Shares previously held;

2.	provided that the Arrangement Resolution is approved, to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set out in the Circular, to approve a stock option plan for Pilot Gold (the “Pilot Gold Option Plan”); and

3.	to transact such further or other business as may properly come before the Meeting or any adjournment of adjournments thereof.

The Circular provides additional information relating to the matters to be addressed at the Meeting, including the Arrangement, and is deemed to form part of this Notice.

The record date for the determination of Fronteer Securityholders entitled to receive notice of and to vote at the Meeting is February 28, 2011 (the “Record Date”). Only Fronteer Securityholders whose names have been entered in the register of Fronteer Securityholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Holders of Fronteer Options as of the Record Date will only be entitled to vote on the Arrangement Resolution and will not be entitled to vote on the Pilot Gold Option Plan. The Fronteer Securityholders will vote together as a single class of securities at the Meeting in respect of the Arrangement Resolution. Each Fronteer Share and each Fronteer Option (collectively, the “Fronteer Securities”) entitled to be voted at the Meeting will entitle the holder thereof as of the Record Date to one vote at the Meeting in respect of the Arrangement Resolution.

Fronteer Securityholders are entitled to vote at the Meeting either in person or by proxy. Registered Fronteer Securityholders who are unable to attend the Meeting in person are encouraged to read, complete, sign, date and return the enclosed form of proxy (printed on blue paper for Fronteer Shares and on pink paper for Fronteer Options) in accordance with the instructions set out in the proxy and in the Circular. In order to be valid for use at the Meeting, proxies must be received by Equity Financial Trust Company, at its office at Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, or by fax number 1-416-595-9593 at least forty-eight hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting. Please advise Fronteer of any change in your mailing address.

If you are a non-registered shareholder, please refer to the section in the Circular entitled “General Proxy Information — Non-Registered Holders” for information on how to vote your Fronteer Shares.

Registered Fronteer Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Fronteer Shares in accordance with the provisions of section 185 of the OBCA and the Interim Order. A Fronteer Shareholder’s right to dissent is more particularly described in the Circular and the text of section 185 of the OBCA is set forth in Appendix “H” to the Circular. Please refer to the Circular under the heading “The Arrangement — Dissent Rights” for a description of the right to dissent in respect of the Arrangement.

Failure to strictly comply with the requirements set forth in section 185 of the OBCA and the Interim Order with respect to the Arrangement may result in the loss of any right to dissent. Persons who are beneficial owners of Fronteer Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Fronteer Shares are entitled to dissent. Accordingly, a beneficial owner of Fronteer Shares desiring to exercise the right to dissent must make arrangements for the Fronteer Shares beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Fronteer or, alternatively, make arrangements for the registered holder of such Fronteer Shares to dissent on behalf of the holder.

DATED at Vancouver, British Columbia this 2nd day of March, 2011.

BY ORDER OF THE BOARD OF DIRECTORS OF
FRONTEER GOLD INC.

“Mark O’Dea”
President, CEO & Director

i

APPENDICES

ii

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR

The information contained in this Circular, unless otherwise indicated, is given as of March 2, 2011.

No person has been authorized to give any information or to make any representation in connection with the matters being considered herein other than those contained in this Circular and, if given or made, such information or representation should be considered or relied upon as not having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer of proxy solicitation. Neither the delivery of this Circular nor any distribution of securities referred to herein shall, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

Information contained in this Circular should not be construed as legal, tax or financial advice and Fronteer Shareholders are urged to consult their own professional advisors in connection with the matters considered in this Circular.

The Arrangement has not been approved or disapproved by any securities regulatory authority (including, without limitation, any securities regulatory authority of any Canadian province or territory, the United States Securities and Exchange Commission, or any securities regulatory authority of any U.S. State), nor has any securities regulatory authority passed upon the fairness or merits of the Arrangement or upon the accuracy or adequacy of the information contained in this Circular and any representation to the contrary is unlawful.

Information Contained in this Circular regarding Newmont

The information concerning Newmont and its affiliates contained in this Circular has been provided by Newmont for inclusion in this Circular. Although Fronteer has no knowledge that would indicate any statements contained herein relating to Newmont and its affiliates taken from or based upon such information provided by Newmont are untrue or incomplete, neither Fronteer nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Newmont and its affiliates, or for any failure by Newmont to disclose facts or events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Fronteer.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISKS

This Circular and the documents incorporated into this Circular by reference, contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of the applicable Canadian securities legislation (forward-looking information and forward-looking statements being collectively herein after referred to as “forward-looking statements”) that are based on expectations, estimates and projections as at the date of this Circular or the dates of the documents incorporated herein by reference, as applicable. These forward-looking statements include but are not limited to statements and information concerning: the Arrangement; intentions, plans and future actions of Newmont, Pilot Gold and Fronteer; the timing for the implementation of the Arrangement and the potential benefits of the Arrangement; the likelihood of the Arrangement being completed; principal steps of the Arrangement; statements made in, and based upon, the Fairness Opinion; statements relating to the business and future activities of Newmont, Fronteer and Pilot Gold after the date of this Circular and prior to the Effective Time and to and of Newmont and Pilot Gold after the Effective Time; Fronteer Securityholder approval and Court approval of the Arrangement; regulatory approval of the Arrangement; market position, ability to compete and future financial or operating performance of Pilot Gold; participation of Fronteer Securityholders in Fronteer’s Exploration Properties through Pilot Gold; statements based on the unaudited pro forma financial statements attached as Schedule 5 to Appendix “E” to this Circular; anticipated developments in operations; the future price of metals; the estimation of current and future mineral reserves and resources and the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production and capital expenditures; mine life of mineral projects, the timing and amount of estimated capital expenditure; costs and timing of exploration and development and capital expenditures related thereto; operating expenditures; success of exploration activities, estimated exploration budgets; currency fluctuations; requirements for additional capital; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; the timing and possible outcome of pending litigation in future periods; the timing and possible outcome of regulatory and permitted matters; goals; strategies; future growth; planned exploration activities and planned future acquisitions; the adequacy of financial resources; and other events or conditions that may occur in the future.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might”, or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements.

These forward-looking statements are based on the beliefs of Fronteer’s management, as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. However, there can be no assurance that the forward-looking statements will prove to be accurate. Such assumptions and factors include, among other things, the satisfaction of the terms and conditions of the Arrangement, including the approval of the Arrangement and its fairness by the Court, and the receipt of the required governmental and regulatory approvals and consents.

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fronteer or Pilot Gold to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: the Arrangement Agreement may be terminated in certain circumstances; general business, economic, competitive, political, regulatory and social uncertainties; gold price volatility; uncertainty related to mineral exploration properties; risks related to the ability to finance the continued exploration of mineral properties; risks related to Pilot Gold not having any proven or provable mineral reserves; expectation of future losses for Pilot Gold; risks related to factors beyond the control of Newmont, Fronteer or Pilot Gold; limited business history of Pilot Gold; risks and uncertainties associated with exploration and mining operations; risks related to the ability to obtain adequate financing for planned development activities; lack of infrastructure at mineral exploration properties; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of mineral deposits; uncertainties related to title to mineral properties and the acquisition of surface rights; risks related to governmental regulations, including environmental laws and regulations and liability and obtaining permits and licences; future changes to environmental laws and regulations; unknown environmental risks for past activities; commodity price fluctuations; risks related to reclamation activities on mineral properties; risks related to political instability and unexpected regulatory change including proposed amendments to the General Mining Act of 1872; currency fluctuations and risks associated with a fixed exchange ratio; influence of third party stakeholders; conflicts of interest; risks related to dependence on key individuals; risks related to the involvement of some of the directors and officers of Pilot Gold with other natural resource companies; enforcement of U.S. judgments and laws in Canada; enforceability of claims; the ability to maintain adequate control over financial reporting; risks related to the common shares of Pilot Gold, including price volatility due to events that may or may not be within such parties’ control; disruptions or changes in the credit or security markets; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; reserve and resource estimate risk; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; changes in labour costs or other costs of production; possible variations in mineral resources, ore reserves, grade or recovery rates; labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; the ability to renew existing licenses or permits or obtain required licenses and permits; increased infrastructure and/or operating costs; risks of not meeting production and cost targets; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; risks of sovereign investment and operating in foreign countries; foreign countries’ regulatory requirements; speculative nature of gold exploration; risks related to Directors and officers of Fronteer possibly having interests in the Arrangement that are different from other Fronteer Securityholders; risks relating to the possibility that more than 10% of Fronteer Shareholders may exercise their dissent rights; risks that other conditions to the consummation of the Arrangement are not satisfied; global economic climate; dilution; ability to complete acquisitions; the ability of Pilot Gold to find appropriate joint venture partners; environmental risks; community and non-governmental actions and regulatory risks.

This list is not exhaustive of the factors that may affect any of forward-looking statements of Fronteer and Pilot Gold. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out or incorporated by reference in this Circular generally and certain economic and business factors, some of which may be beyond the control of Fronteer and Pilot Gold. In addition, recent unprecedented events in the world economy and global financial and credit markets have resulted in high market and commodity volatility and a contraction in debt and equity markets, which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading “The Arrangement — Risks Associated with the Arrangement” and in Appendix “E” to this Circular under the heading “Information Concerning Pilot Gold — Risk Factors”. Fronteer and Pilot Gold do not intend, and do not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, Fronteer Securityholders should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES SECURITYHOLDERS

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY U.S. STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Pilot Gold Shares to be distributed to Fronteer Securityholders pursuant to the Arrangement have not been registered under the U.S. Securities Act or applicable state securities laws, and are being issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to Fronteer Securityholders as further described in this Circular under the heading “The Arrangement — Regulatory Law Matters and Securities Law Matters”, and in reliance on exemptions from registration under applicable state securities laws.

The solicitation of proxies made pursuant to this Circular is not subject to the requirements of Section 14(a) of the Exchange Act. Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada, and the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws. Fronteer Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and to proxy statements under the Exchange Act.

The financial statements and information included or incorporated by reference in this Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements prepared in accordance with United States standards.

Likewise, information concerning the properties and operations of Pilot Gold has been prepared in accordance with Canadian standards, and may not be comparable to similar information prepared in accordance with United States standards. In particular, disclosure of scientific or technical information in this Circular has been made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into a national instrument issued by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” are used in this Circular to comply with the reporting standards in Canada. There is a great amount of uncertainty as to the existence of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, and great uncertainty as to their economic and legal feasibility. While “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” are recognized and required by Canadian regulations, these terms are not defined terms under standards established by the SEC and do not have the same meaning as terms that are defined in standards established by the SEC, such as “proved (measured) reserves” or “probable (indicated) reserves”. Accordingly, information contained in this Circular containing descriptions of Pilot Gold’s mineral properties may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. For example, under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Fronteer Securityholders are cautioned not to assume that all or any part of measured mineral resources or indicated mineral resources will ever be converted into mineral reserves or that all or any part of an inferred mineral resource exists or is economically or legally mineable. Fronteer Securityholders are also cautioned not to assume that all or any part of measured mineral resources, indicated mineral resources or inferred mineral resources will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from SEC standards as set forth in SEC Industry Guide 7. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures.

Fronteer Securityholders who are resident in, or citizens of, the United States are advised to review the summary contained in this Circular under the heading “Certain United States Federal Income Tax Considerations” and to consult their own tax advisors to determine the particular United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

The enforcement by investors of civil liabilities under United States federal or state securities laws may be affected adversely by the fact that each of Fronteer and Pilot Gold is incorporated or organized outside the United States, that many of their respective officers and directors and the experts named herein are residents of a foreign country, and that some of the assets of Fronteer and/or Pilot Gold and said persons are located outside the United States. As a result, it may be difficult or impossible for Fronteer U.S. Securityholders to effect service of process within the United States upon Fronteer and Pilot Gold, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, Fronteer U.S. Securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

GLOSSARY OF TERMS

In this Circular and accompanying Notice of Meeting, unless there is something in the subject matter inconsistent therewith, the following terms shall have the respective meanings set out below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

“Acquisition Proposal”	means, other than the transactions contemplated by the Arrangement Agreement, any bona fide offer, proposal, expression of interest, or inquiry from any Person (other than Newmont or any of its affiliates) made after the date of the Arrangement Agreement relating to:

(i) any acquisition or sale, direct or indirect, whether in a single transaction or a series of related transactions, of: (a) the assets of Fronteer and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Fronteer and its subsidiaries taken as a whole; or (b) 20% or more of any voting or equity securities of Fronteer or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Fronteer and its subsidiaries;

(ii) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of Fronteer; or

(iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Fronteer or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Fronteer and its subsidiaries.

“affiliate”	has the meaning ascribed to that term in the Securities Act.

“Arrangement”	means an arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in the Arrangement Agreement and the Plan of Arrangement, subject to any amendments or variations thereto in accordance with section 10.1 of the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court in the Final Order.

“Arrangement Agreement”	means the Arrangement Agreement dated as of February 3, 2011 between Newmont, Fronteer and Pilot Gold, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

“Arrangement Resolution”	means the special resolution of the Fronteer Securityholders approving the Arrangement to be considered at the Meeting, substantially on the terms and in the form of Appendix “A” hereto.

“Business Day”	means any day, other than a Saturday, a Sunday, or a statutory civic holiday in Denver, Colorado or Vancouver, British Columbia.

“Canadian Securities Administrators”	means the voluntary umbrella organization of Canada’s provincial and territorial securities regulators.

“Cash Call Payments”	means the amount of any payments, up to a maximum of $10,000,000 in the aggregate, made by Fronteer or any of its subsidiaries after February 3, 2011 and prior to the Effective Date in response to a cash call relating to the Fronteer Exploration Properties pursuant to a contract entered into prior to February 3, 2011.

“Cash-Out Consideration”	in respect of a Fronteer Option means the aggregate of (i) one Pilot Gold Share and (ii) the amount by which Cdn$14.00 exceeds the aggregate of the strike price of the Fronteer Option and any amounts required to be withheld from such payment under the Tax Act or other applicable statute; provided that if Cdn$14.00 is less than such aggregate amount, the Fronteer Optionholder shall have paid the amount of such difference to Fronteer prior to the Effective Time, and provided further that in respect of a Fronteer Option that is exercisable for a fraction of a Fronteer Share, references to Cdn$14.00 above, and the number of Pilot Gold Shares, shall each be adjusted in proportion to the fraction of a Fronteer Share into which such Fronteer Option is exercisable; and provided further that if the aggregate number of Pilot Gold Shares to which a Fronteer Optionholder would otherwise be entitled would include a fractional Pilot Gold Share, then the number of Pilot Gold Shares that such Fronteer Optionholder is entitled to receive will be rounded down to the next whole number and the Fronteer Optionholder will not be entitled to any compensation in respect of such fractional Pilot Gold Share.

“Cashed-Out Fronteer Option”	means a Fronteer Option which a Fronteer Optionholder has elected in writing to surrender for payment of the Cash-Out Consideration.

“CBCA”	means the Canada Business Corporations Act, as amended, including all regulations thereunder.

“Circular”	means, collectively, the Notice of Meeting and this Management Information Circular of Fronteer, including all appendices hereto, sent to Fronteer Securityholders in connection with the Meeting.

“Code”	means the United States Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement”	means the confidentiality agreement made as of the 25th day of March, 2010, between Newmont and Fronteer, as it may be amended.

“Consideration”	means the consideration to be received by the Fronteer Shareholders pursuant to the Plan of Arrangement consisting of, for each Fronteer Class A Share, Cdn$14.00 in cash.

“Contracts”	means any contract, agreement, license, franchise, lease, arrangement or other right or obligation.

“Court”	means the Ontario Superior Court of Justice.

“Depositary”	means Equity Financial Trust Company, which has been appointed by Newmont and Fronteer as depositary for the purpose of, among other things, receiving Letters of Transmittal (as defined in the Plan of Arrangement) and distributing certificates representing Pilot Gold Shares and cheques in respect of the Consideration payable to Fronteer Shareholders under the Arrangement.

“Directors”	means the directors of Fronteer.

“Dissent Notice”	means a written objection to the Arrangement Resolution by a Registered Fronteer Shareholder in accordance with the Dissent Procedures.

“Dissent Procedures”	means the dissent procedures and requirements set forth in section 185 of the OBCA and the Interim Order and described in this Circular under the heading “The Arrangement — Dissent Rights”.

“Dissent Right”	means the right of a Registered Fronteer Shareholder to dissent in respect of the Arrangement in strict compliance with the Dissent Procedures.

“Dissent Shares”	means Fronteer Shares held by a Dissenting Fronteer Shareholder and in respect of which the Dissenting Fronteer Shareholder has duly and validly exercised the Dissent Rights.

“Dissenting Fronteer Shareholder”	means a Registered Fronteer Shareholder who duly and validly exercised Dissent Rights.

“Effective Date”	means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Effective Time”	means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Eligible Institution”	means a Canadian Schedule I Chartered Bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

“Exchange Act”	means the United States Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as the same have been, and hereafter from time to time may be, amended.

“Exclusivity Agreement”	means the non-binding proposal and exclusivity letter dated January 14, 2011 between Newmont and Fronteer.

“Exercised Fronteer Option”	means a Fronteer Option which a Fronteer Optionholder has elected in writing prior to the Effective Date to exercise in accordance with the terms of the Plan of Arrangement and in respect of which the Fronteer Optionholder has, prior to the Effective Date, paid to Fronteer the aggregate of the strike price of such Fronteer Option and the amount of all withholdings required to be made in connection with the exercise thereof under the Tax Act or other applicable statute.

“Exercising Optionholders”	means holders of Fronteer Options who exercise Fronteer Options after the date of the Arrangement Agreement but prior to the Effective Time.

“Fairness Opinion”	means the opinion of RBC Capital Markets dated February 2, 2011 delivered to the Fronteer Board in connection with the Arrangement, a copy of which is attached as Appendix “C” to this Circular.

“Final Order”	means the final order of the Court pursuant to section 182 of the OBCA, after hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date with the consent of Newmont and Fronteer, each acting reasonably, or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal with the consent of Newmont and Fronteer, each acting reasonably.

“Fronteer” or the “Company”	means Fronteer Gold Inc., a corporation existing under the laws of Ontario.

“Fronteer Board”	means the board of directors of Fronteer as the same is constituted from time to time.

“Fronteer Class A Shares”	means the Class A voting shares of Fronteer which are to be created in accordance with the Plan of Arrangement and which shall be voting, redeemable and retractable at Cdn$14.00 per share and, if any Fronteer Shares are transferred to Newmont Sub pursuant to section 3(a)(i) or section 3(a)(iii) of the Plan of Arrangement, shall have a liquidation preference equal to Cdn$14.00 per share.

“Fronteer Exploration Properties”	means all of the right, title and interest of Fronteer and/or its subsidiaries in the following mineral properties: (i) the Brik Project located in Lincoln County, Nevada, (ii) the North Buckskin Project, located in Douglas County, Nevada, (iii) the Cold Springs Project, located in Churchill County, Nevada, (iv) the Regent Project, located in Mineral County, Nevada, (v) the Anchor Project, located in Eureka County, Nevada, (vi) the Baxter Springs Project, located in Nye County, Nevada, (vii) the New Boston Project, located in Nye County, Nevada, (viii) the Stateline Project, located in Lincoln County, Nevada, (ix) the Viper Project, located in Elko County, Nevada, (x) the

Easter Project, located in Nevada, (xi) the Gold Springs 2 Project, located in Nevada, (xii) 40% interest in the Halilaga and TV Tower Projects in Turkey, (xiii) 40% interest in additional Turkish properties held by Truva Bakir Maden Isletmeleri A.S. and Ortu Truva Madencilik Sanayi Ticaret Limited Sirketi (xiv) 100% interest in additional Turkish properties held by Agola Madencilik Limited Sirketi, and (xv) 40% beneficial interest in the Dedegagi Property in Turkey.

“Fronteer Mining Properties”	means all mining claims (whether patented or unpatented), concessions, leases, licences, permits, surface rights, access rights and other rights and interests to explore for, exploit, develop, mine or produce minerals which Fronteer, any of its subsidiaries owns, has an interest in, or has a right or option to acquire or use other than those that relate exclusively to the Fronteer Exploration Properties, together with all joint venture, earn-in and other Contracts and royalties or other similar rights and all exploration information, data reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Fronteer Mining Properties in Fronteer’s possession or control relating to such Fronteer Mining Properties.

“Fronteer Options”	means the outstanding options to purchase Fronteer Shares granted under or otherwise subject to the Fronteer Stock Option Plans.

“Fronteer Optionholder”	means a holder of Fronteer Options.

“Fronteer Securities”	means the outstanding Fronteer Shares and Fronteer Options.

“Fronteer Securityholder Approval”	means approval of at least two-thirds of the votes cast on the Arrangement Resolution by Fronteer Shareholders and Fronteer Optionholders, voting together as a single class, present in person or represented by proxy at the Meeting.

“Fronteer Securityholders”	means the holders from time to time of Fronteer Shares and Fronteer Options.

“Fronteer Shareholders”	means the holders of Fronteer Shares.

“Fronteer Shares”	means common shares in the capital of Fronteer, as currently constituted.

“Fronteer Stock Option Plans”	means, collectively, (i) the Amended and Restated Stock Option Plan (2010) of Fronteer dated March 25, 2010 and approved by the Fronteer Shareholders on May 27, 2010, as amended, (ii) the acquisition stock option plan approved by the Fronteer Board in August 2007 in connection with Fronteer’s acquisition of NewWest Gold Corporation, and (iii) the stock option plan of Aurora Energy Resources Inc. assumed by Fronteer in connection with Fronteer’s acquisition of Aurora Energy Resources Inc.

“Fronteer U.S Securityholders”	means Fronteer Securityholders who are resident in, or citizens of, the United States.

“GAAP”	means the Canadian generally accepted accounting principles.

“Georgeson”	means Georgeson Shareholder Communications Canada Inc., Fronteer’s proxy solicitation agent for the Meeting.

“Governmental Entity”	means any applicable: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) stock exchange, including the TSX and the NYSE Amex.

“g/t”	means grams per tonne.

“Indemnified Liability”	means:

(a)
 a liability or obligation (other than any liability or obligation for Taxes) that, following the Effective Time, Fronteer or any of its subsidiaries is legally obliged to pay but which was incurred or accrued prior to the Effective Time in respect of the Pilot Gold Assets, the Fronteer Exploration Properties (including the operations or activities in connection therewith); and

(b) any liability or obligation for Tax which is payable to any Governmental Entity arising from, or in connection with:

(i)
 the transfer of the Pilot Gold Assets and Fronteer Exploration Properties to, or the assumption of the Pilot Gold Liabilities by, Pilot Gold or any subsidiary of Pilot Gold (which for greater certainty includes any step contemplated by Schedule B to the Fronteer Disclosure Letter but does not include any liability for Taxes that arises as a result of a Pre-Acquisition Reorganization);

(ii) any transfer or distribution by any Transferred Subsidiary that is completed in connection with the transactions referred to in (i) above, on or prior to the Effective Date;

(iii)
 any transfer or distribution of the Pilot Gold Assets and Fronteer Exploration Properties or property substituted therefor that is completed in connection with the transactions referred to in (i) above, by any subsidiary of Fronteer; or

(iv) the transfer or disposition of Pilot Gold Shares to Fronteer Shareholders, Newmont Sub and/or Fronteer Optionholders (excluding source deductions on any transfer to Fronteer Optionholders); or

(c)
 any liability or obligation for Tax which is payable but not yet paid or reflected in the reserves in (i) Fronteer’s audited financial statements as at and for the fiscal years ended December 31, 2009 and 2008 (including the notes thereto) and related management’s discussion and analysis, and (ii) Fronteer’s consolidated financial statements as at and for the nine months ended September 30, 2010, to any Governmental Entity and is imposed on, or is in respect of, the Pilot Gold Assets, the Pilot Gold Liabilities, any Transferred Subsidiary and/or the Fronteer Exploration Properties for or in respect of any taxable period (or portion thereof) ending on or prior to the Effective Date, in each case, whether such action actually occurs or is deemed to occur for Tax purposes and only to the extent that such Tax is payable after Fronteer and any of its subsidiaries have claimed the maximum amount of all credits, deductions, and other amounts available to it (including any loss carryforwards) for its respective taxation year that includes the transfer of Pilot Gold Assets or Fronteer Exploration Properties to Pilot Gold or the disposition of Pilot Gold Shares, as the case may be.

“Interim Order”	means the interim order of the Court made in connection with the Arrangement and providing for, among other things, the calling and holding of the Meeting, as the same may be amended, supplemented, or varied by the Court with Newmont and Fronteer, each acting reasonably.

“IRS”	means the Internal Revenue Service of the United States.

“Key Regulatory Approvals”	means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities set out in Schedule C to the Arrangement Agreement.

“Law” or “Laws”	means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, assets, property or securities.

“Letter of Transmittal”	means the letter of transmittal(s) delivered by Fronteer to Fronteer Shareholders together with this Circular, providing for the delivery of the Fronteer Shares to the Depositary.

“Lien”	means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, encumbrance or adverse right or claim, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

“Lock-up Agreements”	means the lock-up agreements dated February 3, 2011 between Fronteer and the Supporting Shareholders, pursuant to which the Supporting Shareholders have agreed, among other things, to vote the Fronteer Shares held by them in favour of the Arrangement Resolution.

“Long Canyon Property”	means the approximately 49 square kilometres of unpatented mining claims and private mineral lands commonly known as the “Long Canyon property”, located in Elko County, Nevada as depicted on Schedule I of the Arrangement Agreement.

“Material Adverse Effect”	means, in respect of any Person, any change, effect, event, circumstance, fact or occurrence that individually or in the aggregate with other such changes, effects, events, circumstances, facts or occurrences, is or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including any contingent liabilities), operations or results of operations of that Person and its subsidiaries, taken as a whole, except any change, effect, event, circumstance, fact or occurrence resulting from or relating to: (i) the announcement of the execution of the Arrangement Agreement or the transactions contemplated hereby; (ii) general political, economic or financial conditions, including in Canada or the United States (provided that such conditions do not have a materially disproportionate effect on Fronteer relative to comparable exploration and/or mining companies); (iii) the state of securities or commodity markets in general (provided that it does not have a materially disproportionate effect on that Person relative to comparable exploration and/or mining companies); (iv) changes affecting the mining industry generally (provided that such changes do not have a materially disproportionate effect on that Person relative to comparable exploration and/or mining companies); (v) any change in the price of gold; (vi) the commencement or continuation of any war, armed hostilities or acts of terrorism (provided that it does not have a materially disproportionate effect on that Person relative to comparable exploration and/or mining companies); (vii) any decrease in the trading price or any decline in the trading volume of that Person’s common shares (it being understood that the causes underlying such change in trading price or trading volume (other than those in items (i) to (vi) above) may be taken into account in determining whether a Material Adverse Effect has occurred).

“Material Subsidiaries”	means, in the case of Fronteer, AuEx Ventures Inc., AuEx, Inc., Pittston Nevada Gold Corp., NewWest Gold Corporation, Fronteer Development (USA) Inc., Fronteer Development LLC, Fronteer Royalty LLC and Nevada Eagle Resources LLC.

“MD&A”	means management’s discussion and analysis.

“Meeting”	means the special meeting of Fronteer Securityholders, including any adjournment or postponement thereof, to be held for the purpose of, among other things, obtaining the Fronteer Securityholder Approval.

“MI 61-101”	means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

“Newmont”	means Newmont Mining Corporation, a corporation existing under the laws of the State of Delaware.

“Newmont Sub”	means an unlimited liability company formed pursuant to the laws of British Columbia as an indirect, wholly-owned subsidiary of Newmont.

“NI 43-101”	means National Instrument 43-101 “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administrators.

“Non-Registered Holder”	means a Fronteer Shareholder who is not a Registered Fronteer Shareholder.

“Northumberland Property”	means the approximately 45,467 acres, including 2,230 unpatented lode claims, 9 patented mining claims, 63 patented mill site claims and fee lands commonly known as the “Northumberland property”, located in Nye County, Nevada as depicted on Schedule J to the Arrangement Agreement.

“Notice of Dissent”	means a written objection to the Arrangement by a Fronteer Shareholder in accordance with the Dissent Procedures.

“Notice of Meeting”	means the notice to the Fronteer Shareholders which accompanies this Circular.

“NYSE Amex”	means the NYSE Amex Equities stock exchange.

“OBCA”	means the Business Corporations Act (Ontario), as amended, including all regulations thereunder.

“Outside Date”	means June 30, 2011, or such later date as may be agreed to in writing by Newmont and Fronteer.

“paid up capital”	has the meaning ascribed to such term for the purposes of the Tax Act.

“Parties”	means Fronteer, Newmont and Pilot Gold; and “Party” means any one of them.

“Person”	includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Pilot Gold”	means Pilot Gold Inc., a corporation existing under the laws of Canada.

“Pilot Gold Assets”	means (i) all mining claims (whether patented or unpatented), concessions, leases, licenses, surface rights or other mineral rights in respect of the Fronteer Exploration Properties, (ii) the office leases of Fronteer and/or its subsidiaries relating to Fronteer’s existing offices located at Suite 1650, 1055 West Hastings, Vancouver, British Columbia and Fronteer’s office in Elko County, Nevada and Turkey, (iii) office furniture, office equipment or office supplies located at the office locations referred to in clause (ii) above, (iv) all fixed assets of Fronteer and/or its subsidiaries relating exclusively to the Fronteer Exploration Properties or located within the boundaries of the Fronteer Exploration Properties or at the office locations referred to above in paragraph (ii) above, (v) Fronteer’s 40% beneficial interest in the Dededagi Property located in Turkey, (vi) the shares of Fronteer Investments Inc., and its subsidiaries Truva Bakir Maden Isletmeleri A.S. (40%), Ortu Truva Madencilik Sanayi Ticaret Limited Sirketi (40%) and Agola Madencilik Limited Sirketi (100%), which together hold the Fronteer Exploration Properties located in Turkey (other than the Dededagi Property), (vii) the shares and warrants of Rae Wallace Mining Company, which holds certain exploration properties in Peru together with the Option Agreement with Rae Wallace Mining Company, (viii) all joint venture, earn-in, other Contracts entered into by Fronteer and/or its subsidiaries, and royalties or other similar rights that relate exclusively to the Fronteer Exploration Properties; (ix) all exploration information, data reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Fronteer Exploration Properties in Fronteer’s possession or control relating to the Fronteer Exploration Properties, and (x) an amount of cash that results in Pilot Gold and its subsidiaries having in the aggregate, as of the Effective Time, the Pilot Gold Cash Amount.

“Pilot Gold Cash Amount”	means Cdn$10 million in cash less any payments, up to a maximum of Cdn$10 million in aggregate, made by Fronteer or any of its subsidiaries on or prior to the Effective Date in response to a cash call relating to the Fronteer Exploration Properties pursuant to an existing Contract.

“Pilot Gold Liabilities”	means all of the liabilities of Fronteer or any of its subsidiaries, contingent or otherwise, which pertain to, or arose in connection with the operation of, the Fronteer Exploration Properties, including, without limitation, all Indemnified Liabilities and any benefit plans relating to employees of Fronteer and its subsidiaries.

“Pilot Gold Option Plan”	means the stock option plan of Pilot Gold to be approved by Fronteer Shareholders at the Meeting.

“Pilot Gold Share”	means a common share in the capital of Pilot Gold.

“Pilot Gold Share Consideration”	means the undertaking of Newmont Sub to deliver one Pilot Gold Share (subject to adjustment for the consolidation provided for in section 3(a)(v) of the Plan of Arrangement) in part payment of the purchase price of a Fronteer Share within three Business Days of the Effective Date.

“Plan of Arrangement”	means the plan of arrangement substantially in the form and on the terms set out in Appendix “B” hereto, and any amendments or variations thereto made in accordance with section 10.1 of the Arrangement Agreement or section 6 of the Plan of Arrangement.

“RBC Capital Markets”	means RBC Dominion Securities Inc., a member company of RBC Capital Markets, financial advisor to Fronteer.

“Record Date”	means February 28, 2011.

“Registered Fronteer Securityholder”	means a registered holder of Fronteer Shares or Fronteer Options.

“Registered Fronteer Shareholder”	means a registered holder of Fronteer Shares.

“Regulation S”	means Regulation S under the U.S. Securities Act.

“Representatives”	means collectively, in respect of a Person, (a) its directors, officers, employees, agents, representatives and any financial advisor, law firm, accounting firm or other professional firm retained to assist the Person in connection with the transactions contemplated in the Arrangement Agreement, and (b) the Person’s affiliates and subsidiaries and the directors, officers, employees, agents and representatives and advisors thereof.

“Rule 144”	means Rule 144 under the U.S. Securities Act.

“Sandman Property”	means the property consisting of approximately 624 unpatented lode mining claims and approximately 6,720 acres of fee lands commonly known as the “Sandman property”, located in Humboldt County, Nevada as depicted on Schedule K to the Arrangement Agreement.

“SEC”	means the United States Securities and Exchange Commission.

“Securities Act”	means the Securities Act (Ontario) and the rules, regulations, and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Securities Authority”	means the securities commissions or other securities regulatory authorities in British Columbia and each of the other provinces and territories of Canada and the SEC, collectively.

“SEDAR”	means the System for Electronic Document Analysis and Retrieval as outlined in NI 13-101, which can be accessed online at www.sedar.com.

“Subco Note”	means the demand, non-interest bearing note, if any, to be issued by a subsidiary of Pilot Gold to a subsidiary of Fronteer if the purchase price for the shares of FII (as defined in Appendix “E” of this Circular) exceeds the amount of cash received by such Pilot Gold subsidiary from Pilot Gold.

“subsidiary”	means, in respect of a Party, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event of contingency) are at the time owned directly or indirectly by such Party and shall include any body corporate, partnership, joint venture, or other entity over which such Party exercises direction or control or which is in a like relation to a subsidiary.

“Superior Proposal”	means a bona fide unsolicited, written Acquisition Proposal made after the date of the Arrangement Agreement that:

(i) did not result from a breach of section 7.1 or section 7.2 of the Arrangement Agreement by Fronteer or its Representatives;

(ii)
 relates to the acquisition of 100% of the outstanding Fronteer Shares (other than Fronteer Shares owned by the Person making the Acquisition Proposal together with its affiliates) or all or substantially all of the consolidated assets of Fronteer and its subsidiaries;

(iii)
 is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal;

(iv)
 is not subject, either by the terms of such Acquisition Proposal or by virtue of any applicable Law, rule or regulation of any stock exchange to any requirement that the approval of the shareholders of the Person making the Acquisition Proposal be obtained;

(v) if it relates to the acquisition of outstanding Fronteer Shares, is made available to all Fronteer Shareholders on the same terms and conditions;

(vi) is not subject to a due diligence condition;

(vii)
 is not subject to any financing condition and in respect of which the Fronteer Board has concluded, in good faith and after receiving the advice of its outside legal and financial advisors, there is a reasonable likelihood that any required financing has been obtained or will be obtained without undue delays; and

(viii) in respect of which the Fronteer Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that

(A) failure to recommend such Acquisition Proposal to the holders of Fronteer Shares would be inconsistent with its fiduciary duties under applicable Law; and

(B)
 having regard to all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of Fronteer Shares from a financial point of view than the Arrangement (after taking into account any change to the Arrangement proposed by Fronteer pursuant to section 7.3(b) of the Arrangement Agreement).

“Supporting Shareholders”	means each of the officers and the directors of Fronteer and an additional shareholder of Fronteer that executed a Lock-Up Agreement on February 3, 2011.

“Tax” or “Taxes”	means:

(i)
 any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits, taxes (including Canadian and United States federal, provincial, state and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, United States, Canada, British Columbia, Ontario and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which such Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and

(ii)
 any liability for the payment of any amount described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another Person’s Taxes as a transferee or successor, by contract or otherwise.

“Tax Act”	means the Income Tax Act (Canada), including all regulations made thereunder, as amended from time to time.

“Termination Fee”	means a fee of Cdn$85 million.

“Transferred Subsidiary”	means any entity that, directly or indirectly, owns Pilot Gold Assets and/or Fronteer Exploration Properties and/or is liable for the Pilot Gold Liabilities, including, without limitation, Pilot Gold and each of its subsidiaries.

“TSX”	means the Toronto Stock Exchange.

“United States” or “U.S.” or “USA”	means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

“U.S. Holder”	has the meaning ascribed to that term in the section of this Circular entitled “Certain U.S. Federal Income Tax Considerations”.

“U.S. Securities Act”	means the United States Securities Act of 1933 and the rules and regulations promulgated thereunder, as the same have been, and hereinafter from time to time may be, amended.

“U.S. Treaty”	means the Canada-United States Income Tax Convention, as amended.

“West Pequop Companies”	means West Pequop LLC and its wholly-owned subsidiary Pequop Exploration LLC.

“West Pequop Property”	means the mining claims (whether patented or unpatented) and acres of leased private mineral lands commonly known as the “West Pequop property”, located in Elko County, Nevada, consisting of the mineral claims depicted on Schedule H to the Arrangement Agreement.

SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the Appendices which are incorporated into and form part of this Circular. Terms with initial capital letters in this summary are defined in the Glossary of Terms immediately preceding this summary.

The Meeting

The Meeting will be held at the offices of Davies Ward Phillips & Vineberg LLP, Suite 4400, 1 First Canadian Place, Toronto, Ontario, M5X 1B1, at 10:00 a.m. (Toronto time) on March 30, 2011.

Record Date

Only Fronteer Securityholders of record at the close of business on February 28, 2011 will be entitled to receive notice of and vote at the Meeting, or any adjournment or postponement thereof.

Purpose of the Meeting

The Meeting is a special meeting of Fronteer Securityholders. At the Meeting, Fronteer Securityholders will be asked to consider and, if deemed advisable, to pass, the Arrangement Resolution approving the Arrangement involving Newmont and Fronteer. The full text of the Arrangement Resolution is set out in Appendix “A” to this Circular. In order to implement the Arrangement, the Arrangement Resolution must be approved, with or without amendment, by at least two-thirds of the votes cast in respect of the Arrangement Resolution by Fronteer Securityholders, voting together as a single class, present in person or represented by proxy at the Meeting. See “The Arrangement — Approval of Arrangement Resolution”. The TSX also requires confirmation that the Arrangement has been approved by the affirmative vote of a simple majority of the votes cast by Fronteer Shareholders at the Meeting, which requirement will necessarily be satisfied if the Arrangement Resolution is approved by the at least two-thirds vote of Fronteer Securityholders described above.

In addition, if the Arrangement Resolution is approved, the Fronteer Shareholders will also be asked to consider and vote upon the Pilot Gold Option Plan. The resolution to approve the Pilot Gold Option Plan must be approved by a majority of the votes cast in person or by proxy by the Fronteer Shareholders at the Meeting. See “Other Matters to be Considered at the Meeting — Approval of the Pilot Gold Option Plan”. Approval of the Pilot Gold Option Plan is not a condition to the Arrangement becoming effective.

The Arrangement

Under the Plan of Arrangement, commencing at the Effective Time, the following principal steps shall occur and shall be deemed to occur in the following order (at five minute intervals) without any further act or formality:

Dissent Shares

(a)	Each Fronteer Share held by a Dissenting Fronteer Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Newmont Sub and thereupon each Dissenting Fronteer Shareholder shall have the right to be paid the fair value of his or her Dissent Shares in accordance with section 5 of the Plan of Arrangement;

Fronteer Options

(b)	Notwithstanding any vesting or exercise provisions to which a Fronteer Option might otherwise be subject (whether by contract, the conditions of a grant, applicable Law or the terms of the Fronteer Stock Option Plans), each Fronteer Option issued and outstanding at the Effective Time will, without any further action by or on behalf of any holder of such Fronteer Option, be deemed to be fully vested and:

(A)	each Cashed-Out Fronteer Option shall be, and shall be deemed to be, transferred to Fronteer, free and clear of all Liens, and each such Fronteer Option shall be cancelled in exchange for the payment by Fronteer of the Cash-Out Consideration to the holder thereof;

(B)	each Exercised Fronteer Option shall be, and shall be deemed to be, exercised by the holder thereof and Fronteer shall issue one Fronteer Share to the holder thereof;

(C)	with respect to each Fronteer Option, the holder thereof will cease to be the holder of such Fronteer Option, will cease to have any rights as a holder in respect of such Fronteer Option or under the Fronteer

Stock Option Plans, such holder’s name will be removed from the register of Fronteer Options, and all option agreements, grants and similar instruments relating thereto will be cancelled; and

(D)	the Fronteer Stock Option Plans will be terminated and all outstanding Fronteer Options shall be cancelled for no consideration;

(c)	Each outstanding Fronteer Share acquired on the exercise of a Fronteer Option in the immediately preceding step (but, for greater certainty, not any other Fronteer Share held by a person acquiring a Fronteer Share in such step) will be transferred to, and acquired by Newmont Sub, free and clear of all Liens, in exchange for (A) the sum of Cdn$14.00 in cash and (B) the Pilot Gold Share Consideration.

Reorganization of Fronteer Share Capital

(d)	The authorized share capital of Fronteer will be reorganized as follows:

(A)	a new class of shares consisting of an unlimited number of Fronteer Class A Shares shall be created, and the articles of Fronteer shall be deemed to be amended accordingly;

(B)	each Fronteer Share not held by Newmont Sub will be exchanged with Fronteer (without any action on the part of the holder of the Fronteer Share) for one Fronteer Class A Share and one (1) Pilot Gold Share, and such Fronteer Shares shall thereupon be cancelled;

(C)	each Fronteer Shareholder (other than Dissenting Fronteer Shareholders with respect to Dissent Shares) shall cease to be the holder of such Fronteer Shares so exchanged and such holder’s name shall be removed from the central securities register of Fronteer in respect of such shares at such time;

(D)	each Fronteer Shareholder (other than Dissenting Fronteer Shareholders with respect to Dissent Shares) shall be deemed to be the holder of the Fronteer Class A Shares and Pilot Gold Shares (in each case, free and clear of any Lien) exchanged for the Fronteer Shares and shall be entered in the central securities register of Fronteer or Pilot Gold, as the case may be, as the holder thereof at such time; and

(E)	the amount added to the stated capital account of Fronteer in respect of the Fronteer Class A Shares will be an amount equal to the paid-up capital of the Fronteer Shares exchanged in paragraph (B) above, less the aggregate fair market value of the Pilot Gold Shares distributed on such exchange;

Consolidation of Pilot Gold Shares

(e)	The Pilot Gold Shares shall be consolidated on a one-for-four basis;

Exchange of Fronteer Class A Shares for Cash

(f)	Each outstanding Fronteer Class A Share will be transferred to, and acquired by Newmont Sub, free and clear of all Liens, in exchange for Cdn$14.00 in cash; and

Appointment of New Directors of Fronteer

(g)	The number of directors of Fronteer shall be set at two, and the incumbent directors of Fronteer shall be deemed to have resigned and shall be replaced by two nominees of Newmont.

No fractional Pilot Gold Shares shall be issued to any Fronteer Securityholder. If the aggregate number of Pilot Gold Shares to which a Fronteer Securityholder would otherwise be entitled would include a fractional Pilot Gold Share, then the number of Pilot Gold Shares to be issued to a Fronteer Securityholder after consolidation of the Pilot Gold Shares shall be rounded down to the nearest whole number and no Fronteer Securityholder will be entitled to any compensation in respect of such fractional Pilot Gold Share.

If you hold your Fronteer Shares through a broker or other person please contact that broker or other person for instructions and assistance in receiving the cash payable and the Pilot Gold Shares to be distributed under the Arrangement.

In order to receive the cash payable and the Pilot Gold Shares to be distributed under the Arrangement, a Registered Fronteer Shareholder must complete, sign, date and return the enclosed Letter of Transmittal and all documents required thereby in accordance with the instructions set out therein.

Background to the Arrangement

Fronteer regularly evaluates business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with the best interests of the corporation. Over the past several years, Fronteer executed a number of confidentiality agreements with various mining companies in order to allow exploratory discussions to take place regarding potential transactions to maximize shareholder value and established a data room to allow preliminary diligence investigations to be undertaken.

As part of this ongoing course of action, on March 25, 2010, Fronteer and Newmont entered into the Confidentiality Agreement following which Fronteer granted Newmont access to its data room and Newmont commenced its technical due diligence.

On April 6, 2010, Fronteer engaged RBC Capital Markets as its financial advisor to assist Fronteer and provide financial advice with respect to strategic alternatives available to Fronteer in light of the continued success at Long Canyon and growing interest in the Long Canyon Project and Fronteer by several major mining companies.

Over the following months, Newmont continued its technical due diligence on the Long Canyon Project before notifying Fronteer on August 3, 2010 that it was no longer reviewing the available data.

On August 28, 2010, Fronteer announced that it had reached agreement to acquire all of the outstanding shares of AuEx Ventures Inc. (“AuEx”), its then 49% joint venture partner in the Long Canyon Project, for an aggregate acquisition price of $280 million. With the completion of the acquisition of AuEx on November 2, 2010, Fronteer consolidated 100% of the ownership of the Long Canyon Project.

On December 8, 2010, following the consolidation of the Long Canyon Project and public disclosure by Fronteer of additional drill results at Long Canyon, a representative of Newmont contacted Fronteer requesting to re-commence Newmont’s technical due diligence on the Long Canyon Project. Shortly after its request, Newmont re-commenced its technical due diligence and began certain focused legal and corporate due diligence. On December 20, 2010, representatives from Newmont conducted a site visit to the Long Canyon core shed.

During the week of January 3, 2011, Fronteer was advised that Newmont was considering making a non-binding proposal to Fronteer regarding the possible acquisition of Fronteer by Newmont.

On January 4, 2011, Fronteer retained Davies Ward Phillips & Vineberg LLP as its legal counsel in connection with a potential change of control transaction.

On January 13, 2011, Newmont delivered to Fronteer a non-binding proposal letter regarding the proposed acquisition of Fronteer by Newmont and seeking a two-week exclusivity period.

The Fronteer Board met with its financial and legal advisors on January 14, 2011 to consider the Newmont proposal. At this meeting, RBC Capital Markets presented a preliminary financial analysis of the proposed transaction to the Fronteer Board. In addition, Fronteer’s legal counsel provided the Fronteer Board with advice regarding its legal and fiduciary duties. At the meeting, the Board authorized Fronteer management to agree to negotiate exclusively with Newmont for the two-week period and to continue to negotiate with Newmont in an effort to improve the indicative terms contained in Newmont’s proposal letter.

Following discussions with Newmont later that day, Fronteer and Newmont executed a revised proposal letter which contained improved terms from the January 13 proposal letter and pursuant to which Fronteer granted Newmont exclusivity until February 4, 2011.

Pursuant to the exclusivity provisions of the executed proposal letter, Fronteer advised the other mining companies that had accessed the data room that Fronteer had entered into exclusive negotiations with a third party and, as required by those exclusivity provisions, Fronteer terminated access to its confidential data.

Between January 14 and February 2, 2011, Newmont continued its technical and legal due diligence and the terms of the Arrangement Agreement and the Lock-Up Agreements were negotiated.

Following extensive discussions on February 2, 2011 which resulted in modification of certain of the terms contained in the January 14 proposal letter, management of Fronteer was satisfied that the proposed terms of the Arrangement should be presented for approval to the Fronteer Board.

At a meeting of the Fronteer Board on February 2, 2011, Fronteer’s legal counsel provided a summary of the material provisions of the proposed Arrangement Agreement and advised the Fronteer Board regarding its legal and fiduciary duties associated with entering into a change of control transaction with Newmont. At that meeting, RBC Capital Markets presented its formal analysis evaluating the terms of the proposed Arrangement and delivered its oral opinion (which was later confirmed in writing) to the Board to the effect that, as of such date and subject to the assumptions, limitations and qualifications described in such opinion, the consideration to be received under the Arrangement was fair, from a financial point of view, to the Fronteer Shareholders. This summary of the Fairness Opinion is qualified in its entirety by the full text thereof, which is attached hereto as Appendix “C”.

Following the RBC Capital Markets presentation, the Fronteer Board considered the proposed transaction and the oral opinion provided by RBC Capital Markets, consulted with senior management and Fronteer’s legal advisors and unanimously concluded, for reasons including those described under “The Arrangement — Reasons for the Arrangement ”, that the proposed Arrangement was in the best interests of Fronteer and fair to the Fronteer Securityholders. The Fronteer Board then unanimously approved the entering into of the Arrangement Agreement and the holding of a meeting of Fronteer Securityholders for the purpose of approving the Arrangement Resolution and unanimously determined to recommend that Fronteer Securityholders vote FOR the Arrangement.

Throughout the night on February 2, 2011, counsel for Fronteer and Newmont finalized the Arrangement Agreement and related documents. The Arrangement Agreement and Lock-Up Agreements were executed early in the morning on February 3, 2011.

Prior to markets opening on February 3, 2011, Fronteer and Newmont issued a joint press release announcing the Arrangement.

Recommendation of the Fronteer Board

After careful consideration of the factors described under the heading “The Arrangement — Reasons for the Arrangement”, the Fairness Opinion and the other factors set out below under the heading “The Arrangement — Fairness Opinion”, the Fronteer Board has unanimously determined that the Plan of Arrangement is fair to Fronteer Securityholders and is in the best interests of Fronteer. Accordingly, the Fronteer Board unanimously recommends that Fronteer Securityholders vote FOR the Arrangement Resolution.

Reasons for the Arrangement

The Fronteer Board reviewed and considered a significant amount of information and considered a number of factors relating to the Arrangement with the benefit of advice from Fronteer’s senior management and Fronteer’s financial, legal and technical advisors. The following is a summary of the principal reasons for the unanimous conclusion of the Fronteer Board that the Arrangement is in the best interests of Fronteer and is fair to the Fronteer Securityholders, the unanimous determination of the Fronteer Board to approve the Arrangement and authorize its submission to the Fronteer Securityholders and to the Court for approval, and the unanimous recommendation of the Fronteer Board that Fronteer Securityholders vote FOR the Arrangement Resolution:

(a)	Significant Premium. The Arrangement values Fronteer at Cdn$14.00 per Fronteer Share (excluding the value of the Pilot Gold Shares that will also be distributed to the Fronteer Securityholders), representing a premium of approximately 37% to the closing price of the Fronteer Shares on the TSX on February 2, 2011, the last trading day prior to the announcement of the Arrangement. Fronteer Securityholders will also receive one Pilot Gold Share for every Fronteer Share held or to which the Fronteer Securityholder would otherwise be entitled upon the surrender or exercise of Fronteer Options, which delivers additional value beyond the 37% premium represented by the Cdn$14.00 of cash consideration. The Arrangement values Fronteer favourably: (i) on a price to net asset value basis; (ii) on an enterprise value per ounce basis; and (iii) relative to comparable recent precedent transactions.

(b)	Certainty of Value. Cdn$14.00 of the consideration to be received by Fronteer Securityholders is payable in cash, which provides certainty of value at the significant premium described above.

(c)	Continued Participation by Fronteer Securityholders in Fronteer’s Exploration Properties Through Pilot Gold. Fronteer Securityholders, through their ownership of Pilot Gold Shares, will continue to participate in the opportunities associated with Fronteer Exploration Properties being transferred to Pilot Gold. The former Fronteer Securityholders will hold approximately 80.1% of the issued Pilot Gold Shares upon completion of the Arrangement and Pilot Gold will have approximately Cdn$9.64 million (representing $10 million less anticipated Cash Call Payments) in cash to pursue the exploration business formerly run by Fronteer. Mark O’Dea, the President and Chief Executive Officer of Fronteer, will become Chairman of the board of directors of Pilot Gold and Matthew Lennox-King, Fronteer’s senior geologist, will be the President and Chief

Executive Officer of Pilot Gold. In addition, several other key officers and employees of Fronteer will serve as members of Pilot Gold’s senior management and on Pilot Gold’s board of directors.

(d)	Fairness Opinion. Fronteer’s financial advisor, RBC Capital Markets, provided its opinion to the Fronteer Board to the effect that, as of February 2, 2011, and subject to the assumptions, limitations and qualifications set out in the Fairness Opinion, the consideration to be received under the Arrangement is fair, from a financial point of view, to Fronteer Shareholders. See “The Arrangement — Fairness Opinion”.

(e)	Alternatives to the Arrangement. Prior to entering into the Arrangement Agreement, Fronteer regularly evaluated business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with the best interests of the corporation. The Fronteer Board, with the assistance of legal and financial advisors, assessed the alternatives reasonably available to Fronteer and determined that the Arrangement represents the best current prospect for maximizing shareholder value.

(f)	Superior Proposals. Prior to the Fronteer Securityholder Approval, the Arrangement Agreement allows the Fronteer Board, subject to compliance with the Arrangement Agreement, to furnish information and take certain other actions in respect of an unsolicited Acquisition Proposal that could reasonably be a Superior Proposal. This option and the ability to terminate the Arrangement Agreement in specified circumstances to accept a Superior Proposal on payment of the Termination Fee provided further assurance to the Fronteer Board that it would have a reasonable opportunity to consider a potential alternative transaction, if one were subsequently proposed. The Fronteer Board received advice from its financial and legal advisors that the terms of the Arrangement Agreement, including the Termination Fee and the circumstances for its payment, are within the ranges typical in the market for similar transactions and should not be a significant deterrent to a party that otherwise determined to pursue a Superior Proposal. See “The Arrangement — The Arrangement Agreement”.

(g)	Approval Thresholds. The Fronteer Board considered the fact that the Arrangement Resolution must be approved by no less than two-thirds of the votes cast by Fronteer Securityholders, voting together as a single class, in person or by proxy at the Meeting to be protective of the rights of Fronteer Securityholders. The Fronteer Board also considered the fact that the Arrangement must also be approved by the Court, which will consider the fairness of the Arrangement to all Fronteer Securityholders.

(h)	Likelihood of the Arrangement Being Completed. The likelihood of the Arrangement being completed is considered by the Fronteer Board to be high, in light of the experience, reputation and financial capability of Newmont and the absence of significant closing conditions outside the control of Fronteer, other than the Fronteer Securityholder Approval, the approval by the Court of the Arrangement, and the exercise by holders of no more than 10% of the Fronteer Shares of their Dissent Rights. In addition, the Key Regulatory Approvals condition has been satisfied.

(i)	Dissent Rights. Any registered Fronteer Shareholder who opposes the Arrangement may, on strict compliance with certain conditions, exercise its Dissent Rights and receive the fair value of the Dissent Shares in accordance with the Arrangement.

(j)	Lock-up Agreements. The Directors and officers of Fronteer and an additional Fronteer Shareholder, who in aggregate held approximately 3.9% of the outstanding Fronteer Shares and 68.2% of the outstanding Fronteer Options as at February 3, 2011 (the date on which the Arrangement was announced), each entered into Lock-up Agreements pursuant to which they agreed, among other things, to vote in favour of the Arrangement. See “The Arrangement — Lock-Up Agreements”.

See “Cautionary Note Regarding Forward-Looking Statements and Risks” and “The Arrangement — Reasons for the Arrangement.”

Fairness Opinion

On February 2, 2011, RBC Capital Markets delivered to the Fronteer Board its oral opinion, later confirmed in writing, that, as of such date, and subject to the assumptions, limitations and qualifications set out in the Fairness Opinion, the consideration to be received under the Arrangement is fair, from a financial point of view, to the Fronteer Shareholders. The full text of the Fairness Opinion, which sets out, among other things, the assumptions made, information received and matters considered by RBC Capital Markets in rendering the Fairness Opinion, as well as the limitations and qualifications the opinion is subject to, is attached as Appendix “C” to this Circular. Fronteer Shareholders are urged to read the Fairness

Opinion in its entirety. The summary of the Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of such opinion. See “The Arrangement — Fairness Opinion”.

Subject to the terms of its engagement, RBC Capital Markets has consented to the inclusion in this Circular of the Fairness Opinion in its entirety, together with the summary herein and other information relating to RBC Capital Markets and the Fairness Opinion. The Fairness Opinion addresses only the fairness of the consideration to be received by the Fronteer Shareholders under the Arrangement from a financial point of view and does not and should not be construed as a valuation of Fronteer or Pilot Gold or their respective assets, liabilities or securities or as a recommendation to any Fronteer Shareholder as to whether to vote in favour of the Arrangement. The Fairness Opinion may not be used by any other person or relied upon by any other person other than the Fronteer Board, and does not confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of Fronteer or any other party.

Lock-up Agreements

On February 3, 2011, Newmont entered into the Lock-up Agreements with each of the directors and officers of Fronteer and an additional Fronteer Shareholder. The Lock-up Agreements set forth, among other things, the agreement of such directors, officers and shareholder to vote their Fronteer Shares in favour of the Arrangement and the Pilot Gold Option Plan. As of February 3, 2011 (the date on which the Arrangement was announced), 5,965,273 of the outstanding Fronteer Shares and 8,626,231 of the Fronteer Options were subject to the Lock-up Agreements, representing approximately 3.9% of the outstanding Fronteer Shares and approximately 68.2% of the outstanding Fronteer Options. As of the Record Date, 6,758,004 of the outstanding Fronteer Shares and 7,883,500 of the outstanding Fronteer Options were subject to the Lock-up Agreements, representing approximately 4.4% of the outstanding Fronteer Shares and 73.0% of the outstanding Fronteer Options.

Newmont has confirmed to Fronteer that neither Newmont nor any of its affiliates held any Fronteer Shares (or securities convertible into Fronteer Shares) as at either the Record Date or the date of this Circular.

Treatment of Fronteer Options

At the time of sending this Circular to each Fronteer Optionholder, Fronteer is also sending to each Fronteer Optionholder an election form pursuant to which each Fronteer Optionholder will be notified that in accordance with the terms of the Fronteer Stock Option Plans, the Fronteer Board has accelerated the vesting of all Fronteer Options, conditional on completion of the Arrangement. In addition, the election form will set out the election to be made by each Fronteer Optionholder as described below.

Fronteer Optionholders may, notwithstanding any vesting or exercise provisions to which a Fronteer Option might otherwise be subject, elect to (a) surrender their Fronteer Options to Fronteer for cancellation in exchange for payment of the Cash-Out Consideration or (b) exercise their Fronteer Options for Fronteer Shares, with such exercise being conditional on the closing of the Arrangement. Any Fronteer Options which have not been surrendered for cancellation or exercised before the Effective Time will terminate at the Effective Time pursuant to the Plan of Arrangement.

Pursuant to the terms of the Fronteer Stock Option Plans, the exercise price of the Fronteer Options shall be satisfied by the payment to Fronteer of the aggregate of the strike price of such Fronteer Options and the amount of all withholdings required to be made in connection with the exercise thereof under the Tax Act or other applicable Law.

See “The Arrangement — Treatment of Fronteer Options”.

Pilot Gold

Pilot Gold is currently a wholly-owned subsidiary of Fronteer that will acquire and hold the Fronteer Exploration Properties. The registered and records office of Pilot Gold is located at Suite 1650, 1055 West Hastings, Vancouver, British Columbia V6E 2E9. Upon completion of the Arrangement, Pilot Gold expects that it will become a reporting issuer in each of the provinces of Canada, and will hold the Fronteer Exploration Properties and approximately Cdn$9.64 million in cash (representing Cdn.$10 million less anticipated Cash Call Payments). See Appendix “E” — “Information Concerning Pilot Gold”.

Conditions to the Arrangement

Completion of the Arrangement is subject to a number of specified conditions being met as of the Effective Time, including, but not limited to:

•	the Fronteer Securityholder Approval having been obtained;

•	the Final Order having been granted by the Court on terms consistent with the Arrangement Agreement and such Final Order not having been set aside or modified in a manner unacceptable to Fronteer and Newmont;

•	the Key Regulatory Approvals having been obtained;

•	the Arrangement Agreement not having been terminated;

•	holders of no more than ten percent (10%) of the Fronteer Shares having exercised their Dissent Rights (and not withdrawn such exercise); and

•	the accuracy of representations and warranties made in the Arrangement Agreement and compliance by the Parties with the covenants set forth in the Arrangement Agreement.

The condition that the Key Regulatory Approvals be obtained has been satisfied.

The Arrangement Agreement also provides that the respective obligations of Newmont and Fronteer to complete the Arrangement are subject to the satisfaction or waiver of certain additional conditions precedent, including, but not limited to, there having not occurred any Material Adverse Effect in respect of Fronteer.

See “The Arrangement — The Arrangement Agreement — Conditions to the Arrangement Becoming Effective”.

Non-Solicitation of Acquisition Proposals

Pursuant to the Arrangement Agreement, Fronteer has agreed, among other things, not to solicit, initiate, encourage or facilitate any Acquisition Proposals. However, the Fronteer Board does have the right to consider and accept a Superior Proposal under certain conditions. Newmont has the right to match any Superior Proposal in accordance with the Arrangement Agreement. If Newmont declines to match any Superior Proposal and Fronteer terminates the Arrangement Agreement in order to accept the Superior Proposal, as well as in certain other circumstances described in further detail below and in the Arrangement Agreement, Fronteer must pay Newmont the Termination Fee of Cdn$85 million. Fronteer’s right to consider Superior Proposals continues only until Fronteer Securityholder Approval has been obtained.

See “The Arrangement — The Arrangement Agreement — Covenants of Fronteer — Non-Solicitation Covenant”.

Termination of Arrangement Agreement

The Arrangement Agreement may be terminated prior to the Effective Time in certain circumstances. Many of such termination events lead to consequences such as payment by Fronteer to Newmont of the Termination Fee of Cdn$85 million or expense reimbursement of up to Cdn$5 million.

Generally, the Termination Fee is payable by Fronteer to Newmont (i) if, prior to obtaining the Fronteer Securityholder Approval, the Fronteer Board withdraws, amends or modifies, in a manner adverse to Newmont, or fails to reaffirm its recommendation of the Arrangement within five Business Days (and in any case prior to the Meeting) after having been requested to do so by Newmont and the Arrangement Agreement is terminated by Newmont; (ii) if Newmont terminates the Arrangement Agreement because Fronteer violates its obligations to, among other things, not solicit or encourage any Acquisition Proposals; (iii) if Newmont terminates the Arrangement Agreement after Fronteer notifies Newmont that it has determined that an Acquisition Proposal is a Superior Proposal; or (iv) if Fronteer terminates the Arrangement Agreement to accept a Superior Proposal. In addition, the Termination Fee (less any termination expenses actually paid to Newmont) is payable by Fronteer to Newmont (a) if Newmont terminates the Arrangement Agreement as a result of, among other things, the Meeting not occurring prior to May 6, 2011 or certain breaches by Fronteer of its representations or covenants; or (b) if either Newmont or Fronteer terminates the Arrangement Agreement as a result of the Effective Date not occurring by the Outside Date or the Fronteer Securityholder Approval not being obtained at the Meeting, but only, in these cases, if prior to the earlier of the termination of the Arrangement Agreement or the holding of the Meeting, an Acquisition Proposal is made or announced by any Person (other than Fronteer or any of its affiliates) and, within 12 months following such termination, (x) an Acquisition Proposal is consummated by Fronteer or (y) Fronteer and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Fronteer Board approves or recommends, an Acquisition Proposal and at any time thereafter (whether or not within 12 months of such termination) such Acquisition Proposal is consummated.

See “The Arrangement — The Arrangement Agreement — Termination”.

Procedure for Exchange of Fronteer Shares

Equity Financial Trust Company is acting as depositary under the Arrangement. The Depositary will receive deposits of certificates representing Fronteer Shares and an accompanying Letter of Transmittal, at the office specified in the Letter of Transmittal and will be responsible for delivering share certificates representing Pilot Gold Shares and cheques in respect of the Consideration to which Fronteer Shareholders are entitled to under the Arrangement.

At the time of sending this Circular to each Fronteer Securityholder, Fronteer is also sending to each Registered Fronteer Shareholder the Letter of Transmittal. The Letter of Transmittal is for use by Registered Fronteer Shareholders only and is not to be used by Non-Registered Holders. Non-Registered Holders should contact their broker or other intermediary for instructions and assistance in receiving the Pilot Gold Shares and Consideration in respect of their Fronteer Shares.

The Letter of Transmittal contains instructions with respect to the deposit of certificates representing Fronteer Shares with the Depositary at its offices in Toronto, Ontario in order to receive certificates representing Pilot Gold Shares and the Consideration to which they are entitled under the Arrangement. Following the Effective Date, upon return of a properly completed Letter of Transmittal, together with share certificates representing Fronteer Shares and such other documents as the Depositary may require, share certificates for the appropriate number of Pilot Gold Shares and a cheque in the aggregate amount of Consideration to which the former Fronteer Shareholder is entitled under the Arrangement will be delivered.

A Registered Fronteer Shareholder must deliver to the Depositary at the office listed in the Letter of Transmittal:

(a)	the share certificates representing their Fronteer Shares;

(b)	a Letter of Transmittal in the form provided with this Circular, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c)	any other documentation required by the instructions set out in the Letter of Transmittal.

Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the share certificate(s) deposited therewith, the share certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney, duly and properly completed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by an Eligible Institution.

No fractional Pilot Gold Shares shall be issued to any Fronteer Securityholder. If the aggregate number of Pilot Gold Shares to which a Fronteer Securityholder would otherwise be entitled would include a fractional Pilot Gold Share, then the number of Pilot Gold Shares to be issued to a Fronteer Securityholder after consolidation of the Pilot Gold Shares shall be rounded down to the nearest whole number and no Fronteer Securityholder will be entitled to any compensation in respect of such fractional Pilot Gold Share.

See “The Arrangement — Procedure for Exchange of Fronteer Shares”.

Procedure for Exchange of Fronteer Options

At the time of sending this Circular to each Fronteer Securityholder, Fronteer is also sending to each Fronteer Optionholder an election form pursuant to which each Fronteer Optionholder will be notified that in accordance with the terms of the Fronteer Stock Option Plans, the Fronteer Board has accelerated the vesting of all Fronteer Options, conditional on completion of the Arrangement.

Fronteer Optionholders are requested to duly complete the election form, together with payment by certified cheque if required, and return it to Fronteer’s Corporate Secretary at the address contained in the election form by no later than March 25, 2011. Failure to do so prior to the Effective Date will result in the loss of your Fronteer Options. If you have not received an election form, please contact Fronteer’s Corporate Secretary at stetzlaff@fronteergold.com.

Right to Pilot Gold Shares

Only Fronteer Shareholders and Fronteer Optionholders that elect to (a) surrender their Fronteer Options to Fronteer for cancellation in exchange for payment of the Cash-Out Consideration; or (b) exercise their Fronteer Options prior to the Effective Time will be entitled to receive Pilot Gold Shares. Any holder of Fronteer Options who has not surrendered or exercised his or her Fronteer Options before the Effective Time will not be entitled to receive Pilot Gold Shares pursuant to the Arrangement.

Cancellation of Rights After Six Years

Any certificate which immediately prior to the Effective Time represented outstanding Fronteer Shares and which has not been surrendered, with all other documents required by the Depositary, on or before the date that is six years after the Effective Date, will cease to represent any claim against or interest of any kind or nature in Newmont, Fronteer or Pilot Gold. Accordingly, former Fronteer Shareholders who deposit with the Depositary certificates representing Fronteer Shares after the sixth anniversary of the Effective Date will not receive Pilot Gold Shares or any other consideration in exchange therefor, will not own any interest in Fronteer or Pilot Gold, and such former Fronteer Shareholders will not be paid any Consideration or other compensation.

Dissent Rights

The Interim Order provides that each Registered Fronteer Shareholder will have the right to dissent and, if the Arrangement becomes effective, to have his or her Fronteer Shares cancelled in exchange for a cash payment from Newmont Sub equal to the fair value of his or her Fronteer Shares in accordance with the requirements of the Dissent Rights set out in section 185 of the OBCA, as modified by the Interim Order. In order to validly dissent, any such Registered Fronteer Shareholder must not vote any Fronteer Shares in respect of which Dissent Rights have been exercised in favour of the Arrangement Resolution, must provide Fronteer with written objection to the Arrangement by 4:00 p.m. (Vancouver time) on March 28, 2011, or two Business Days prior to any adjournment or postponement of the Meeting. A Non-Registered Holder who wishes to exercise Dissent Rights must arrange for the Fronteer Shares beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Fronteer or, alternatively, arrange for the Registered Fronteer Shareholder(s) holding its Fronteer Shares to deliver the Dissent Notice on its behalf.

If a Dissenting Fronteer Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in section 185 of the OBCA, as modified by the Interim Order, it will lose its Dissent Rights.

It is a condition of the Arrangement that holders of no more than 10% of Fronteer Shares shall have exercised Dissent Rights (and not withdrawn such exercise).

See “The Arrangement — Dissent Rights”.

Income Tax Considerations

Summary of Certain Canadian Federal Income Tax Considerations

A Fronteer Shareholder who is resident in Canada whose Fronteer Shares constitute “capital property” for the purposes of the Tax Act generally will not realize a capital gain (or capital loss) as a result of the exchange of such shares for Fronteer Class A Shares and Pilot Gold Shares under the Arrangement provided that the fair market value of the Pilot Gold Shares received by the Fronteer Shareholder does not exceed the adjusted cost base of the Fronteer Shareholder’s Fronteer Shares. Such a Fronteer Shareholder will generally realize a capital gain (or capital loss) on the disposition by such Fronteer Shareholder of Fronteer Class A Shares for the Consideration under the Arrangement to the extent that the aggregate of the amount of the Consideration received by the shareholder, net of any reasonable costs of disposition, exceeds (or is exceeded by) the shareholder’s adjusted cost base of the shareholder’s Fronteer Class A Shares, which will generally equal the adjusted cost base of such shareholder’s Fronteer Shares minus the fair market value of the Pilot Gold Shares received by such shareholder.

A Fronteer Shareholder who is not resident in Canada for purposes of the Tax Act will not generally be subject to tax under the Tax Act on the disposition of their Fronteer Shares or Fronteer Class A Shares under the Arrangement, provided that such shares do not constitute “taxable Canadian property” to such Fronteer Shareholder.

A Fronteer Optionholder who is resident in Canada generally will be deemed to receive a taxable benefit from employment equal to the value of the Cash-Out Consideration on the surrender of such Fronteer Options (before the deduction of applicable withholding taxes) less the amount, if any, paid by the Fronteer Optionholder to acquire such Fronteer Options. A Fronteer Optionholder who is resident in Canada and who exercises Fronteer Options will generally be deemed to receive a taxable benefit from employment equal to the amount by which the fair market value of Fronteer Shares acquired upon the exercise of the Fronteer Options, determined at the time of exercise, exceeds the sum of the exercise price payable for the acquisition of such Fronteer Shares and any amount paid by the Fronteer Optionholder to acquire such Fronteer Options. Fronteer Optionholders may be eligible to claim a deduction which will reduce taxable income by an amount equal to 50% of the taxable benefit from employment realized on the exercise or disposition of their Fronteer Options.

A summary of the principal Canadian federal income tax considerations in respect of the proposed Arrangement is included under “Certain Canadian Federal Income Tax Considerations” and the foregoing is qualified in full by the information in such section.

Summary of Certain U.S. Federal Income Tax Considerations

For U.S. federal income tax purposes, it is anticipated that the Arrangement will not be a tax-free transaction for Fronteer Shareholders that are U.S. Holders (as defined in the “Certain United States Federal Income Tax Considerations” below). Based on Fronteer’s income, assets and business to date, Fronteer anticipates that it is classified for U.S. federal income tax purposes as a passive foreign investment company (“PFIC”). This could result in material U.S. federal income tax consequences for U.S. Holders of Fronteer Shares and Pilot Gold Shares, including having gains realized on the disposition of such shares treated as ordinary income rather than as capital gains, and having interest charges apply to those gains as well as certain other distributions by Fronteer. Further, certain non-corporate U.S. Holders will not be eligible for the preferential U.S. tax rates on dividends paid by Pilot Gold. While the U.S. income tax consequences of holding an interest in a PFIC can be mitigated, the mitigation requires compliance with certain U.S. tax return and reporting requirements. For a more detailed discussion of the consequences of being classified as a PFIC, including a discussion of a qualified electing fund election and a mark-to-market election, which could mitigate certain of the adverse tax consequences described above, see “Certain United States Federal Income Tax Considerations” below, and the foregoing is qualified in full by the information in that section. U.S. Holders are strongly encouraged to read that section in full.

Fronteer urges U.S. Holders to consult their tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of Fronteer Shares, Fronteer Class A Shares, Fronteer Options and Pilot Gold Shares, as may apply to the U.S. Holder’s particular circumstances.

Court Approval

The Arrangement requires Court approval under the OBCA. In addition to this approval, the Court will be asked for a declaration following a Court hearing that the Arrangement is fair to the Fronteer Shareholders. Prior to the mailing of this Circular, Fronteer obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and certain other procedural matters. Following receipt of Fronteer Securityholder Approval, pursuant to its obligations under the Arrangement Agreement, Fronteer intends to make an application to the Court for the Final Order at 10:00 a.m. (Toronto time), or as soon thereafter as counsel may be heard, on April 1, 2011 at the Courthouse, 330 University Avenue, Toronto, Ontario, or at any other date and time as the Court may direct. Davies Ward Phillips & Vineberg LLP, counsel to Fronteer, has advised that, in deciding whether to grant the Final Order, the Court will consider, among other things, the fairness of the Arrangement to Fronteer Shareholders.

Any Fronteer Shareholder who wishes to appear or be represented and to present evidence or arguments at that hearing must file and serve a notice of appearance no later than 5:00 p.m. (Toronto time) on March 25, 2011 along with any other documents required, all as set out in the Interim Order and Notice of Application, the text of which are set out in Appendix “D” to this Circular and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements.

The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit.

The Court will be advised, prior to the hearing, that the Court’s approval of the Arrangement will form the basis for an exemption from registration of the Fronteer Shares issued, and the Pilot Gold Shares distributed, in connection with the Arrangement under the U.S. Securities Act pursuant to section 3(a)(10) thereof. See “The Arrangement — Court Approval of the Arrangement”.

Regulatory Law Matters and Securities Law Matters

Canadian Securities Law Matters

Fronteer is a reporting issuer in each of the provinces of Canada. The Fronteer Shares currently trade on the TSX and NYSE-Amex. After the Arrangement, Fronteer will be a wholly-owned subsidiary of Newmont, the Fronteer Shares will be delisted from the TSX and NYSE Amex (anticipated to be effective one to two Business Days following the Effective Date) and Newmont expects to apply to the applicable Canadian securities regulators to have Fronteer cease to be a reporting issuer.

Upon completion of the Arrangement, Pilot Gold expects that it will become a reporting issuer in each of the provinces of Canada. As the Pilot Gold Shares are not listed on a stock exchange, unless and until such a listing is obtained, holders of Pilot Gold Shares may not have a market for their shares.

The distribution of the Pilot Gold Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable securities legislation. The Pilot Gold Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a “control distribution” as defined in National Instrument 45-102 — Resale of Securities of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or to create a demand for the Pilot Gold Shares, (iii) no extraordinary commission or consideration is paid to a person in respect of such sale, and (iv) if the selling security holder is an insider or officer of Pilot Gold, the selling security holder has no reasonable grounds to believe that Pilot Gold is in default of applicable Canadian securities laws.

Each Fronteer Securityholder is urged to consult his or her professional advisors to determine the Canadian conditions and restrictions applicable to trades in Pilot Gold Shares.

See “The Arrangement — Regulatory Law Matters and Securities Law Matters”.

United States Securities Law Matters

The Pilot Gold Shares to be distributed to Fronteer Securityholders in the United States pursuant to the Arrangement will not be registered under the provisions of the U.S. Securities Act or any state securities laws and will be issued and distributed in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act and exemptions from registration under applicable state securities laws. Resale of the Pilot Gold Shares outstanding after the Arrangement will not be registered under the U.S. Securities Act and, absent an exemption from registration, will be subject to restrictions imposed by the U.S. Securities Act. The availability of exemptions from registration for resale of the Pilot Gold Shares may depend in part on whether the holder of the Pilot Gold Shares is an “affiliate” of Fronteer or Pilot Gold, respectively, before or after the Arrangement or before any resale of Pilot Gold Shares. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Directors, executive officers and major shareholders of the issuer and other persons with the ability to influence the issuer should seek the advice of their legal counsel to determine if they are “affiliates” and whether resale of the Pilot Gold Shares will be subject to restrictions imposed by the U.S. Securities Act. See “The Arrangement — Regulatory Law Matters and Securities Law Matters”.

The solicitation of proxies made pursuant to this Circular is not subject to the requirements of Section 14(a) of the Exchange Act. Accordingly, the solicitation of proxies and transactions contemplated herein are being made in accordance with Canadian corporate and securities laws. Fronteer Securityholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations. The financial statements of Pilot Gold included in this Circular have been prepared in accordance with Canadian GAAP and thus may not be comparable to financial statements of United States corporations.

THE PILOT GOLD SHARES TO WHICH FRONTEER SECURITYHOLDERS WILL BE ENTITLED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

See “The Arrangement — Regulatory Law Matters and Securities Law Matters”.

Risk Factors

Fronteer Securityholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) the Arrangement Agreement may be terminated in certain circumstances, including in the event of a change having a Material Adverse Effect on Fronteer; (ii) there can be no certainty that all conditions precedent to the Arrangement will be satisfied; (iii) Fronteer will incur costs even if the Arrangement is not completed, and also may be required to pay the Termination Fee to Newmont or to reimburse Newmont for certain expenses incurred in connection with the Arrangement; (iv) Directors and executive officers of Fronteer may have interests in the Arrangement that are different from those of the Fronteer Shareholders; and (v) the Arrangement may have adverse U.S. federal income tax consequences to U.S. Holders under the PFIC rules.

For more information see “The Arrangement — Risks Associated with the Arrangement”. Additional risks and uncertainties, including those currently unknown or considered immaterial by Fronteer, may also adversely affect the Pilot Gold Shares, and/or the business of Pilot Gold following the Arrangement. In addition to the risk factors relating to the Arrangement set out in this Circular, Fronteer Securityholders should also carefully consider the risk factors associated with the business of Pilot Gold included in this Circular, including the documents incorporated by reference therein. See “The Arrangement — Risks Associated with the Arrangement”, and Appendix “E” — “Information Concerning Pilot Gold — Risk Factors”.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Fronteer for use at the Meeting, to be held on March 30, 2011, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of Fronteer at nominal cost. Fronteer has retained Georgeson to assist in the solicitation of proxies for a fee of up to Cdn$80,000 for its services, plus expenses, plus a “per call” fee of Cdn$8.00 for each telephone call made by Fronteer Securityholders to Georgeson or by Georgeson to Fronteer Securityholders in connection with the solicitation. The fees and expenses of Georgeson will be paid by Newmont. All other costs of solicitation by management will be borne by Fronteer at nominal cost.

How a Vote is Passed

At the Meeting, Fronteer Securityholders will be asked, among other things, to consider and to vote to approve the Arrangement Resolution approving the Arrangement. To be effective, the Arrangement must be approved by a resolution passed by not less than two-thirds of the votes cast by the Fronteer Securityholders voting together as a single class of securities in person or by proxy at the Meeting.

The approval of the Pilot Gold Option Plan, as described in the attached Notice of Meeting, is an ordinary resolution and can be passed by a simple majority of the votes cast at the Meeting in person or by proxy by Fronteer Shareholders.

The quorum for the Meeting is two persons who are, or who represent by proxy, Fronteer Shareholders entitled to vote at the Meeting.

Who can Vote?

If you were a Registered Fronteer Securityholder as of the close of business on February 28, 2011, you are entitled to attend at the Meeting and cast one vote for each Fronteer Share registered in your name on all resolutions put before the Meeting and to cast one vote for each Fronteer Option registered in your name on the Arrangement Resolution. If Fronteer Shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf, but documentation indicating such officer’s authority should be presented at the Meeting. If you are a Registered Fronteer Securityholder but do not wish to, or cannot, attend the Meeting in person you can appoint someone who will attend the Meeting and act as your proxyholder to vote in accordance with your instructions. If your Fronteer Shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled “Non-Registered Holders” set out below.

It is important that your Fronteer Securities be represented at the Meeting regardless of the number of Fronteer Securities you hold. If you will not be attending the Meeting in person, we invite you to complete, date, sign and return your form of proxy (printed on blue paper for Fronteer Shares and on pink paper for Fronteer Options) as soon as possible so that your Fronteer Securities will be represented.

Appointment of Proxies

If you do not come to the Meeting, you can still make your vote(s) count by appointing someone who will be there to act as your proxyholder at the Meeting. You can appoint the persons named in the enclosed forms of proxy, who are directors of Fronteer. Alternatively, you can appoint any other person to attend the Meeting as your proxyholder. Regardless of who you appoint as your proxyholder, you can either instruct that person or company how you want to vote or you can let him or her decide for you. You can do this by completing a form of proxy. In order to be valid, you must return the completed form of proxy forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting to our transfer agent, Equity Financial Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, or by fax number 1-416-595-9593.

What is a Proxy?

A form of proxy is a document that authorizes someone to attend the Meeting and cast your votes for you. We have enclosed a form of proxy (printed on blue paper for Fronteer Shares and on pink paper for Fronteer Options) with this Circular. You should use it to appoint a proxyholder, although you can also use any other legal form of proxy.

Appointing a Proxyholder

The persons named in the enclosed forms of proxy are directors of Fronteer. A Fronteer Securityholder who wishes to appoint some other person to represent such Fronteer Securityholder at the Meeting may do so by crossing out the name on the form of proxy and inserting the name of the person proposed in the blank space provided in the enclosed form of proxy. Such other person need not be a Fronteer Securityholder. To vote your Fronteer Securities, your proxyholder must attend the Meeting. If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy are appointed to act as your proxyholder. Those persons are directors of Fronteer.

Instructing your Proxy and Exercise of Discretion by your Proxy

You may indicate on your form of proxy how you wish your proxyholder to vote your Fronteer Securities. To do this, simply mark the appropriate boxes on the form of proxy. If you do this, your proxyholder must vote your Fronteer Securities in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the Meeting, your proxyholder can vote your shares as he or she thinks fit. If you have appointed the persons designated in the form of proxy as your proxyholder they will, unless you give contrary instructions, vote your Fronteer Securities at the Meeting as follows:

✓  FOR the Arrangement Resolution

and vote your Fronteer Shares as follows:

✓  FOR the resolution to approve the Pilot Gold Option Plan

Further details about these matters are set out in this Circular. The enclosed forms of proxy give the persons named on the form the authority to use their discretion in voting on amendments or variations to matters identified on the Notice of Meeting. At the time of printing this Circular, the management of Fronteer is not aware of any other matter to be presented for action at the Meeting. If, however, other matters do properly come before the Meeting, the persons named on the enclosed forms of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Changing your mind

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You may do this by (a) attending the Meeting and voting in person if you were a Registered Fronteer Securityholder at the Record Date; (b) signing a proxy bearing a later date and depositing it in the manner and within the time described above under the heading “Appointment of Proxies”; (c) signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the Registered Office of Fronteer at Suite 1650, 1055 West Hastings, Vancouver, British Columbia, V6E 2E9; or (d) in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 4:00 p.m. (Vancouver time) on the last Business Day before the day of the Meeting, or delivered to the person presiding at the Meeting before it commences. If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your shares, but to do so you must attend the Meeting in person.

Non-Registered Holders

If your Fronteer Shares are not registered in your own name, they will be held in the name of a “nominee”, usually a bank, trust company, securities dealer or other financial institution and, as such, your nominee will be the entity legally entitled to vote your Fronteer Shares and must seek your instructions as to how to vote your Fronteer Shares.

Accordingly, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders’ meetings, you will have received this Circular from your nominee, together with a form of proxy or a request for voting instruction form. If that is the case, it is most important that you comply strictly with the instructions that have been given to you by your nominee on the voting instruction form. If you have voted and wish to change your voting instructions, you should contact your nominee to discuss whether this is possible and what procedures you must follow.

If your Fronteer Shares are not registered in your own name, Fronteer’s transfer agent will not have a record of your name and, as a result, unless your nominee has appointed you as a proxyholder, will have no knowledge of your entitlement to vote. If you wish to vote in person at the Meeting, therefore, please insert your own name in the space provided on the form of proxy or voting instruction form that you have received from your nominee. If you do this, you will be instructing your nominee to appoint you as proxyholder. Please adhere strictly to the signature and return instructions provided by your nominee. It is not necessary to complete the form in any other respect, since you will be voting at the Meeting in person. Please register with the transfer agent, Equity Financial Trust Company, upon arrival at the Meeting.

The Notice of Meeting and this Circular are being sent to both registered and non-registered owners of Fronteer Shares. If you are a non-registered owner and we have sent these materials to you directly, your name and address and information about your holdings of Fronteer Shares have been obtained in accordance with applicable securities regulatory requirements from the nominee holding the securities on your behalf. By choosing to send these materials to you directly, Fronteer (and not your nominee) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions form.

Voting Securities and Principal Holders

The authorized capital of Fronteer consists of an unlimited number of Fronteer Shares. Each holder of Fronteer Securities is entitled to one vote for each Fronteer Security registered in his or her name at the close of business on February 28, 2011, the date fixed by the Directors as the Record Date for determining who is entitled to receive notice of and to vote at the Meeting.

At the close of business on March 2, 2011, there were 152,978,698 Fronteer Shares outstanding and 10,721,106 Fronteer Options outstanding. To the knowledge of the directors and executive officers of Fronteer, as of March 2, 2011, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Fronteer carrying 10% or more of the voting rights attached to any class of outstanding voting securities of Fronteer entitled to vote at the Meeting.

Newmont has confirmed to Fronteer that neither Newmont nor any of its affiliates held any Fronteer Shares (or securities convertible into Fronteer Shares) as at either the Record Date or the date of this Circular.

THE ARRANGEMENT

At the Meeting, Fronteer Securityholders will be asked to consider and, if thought advisable, to pass, the Arrangement Resolution to approve the Arrangement under the OBCA pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement. The Arrangement, the Plan of Arrangement and the terms of the Arrangement Agreement are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by Fronteer under its profile on SEDAR at www.sedar.com, and the Plan of Arrangement, which is attached to this Circular as Appendix “B”.

In order to implement the Arrangement, the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by the Fronteer Securityholders, voting together as a single class, present in person or by proxy at the Meeting. A copy of the Arrangement Resolution is set out in Appendix “A” of this Circular. The TSX also requires confirmation that the Arrangement has been approved by the affirmative vote of a simple majority of the votes cast by Fronteer Shareholders at the Meeting, which requirement will necessarily be satisfied if the Arrangement Resolution is approved by the at least two-thirds vote of Fronteer Securityholders described above.

Unless otherwise directed, it is management’s intention to vote FOR the Arrangement Resolution. If you do not specify how you want your Fronteer Securities voted, the persons named as proxyholders will cast the votes represented by your proxy at the Meeting FOR the Arrangement Resolution.

If the Arrangement is approved at the Meeting and the Final Order approving the Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect at the Effective Time (which is anticipated to be at 5:00 p.m. (Vancouver Time), on the Effective Date (which is expected to be on or about April 6, 2011).

Principal Steps of the Arrangement

Under the Plan of Arrangement, commencing at the Effective Time, the following principal steps shall occur and shall be deemed to occur in the following order (at five minute intervals) without any further act or formality:

Dissent Shares

(a)	Each Fronteer Share held by a Dissenting Fronteer Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Newmont Sub and thereupon each Dissenting Fronteer Shareholder shall have the right to be paid the fair value of his or her Dissent Shares in accordance with section 5 of the Plan of Arrangement;

Fronteer Options

(b)	Notwithstanding any vesting or exercise provisions to which a Fronteer Option might otherwise be subject (whether by contract, the conditions of a grant, applicable Law or the terms of the Fronteer Stock Option Plans), each Fronteer Option issued and outstanding at the Effective Time will, without any further action by or on behalf of any holder of such Fronteer Option, be deemed to be fully vested and:

(A)	each Cashed-Out Fronteer Option shall be, and shall be deemed to be, transferred to Fronteer, free and clear of all Liens, and each such Fronteer Option shall be cancelled in exchange for the payment by Fronteer of the Cash-Out Consideration to the holder thereof;

(B)	each Exercised Fronteer Option shall be, and shall be deemed to be, exercised by the holder thereof and Fronteer shall issue one Fronteer Share to the holder thereof;

(C)	with respect to each Fronteer Option, the holder thereof will cease to be the holder of such Fronteer Option, will cease to have any rights as a holder in respect of such Fronteer Option or under the Fronteer Stock Option Plans, such holder’s name will be removed from the register of Fronteer Options, and all option agreements, grants and similar instruments relating thereto will be cancelled; and

(D)	the Fronteer Stock Option Plans will be terminated and all outstanding Fronteer Options shall be cancelled for no consideration;

(c)	Each outstanding Fronteer Share acquired on the exercise of a Fronteer Option in the immediately preceding step (but, for greater certainty, not any other Fronteer Share held by a person acquiring a Fronteer Share in such step) will be transferred to, and acquired by Newmont Sub, free and clear of all Liens, in exchange for (A) the sum of Cdn$14.00 in cash and (B) the Pilot Gold Share Consideration.

Reorganization of Fronteer Share Capital

(d)	The authorized share capital of Fronteer will be reorganized as follows:

(A)	a new class of shares consisting of an unlimited number of Fronteer Class A Shares shall be created, and the articles of Fronteer shall be deemed to be amended accordingly;

(B)	each Fronteer Share not held by Newmont Sub will be exchanged with Fronteer (without any action on the part of the holder of the Fronteer Share) for one Fronteer Class A Share and one (1) Pilot Gold Share, and such Fronteer Shares shall thereupon be cancelled;

(C)	each Fronteer Shareholder (other than Dissenting Fronteer Shareholders with respect to Dissent Shares) shall cease to be the holder of such Fronteer Shares so exchanged and such holder’s name shall be removed from the central securities register of Fronteer in respect of such shares at such time;

(D)	each Fronteer Shareholder (other than Dissenting Fronteer Shareholders with respect to Dissent Shares) shall be deemed to be the holder of the Fronteer Class A Shares and Pilot Gold Shares (in each case, free and clear of any Lien) exchanged for the Fronteer Shares and shall be entered in the central securities register of Fronteer or Pilot Gold, as the case may be, as the holder thereof at such time; and

(E)	the amount added to the stated capital account of Fronteer in respect of the Fronteer Class A Shares will be an amount equal to the paid-up capital of the Fronteer Shares exchanged in paragraph (B) above, less the aggregate fair market value of the Pilot Gold Shares distributed on such exchange;

Consolidation of Pilot Gold Shares

(e)	The Pilot Gold Shares shall be consolidated on a one-for-four basis;

Exchange of Fronteer Class A Shares for Cash

(f)	Each outstanding Fronteer Class A Share will be transferred to, and acquired by Newmont Sub, free and clear of all Liens, in exchange for Cdn$14.00 in cash; and

Appointment of New Directors of Fronteer

(g)	The number of directors of Fronteer shall be set at two, and the incumbent directors of Fronteer shall be deemed to have resigned and shall be replaced by two nominees of Newmont.

No fractional Pilot Gold Shares shall be issued to any Fronteer Securityholder. If the aggregate number of Pilot Gold Shares to which a Fronteer Securityholder would otherwise be entitled would include a fractional Pilot Gold Share, then the number of Pilot Gold Shares to be issued to a Fronteer Securityholder after consolidation of the Pilot Gold Shares shall be rounded down to the nearest whole number and no Fronteer Securityholder will be entitled to any compensation in respect of such fractional Pilot Gold Share.

In order to receive the Consideration payable and the Pilot Gold Shares to be distributed under the Arrangement, a Registered Fronteer Shareholder must complete, sign, date and return the enclosed Letter of Transmittal and all documents required thereby in accordance with the instructions set out therein.

Background to the Arrangement

Fronteer regularly evaluates business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with the best interests of the corporation. Over the past several years, Fronteer has executed a number of confidentiality agreements with various mining companies in order to allow exploratory discussions to take place regarding potential transactions to maximize shareholder value and established a data room to allow preliminary diligence investigations to be undertaken.

As part of this ongoing course of action, on March 25, 2010, Fronteer and Newmont entered into the Confidentiality Agreement following which Fronteer granted Newmont access to its data room and Newmont commenced its technical due diligence.

On April 6, 2010, Fronteer engaged RBC Capital Markets as its financial advisor to assist Fronteer and provide financial advice with respect to strategic alternatives available to Fronteer in light of the continued success at Long Canyon and growing interest in the Long Canyon Project and Fronteer by several major mining companies.

Over the following months, Newmont continued its technical due diligence on the Long Canyon Project before notifying Fronteer on August 3, 2010 that it was no longer reviewing the available data.

On August 28, 2010, Fronteer announced that it had reached agreement to acquire all of the outstanding shares of AuEx Ventures Inc. (“AuEx”), its then 49% joint venture partner in the Long Canyon Project, for an aggregate acquisition price of $280 million. With the completion of the acquisition of AuEx on November 2, 2010, Fronteer consolidated 100% of the ownership of the Long Canyon Project.

On December 8, 2010, following the consolidation of the Long Canyon Project and public disclosure by Fronteer of additional drill results at Long Canyon, a representative of Newmont contacted Fronteer requesting to re-commence Newmont’s technical due diligence. Shortly after its request, Newmont re-commenced its technical due diligence and began certain focused legal and financial due diligence. On December 20, 2010, representatives from Newmont conducted a site visit to the Long Canyon core shed.

During the week of January 3, 2011, Fronteer was advised that Newmont was considering making a non-binding proposal to Fronteer regarding the possible acquisition of Fronteer by Newmont.

On January 4, 2011, Fronteer retained Davies Ward Phillips & Vineberg LLP as its legal counsel in connection with a potential change of control transaction.

On January 13, 2011, Newmont delivered to Fronteer a non-binding proposal letter regarding the proposed acquisition of Fronteer by Newmont and seeking a two-week exclusivity period to facilitate additional technical, legal and financial due diligence by Newmont and negotiation of definitive documentation for the Arrangement.

The Fronteer Board met with its financial and legal advisors on January 14, 2011 to consider the Newmont proposal. At this meeting, RBC Capital Markets presented a preliminary financial analysis of the proposed transaction to the Fronteer Board. In addition, Fronteer’s legal counsel provided the Fronteer Board with advice regarding its legal and fiduciary duties. At the meeting, the Board authorized Fronteer management to agree to negotiate exclusively with Newmont for the two-week period and to negotiate with Newmont in an effort to improve the indicative terms contained in Newmont’s proposal letter.

Following discussions with Newmont later that day, Fronteer and Newmont executed a revised proposal letter which contained improved terms from the January 13 proposal letter and pursuant to which Fronteer granted Newmont exclusivity until February 4, 2011.

Pursuant to the exclusivity provisions of the executed proposal letter, Fronteer advised the other mining companies that had accessed the data room that Fronteer had entered into exclusive negotiations with a third party and, as required by those exclusivity provisions, Fronteer terminated access to its confidential data.

Between January 14 and February 2, 2011, Newmont continued its technical and legal due diligence and the terms of the Arrangement Agreement and the Lock-Up Agreements were negotiated.

Following extensive discussions on February 2, 2011 which resulted in modification of certain of the terms contained in the January 14 proposal letter, management of Fronteer was satisfied that the proposed terms of the Arrangement should be presented for approval to the Fronteer Board.

At a meeting of the Fronteer Board on February 2, 2011, Fronteer’s legal counsel provided a summary of the material provisions of the proposed Arrangement Agreement and advised the Fronteer Board regarding its legal and fiduciary duties associated with entering into a change of control transaction with Newmont. At that meeting, RBC Capital Markets presented its formal analysis evaluating the terms of the proposed Arrangement and delivered its oral opinion (which was later confirmed in writing) to the Board to the effect that, as of such date and subject to the assumptions, limitations and qualifications described in such opinion, the consideration to be received under the Arrangement was fair, from a financial point of view, to the Fronteer Shareholders. This summary of the Fairness Opinion is qualified in its entirety by the full text thereof, which is attached hereto as Appendix “C”.

Following the RBC Capital Markets presentation, the Fronteer Board considered the proposed transaction and the oral opinion provided by RBC Capital Markets, consulted with senior management and Fronteer’s legal advisors and unanimously concluded, for reasons including those described under “The Arrangement — Reasons for the Arrangement”, that the proposed Arrangement was in the best interests of Fronteer and fair to the Fronteer Securityholders. The Fronteer Board then unanimously approved the entering into of the Arrangement Agreement and the holding of a meeting of the Fronteer Securityholders for the purpose of approving the Arrangement Resolution and unanimously determined to recommend that Fronteer Securityholders vote FOR the Arrangement Resolution.

Throughout the night on February 2, 2011, counsel for Fronteer and Newmont finalized the Arrangement Agreement and related documents. The Arrangement Agreement and Lock-Up Agreements were executed early in the morning on February 3, 2011.

Prior to markets opening on February 3, 2011, Fronteer and Newmont issued a joint press release announcing the Arrangement.

Recommendation of the Fronteer Board

The Fronteer Board requested that RBC Capital Markets, Fronteer’s financial advisor in connection with a potential transaction with Newmont, prepare the Fairness Opinion. RBC Capital Markets has given an opinion that, as of February 2, 2011, based upon and subject to the assumptions, limitations and qualifications described in the Fairness Opinion, the consideration to be received under the Arrangement is fair, from a financial point of view, to the Fronteer Shareholders. The full text of the Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix “C” to this Circular.

The Fronteer Board, having taken into account the Fairness Opinion and such other matters as it considered relevant, including the factors set out below under the heading “The Arrangement — Reasons for the Arrangement”, and after consultation with its financial and legal advisors, has unanimously determined that the Arrangement is in the best interests of Fronteer and is fair to Fronteer Securityholders. Accordingly, the Fronteer Board unanimously recommends that Fronteer Securityholders vote FOR the Arrangement Resolution.

Each director of Fronteer is required by the Lock-Up Agreements to vote all of his Fronteer Securities (including any Fronteer Shares issued upon the exercise of any Fronteer Options) in favour of the Arrangement Resolution, subject to the terms of the Arrangement Agreement and the Lock-up Agreements.

Reasons for the Arrangement

The Fronteer Board reviewed and considered a significant amount of information and considered a number of factors relating to the Arrangement with the benefit of advice from Fronteer’s senior management and Fronteer’s financial, legal and technical advisors. The following is a summary of the principal reasons for the unanimous conclusion of the Fronteer Board that the Arrangement is in the best interests of Fronteer and is fair to the Fronteer Securityholders, the unanimous determination of the Fronteer Board to approve the Arrangement and authorize its submission to the Fronteer Securityholders and to the Court for approval, and the unanimous recommendation of the Fronteer Board that Fronteer Securityholders vote FOR the Arrangement Resolution:

(a)	Significant Premium. The Arrangement values Fronteer at Cdn$14.00 per Fronteer Share (excluding the value of the Pilot Gold Shares that will also be distributed to the Fronteer Securityholders), representing a premium of approximately 37% to the closing price of the Fronteer Shares on the TSX on February 2, 2011, the last trading day prior to the announcement of the Arrangement. Fronteer Securityholders will also receive one Pilot Gold Share for every Fronteer Share held or to which the Fronteer Securityholder would otherwise be entitled upon the surrender or exercise of Fronteer Options, which delivers additional value beyond the 37% premium represented by the Cdn$14.00 of cash consideration. The Arrangement also values Fronteer favourably: (i) on a price to net asset value basis; (ii) on an enterprise value per ounce basis; and (iii) relative to comparable recent precedent transactions.

(b)	Certainty of Value. Cdn$14.00 of the consideration to be received by Fronteer Securityholders is payable in cash, which provides certainty of value at the significant premium described above.

(c)	Continued Participation by Fronteer Securityholders in Fronteer’s Exploration Properties Through Pilot Gold. Fronteer Securityholders, through their ownership of Pilot Gold Shares, will continue to participate in the opportunities associated with Fronteer Exploration Properties being transferred to Pilot Gold. The former Fronteer Securityholders will hold approximately 80.1% of the issued Pilot Gold Shares upon completion of the Arrangement and Pilot Gold will have approximately Cdn$9.64 million in cash (representing Cdn$10 million less anticipated Cash Call Payments) to pursue the exploration business formerly run by Fronteer. Mark O’Dea, the President and Chief Executive Officer of Fronteer, will become Chairman of the board of directors of Pilot Gold and Matthew Lennox-King, Fronteer’s senior geologist, will be the President and Chief Executive Officer of Pilot Gold. In addition, several other key officers and employees of Fronteer will serve as members of Pilot Gold’s senior management and on Pilot Gold’s board of directors.

(d)	Fairness Opinion. Fronteer’s financial advisor, RBC Capital Markets, provided its opinion to the Fronteer Board to the effect that, as of February 2, 2011, and subject to the assumptions, limitations and qualifications set out in the Fairness Opinion, the consideration to be received under the Arrangement is fair, from a financial point of view, to the Fronteer Shareholders. See “The Arrangement — Fairness Opinion”.

(e)	Alternatives to the Arrangement. Prior to entering into the Arrangement Agreement. Fronteer regularly evaluated business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with the best interests of the corporation. The Fronteer Board, with the assistance of legal and financial advisors, assessed the alternatives reasonably available to Fronteer and determined that the Arrangement represents the best current prospect for maximizing shareholder value.

(f)	Superior Proposals. Prior to the Fronteer Securityholder Approval, the Arrangement Agreement allows the Fronteer Board, subject to compliance with the Arrangement Agreement, to furnish information and take certain other actions in respect of an unsolicited Acquisition Proposal that could reasonably be a Superior Proposal. This option and the ability to terminate the Arrangement Agreement in specified circumstances to accept a Superior Proposal on payment of the Termination Fee provided further assurance to the Fronteer Board that it would have a reasonable opportunity to consider a potential alternative transaction, if one were subsequently proposed. The Fronteer Board received advice from its financial and legal advisors that the terms of the Arrangement Agreement, including the Termination Fee and the circumstances for its payment, are within the ranges typical in the market for similar transactions and should not be a significant deterrent to a party that otherwise determined to pursue a Superior Proposal. See “The Arrangement — The Arrangement Agreement”.

(g)	Approval Thresholds. The Fronteer Board considered the fact that the Arrangement Resolution must be approved by no less than two-thirds of the votes cast by Fronteer Securityholders, voting together as a single class, in person or by proxy at the Meeting to be protective of the rights of Fronteer Securityholders. The Fronteer Board also considered the fact that the Arrangement must also be approved by the Court, which will consider the fairness of the Arrangement to all Fronteer Securityholders.

(h)	Likelihood of the Arrangement Being Completed. The likelihood of the Arrangement being completed is considered by the Fronteer Board to be high, in light of the experience, reputation and financial capability of Newmont and the absence of significant closing conditions outside the control of Fronteer, other than the Fronteer Securityholder Approval, the approval by the Court of the Arrangement, and the exercise by holders of no more than 10% of the Fronteer Shares of their Dissent Rights. In addition, the Key Regulatory Approvals condition has been satisfied.

(i)	Dissent Rights. Any registered Fronteer Shareholder who opposes the Arrangement may, on strict compliance with certain conditions, exercise its Dissent Rights and receive the fair value of the Dissent Shares in accordance with the Arrangement.

(j)	Lock-up Agreements. The Directors and officers of Fronteer and an additional Fronteer Shareholder, who in aggregate held approximately 3.9% of the outstanding Fronteer Shares and 68.2% of the outstanding Fronteer Options as at February 3, 2011 (the date on which the Arrangement was announced), each entered into Lock-up Agreements pursuant to which they agreed, among other things, to vote in favour of the Arrangement. See “The Arrangement — Lock-Up Agreements”.

In view of the wide variety of factors and information considered in connection with their evaluation of the Arrangement, the Fronteer Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching their conclusions and recommendations. In addition, individual members of the Fronteer Board may have given different weight to different factors or items of information.

Fairness Opinion

On February 2, 2011, RBC Capital Markets delivered to the Fronteer Board its oral opinion, later confirmed in writing, that, as of such date, and subject to the assumptions, limitations and qualifications set out in such opinion, the consideration to be received under the Arrangement is fair, from a financial point of view, to the Fronteer Shareholders.

The Fairness Opinion was provided for the use of the Fronteer Board in its evaluation of the Arrangement and may not be used or relied upon for any other purpose. Such opinion is not to be construed as a valuation of Fronteer or Pilot Gold or their respective assets, liabilities or securities or as a recommendation to any Fronteer Shareholder as to whether to vote in favour of the Arrangement. The Fairness Opinion does not address the merits of the underlying decision by Fronteer to engage in the Arrangement as compared to other transactions or business strategies that might be available to Fronteer. The Fairness Opinion may not be used by any other person or relied upon by any other person other than the Fronteer Board, and does not confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of Fronteer or any other party.

The full text of the Fairness Opinion which sets out, among other things, the assumptions made, information reviewed and matters considered by RBC Capital Markets in rendering the Fairness Opinion, as well as the limitations and qualifications the opinion is subject to, is attached as Appendix “C” to this Circular. Shareholders are urged to read the Fairness Opinion in its entirety. The summary of the Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of such opinion.

Fronteer retained RBC Capital Markets to act as its financial advisor with respect to the Arrangement. As part of its engagement, RBC Capital Markets was requested to evaluate the fairness of the consideration to be received under the Arrangement, from a financial point of view, to the Fronteer Shareholders. RBC Capital Markets was not engaged to prepare, nor has it prepared, a valuation or appraisal of Fronteer, Pilot Gold or any of their respective securities, assets or liabilities and the Fairness Opinion should not be construed as such. RBC Capital Markets was selected by Fronteer to act as its financial advisor based on its qualifications, experience and reputation, and its knowledge of the business and affairs of Fronteer.

Fronteer initially contacted RBC Capital Markets regarding a potential advisory assignment in March 2010, and RBC Capital Markets was formally engaged by Fronteer through an agreement between Fronteer and RBC Capital Markets dated April 6, 2010. The terms of the engagement letter provide that RBC Capital Markets is to be paid a fee for its services as financial advisor, including fees that are contingent on completion of the Arrangement or certain other events. In addition, RBC Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by Fronteer in certain circumstances. RBC Capital Markets consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by Fronteer with the securities commissions or similar regulatory authorities in Canada and the United States.

RBC Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Fronteer, Pilot Gold, Newmont or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Fronteer, Pilot Gold, Newmont or the Arrangement. Neither RBC Capital Markets nor any of its affiliates is an insider, associate or affiliate of Fronteer, Pilot Gold, Newmont or any of their respective associates or affiliates.

The Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of its date and the condition and prospects, financial and otherwise, of Fronteer, Pilot Gold and their subsidiaries and affiliates, as they were reflected in the information provided to RBC Capital Markets and as they have been represented to RBC Capital Markets in discussions with the management of Fronteer. In its analyses and in preparing the Fairness Opinion, RBC Capital Markets made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC Capital Markets or any party involved in the Arrangement.

The Fairness Opinion is given as of its date and RBC Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC Capital Markets’ attention after the date of its opinion. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after its date, RBC Capital Markets reserves the right to change, modify or withdraw the Fairness Opinion.

Based upon and subject to the foregoing, and such other matters as RBC Capital Markets considered relevant, RBC Capital Markets is of the opinion that, as of February 2, 2011, the consideration to be received under the Arrangement is fair from a financial point of view to the Fronteer Shareholders.

Treatment of Fronteer Options

At the time of sending this Circular to each Fronteer Optionholder, Fronteer is also sending to each Fronteer Optionholder an election form pursuant to which each Fronteer Optionholder will be notified that in accordance with the terms of the Fronteer Stock Option Plans, the Fronteer Board has accelerated the vesting of all Fronteer Options, conditional on completion of the Arrangement. In addition, the election form will set out the election to be made by each Fronteer Optionholder as described below.

Fronteer Optionholders may, notwithstanding any vesting or exercise provisions to which a Fronteer Option might otherwise be subject, elect to (a) surrender their Fronteer Options to Fronteer for cancellation in exchange for payment of the Cash-Out Consideration or (b) exercise their Fronteer Options for Fronteer Shares, with such exercise being conditional on the closing of the Arrangement. Any Fronteer Options which have not been surrendered for cancellation or exercised before the Effective Time will terminate at the Effective Time pursuant to the Plan of Arrangement.

Pursuant to the terms of the Fronteer Stock Option Plans, the exercise price of the Fronteer Options shall be satisfied by the payment to Fronteer of the aggregate of the strike price of such Fronteer Options and the amount of all withholdings required to be made in connection with the exercise thereof under the Tax Act or other applicable Law.

Approval of Arrangement Resolution

At the Meeting, the Fronteer Securityholders will be asked to approve the Arrangement Resolution, the full text of which is set out in Appendix “A” to this Circular. In order for the Arrangement to become effective, as provided in the Interim Order and by the OBCA, the Arrangement Resolution must be approved by at least two-thirds of the votes cast on the Arrangement Resolution by Fronteer Securityholders, voting together as a single class of securities, present in person or represented by proxy at the Meeting. Should Fronteer Securityholders fail to approve the Arrangement Resolution by the requisite majority, the Arrangement will not be completed.

The Fronteer Board has approved the terms of the Arrangement Agreement and the Plan of Arrangement and recommends that the Fronteer Shareholders vote FOR the Arrangement Resolution. See “The Arrangement — Recommendation of the Fronteer Board” above.

Lock-up Agreements

On February 3, 2011, Newmont entered into the Lock-up Agreements with each of the directors and officers of Fronteer and an additional Fronteer Shareholder. The Lock-up Agreements set forth, among other things, the agreement of such directors, officers and shareholder to vote their Fronteer Shares in favour of the Arrangement and any matter that could reasonably be expected to facilitate the Arrangement. As of February 3, 2011 (the date on which the Arrangement was announced), 5,965,273 of the outstanding Fronteer Shares and 8,626,231 of the Fronteer Options were subject to the Lock-up Agreements, representing approximately 3.9% of the outstanding Fronteer Shares and approximately 68.2% of the outstanding Fronteer Options. As of the Record Date, 6,758,004 of the outstanding Fronteer Shares and 7,833,500 of the outstanding Fronteer Options were subject to the Lock-up Agreements, representing approximately 4.4% of the outstanding Fronteer Shares and 73.0% of the outstanding Fronteer Options.

The Lock-up Agreements require voting support, prohibit solicitation of an alternative Acquisition Proposal, and impose a contractual hold period on Fronteer Shares held by the Supporting Shareholders expiring upon completion of the Arrangement, or upon earlier termination of the Lock-up Agreements. In addition, the Lock-up Agreements prohibit the acquisition of Newmont shares by the Supporting Shareholders for a specified period of time.

Each Supporting Shareholder has agreed to vote his or her owned (directly or indirectly) securities of Fronteer, to the extent it is so entitled, in favour of the Arrangement and against any other matter that could reasonably be expected to delay, prevent or frustrate the completion of the Arrangement. Under the terms of the Lock-up Agreements, Newmont has acknowledged that any Supporting Shareholder who is also a director or officer of Fronteer is bound under the Lock-up Agreement only in such person’s capacity as a securityholder, and not in his or her capacity as a director or officer.

The Lock-up Agreements terminate upon: (i) mutual agreement; (ii) a party’s election following a breach of the other party’s covenant, representation or warranty; (iii) the completion of the Arrangement; or (iv) the date of termination of the Arrangement Agreement in accordance with the terms thereof.

Newmont has confirmed to Fronteer that neither Newmont nor any of its affiliates held any Fronteer Shares (or securities convertible into Fronteer Shares) as at either the Record Date or the date of this Circular.

Completion of the Arrangement

Subject to the provisions of the Arrangement Agreement, the Arrangement will become effective at the Effective Time (anticipated to be 5:00 p.m. (Vancouver time)) on the date following the date upon which all of the conditions to completion of the Arrangement as set out in sections 6.1, 6.2 and 6.3 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, and the filings required under section 183(1) of the OBCA have been filed with the Director under the OBCA. Completion of the Arrangement is expected to occur on or about April 6, 2011; however, it is possible that completion may be delayed beyond this date if the conditions to completion of the Arrangement cannot be met on a timely basis, but in no event shall completion of the Arrangement occur later than the Outside Date, unless extended by mutual agreement between Newmont and Fronteer in accordance with the terms of the Arrangement Agreement.

Procedure for Exchange of Fronteer Shares

Equity Financial Trust Company is acting as depositary under the Arrangement. The Depositary will receive deposits of certificates representing Fronteer Shares and an accompanying Letter of Transmittal, at the office specified in the Letter of Transmittal and will be responsible for delivering share certificates representing Pilot Gold Shares and cheques in respect of the Consideration to which Fronteer Shareholders are entitled to under the Arrangement.

At the time of sending this Circular to each Fronteer Securityholder, Fronteer is also sending to each Registered Fronteer Shareholder the Letter of Transmittal. The Letter of Transmittal is for use by Registered Fronteer Shareholders only and is not to be used by Non-Registered Holders. Non-Registered Holders should contact their broker or other intermediary for instructions and assistance in receiving the Pilot Gold Shares and the Consideration in respect of their Fronteer Shares.

Registered Fronteer Shareholders are requested to tender to the Depositary any share certificates representing their Fronteer Shares along with the duly completed Letter of Transmittal. Within five Business Days after the Effective Date, the Depositary will forward to each Registered Fronteer Shareholder that submitted an effective Letter of Transmittal to the Depositary, together with the certificate representing the Fronteer Shares held by such Fronteer Shareholder immediately prior to the Effective Date, the certificates representing the Pilot Gold Shares, and a cheque in the aggregate amount of the Consideration to which the Registered Fronteer Shareholder is entitled under the Arrangement, to be delivered to or at the direction of such Fronteer Shareholder. Certificates representing the Pilot Gold Shares will be registered in such name or names as directed in the Letter of Transmittal, and together with a cheque in the aggregate amount of the Consideration to which such Registered Fronteer Shareholder is entitled pursuant to the Arrangement, will be either (i) delivered to the address or addresses as such Fronteer Shareholder directed in their Letter of Transmittal or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the Fronteer Shareholder in the Letter of Transmittal.

A Registered Fronteer Shareholder that did not submit an effective Letter of Transmittal prior to the Effective Date may take delivery of the certificates representing the Pilot Gold Shares, and the cheque in the aggregate amount of the Consideration to which such Fronteer Shareholder is entitled pursuant to the Arrangement, by delivering the certificate(s) representing Fronteer Shares formerly held by them to the Depositary at the office indicated in the Letter of Transmittal at any time prior to the sixth anniversary of the Effective Date. Such certificates must be accompanied by a duly completed Letter of Transmittal, together with such other documents as the Depositary may require. Certificates representing the Pilot Gold Shares will be registered in such name or names as directed in the Letter of Transmittal, and together with a cheque in the aggregate amount of the Consideration to which such Fronteer Shareholder is entitled pursuant to the Arrangement, will be either (i) delivered to the address or addresses as such Fronteer Shareholder directed in its Letter of Transmittal or (ii) made available for pick up at the office of the Depositary in accordance with the instructions of the Registered Fronteer Shareholder in the Letter of Transmittal, within five Business Days of receipt by the Depositary of the required certificates and documents.

In the event any certificate, which immediately before the Effective Time represented one or more outstanding Fronteer Shares in respect of which the holder was entitled to receive from Fronteer Pilot Gold Shares pursuant to the Arrangement, and that was exchanged for the Consideration, is lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, certificates representing Pilot Gold Shares, together with a cheque in the aggregate amount of the Consideration to which such Registered Fronteer Shareholder is entitled pursuant to the Arrangement. When authorizing delivery of certificates representing Pilot Gold Shares and cheques representing the Consideration that a Fronteer Shareholder is entitled to receive in exchange for any lost, stolen or destroyed certificate, such former holders to whom certificates and cheques are to be delivered will be required, as a condition precedent to the delivery thereof, to give a bond satisfactory to Newmont, Fronteer, Pilot Gold and the Depositary in such amount as Newmont, Fronteer, Pilot Gold and the Depositary may direct or otherwise indemnify Newmont, Fronteer, Pilot Gold and the Depositary in a manner satisfactory to them, against any claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.

A Registered Fronteer Shareholder must deliver to the Depositary at the office listed in the Letter of Transmittal:

(a)	the certificates representing their Fronteer Shares;

(b)	a Letter of Transmittal in the form accompanying this Circular, or a manually executed photocopy thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c)	any other relevant documents required by the instructions set out in the Letter of Transmittal.

Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by an Eligible Institution.

The payments to Fronteer Shareholders will be denominated in Canadian dollars. However, a Fronteer Shareholder can also elect to receive payment in U.S. dollars by checking the appropriate box in the Letter of Transmittal, in which case such Fronteer Shareholder will have acknowledged and agreed that the exchange rate for one Canadian dollar expressed in U.S. dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted. Fronteer Shareholders electing to have the payment for their Fronteer Shares paid in U.S. dollars will have further acknowledged and agreed that any change to the currency exchange rates of the United States or Canada will be at the sole risk of the Fronteer Shareholder.

If a Fronteer Shareholder wishes to receive cash payable in U.S. dollars, the box captioned “Currency of Payment” in the Letter of Transmittal must be completed. Otherwise, the Consideration will be paid in Canadian dollars.

Procedure for Exchange of Fronteer Options

At the time of sending this Circular to each Fronteer Securityholder, Fronteer is also sending to each Fronteer Optionholder an election form pursuant to which each Fronteer Optionholder will be notified that in accordance with the terms of the Fronteer Stock Option Plans, the Fronteer Board has accelerated the vesting of all Fronteer Options, conditional on completion of the Arrangement.

Fronteer Optionholders are requested to duly complete the election form, together with payment by certified cheque if required, and return it to Fronteer’s Corporate Secretary at the address contained in the election form by no later than March 25, 2011. Failure to do so prior to the Effective Date will result in the loss of your Fronteer Options. If you have not received an election form, please contact Fronteer’s Corporate Secretary at stetzlaff@fronteergold.com.

No Fractional Shares to be Issued

No fractional Pilot Gold Shares shall be issued to any Fronteer Securityholder. If the aggregate number of Pilot Gold Shares to which a Fronteer Securityholder would otherwise be entitled would include a fractional Pilot Gold Share, then the number of Pilot Gold Shares to be issued to a Fronteer Securityholder after consolidation of the Pilot Gold Shares shall be rounded down to the nearest whole number and no Fronteer Securityholder will be entitled to any compensation in respect of such fractional Pilot Gold Share.

Cancellation of Rights after Six Years

Any certificate which immediately before the Effective Time represented outstanding Fronteer Shares and which has not been surrendered, with a duly completed Letter of Transmittal and all other documents required by the Depositary, on or before the date that is six years after the Effective Date, will cease to represent any claim for Pilot Gold Shares, the Consideration or any other claim against or interest of any kind or nature in Newmont, Fronteer or Pilot Gold. Accordingly, former Fronteer Shareholders who do not deposit with the Depositary a duly completed Letter of Transmittal and certificates representing their Fronteer Shares on or before the date that is six years after the Effective Date will not receive Pilot Gold Shares or any other consideration in exchange therefor and will not own any interest in Fronteer or Pilot Gold and such former Fronteer Shareholders will not be paid any Consideration or other compensation.

Effects of the Arrangement on Fronteer Shareholders’ Rights

Fronteer Securityholders receiving Pilot Gold Shares under the Arrangement will become shareholders of Pilot Gold. Pilot Gold is a federal company governed by the CBCA. Fronteer is an Ontario corporation governed by the OCBA, which contains shareholder rights and remedies which are generally similar to the CBCA. See “The Arrangement — The Arrangement Agreement — Risks Associated with the Arrangement”. The material differences between the CBCA and OBCA are outlined in Appendix “G”. This paragraph and Appendix “G” are qualified in their entirety by the provisions of the OBCA and CBCA.

Court Approval of the Arrangement

An arrangement under the OBCA requires Court approval.

Interim Order

On February 28, 2011, Fronteer obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and certain other procedural matters. The text of the Interim Order is set out in Appendix “D” to this Circular.

Final Order

Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Fronteer Securityholders at the Meeting in the manner required by the Interim Order, Fronteer intends to make an application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is currently scheduled for April 1, 2011 at 10:00 a.m. (Toronto time), or as soon thereafter as counsel may be heard, at the Courthouse, 330 University Avenue, Toronto, Ontario, or at any other date and time as the Court may direct. Any Fronteer Securityholder or any other interested party who wishes to appear or be represented and to present evidence or arguments at that hearing of the application for the Final Order must file and serve a notice of appearance no later than 5:00 p.m. (Toronto time) on March 25, 2011 along with any other documents required, all as set out in the Interim Order and the Notice of Application, the text of which are set out in Appendix “D” to this Circular, and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements. In the event that the hearing is adjourned then, subject to further order of the Court, only those persons having previously filed and served a notice of appearance will be given notice of the adjournment.

Fronteer has been advised by its counsel, Davies Ward Phillips & Vineberg LLP, that the Court has broad discretion under the OBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, on the terms presented or substantially on those terms. Depending upon the nature of any required amendments, Fronteer and/or Newmont may determine not to proceed with the Arrangement.

The Pilot Gold Shares to be received by Fronteer Securityholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued and distributed respectively in reliance upon the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof and exemptions provided under the securities laws of each state of the United States in which Fronteer Securityholders reside. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security that is issued in exchange for outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement, and the fairness thereof, are approved by the Court, pursuant to Section 3(a)(10) thereof Pilot Gold Shares to be received by Fronteer Securityholders pursuant to the Arrangement will not require registration under the U.S. Securities Act. Accordingly, we expect that the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the distribution of the Pilot Gold Shares by Fronteer to Fronteer Securityholders in connection with the Arrangement. See “The Arrangement — Regulatory Law Matters and Securities Law Matters — United States Securities Law Matters” below.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the form of Notice of Application attached at Appendix “D” to this Circular. The Notice of Application constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

Regulatory Approvals

As the Pilot Gold Shares are not listed on a stock exchange, unless and until such a listing is obtained, holders of Pilot Gold Shares may not have a market for their shares.

Regulatory Law Matters and Securities Law Matters

On February 28, 2011, the Competition Bureau Canada issued an advance ruling certificate in respect of the Arrangement pursuant to section 102 of the Competition Act (Canada), thereby satisfying the Key Regulatory Approvals condition. Other than the Final Order, Fronteer is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought, although any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Fronteer currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date, which, subject to receipt of the Fronteer Securityholder approval at the Meeting, receipt of the Final Order and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, is expected to be on or about April 6, 2011.

Canadian Securities Law Matters

Each Fronteer Securityholder is urged to consult such Fronteer Securityholder’s professional advisors to determine the Canadian conditions and restrictions applicable to trades in the Pilot Gold Shares.

Status under Canadian Securities Laws

Fronteer is a reporting issuer in each of the provinces of Canada. The Fronteer Shares currently trade on the TSX and the NYSE Amex. After the Arrangement, Fronteer will be a wholly-owned subsidiary of Newmont, the Fronteer Shares will be delisted from the TSX and the NYSE Amex (anticipated to be effective one to two Business Days following the Effective Date) and Newmont expects to apply to the applicable Canadian securities regulators to have Fronteer cease to be a reporting issuer.

Distribution and Resale of Pilot Gold Shares under Canadian Securities Laws

The distribution of the Pilot Gold Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable securities legislation. The Pilot Gold Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a “control distribution” as defined National Instrument 45-102 —Resale of Securities of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or to create a demand for the Pilot Gold Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of Pilot Gold, the selling security holder has no reasonable grounds to believe that Pilot Gold is in default of applicable Canadian securities laws.

Each Fronteer Securityholder is urged to consult his or her professional advisors to determine the Canadian conditions and restrictions applicable to trades in Pilot Gold Shares.

Upon completion of the Arrangement, Pilot Gold expects that it will become a reporting issuer in each of the provinces of Canada. As the Pilot Gold Shares are not listed on a stock exchange, unless and until such a listing is obtained, holders of Pilot Gold Shares may not have a market for their shares.

Multilateral Instrument 61-101

The Ontario and Québec securities commissions have adopted MI 61-101 which governs transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations.

The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction for the purposes of MI 61-101. In assessing whether the Arrangement could be considered to be a “business combination” for the purposes of MI 61-101, Fronteer reviewed all benefits or payments which related parties of Fronteer are entitled to receive, directly or indirectly, as a consequence of the Arrangement to determine whether any constituted a “collateral benefit” (as defined in MI 61-101). For these purposes, the only related parties of Fronteer that are entitled to receive a benefit, directly or indirectly, as a consequence of the Arrangement are the Directors and senior officers of Fronteer. Under the Arrangement, the vesting of all Fronteer Options will be accelerated immediately prior to the Effective Time such that all Fronteer Options not previously vested will become exercisable immediately prior to the Effective Time. Pursuant to the terms of the Arrangement Agreement and under the existing employment contracts of certain senior officers of Fronteer, the Arrangement will be deemed to be a “change of control” of Fronteer which will trigger severance or change of control payments (see “The Arrangement — Interests of Certain Persons in the Arrangement — Executive Officers”). None of these benefits or payments is conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for their Fronteer Shares or is conditional on the related party supporting the Arrangement in any manner. In addition, each Director and senior officer Fronteer exercises control or direction over, or beneficially owns, less than 1% of the outstanding Fronteer Shares. Accordingly, none of these benefits or payments is a “collateral benefit” for the purposes of MI 61-101 and the Arrangement Resolution is not subject to the minority approval requirements of MI 61-101.

United States Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to Fronteer U.S. Securityholders. The discussion is based in part on non-binding interpretations and no-action letters provided by the staff of the SEC, which do not have the force of law. All Fronteer U.S. Securityholders are urged to consult with their own legal counsel to ensure that any subsequent resale of Pilot Gold Shares issued or distributed to them under the Arrangement complies with applicable securities legislation.

Further information applicable to Fronteer U.S. Securityholders is disclosed under the heading “Note to United States Securityholders”.

The following discussion does not address the Canadian securities laws that will apply to the issue or resale of Pilot Gold Shares by Fronteer U.S. Securityholders within Canada. Fronteer U.S. Securityholders reselling their Pilot Gold Shares in Canada must comply with Canadian securities laws, as outlined elsewhere in this Circular.

Exemption from the Registration Requirements of the U.S. Securities Act for Pilot Gold Shares to be Received under the Arrangement.

The Pilot Gold Shares to be received by Fronteer Securityholders pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be distributed in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States in which Fronteer U.S. Securityholders reside. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security that is issued in exchange for outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue or distribute securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, we expect that the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Pilot Gold Shares to be received by Fronteer Securityholders in connection with the Arrangement pursuant to Section 3(a)(10) thereof.

Resales of Pilot Gold Shares within the United States after the Completion of the Arrangement.

Under the U.S. Securities Act, Pilot Gold Shares received under the Arrangement may not be resold absent a registration of such resale or an exemption from registration. The availability of an exemption from registration and the manner in which a Fronteer U.S. Securityholder may resell Pilot Gold Shares received on completion of the Arrangement in the United States may depend in part on whether such holder is an “affiliate” of Pilot Gold after the completion of the Arrangement, has been such an “affiliate” within 90 days of the Arrangement or is an “affiliate” within 90 days prior to the resale in question.

Pilot Gold Shares received by a holder who will be an “affiliate” of Pilot Gold after the Arrangement, has been such an “affiliate” within 90 days of the Arrangement or is an “affiliate” within 90 days prior to the resale in question will be subject to certain restrictions on resale imposed by the U.S. Securities Act. As defined in Rule 144 under the 1933 Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the issuer. The determination of whether a person is an “affiliate” is dependent upon all relevant facts and circumstances. Persons who are executive officers, directors or 10% or greater holders of an issuer or who are otherwise able to exert influence over an issuer should consult with their own legal counsel regarding whether they would be considered to be “affiliates” and whether resales of the Pilot Gold Shares will be subject to restrictions imposed by the U.S. Securities Act.

Persons who are not affiliates of Pilot Gold after the Arrangement, who have not been so affiliated within 90 days of the Arrangement, are not “affiliates” within 90 days prior to the resale in question, and are not otherwise “underwriters” or “dealers” within the meaning of the U.S. Securities Act may resell the Pilot Gold Shares that they receive in connection with the Arrangement in the United States without restriction under the Securities Act.

Persons who are affiliates of Pilot Gold after the Arrangement, who have been affiliates within 90 days of the Arrangement or who have been affiliates within 90 days prior to the resale in question may not sell their Pilot Gold Shares that they receive in connection with the Arrangement, in the absence of registration under the U.S. Securities Act, unless an applicable exemption from such registration requirements is available, such as the exemptions provided by Rule 144 under the U.S. Securities Act or Rule 904 of Regulation S under the U.S. Securities Act, if available.

Affiliates — Rule 144.  In general, under Rule 144, persons who are affiliates of Pilot Gold after the Arrangement or who have been affiliates within 90 days of the Arrangement or who are affiliates within the 90 days prior to the resale in question will be entitled to sell in the United States the Pilot Gold Shares that they receive in connection with the Arrangement, provided that the number of such shares sold during any three-month period does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on the period of time that the securities have been held, the manner of sale, notice requirements, aggregation rules and the availability of current public information about Pilot Gold.

Affiliates — Regulation S.  In general, under Regulation S, persons who are affiliates of Pilot Gold solely by virtue of their status as an officer or director of Pilot Gold may sell their Pilot Gold Shares outside the United States in an “offshore transaction” (which would include a sale through the physical trading floor of an established non-U.S. stock exchange or through the facilities of certain specified non-U.S. stock exchanges as long as neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States) if neither the seller nor any person acting on its behalf engages in “directed selling efforts” in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Certain additional restrictions are applicable to a holder of Pilot Gold Shares who is an affiliate of Pilot Gold after the Arrangement other than by virtue of his or her status as an officer or director of Pilot Gold.

Fees and Expenses

All expenses incurred in connection with the Arrangement and the transactions contemplated thereby shall be paid by the Party incurring such expense, provided that pursuant to the Arrangement Agreement, Newmont has agreed to pay all expenses of Fronteer’s proxy solicitation agent.

In certain circumstances, Fronteer will be required to pay the reasonable expenses of Newmont actually incurred in connection with the Arrangement Agreement and the transactions contemplated thereby up to a maximum of Cdn$5 million. See “The Arrangement — The Arrangement Agreement — Termination — Termination Fee and Expense Reimbursement”.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the Fronteer Board with respect to the Arrangement, Fronteer Securityholders should be aware that certain members of Fronteer’s senior management and the Fronteer Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement.

Directors

The Directors (other than Directors who are also executive officers) hold, in the aggregate, 2,713,243 Fronteer Shares, representing approximately 1.77% of the Fronteer Shares outstanding on the Record Date. The Directors (other than Directors who are also executive officers) hold, in the aggregate, 2,856,500 Fronteer Options, representing approximately 26.63% of the Fronteer Options outstanding on the Record Date. All of the Fronteer Shares and Fronteer Options held by the Directors will be treated in the same fashion under the Arrangement as Fronteer Shares and Fronteer Options held by every other Fronteer Shareholder and Fronteer Optionholder, respectively.

Consistent with standard practice in similar transactions, in order to ensure that the Directors do not lose or forfeit their protection under liability insurance policies maintained by Fronteer, the Arrangement Agreement provides for the maintenance of such protection for six years. See “The Arrangement — Interests of Certain Persons in the Arrangement — Indemnification and Insurance” below.

Executive Officers

The current responsibility for the general management of Fronteer is held and discharged by a group of seven executive officers, led by Mark O’Dea, the President and Chief Executive Officer of Fronteer. The executive officers of Fronteer and their holdings of Fronteer Shares and Fronteer Options as of the Record Date are as follows:

		Fronteer	Fronteer
Name	Position	Shares	Options

Mark O’Dea	Director, President and Chief Executive Officer	470,661	1,912,500
Sean Tetzlaff	Chief Financial Officer, Vice President, Finance and Corporate Secretary	331,362	732,375
Troy Fierro	Chief Operating Officer	20,000	350,000
John Dorward	Vice President, Business Development	1,000	250,000
Ian Cunningham-Dunlop	Vice President, Exploration	45,375	607,375
Christopher Lee	Chief Geoscientist	2,172	568,750
Jim Lincoln	Vice President, Operations	12,250	556,000

The executive officers of Fronteer, in the aggregate, hold 882,820 Fronteer Shares representing approximately 0.58% of the Fronteer Shares outstanding on the Record Date. The executive officers of Fronteer, in the aggregate, hold 4,977,000 Fronteer Options, representing approximately 46.39% of the Fronteer Options outstanding on the Record Date. All of the Fronteer Shares and Fronteer Options held by the executive officers of Fronteer will be treated in the same fashion under the Arrangement as Fronteer Shares and Fronteer Options held by every other Fronteer Shareholder and Fronteer Optionholder, respectively.

Each of the executive officers of Fronteer and/or one or more of its subsidiaries named below is party to a written employment agreement that provides for certain payments upon a “change of control” of Fronteer. Pursuant to the Arrangement Agreement, a “change of control” will be deemed to have occurred immediately prior to the completion of the Arrangement. Upon a “change of control” of Fronteer, Mark O’Dea and Troy Fierro are entitled to severance payments equal to the sum of three times their annual salaries, average bonus payments for the two most recently completed fiscal years and cost of benefits. Sean Tetzlaff, John Dorward, Ian Cunningham-Dunlop, Christopher Lee and Jim Lincoln are entitled to severance payments equal to the sum of two times their annual salaries, average bonus payments for the two most recently completed fiscal years and cost of benefits. In addition Patrick Reid, Fronteer’s Senior Director of Institutional Marketing, is entitled to a severance payment equal to the sum of 0.5 times his annual salary and 0.5 times the cost of his annual benefits. James Gray, Fronteer’s Director of Mineral Resources is entitled to a severance payment equal to 0.5 times his annual salary. Moira Smith, Fronteer’s Chief Geologist in Nevada, is entitled to a severance payment equal to the sum of two times her annual salary and one times the sum of her average bonus payment for the two most recently completed fiscal years and cost of benefits.

Based on the foregoing entitlements, each of the individuals named above will receive the following lump sum severance payments upon completion of the Arrangement: Mark O’Dea ($3,794,386.14); Sean Tetzlaff ($1,346,375.00); John Dorward ($1,294,090.56); Ian Cunningham-Dunlop ($735,425.58); Christopher Lee ($591,214.88); James Gray ($84,975.00); Patrick Reid ($72,851.44); Troy Fierro (US$1,742,994.39); Jim Lincoln (US$823,836.38); and Moira Smith (US$469,355.20).

Indemnification and Insurance

Pursuant to the Arrangement Agreement, Newmont has covenanted that all rights to indemnification or exculpation in favour of the present or former Directors or officers of Fronteer and any Fronteer subsidiary, to the extent specifically disclosed to Newmont in the disclosure letter delivered by Fronteer in connection with the Arrangement Agreement, existing as at the date of the Arrangement Agreement will survive the completion of the Arrangement and shall continue for a period of not less than six years from the Effective Date. In addition, Fronteer is entitled to purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date with the prior written consent of Newmont, not to be unreasonably withheld, provided that the aggregate cost therefor does not exceed 200% of the annual premiums currently in effect. Newmont has agreed to ensure that the articles and/or by-laws of Fronteer and its subsidiaries (or their respective successors) shall contain the provisions with respect to indemnification set forth in Fronteer’s or the applicable subsidiary’s current articles and/or by-laws, which provisions shall not, except to the extent required by applicable Laws, be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect any rights of indemnification of individuals who, immediately prior to the Effective Date, were directors or officers of Fronteer or any of its subsidiaries.

The Arrangement Agreement

The description of the Arrangement Agreement, both below and elsewhere in this Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Arrangement Agreement, which is incorporated by reference herein and may be found under Fronteer’s profile on SEDAR at www.sedar.com.

Effective Date and Conditions of Arrangement

If the Arrangement Resolution is passed, the Final Order of the Court is obtained approving the Arrangement, every requirement of the OBCA relating to the Arrangement has been complied with and all other conditions disclosed under “The Arrangement — The Arrangement Agreement — Conditions to the Arrangement Becoming Effective” are met or waived, the Arrangement will become effective at the Effective Time (anticipated to be 5:00 p.m. (Vancouver time)) on the Effective Date. It is currently expected that the Effective Date will be on or about April 6, 2011.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by Fronteer to Newmont and representations and warranties made by Newmont to Fronteer. Those representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the parties in connection with negotiating its terms and as set out in the disclosure letter delivered by Fronteer to Newmont in connection with the Arrangement Agreement. In particular, a number of the representations and warranties given by Fronteer are limited to certain of Fronteer’s subsidiaries and/or properties. Moreover, some of the representations and warranties are subject to a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosure to Fronteer Shareholders, or are used for the purpose of allocating risk between the parties to the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by Fronteer in favour of Newmont relate to, among other things, the matters set out below and do not address the Sandman Property other than as they relate to Fronteer’s interest therein: (a) the receipt of the Fairness Opinion and subsequent approval and recommendation of the Arrangement by the Fronteer Board; (b) the due incorporation, existence, capacity, authority, registration and licensing to conduct the business of Fronteer, each of its Material Subsidiaries and, to Fronteer’s knowledge, the West Pequop Companies; (c) the corporate power, authority and capacity of Fronteer to enter into the Arrangement Agreement and perform its obligations thereunder; (d) the execution, delivery and enforceability of the Arrangement Agreement, and the same not resulting in a violation, or breach of or default under Fronteer’s constating documents and material agreements; (e) the capitalization of Fronteer; (f) Fronteer’s ownership of its subsidiaries; (g) Fronteer’s reporting issuer status and the absence of a cease trade order against the securities of Fronteer; (h) Fronteer having made all required filings under applicable securities laws and such filings not containing any untrue statement of a material fact or omitting to state a material fact; (i) the financial statements and related MD&A of Fronteer; (j) Fronteer’s internal controls and financial reporting; (k) the accuracy of the financial books, records, and accounts of Fronteer, its Material Subsidiaries and, to Fronteer’s knowledge, the West Pequop Companies; (l) the completion and accuracy of the corporate minute books of Fronteer, certain Material Subsidiaries and, to Fronteer’s knowledge, the West Pequop Companies; (m) the absence of undisclosed liabilities; (n) the absence of material changes; (o) the absence of claims or proceedings against Fronteer, its Material Subsidiaries and, to Fronteer’s knowledge, the West Pequop Companies; (p) the due payment of Taxes and proper filing of Tax returns, the absence of Tax-related claims or proceedings against Fronteer or its Material Subsidiaries and other Tax-related matters; (q) title to the West Pequop Companies; (r) ownership of the property of Fronteer and its Material Subsidiaries and, to Fronteer’s knowledge, the West Pequop Companies; (s) ownership of the personal property of Fronteer, other than the Pilot Gold Assets; (t) the proper and accurate disclosure of mineral resource estimates of Fronteer; (u) the existence of, and good standing of Fronteer and its Material Subsidiaries with respect to, material contracts; (v) Fronteer and its Material Subsidiaries and, to Fronteer’s knowledge, the West Pequop Companies having all required permits and being in compliance under such permits; (w) compliance in all material respects with environmental regulations; (x) compliance with applicable Laws; (y) employee benefits and labour and employment matters; (z) the existence of related party transactions; (aa) the absence of expropriation proceedings with respect to the property or assets of Fronteer or its Material Subsidiaries and, to Fronteer’s knowledge, the West Pequop Companies; (bb) the absence of registration rights; (cc) the absence of rights of first refusal, options to purchase, or rights of participation in properties of

Fronteer, its Material Subsidiaries or the West Pequop Companies; (dd) the absence of any judgment or order restricting the business of Fronteer or its Material Subsidiaries or, to its knowledge, the West Pequop Companies; (ee) the fees and commissions of brokers, bankers, and advisors in connection with the contemplated transaction; (ff) the existence and maintenance of insurance policies of Fronteer and its Material Subsidiaries; (gg) the non-applicability of the United States Investment Company Act of 1940 to Fronteer; (hh) the truth and accuracy of confidential information provided by Fronteer to Newmont; (ii) certain business practices of Fronteer, its subsidiaries, and their directors, officers, agents and employees; (jj) the non-applicability of the Investment Canada Act (Canada) to Fronteer; and (kk) certain representations and warranties relating to U.S. antitrust matters.

The representations and warranties provided by Newmont in favour of Fronteer relate to, among other things: (a) the corporate power, authority, and capacity of Newmont to enter into the Arrangement Agreement and perform its obligations thereunder; (b) the due incorporation and existence of Newmont; (c) the authorization, execution, and delivery of the Arrangement Agreement, and the same not resulting in a violation or breach of or a default under Newmont’s constating documents and material agreements; (d) the non-applicability of the United States Defense Production Act of 1950; (e) the sufficiency of cash on hand to consummate the Arrangement and the transactions contemplated thereby; and (f) the disclosure of material information relating to the Sandman Property.

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below.

Mutual Conditions

The respective obligations of Fronteer and Newmont to complete the transactions contemplated in the Arrangement Agreement are subject to the fulfillment of the following conditions on or before the Effective Time or such other time as is specified below:

(a)	the Arrangement Resolution shall have been approved and adopted by the Fronteer Securityholders at the Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Fronteer and Newmont, acting reasonably, on appeal or otherwise;

(c)	there shall not exist any prohibition at law, including a cease trade order, injunction or other prohibition or order at law or under applicable legislation, and there shall not have been any action taken under any law or by any Governmental Entity or other regulatory entity that makes it illegal or otherwise, directly or indirectly, restrains, enjoins, prevents or prohibits the consummation of the Arrangement;

(d)	the Pilot Gold Shares to be issued to Fronteer Shareholders and Fronteer Optionholders pursuant to the Arrangement shall be exempt from the registration requirements under Section 3(a)(10) of the U.S. Securities Act;

(e)	the Key Regulatory Approvals shall have been obtained;

(f)	the Arrangement Agreement shall not have been terminated in accordance with its terms;

(g)	the distribution of the Pilot Gold Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian and provincial securities laws; and

(h)	(i) Pilot Gold shall be validly existing under the laws of Canada and all of the issued and outstanding shares of capital stock and other ownership interests in Pilot Gold shall be legally and beneficially owned, directly or indirectly, by Fronteer free and clear of all Liens, (ii) Fronteer shall, directly or indirectly, hold a number of whole Pilot Gold Shares such that, after giving effect to the distribution of Pilot Gold Shares contemplated in the Plan of Arrangement, Fronteer would hold approximately 19.9% of the outstanding Pilot Gold Shares, and (iii) Pilot Gold and its subsidiaries shall have the Pilot Gold Cash Amount in cash on a consolidated basis.

The foregoing conditions are for the mutual benefit of the parties and may be waived by mutual consent of Fronteer and Newmont in writing at any time. Approval or expiry of waiting periods required under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to Newmont’s acquisition of the Fronteer Shares as contemplated in the Arrangement Agreement is identified as a Key Regulatory Approval related to both Newmont and Fronteer if Newmont determined that such filing was necessary. On February 14, 2011, Newmont advised

Fronteer of its determination that no such filing is required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in respect of the Arrangement. In addition, the advance ruling certificate pursuant to section 102 of the Competition Act (Canada) contemplated in the Arrangement Agreement was received on February 28, 2011. Accordingly, as at the date of this Circular, the Key Regulatory Approvals condition has been satisfied.

Newmont Conditions

The obligation of Newmont to complete the transactions contemplated in the Arrangement Agreement is subject to the fulfillment of the following additional conditions on or before the Effective Date or such other time as is specified below:

(a)	all covenants of Fronteer under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Newmont shall have been duly performed by Fronteer in all material respects, and Newmont shall have received a certificate of Fronteer addressed to Newmont and dated the Effective Date, signed on behalf of Fronteer by a senior executive officer of Fronteer (on Fronteer’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)	all representations and warranties of Fronteer (i) set forth in section 3.1(e) of the Arrangement Agreement shall be true and correct in all respects as of the Effective Time as though made at and as of the Effective Time (except for those representations and warranties in section 3.1(e) made as of a specified date, the accuracy of which shall be determined as of that specified date), and (ii) otherwise set forth in the Agreement shall be true and correct in all respects as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except, in the case of clause (ii), where any failure or failures of any such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Fronteer, and Newmont shall have received a certificate of Fronteer addressed to Newmont and dated the Effective Date, signed on behalf of Fronteer by a senior executive officer of Fronteer (on Fronteer’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)	since the date of the Arrangement Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Fronteer, and Fronteer shall have provided to Newmont a certificate of a senior executive officer of Fronteer certifying the same as at the Effective Time; and

(d)	holders of no more than 10% of the Fronteer Shares shall have exercised Dissent Rights (and not withdrawn such exercise) and Newmont shall have received a certificate of a senior executive officer of Fronteer confirming the same as at the Effective Time.

The foregoing conditions are for the exclusive benefit of Newmont and may be waived by Newmont in whole or in part at any time.

Fronteer Conditions

The obligations of Fronteer to complete the transactions contemplated by the Arrangement Agreement is subject to the fulfillment of the following additional conditions on or before the Effective Date or such other time as is specified below:

(a)	all covenants of Newmont under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Newmont in all material respects, and Fronteer shall have received a certificate of Newmont addressed to Fronteer and dated the Effective Date, signed on behalf of Newmont by a senior executive officer of Newmont (on Newmont’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)	all representations and warranties of Newmont set forth in the Arrangement Agreement shall be true and correct in all respects as of the Effective Time as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to materially and adversely affect Newmont’s ability to complete the Arrangement and the other transactions contemplated by the Arrangement Agreement, and Fronteer shall have received a certificate of Newmont addressed to Fronteer and dated the Effective Date, signed on behalf of Newmont by a senior executive officer of Newmont (on Newmont’s behalf and without personal liability), confirming the same as at the Effective Time; and

(c)	Newmont shall have delivered to the Depositary in escrow pending the Effective Time sufficient cash to pay the aggregate Consideration to be paid to Fronteer Shareholders (other than Dissenting Fronteer Shareholders) under the Arrangement, together with sufficient cash advanced to the Depositary in respect of a Canadian dollar denominated, demand, interest bearing loan to be made on or prior to the Effective Time from Newmont Sub to Fronteer in the amount by which (i) Fronteer’s cash payment obligations (including source deductions) in connection with the Cash-Out Consideration to be paid to Fronteer Optionholders under the Plan of Arrangement, plus the amount of the Subco Note exceeds (ii) the estimated cash in Fronteer on the Effective Date after deducting transaction costs and reasonable working capital requirements.

The foregoing conditions are for the exclusive benefit of Fronteer and may be waived by Fronteer in whole or in part at any time.

Covenants of Fronteer

Covenants relating to Conduct of Business

Fronteer has agreed to certain covenants intended to ensure that Fronteer and each of its subsidiaries carry on business until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms in the ordinary course of business consistent with past practice, except as required or expressly authorized by the Arrangement Agreement. These covenants include, among other things, prohibitions on: amending constating documents; capital alterations; issuing securities; changing accounting policies; acquiring and disposing of material assets; incurring or repaying indebtedness; modifying employment arrangements and benefits; entering into or amending agreements; cancelling existing insurance coverage; taking certain tax-related actions; and taking actions or failing to take actions that would result in the loss of rights under material permits or prevent or materially delay the consummation of the Arrangement.

Covenants relating to the Arrangement

Fronteer has also covenanted and agreed with Newmont that it will, and will cause its subsidiaries, to perform all obligations required or desirable to be performed by Fronteer or any of its subsidiaries under the Arrangement Agreement, cooperate with Newmont in connection therewith and do or cause to be done all such acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement, including:

(a)	using commercially reasonable efforts to assist Newmont in obtaining the Key Regulatory Approvals and using commercially reasonable efforts to obtain any other required approvals from Governmental Entities relating to Fronteer or any of its subsidiaries which are typically applied for by a target company;

(b)	using commercially reasonable efforts to obtain as soon as practicable all third party consents, approvals and notices required under material third party contracts; and

(c)	at the request of Newmont, taking all commercially reasonable steps to ensure that, on or prior to the Effective Date, the Fronteer Exploration Properties and the Pilot Gold Assets have been duly transferred to Pilot Gold and Pilot Gold has assumed all of the Pilot Gold Liabilities in a manner satisfactory to Newmont, acting reasonably.

Pre-Acquisition Reorganization

Fronteer has agreed to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions as Newmont may reasonably request (each, a “Pre-Acquisition Reorganization”) prior to or following the Effective Time. However, Fronteer is not required to effect a Pre-Acquisition Reorganization which in the opinion of Fronteer, acting reasonably: (i) would require Fronteer to obtain the prior approval of the Fronteer Shareholders in respect of such Pre-Acquisition Reorganization other than at the Meeting; or (ii) would impede or delay the consummation of the Arrangement by more than 20 Business Days. Among other things, Newmont has agreed to indemnify Fronteer and its subsidiaries’ respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization or as a result of the reversal, where necessary, of all or any of the Pre-Acquisition Reorganization steps in the event the Arrangement does not proceed.

Covenants relating to the Treatment of Fronteer Options

Fronteer has covenanted to deliver a written notice and election form to all Fronteer Optionholders prior to the Effective Date advising such holders that Fronteer Optionholders may, notwithstanding any vesting or exercise provisions to which a Fronteer Option might otherwise by subject (whether by contract, the conditions of a grant, applicable law or the terms of the Fronteer Stock Option Plans), elect to:

(a)	surrender their Fronteer Options to Fronteer for cancellation pursuant to the Plan of Arrangement in exchange for payment of the Cash-Out Consideration; or

(b)	exercise their Fronteer Options for Fronteer Shares, with such exercise being conditional on the closing of the Arrangement.

Fronteer and Newmont have agreed that on the Effective Date, all Fronteer Options will be (i) surrendered by the holder thereof to Fronteer for cancellation, (ii) exercised by the holder thereof prior to the Effective Time, or (iii) terminated in accordance with the Plan of Arrangement.

Non-Solicitation Covenant

Fronteer has covenanted and agreed that, except as otherwise provided in the Arrangement Agreement, Fronteer shall not, directly or indirectly, or through any of its Representatives, and shall cause its subsidiaries and their Representatives not to:

(a)	solicit, initiate, encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals whatsoever which would constitute an Acquisition Proposal;

(b)	participate in any discussions or negotiations with any Person (other than Newmont, any of its affiliates or its or their Representatives) regarding an Acquisition Proposal;

(c)	approve, accept, endorse or recommend any Acquisition Proposal, or publicly propose to do so;

(d)	accept or enter into any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal, or publicly propose to do so; or

(e)	withdraw, amend or modify the recommendation of the Fronteer Board to Fronteer Shareholders in respect of the Arrangement, or fail to reaffirm the Fronteer Board’s recommendation of the Arrangement within five Business Days after being requested by Newmont to do so, unless (A) it does not relate to an Acquisition Proposal and (B) in the opinion of the Fronteer Board, acting in good faith and after receiving advice from its outside financial advisors and outside legal counsel, the Fronteer Board is required to make such withdrawal, amendment or modification or to fail to make such reaffirmation in order to comply with the fiduciary duties of such Directors under applicable Law.

Fronteer has also agreed that, except as otherwise provided in the Arrangement Agreement, Fronteer shall, and shall cause its subsidiaries and its and their Representatives to, immediately cease and cause to be terminated any solicitation or negotiation with any Persons (other than Newmont and its Representatives) with respect to any potential Acquisition Proposal and Fronteer will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so, the return or destruction of all confidential information regarding Fronteer and its subsidiaries previously provided to any such Person or any other Person. Fronteer has agreed that neither it nor any of its subsidiaries shall terminate or modify any provision of any existing confidentiality agreement relating to a potential Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party, other than as may occur automatically as a result of the announcement of the Arrangement, and Fronteer undertakes to enforce all standstill, non-disclosure and similar covenants that it or any of its subsidiaries have entered into; provided, however, that the foregoing shall not prevent the Fronteer Board from considering an Acquisition Proposal that is reasonably likely to be a Superior Proposal and accepting a Superior Proposal made by any such third party if the provisions of the Arrangement Agreement have been complied with.

Notwithstanding the above or any other provision of the Arrangement Agreement, if at any time prior to obtaining the Fronteer Securityholder Approval, Fronteer receives a written Acquisition Proposal (that was not solicited in contravention of the non-solicitation covenants), the Fronteer Board may:

(a)	if it believes, acting in good faith, that the Acquisition Proposal could reasonably be a Superior Proposal, contact the Person(s) making such Acquisition Proposal solely for the purpose of clarifying such Acquisition Proposal and any material terms thereof so as to determine whether such proposal is, or is reasonably likely to be, a Superior Proposal; and

(b)	if, in the opinion of the Fronteer Board, acting in good faith and after receiving advice from its outside financial advisors and outside legal counsel, the Acquisition Proposal constitutes or, if consummated in accordance with its terms, would be a Superior Proposal, then Fronteer may (i) furnish information with respect to Fronteer and its subsidiaries to the Person making such Acquisition Proposal for a period of not more than 21 days, (ii) participate in discussions or negotiations with the Person making such Acquisition Proposal, and/or (iii) waive any standstill provision or agreement that would otherwise prohibit such Person from making an Acquisition Proposal; provided that Fronteer shall not disclose any non-public information with respect to Fronteer (i) if such non-public information has not been previously provided to, or is not concurrently provided to, Newmont; (ii) without entering into a confidentiality and standstill agreement; and (iii) without providing a copy of such confidentiality agreement to Newmont.

Fronteer has agreed that it shall promptly notify Newmont of any proposal, inquiry, offer or request received by Fronteer or its Representatives relating to an Acquisition Proposal, or which could potentially lead to an Acquisition Proposal or for non-public information relating to Fronteer or its subsidiaries, or for access to the properties, books or records of Fronteer or its subsidiaries. Fronteer has agreed to keep Newmont promptly and fully informed of the status of any such proposal, inquiry, offer or request and will provide copies of any written documents or correspondence provided to Fronteer relating thereto.

Subject to the right to match below, at any time prior to obtaining the Fronteer Securityholder Approval, if Fronteer receives an Acquisition Proposal which the Fronteer Board concludes in good faith constitutes a Superior Proposal, the Fronteer Board may, subject to compliance with the termination procedures of the Arrangement Agreement, terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal.

Right to Match

Fronteer has agreed that it will not enter into a definitive agreement in respect of a Superior Proposal unless it has provided Newmont with written notice that the Fronteer Board has determined that it has received a Superior Proposal, identified the party making the Superior Proposal, specified the cash amount that the Fronteer Board has ascribed to any non-cash consideration being offered in the Superior Proposal, provided Fronteer with a copy of any proposed agreement and allowed five Business Days to elapse from the date such notice and proposed agreement was provided to Newmont.

During such five Business Day period, Newmont will have the right, but not the obligation, to offer to amend the terms of the Arrangement Agreement and the Plan of Arrangement (including increasing or modifying the Consideration) in order to provide for terms at least equivalent to those provided for in the Superior Proposal. The Fronteer Board shall review any such proposal by Newmont to determine (acting in good faith and in accordance with its fiduciary duties) whether the Acquisition Proposal to which Newmont is responding would continue to be a Superior Proposal when assessed against the amended Arrangement Agreement and Plan of Arrangement as proposed by Newmont. If the Fronteer Board determines that the Acquisition Proposal would cease to be a Superior Proposal, it will cause Fronteer to enter into an amendment to the Arrangement Agreement and the Plan of Arrangement reflecting the offer by Newmont to amend the terms of the Arrangement Agreement and the Plan of Arrangement and will further agree not to enter into the applicable proposed agreement and not to withdraw, modify or change any recommendation regarding the Plan of Arrangement save and except to reaffirm its recommendation of the amended Plan of Arrangement.

If Newmont does not offer to amend the terms of the Arrangement Agreement and the Plan of Arrangement during the five Business Day period or the Fronteer Board determines acting in good faith and in the discharge of its fiduciary duties (after consultation with its financial advisor and after receiving advice from its outside legal counsel) that the Acquisition Proposal would nonetheless remain a Superior Proposal with respect to Fronteer’s proposal to amend the Arrangement Agreement and Plan of Arrangement, and therefore rejects Fronteer’s offer to amend the Arrangement Agreement and Plan of Arrangement, Fronteer shall be entitled to terminate the Arrangement Agreement and enter into the proposed agreement upon payment to Newmont of the Termination Fee. Each successive modification of any proposed agreement shall constitute a new Acquisition Proposal for the purposes of the requirement to initiate an additional five Business Day match period.

Access to Information

Until the earlier of the Effective Time and the termination of the Arrangement Agreement, and subject to compliance with applicable Law and the terms of any existing contracts, Fronteer has agreed to provide Newmont and its Representatives with reasonable access to data and information (other than data and information relating to the Fronteer Exploration Properties except as may be required to confirm (a) the proper designation of any assets and/or liabilities of Fronteer and its subsidiaries as Pilot Gold Assets and/or Pilot Gold Liabilities, as applicable, and (b) that the Pilot Gold Assets and Pilot Gold Liabilities have been duly transferred to Pilot Gold prior to the Effective Time) as Newmont may reasonably request, provided that such information shall be subject to the terms and conditions of the Confidentiality Agreement.

Covenants of Pilot Gold

Indemnification of Newmont, Newmont Sub and Fronteer

Pilot Gold has covenanted and agreed that, following the Effective Time, it will indemnify Newmont, Newmont Sub, Fronteer and its subsidiaries from all losses suffered or incurred by Newmont, Newmont Sub, Fronteer or its subsidiaries as a result of or arising directly or indirectly out of or in connection with an Indemnified Liability. Pilot Gold will remain liable under this indemnity for six years following the Effective Date, provided that Pilot Gold will remain liable in respect of any claim for Taxes constituting an Indemnified Liability if Newmont, Newmont Sub, Fronteer or its subsidiaries has provided notice of such claim prior to the date that is 60 days following the expiration of the relevant statutes of limitation.

Target Mining Properties

Until the fifth anniversary of the Effective Date, none of Pilot Gold or its subsidiaries will, without Newmont’s prior written consent, stake, lease or otherwise purchase or acquire or become entitled to acquire, directly or indirectly, alone or in concert with any other Person, any interest whatsoever in real property, land rights, surface rights, water rights or any mineral concessions, leases, claims or other form of mineral rights whatsoever, any part of which lies within the boundary of, or within five miles of the perimeter of, any of the Fronteer Mining Properties comprising the Long Canyon Property, the Sandman Property and the Northumberland Property, and if Pilot Gold or any of its subsidiaries acquires any such interest in contravention of the foregoing, Pilot Gold will notify Newmont and will hold such interest in trust for Newmont and promptly convey such interest to Newmont at no cost.

Pilot Gold has also covenanted and agreed that, until the first anniversary of the Effective Date, none of Pilot Gold or its subsidiaries will, without Newmont’s prior written consent, stake, lease or otherwise purchase or acquire or become entitled to acquire, directly or indirectly, alone or in concert with any other Person, any interest whatsoever in real property, land rights, surface rights, water rights or any mineral concessions, leases, claims or other form of mineral rights whatsoever, any part of which lies within the boundary of, or within two miles of the perimeter of, any of the Fronteer Mining Properties (other than the Long Canyon Property, the Sandman Property or the Northumberland Property), and if Pilot Gold or any of its subsidiaries acquires any such interest in contravention of the foregoing, Pilot Gold will notify Newmont and will hold such interest in trust for Newmont and promptly convey such interest to Newmont at no cost.

Pilot Gold has further covenanted and agreed that it shall, and shall cause its subsidiaries to, treat all exploration information, data, reports and studies concerning the Fronteer Mining Properties in the same way Pilot Gold treats its own confidential information and shall not disclose any such information to anyone other than Newmont or its Representatives without Newmont’s prior written consent unless in the opinion of outside legal counsel it is required to do so by Law, except that the foregoing does not apply to information that:

(a)	at the time of its disclosure is generally available in the public domain;

(b)	enters the public domain and becomes generally available at any time after disclosure other than through a breach of the terms of this covenant; or

(c)	consists of general geological, geophysical, geochemical, metallurgical or operational concepts, models or principles.

Non-Solicitation of Employees

For a period of two years following the Effective Date, Pilot Gold has agreed that it will not, and will cause its subsidiaries and its and its subsidiaries’ respective Representatives not to, solicit, hire or engage the services of certain individuals who are currently employed by Fronteer and who are or become employed by Newmont or its subsidiaries following the Effective Time, or persuade or attempt to persuade any such employee to terminate his or her employment with Newmont or its subsidiaries, provided that the foregoing restrictions shall not apply to general solicitations of employment not specifically directed at the employees of Newmont or its subsidiaries nor to hiring employees of Newmont or its subsidiaries as a result of such general solicitation.

Knowledge Transfer

Until the first anniversary of the Effective Date, subject to compliance with applicable Law, (i) Pilot Gold has agreed that it will, and will cause its subsidiaries and their respective employees to, provide to Newmont and its Representatives and its subsidiaries (upon reasonable advance notice and, at the option of Fronteer, with a Representative of Fronteer present) all information in their possession or under their control (including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies) concerning the Fronteer Mining Properties as may reasonably be requested by or on behalf of Newmont or its subsidiaries, and (ii) Pilot Gold shall use its commercially reasonable efforts to cause certain employees and/or advisors to cooperate with Newmont in responding to any similar information requests, provided that the reasonable cost of any such cooperation shall be borne by Newmont.

Covenants of Newmont

Covenants relating to Performance of Obligations

Newmont has covenanted and agreed with Fronteer that it will, and will cause its subsidiaries, to perform all obligations required to be performed by Newmont or its subsidiaries under the Arrangement Agreement, co-operate with Fronteer in connection therewith, use commercially reasonable efforts to do or cause to be done all acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement, including:

(a)	apply for and use commercially reasonable efforts to obtain all the Key Regulatory Approvals (including payment of any filing fees) and use commercially reasonable efforts to obtain any other required approvals from Governmental Entities relating to Newmont or any of its subsidiaries which are typically applied for by an acquiror; and

(b)	subject to the terms and conditions of the Arrangement Agreement and applicable Laws, paying the aggregate Consideration to be paid pursuant to the Arrangement.

Insurance and Indemnification

Newmont has agreed that, with the prior written consent of Newmont, not to be unreasonably withheld, Fronteer shall be entitled to purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date, provided that the aggregate cost therefor does not exceed 200% of the annual premiums currently in effect. For a period of six years from the Effective Date, Newmont shall cause Fronteer to ensure that the provisions with respect to indemnification in the articles and/or by-laws of Fronteer and its subsidiaries are not modified, except as required by Law, in any manner that would adversely affect any rights of indemnification of the former directors or officers of Fronteer or any of its subsidiaries.

Newmont has further agreed that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Fronteer and its subsidiaries to the extent that they have been disclosed to Newmont.

Non-Solicitation of Employees

For a period of two years following the Effective Date, Newmont has agreed that it will not, and will cause its subsidiaries and its and its subsidiaries’ respective Representatives not to, solicit, hire or engage the services of certain employees of Pilot Gold, or persuade or attempt to persuade any such employee to terminate his or her employment with Pilot Gold or its subsidiaries, provided that the foregoing restrictions shall not apply to general solicitations of employment not specifically directed at the employees of Pilot Gold or its subsidiaries nor to hiring employees of Pilot Gold or its subsidiaries as a result of such general solicitation.

Termination

The Arrangement Agreement may be terminated prior to the Effective Time in certain circumstances, many of which lead to consequences such as payment of the Termination Fee or expense reimbursement of up to Cdn$5 million, including:

1.	Either Fronteer or Newmont is entitled to terminate the Arrangement Agreement in the following circumstances, among others:

(a)	by mutual written agreement;

(b)	if the Effective Date has not occurred on or before the Outside Date (except that a party shall not be entitled to terminate the Arrangement Agreement if its failure to fulfil its obligations or breach of its representations and warranties is the cause of, or resulted in, the failure of the Effective Date to occur by the Outside Date);

(c)	any law is enacted or any injunction or court order exists that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins consummation of the Arrangement and that has become final and non-appealable; or

(d)	Fronteer Securityholder Approval is not obtained at the Meeting.

2.	Fronteer is also entitled to terminate the Arrangement Agreement in the following circumstances, among others:

(a)	if Fronteer proposes to enter into a transaction with respect to a Superior Proposal and pays the Termination Fee;

(b)	if any of the conditions to Fronteer’s obligation to complete the Arrangement has not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date (provided that Fronteer is not then in breach of the Arrangement Agreement so as to have caused any of the conditions to the Parties’ obligations to complete the Arrangement not to be satisfied); or

(c)	if Newmont breaches any of its representations or warranties set out in the Arrangement Agreement (and has not cured such breach within 10 Business Days of Fronteer giving notice of its intention to terminate), which breach would, individually or in the aggregate, be reasonably expected to cause a specific condition to Fronteer’s obligations to complete the Arrangement not to be satisfied, or Newmont breaches any of its covenants or material obligations in the Arrangement Agreement, in each case in any material respect (provided that Fronteer is not then in breach of the Arrangement Agreement so as to have caused any of the conditions to Newmont’s obligations to complete the Arrangement not to be satisfied).

3.	Newmont is also entitled to terminate the Arrangement Agreement in the following circumstances, among others:

(a)	prior to obtaining Fronteer Securityholder Approval, the Fronteer Board withdraws, amends or modifies, in a manner adverse to Newmont, or fails to reaffirm its recommendation of the Arrangement within five Business Days (and in any case prior to the Meeting) after having been requested in writing by Newmont to do so;

(b)	any of the conditions to Newmont’s obligation to complete the Arrangement has not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date (provided that Newmont is not then in breach of the Arrangement Agreement so as to have caused any of the conditions to the Parties’ obligations to complete the Arrangement not to be satisfied);

(c)	if Fronteer breaches any of its representations or warranties set out in the Arrangement Agreement (and has not cured such breach within 10 Business Days of Newmont giving notice of its intention to terminate), which breach would, individually or in the aggregate, be reasonably expected to cause a specific condition to Newmont’s obligations to complete the Arrangement not to be satisfied, or Fronteer breaches any of its covenants or material obligations in the Arrangement Agreement, in each case in any material respect (provided that Newmont is not then in breach of the Arrangement Agreement so as to have caused any of the conditions to Fronteer’s obligations to complete the Arrangement not to be satisfied);

(d)	if Fronteer is in breach of any of its non-solicitation obligations, obligations with respect to notifying Fronteer of Acquisition Proposals or obligations with respect to Fronteer’s right to match any Superior Proposal;

(e)	if the Meeting has not occurred on or before May 6, 2011 (unless such failure to hold the Meeting is a result of Newmont’s failure to fulfil any of its obligations under the Arrangement Agreement);

(f)	if Fronteer provides Newmont with notice of a Superior Proposal; or

(g)	if, after February 3, 2011, there is a change, effect, event, circumstance or fact that constitutes a Material Adverse Effect in respect of Fronteer and its subsidiaries, taken as a whole.

Termination Fee and Expense Reimbursement

Upon the occurrence of any of the following events, Fronteer shall pay or cause to be paid and Newmont shall be entitled to the Termination Fee:

(a)	termination by Newmont pursuant to paragraphs 3(a), (d) and (f) above, in which case the Termination Fee shall be paid on the first Business Day following such termination;

(b)	termination by Fronteer pursuant to paragraph 2(a) above, in which case the Termination Fee shall be paid concurrent with such termination; or

(c)	termination by Newmont pursuant to paragraphs 2(c) or 2(e) above, or by either party in the circumstances referred to in paragraph 1(b) or 1(d) above or by Fronteer pursuant to paragraph 2(b) above (in circumstances where Newmont would also be entitled to terminate the Arrangement Agreement pursuant to paragraphs 3(c), 3(e) or 1(d) above), but only if, prior to the earlier of the termination of the Arrangement Agreement or the holding of the Meeting, an Acquisition Proposal is made or announced by any Person (other than Newmont or any of its affiliates) and, within 12 months following such termination, (i) an Acquisition Proposal is consummated by Fronteer or (ii) Fronteer and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Fronteer Board approves or recommends, an Acquisition Proposal and at any time thereafter (whether or not within 12 months of such termination), such Acquisition Proposal is consummated, in which case an amount equal to the Termination Fee, less any termination expenses actually paid to Newmont, shall be payable within two Business Days following the closing of the applicable transaction.

Transfer of Fronteer Exploration Assets

Pursuant to the Arrangement Agreement, Newmont and Fronteer have agreed that Fronteer will effect the transfer of the Fronteer Exploration Properties and the Pilot Gold Assets to Pilot Gold, and Pilot Gold shall assume the Pilot Gold Liabilities, prior to the Effective Date, in a manner satisfactory to Newmont, acting reasonably.

Risks Associated with the Arrangement

In evaluating the Arrangement, Fronteer Shareholders should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by Fronteer, may also adversely affect the Fronteer Shares, the Pilot Gold Shares and/or the businesses of Fronteer and Pilot Gold following the Arrangement. In addition to the risk factors relating to the Arrangement set out below, Fronteer Shareholders should also carefully consider the risk factors associated with the business of Pilot Gold included in this Circular (See Appendix “E” — “Information Concerning Pilot Gold — Risk Factors”) and in the documents incorporated by reference herein. If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated. The risks associated with the Arrangement include:

The Arrangement Agreement may be terminated in certain circumstances, including in the event of a change having a material adverse effect on Fronteer.

Each of Fronteer and Newmont has the right to terminate the Arrangement Agreement and Arrangement in certain circumstances. Accordingly, there is no certainty, nor can Fronteer provide any assurance, that the Arrangement Agreement will not be terminated by either Fronteer or Newmont before the completion of the Arrangement. For example, Newmont has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, in the aggregate, have a material adverse effect on Fronteer. Although a material adverse effect excludes certain events that are beyond the control of Fronteer (such as general changes in the global economy or changes that affect the mining industry generally and which do not have a materially disproportionate effect on Fronteer), there is no assurance that a change having a material adverse effect on Fronteer will not occur before the Effective Date, in which case Newmont could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

There can be no certainty that all conditions precedent to the Arrangement will be satisfied.

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Fronteer, including receipt of the Final Order. There can be no certainty, nor can Fronteer provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of the Fronteer Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Fronteer Board decides to seek another merger or Arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the Arrangement.

Fronteer will incur costs and may have to pay a termination fee.

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Fronteer even if the Arrangement is not completed. Fronteer and Newmont are each liable for their own costs incurred in connection with the Arrangement, except that Fronteer is liable for Newmont’s costs in certain circumstances where the Arrangement is not completed and Newmont has agreed to pay the costs of Georgeson, Fronteer’s proxy solicitation agent for the Meeting. If the Arrangement is not completed, Fronteer may be required in certain circumstances to pay Newmont the Termination Fee. See “The Arrangement — The Arrangement Agreement — Termination —Termination Fees and Expense Reimbursement”.

Fronteer directors and executive officers may have interests in the Arrangement that are different from those of the Fronteer Securityholders.

In considering the recommendation of the Fronteer Board to vote in favour of the Arrangement Resolution, Fronteer Securityholders should be aware that certain members of the Fronteer Board and management team have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of Fronteer Securityholders generally. See “The Arrangement — Interests of Certain Persons in the Arrangement”.

The Arrangement may have adverse U.S. federal income tax consequences to U.S. Holders under the PFIC rules.

Fronteer believes that it has been a PFIC for each of its taxable years since its formation. Accordingly, a U.S. Holder of Fronteer Shares would generally be subject to adverse tax rules in respect of the Arrangement if the U.S. Holder does not have in effect a QEF election or a mark-to-market election with respect to its Fronteer Shares. These adverse tax rules would include, but are not limited to, (i) the gain resulting from the Arrangement being fully taxable at ordinary income rather than capital gain rates and (ii) an interest charge being imposed on the amount of the gain treated as being deferred under the PFIC rules. U.S. Holders are urged to consult their own tax advisors regarding all aspects of the PFIC rules. For a more detailed discussion of the U.S. federal income tax consequences of the Arrangement, including the consequences under the PFIC rules, please see the discussion under “Certain United States Federal Income Tax Considerations”.

Dissent Rights

The following description of the Dissent Rights is not a comprehensive statement of the procedures to be followed by a Dissenting Fronteer Shareholder who seeks payment of the fair value of its Fronteer Shares from Newmont and is qualified in its entirety by the reference to the full text of section 185 of the OBCA, which is attached to this Circular as Appendix “H”, as modified by the Interim Order, which is attached to this Circular as Appendix “D”. A Dissenting Fronteer Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of section 185 of the OBCA, as modified by the Interim Order. Failure to comply strictly with the provisions of section 185 of the OBCA, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, each Registered Fronteer Shareholder may exercise Dissent Rights under section 185 of the OBCA as modified by section 5 of the Plan of Arrangement or the Interim Order. Fronteer Shareholders who duly exercise such Dissent Rights and who:

(a)	are ultimately entitled to be paid fair value for their Fronteer Shares by Newmont Sub in respect of which they have exercised Dissent Rights will be deemed to have irrevocably transferred such Fronteer Shares to Newmont Sub pursuant to the Plan of Arrangement in consideration of such fair value; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for the Fronteer Shares by Newmont Sub in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as a Fronteer Shareholder that has not exercised Dissent Rights, as at and from the time specified in the Plan of Arrangement for the consideration set forth therein.

In no case shall Newmont, Newmont Sub, Fronteer, Pilot Gold or any other person be required to recognize holders of Fronteer Shares who are ultimately determined to be entitled to be paid the fair value of their Fronteer Shares, as contemplated above, as Fronteer Shareholders at and after the Effective Time, and the names of such holders shall be removed from Fronteer’s central securities registry as of the Effective Time.

A Non-Registered Holder who wishes to dissent with respect to its Fronteer Shares should be aware that only Registered Fronteer Shareholders are entitled to exercise Dissent Rights. A Registered Fronteer Shareholder such as an intermediary who holds Fronteer Shares as nominee for Non-Registered Holders, some of whom wish to dissent, shall exercise Dissent Rights on behalf of such Non-Registered Holders with respect to the Fronteer Shares held for such Non-Registered Holders. In such case, the Dissent Notice should set forth the number of Fronteer Shares it covers.

A Registered Fronteer Shareholder who wishes to dissent shall send a written Dissent Notice in the form required by section 185 of the OBCA objecting to the Arrangement Resolution to Fronteer at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, Attention: Corporate Secretary, which must be received by Fronteer at or before 4:00 p.m. (Vancouver time) on March 28, 2011, or two Business Days prior to any adjournment or postponement of the Meeting.

The delivery of a Dissent Notice does not deprive such Dissenting Fronteer Shareholder of its right to vote at the Meeting; however, a vote in favour of the Arrangement Resolution may result in a loss of the right to dissent. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a Dissent Notice. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice in respect of the Arrangement Resolution, but any such proxy granted by a Fronteer Shareholder who intends to dissent should be validly revoked in order to prevent the proxy holder from voting such Fronteer Shares in favour of the Arrangement Resolution. A vote in favour of the Arrangement Resolution, whether in person or by proxy, may constitute a loss of a Fronteer Shareholder’s right to dissent. However, a Fronteer Shareholder may vote as a proxy holder for another Fronteer Shareholder whose proxy requires an affirmative vote, without affecting the right of the proxy holder to exercise Dissent Rights in respect of the proxy holder’s Fronteer Shares.

If the Arrangement Resolution is passed at the Meeting, Fronteer must then, within ten days after the Fronteer Securityholders adopt the Arrangement Resolution, deliver to each Dissenting Fronteer Shareholder, a notice stating that the Arrangement Resolution has been adopted and, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Arrangement Agreement, Fronteer intends to complete the Arrangement, and advising the Dissenting Fronteer Shareholder that if the Dissenting Fronteer Shareholder intends to proceed with the exercise of its Dissent Rights, it must deliver to Fronteer, within twenty days of the receipt of the notice of adoption from Fronteer, a demand for payment of fair value containing the information specified in section 185(10) of the OBCA. Not later than the thirtieth day after sending the demand for payment of fair value, the Dissenting Fronteer Shareholder must send the certificates representing Fronteer Shares in respect of which Dissent Rights have been exercised to Fronteer.

A Dissenting Fronteer Shareholder delivering such demand for payment may not withdraw from its dissent and will be deemed to have ceased to be a holder of all of its Dissent Shares at the Effective Time. Newmont Sub will, not later than seven days after the later of the day the Effective Date or the day Newmont Sub received the demand for payment, send to each Dissenting Fronteer Shareholder a written offer to pay the fair market value for the Dissent Shares, accompanied by a statement showing how the fair value was determined. Either Newmont Sub or a Dissenting Fronteer Shareholder may apply to the Court if no agreement on the terms of the sale of Dissent Shares has been reached, and the Court may determine the fair value for the Dissent Shares.

If a Dissenting Fronteer Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in section 185 of the OBCA, as modified by the Interim Order, it will lose its Dissent Rights, Fronteer will return to the Dissenting Fronteer Shareholder the certificates representing the Dissent Shares that were delivered to Fronteer, if any, and if the Arrangement is completed, that Dissenting Fronteer Shareholder will be deemed to have participated in the Arrangement on the same terms as a non-dissenting Fronteer Shareholder. If a Dissenting Fronteer Shareholder strictly complies with the foregoing requirements of the Dissent Rights, but the Arrangement is not completed, Fronteer will return to the Dissenting Fronteer Shareholder the certificates delivered to Fronteer by the Dissenting Fronteer Shareholder, if any.

It is suggested that any Fronteer Shareholder wishing to avail himself or herself of Dissent Rights seek his or her own legal advice as failure to comply strictly with the applicable provisions of the OBCA and the Interim Order may prejudice the availability of Dissent Rights. Dissenting Fronteer Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process.

If, as of the Effective Date, the aggregate number of Fronteer Shares in respect of which Fronteer Shareholders have duly and validly exercised Dissent Rights exceeds 10% of the Fronteer Shares then outstanding, each of Fronteer and Newmont is entitled, in its discretion, to not complete the Arrangement. See “The Arrangement — The Arrangement Agreement — Conditions to the Arrangement Becoming Effective”.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Davies Ward Phillips & Vineberg LLP, Canadian counsel to Fronteer, the following summary fairly describes the principal Canadian federal income tax considerations under the Tax Act relating to the Arrangement generally applicable to Fronteer Shareholders and Fronteer Optionholders who, at all relevant times, for purposes of the Tax Act (i) hold their Fronteer Shares, and will hold their Pilot Gold Shares, as capital property, (ii) deal at arm’s length with Newmont, Newmont Sub, Fronteer and Pilot Gold, and (iii) are not affiliated with Newmont, Newmont Sub, Fronteer or Pilot Gold.

Fronteer Shares and Pilot Gold Shares will generally be considered to be capital property to a holder thereof, unless the shares are held in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. Certain shareholders who are resident in Canada and who might not otherwise be considered to hold such shares as capital property may be entitled, in certain circumstances, to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares and all other “Canadian securities” as defined in the Tax Act owned by such shareholder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property. Any person contemplating making such an election should consult their own tax advisor for advice as to whether the election is available or advisable in their own particular circumstances.

This summary is not applicable to a Fronteer Shareholder (i) that is a “financial institution” (as defined in the Tax Act) for the purposes of the mark-to-market rules, (ii) that is a “specified financial institution” (as defined in the Tax Act), (iii) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (iv) who has acquired Fronteer Shares upon the exercise of an employee stock option except pursuant to the Arrangement, or (v) who has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency. All such Fronteer Shareholders should consult their own tax advisors having regard to their own particular circumstances.

This summary is based upon the current provisions of the Tax Act and counsel’s understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”). This summary also takes into account all specific proposals to amend the Tax Act (the “Proposed Amendments”) announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and assumes that all Proposed Amendments will be enacted in their present form. However, there can be no assurance that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, or the administrative practices and assessing policies of CRA, whether by legislative, governmental, or judicial action or decision, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below. This summary assumes that the Fronteer Shares will, at all relevant times, be listed on the TSX.

This summary is of a general nature only, and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Fronteer Shareholder. Accordingly, Fronteer Shareholders should consult their own tax advisors for advice as to the income tax consequences to them of the Arrangement in their particular circumstances.

Fronteer Shareholders Resident in Canada

The following portion of the summary is applicable to a Fronteer Shareholder who is, or is deemed to be, resident in Canada for purposes of the Tax Act (a “Resident Shareholder”).

Exchange of Fronteer Shares for Fronteer Class A Shares and Pilot Gold Shares

If, at the time the Fronteer Shares are exchanged for Fronteer Class A Shares and Pilot Gold Shares under the Arrangement, the fair market value of all Pilot Gold Shares transferred to Fronteer Shareholders on such exchange were to exceed the paid-up capital of all exchanged Fronteer Shares immediately before the exchange (which, as described below, Fronteer does not expect to be the case), Fronteer would be deemed to have paid a dividend on the exchanged Fronteer Shares equal to the amount of such excess, and each Resident Shareholder would be deemed to have received a pro rata portion of such dividend, based on the proportion of Fronteer Shares held by such Fronteer Shareholder immediately before the exchange. However, Fronteer has informed counsel that the fair market value of all Pilot Gold Shares at the time of such exchange is expected to be substantially lower than the amount that will be the aggregate paid-up capital of all exchanged Fronteer Shares immediately before such exchange. Accordingly, Fronteer is not expected to be deemed to have paid a dividend as a result of the exchange.

Assuming that the fair market value at the time of the exchange of the Pilot Gold Shares distributed to Fronteer Shareholders under the Arrangement does not exceed the aggregate paid-up capital of all exchanged Fronteer Shares immediately before the exchange, a Resident Shareholder whose Fronteer Shares are exchanged for Fronteer Class A Shares and Pilot Gold Shares will be considered to have disposed of its Fronteer Shares for proceeds of disposition equal to the greater of the adjusted cost base to the Resident Shareholder of its Fronteer Shares immediately before the exchange and the fair market value at the time of the exchange of the Pilot Gold Shares received by such Fronteer Shareholder. Consequently, the Resident Shareholder will realize a capital gain on the exchange only if, and to the extent that, the fair market value of the Pilot Gold Shares received by such shareholder on the exchange exceeds the adjusted cost base of such shareholder’s Fronteer Shares. If the fair market value of the Pilot Gold Shares distributed to Fronteer Shareholders under the Arrangement at the time of the exchange were to exceed the aggregate paid-up capital of all exchanged Fronteer Shares immediately before the exchange (which, as described above, Fronteer does not expect to be the case), the proceeds of disposition of a Resident Shareholder’s Fronteer Shares would generally be reduced by the amount of the deemed dividend that such shareholder would be deemed to have received, as described in the immediately preceding paragraph. In some circumstances, any such dividend deemed to be received by a Resident Shareholder that is a corporation may be deemed by subsection 55(2) of the Tax Act to instead be proceeds of disposition for the Fronteer Shares. See “Taxation of Capital Gains and Capital Losses” below for a general description of the treatment of capital gains and capital losses under the Tax Act.

The aggregate cost to a Resident Shareholder of Fronteer Class A Shares acquired on the exchange will be equal to the amount, if any, by which the adjusted cost base to the Resident Shareholder of such shareholder’s Fronteer Shares immediately before the exchange exceeds the fair market value at the time of the exchange of the Pilot Gold Shares acquired by such shareholder on the exchange. The cost to a Resident Shareholder of Pilot Gold Shares acquired on the exchange will be equal to the fair market value of the Pilot Gold Shares at the time of the exchange.

Disposition of Fronteer Class A Shares for the Consideration

A Resident Shareholder that transfers Fronteer Class A Shares under the Arrangement to Newmont Sub for the Consideration will be considered to have disposed of such Fronteer Class A Shares for proceeds of disposition equal to the amount of the Consideration. As a result, such Resident Shareholder will generally realize a capital gain (or a capital loss) to the extent that such shareholder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Shareholder of his or her Fronteer Class A Shares. See “Taxation of Capital Gains and Capital Losses” below for a general description of the treatment of capital gains and capital losses under the Tax Act.

Consolidation of Pilot Gold Shares

No disposition or acquisition will be considered to have occurred for purposes of the Tax Act solely as a result of the consolidation of the Pilot Gold Shares. Consequently, the consolidation will not result in the realization of any income, gain or loss by a holder of Pilot Gold Shares.

Dividends on Pilot Gold Shares

In the case of a Resident Shareholder who is an individual, dividends received or deemed to be received on Pilot Gold Shares will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends that are designated as “eligible dividends”.

In the case of a Resident Shareholder that is a corporation, dividends received or deemed to be received on Pilot Gold Shares will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. A “private corporation” (as defined in the Tax Act) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on such shares to the extent that such dividends are deductible in computing the corporation’s taxable income.

Disposition of Pilot Gold Shares

A Resident Shareholder who disposes or is deemed to dispose of Pilot Gold Shares will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Shareholder of those shares immediately before the disposition. See “Taxation of Capital Gains and Capital Losses” below for a general description of the treatment of capital gains and capital losses under the Tax Act.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain (a “taxable capital gain”) realized by a Resident Shareholder in a taxation year will be included in the Resident Shareholder’s income for the year. One-half of any capital loss (an “allowable capital loss”) realized by a Resident Shareholder in a taxation year must generally be deducted against taxable capital gains realized in that taxation year, to the extent and in the circumstances specified in the Tax Act. Any excess of allowable capital losses over taxable capital gains realized in a particular taxation year may be carried back up to three taxation years and carried forward indefinitely and deducted against net taxable capital gains realized in those other years, to the extent and in the circumstances specified in the Tax Act.

If the Resident Shareholder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a Fronteer Class A Share or a Pilot Gold Share may be reduced by the amount of dividends received or deemed to be received by the corporation on the share, to the extent and under circumstances specified by the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act.

A Resident Shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of net taxable capital gains and dividends or deemed dividends not deductible in computing taxable income.

Dissenting Fronteer Shareholders

A Resident Shareholder who, as a result of the exercise of Dissent Rights, disposes of Fronteer Shares to Newmont Sub in consideration for a cash payment from Newmont Sub, will be considered to have disposed of the Fronteer Shares for proceeds of disposition equal to the cash payment (other than any portion of the payment that is interest awarded by the court). Such Dissenting Fronteer Shareholder will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to such Dissenting Fronteer Shareholder of the Fronteer Shares immediately before the disposition. See “Taxation of Capital Gains and Capital Losses” above for a general description of the treatment of capital gains and capital losses under the Tax Act. Interest awarded by a court to a Resident Shareholder who is a Dissenting Fronteer Shareholder will be included in such shareholder’s income for purposes of the Tax Act.

Fronteer Optionholders Resident in Canada

The following portion of the summary is applicable to a Fronteer Optionholder who (i) is, or is deemed to be, resident in Canada for purposes of the Tax Act, (ii) exercises or disposes of their Fronteer Options to Fronteer pursuant the Plan of Arrangement, and (iii) at the time the Fronteer Optionholder’s Options (or options that were exchanged for Fronteer Options (“Exchanged Options”)) were granted, dealt at arm’s length with Fronteer (or the issuer of the Exchanged

Options, as the case may be), his or her employer and any other person that granted the Fronteer Options (or Exchanged Options, as the case may be) (a “Resident Optionholder”). This summary does not describe the Canadian or foreign tax consequences of an exercise or other disposition of Fronteer Options or Fronteer Shares acquired on the exercise of Fronteer Options prior to the Effective Time, and Fronteer Optionholders who have, or wish to, exercise or dispose of their Options prior to the Effective Time should consult their own tax advisors.

Resident Optionholders Electing to Receive the Cash-Out Consideration

Cash-Out Benefit

Resident Optionholders who surrender their Fronteer Options to Fronteer for cancellation will be deemed to receive a taxable benefit from employment equal to the value of the Cash-Out Consideration received by such Resident Optionholder on the surrender of Fronteer Options (before the deduction of applicable withholding taxes) less the amount, if any, paid by the Resident Optionholder to acquire such Fronteer Options (the “Cash-Out Benefit”). Resident Optionholders may be eligible to claim a deduction which will reduce their taxable income by an amount equal to 50% of the Cash-Out Benefit, provided (a) Fronteer makes the appropriate election (which it has agreed to make), (b) the exercise price under each Fronteer Option (other than an Exchanged Option) which is surrendered is not less than the fair market value of such Fronteer Shares on the date such Fronteer Option was issued; and (c) where the Fronteer Option was acquired on the exchange of an Exchanged Option, the exercise price under each Fronteer Option was not less than the exercise price of the Fronteer Option at the time of the exchange for the Exchanged Option, and the exercise price under each Exchanged Option was not less than the fair market value of the underlying shares on the date such Exchanged Option was issued. The Cash-Out Benefit will be subject to applicable withholding taxes.

Adjusted Cost Base of Pilot Gold Shares

The cost to a Resident Optionholder of Pilot Gold Shares acquired on the surrender of Fronteer Options will be equal to the fair market value of the Pilot Gold Shares determined at the time the Fronteer Options are surrendered. See “Shareholders Resident in Canada — Consolidation of Pilot Gold Shares”, “Shareholders Resident in Canada — Dividends on Pilot Gold Shares” and “Shareholders Resident in Canada — Disposition of Pilot Gold Shares” above for a general description of the tax consequences under the Tax Act of holding Pilot Gold Shares acquired on the surrender of Fronteer Options for Cash-Out Consideration.

Resident Optionholders Electing to Exercise Fronteer Options

Option Benefit

Resident Optionholders who exercise their Fronteer Options will be deemed to receive a taxable benefit from employment equal to the amount by which the fair market value of Fronteer Shares acquired upon the exercise of the Fronteer Options, determined at the time of exercise, exceeds the sum of the exercise price payable for the acquisition of such Fronteer Shares and any amount paid by the Fronteer Optionholder to acquire such Fronteer Options (the “Option Benefit”). Resident Optionholders may be eligible to claim a deduction which will reduce their taxable income by an amount equal to 50% of the Option Benefit, provided (a) the exercise price under each Fronteer Option (other than an Exchanged Option) which is exercised is not less than the fair market value of the Fronteer Shares on the date such Fronteer Options was issued, and (b) where the Fronteer Option was acquired on the exchange of an Exchanged Option, the exercise price under each Fronteer Option was not less than the exercise price of such Fronteer Option at the time of the exchange for the Exchanged Option, and the exercise price under each Exchanged Option was not less than the fair market value of the underlying shares on the date such Exchanged Option was issued. The Option Benefit will be subject to applicable withholding taxes. A Resident Optionholder who wishes to exercise their Fronteer Options is required to pay the applicable withholding taxes to Fronteer in addition to the exercise price payable for such Fronteer Options.

Disposition of Fronteer Shares to Newmont Sub

On the transfer of Fronteer Shares acquired on the exercise of Fronteer Options to Newmont Sub, a Fronteer Optionholder will realize a capital gain (or a capital loss) equal to the amount by which the fair market value of the total consideration received (being Cdn$14.00 plus the Pilot Gold Share Consideration) exceeds the aggregate of the “adjusted cost base” of such Fronteer Shares and any costs incurred in connection with the disposition. The adjusted cost base of Fronteer Shares received on exercise of the Fronteer Options will generally be equal to the average cost of all Fronteer Shares owned by a participant immediately before the disposition. See “Shareholders Resident in Canada — Taxation of Capital Gains and Capital Losses” above for a general description of the treatment of capital gains and capital losses under the Tax Act.

Pilot Gold Share Consideration

A Resident Optionholder will not realize a disposition of the Pilot Gold Share Consideration when Newmont Sub delivers Pilot Gold Shares to the Resident Optionholder in satisfaction of Newmont Sub’s obligations. The cost to a Resident Optionholder of Pilot Gold Shares so acquired will be equal to the fair market value of the Pilot Gold Shares determined at the time the Fronteer Share was transferred to Newmont Sub. See “Shareholders Resident in Canada — Consolidation of Pilot Gold Shares”, “Shareholders Resident in Canada — Dividends on Pilot Gold Shares” and “Shareholders Resident in Canada — Disposition of Pilot Gold Shares” above for a general description of the tax consequences under the Tax Act of holding Pilot Gold Shares acquired from Newmont Sub.

Fronteer Shareholders Not Resident in Canada

The following portion of the summary is applicable to a Fronteer Shareholder who (i) is not, or is not deemed to be, resident in Canada for purposes of the Tax Act, and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, Fronteer Shares or Pilot Gold Shares in connection with carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere.

Receipt of Pilot Gold Shares

The discussion above, under “Shareholders Resident in Canada — Exchange of Fronteer Shares for Fronteer Class A Shares and Pilot Gold Shares”, of the deemed dividend potentially resulting from the distribution of Pilot Gold Shares also applies to a Non-Resident Shareholder. As noted in the above discussion, based on the information provided by Fronteer, Fronteer is not expected to be deemed to have paid a dividend as a result of the exchange of the Fronteer Shares for Fronteer Class A Shares and Pilot Gold Shares. In the event that Fronteer was deemed to have paid a dividend, the portion of the dividend deemed to have been paid to a Non-Resident Shareholder would be subject to withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend, subject to reduction under an applicable income tax convention or treaty.

Disposition of Fronteer Shares and Pilot Gold Shares

A Non-Resident Shareholder who participates in the Arrangement will not be subject to tax under the Tax Act on any capital gain realized on the exchange of Fronteer Shares for Fronteer Class A Shares and Pilot Gold Shares, or on the disposition of Fronteer Class A Shares for the Consideration, provided that (i) the shares disposed of (Fronteer Shares and Fronteer Class A Shares) are not “taxable Canadian property” of the Non-Resident Shareholder at the time of the applicable exchange, or (ii) the Non-Resident Shareholder is exempt from taxation in Canada on the disposition of such shares under the terms of an applicable income tax convention or treaty.

Similarly, any capital gain realized by a Non-Resident Shareholder on the disposition or deemed disposition of Pilot Gold Shares acquired pursuant to the Arrangement will not be subject to tax under the Tax Act provided that (i) the shares disposed of are not “taxable Canadian property” of the Non-Resident Shareholder at the time of the disposition, or (ii) the Non-Resident Shareholder is exempt from taxation in Canada on the disposition of such shares under the terms of an applicable income tax convention or treaty. No disposition or acquisition will be considered to have occurred for purposes of the Tax Act solely as a result of the consolidation of the Pilot Gold Shares. Consequently, the consolidation will not result in the realization of any income, gain or loss by a holder of Pilot Gold Shares.

Generally, a share of a corporation owned by a Non-Resident Shareholder will not be taxable Canadian property of the Non-Resident Shareholder at a particular time provided that either: (i) the particular share is listed on a designated stock exchange (which currently includes the TSX) at that time and at no time during the 60-month period immediately preceding the date of disposition of the particular share did the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or such holder together with such persons, own 25 per cent or more of the issued shares of any class or series of the particular corporation, or (ii) at no time during such 60-month period did the particular share derive more than 50 per cent of its value from any combination of: (a) real property situated in Canada, (b) “timber resource property” (within the meaning of the Tax Act), (c) “Canadian resource property” (within the meaning of the Tax Act), or (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing, whether or not the property exists. However, a share owned by a Non-Resident Shareholder may be deemed to be taxable Canadian property of the Non-Resident Shareholder if such share was acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property.

In the case of a Non-Resident Shareholder that is a resident of the United States and that is a “qualifying person” for purposes of the U.S. Treaty, any gain realized by the Non-Resident Shareholder on a disposition of Fronteer Shares,

Fronteer Class A Shares or Pilot Gold Shares that would otherwise be subject to tax under the Tax Act will be exempt from tax pursuant to the U.S. Treaty provided that the value of such shares is not derived principally from real property situated in Canada (as defined in the U.S Treaty).

In the event that a Fronteer Share, Fronteer Class A Share or Pilot Gold Share constitutes taxable Canadian property of a Non-Resident Shareholder and any capital gain that would be realized on the exchange or disposition of the share is not exempt from tax under the Tax Act pursuant to an applicable income tax convention or treaty, then the tax consequences discussed above for Fronteer Shareholders who are resident in Canada, under “Exchange of Fronteer Shares for Fronteer Class A Shares and Pilot Gold Shares”, “Exchange of Fronteer Class A Shares for the Consideration”, and “Disposition of Fronteer Shares and Pilot Gold Shares”, as applicable, and under “Taxation of Capital Gains and Capital Losses”, will generally apply.

Reporting and withholding obligations under section 116 of the Tax Act apply when a person who is not resident in Canada for purposes of the Tax Act disposes of taxable Canadian property, other than “excluded property”. “Excluded property” includes a share of a class of shares of a corporation that is listed on a recognized stock exchange (which currently includes the TSX), and also includes a property that is a taxable Canadian property solely because of a deeming provision in the Tax Act. The reporting and withholding obligations will not apply with respect to the exchange of Fronteer Shares for Fronteer Class A Shares and Pilot Gold Shares, or on a subsequent disposition of Pilot Gold Shares while they are listed on a recognized stock exchange. Fronteer has applied to the TSX for the listing of the Fronteer Class A Shares on the TSX at the time such shares are transferred to Newmont Sub pursuant to the Arrangement. As a result, the reporting and withholding obligations will not apply with respect to the disposition of a Non-Resident Shareholder’s Fronteer Class A Shares for cash consideration, even if such shares constitute taxable Canadian property to such shareholder at that time, provided that such shares are listed on a recognized stock exchange at the time of the disposition. In any event, Fronteer has informed counsel that it believes the Fronteer Class A Shares will not constitute taxable Canadian property because such shares (i) will never have derived greater than 50% of their value from any combination of real property situated in Canada, timber resource property, Canadian resource property, or options, interests in, or civil law rights in, any of the foregoing, and (ii) will not have been subject to an applicable deeming rule.

Dividends on Fronteer Shares and Pilot Gold Shares

Dividends paid, deemed to be paid, or credited on Fronteer Shares or Pilot Gold Shares to a Non-Resident Shareholder will be subject to withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividend, unless such rate is reduced by an applicable income tax convention or treaty. In the case of a beneficial owner of dividends that is a resident of the United States, that is a “qualifying person” for purposes of the U.S. Treaty and that owns less than 10% of the voting stock of Fronteer or Pilot Gold, as the case may be, the rate of withholding tax on dividends will be reduced to 15%.

Dissenting Fronteer Shareholders

A Non-Resident Shareholder who, as a result of the exercise of Dissent Rights, disposes of Fronteer Shares to Newmont Sub in consideration for a cash payment from Newmont Sub, will be considered to realize a capital gain or capital loss as discussed above under “Shareholders Resident in Canada — Dissenting Fronteer Shareholders”. The same general considerations apply as discussed above under “Shareholders Not Resident in Canada — Disposition of Fronteer Shares and Pilot Gold Shares” in determining whether a capital gain will be subject to tax under the Tax Act. Any interest awarded to the Non-Resident Shareholder by the Court will not be subject to withholding tax under the Tax Act, unless such interest constitutes “participating debt interest” (as defined in the Tax Act).

Fronteer Optionholders Not Resident in Canada

The following portion of the summary is applicable to a Fronteer Optionholder (i) who is not, and is not deemed to be, resident in Canada for purposes of the Tax Act, (ii) who does not and will not use or hold, and is not and will not be deemed to use or hold, Fronteer Options, Fronteer Shares or Pilot Gold Shares in connection with carrying on a business in Canada and (iii) who has not been employed in Canada at any time after the date of grant (a “Non-Resident Optionholder”).

A Non-Resident Optionholder will not be subject to tax under the Tax Act in respect of the surrender of a Fronteer Option for cash consideration or on the exercise of a Fronteer Option.

The same general considerations apply as described above under “Shareholders Not Resident in Canada” in determining the tax consequences under the Tax Act to a Non-Resident Optionholder who acquires Pilot Gold Shares or Fronteer Shares in respect of the surrender or exercise of a Fronteer Option.

ELIGIBILITY FOR INVESTMENT

The Fronteer Class A Shares will, while held by a shareholder pursuant to the Arrangement, be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans, registered education savings plans and tax-free savings accounts (“Registered Plans”).

The Pilot Gold Shares will be qualified investments under the Tax Act for Registered Plans at a particular time, provided that, at that time, the Pilot Gold Shares are listed on a designated stock exchange at that time or Pilot Gold is a “public corporation” as defined in the Tax Act. If the Pilot Gold Shares are not listed on a designated stock exchange at the time they are distributed pursuant to the Arrangement, but they become listed on a designated stock exchange in Canada before the due date for Pilot Gold’s first income tax return and Pilot Gold makes the appropriate election in that return, or Pilot Gold otherwise satisfies the conditions in the Tax Act to be a “public corporation” before the due date for Pilot Gold’s first income tax return and Pilot Gold makes the appropriate election in that return, the Pilot Gold Shares will be considered to be a qualified investment for Registered Plans from their date of issue.

Where a Registered Plan acquires a Pilot Gold Share in circumstances where the Pilot Gold Share is not a qualified investment under the Tax Act for the Registered Plan, adverse tax consequences may arise for the Registered Plan and the annuitant under the Registered Plan, including that the Registered Plan may become subject to a penalty tax, the annuitant of such Registered Plan may be deemed to have received income therefrom or, in the case of a registered education savings plan, such plan may have its tax exempt status revoked.

A Fronteer Class A Share or Pilot Gold Share will not be a “prohibited investment” for a trust governed by a tax-free savings account provided that the holder thereof deals at arm’s length with Fronteer and Pilot Gold, as applicable, and does not have a “significant interest” (within the meaning of the Tax Act) in Fronteer or Pilot Gold, as applicable, or in a corporation, partnership or trust with which Fronteer or Pilot Gold, as applicable, does not deal at arm’s length for purposes of the Tax Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Notice Pursuant To IRS Circular 230: Anything contained in this summary concerning any U.S. federal income tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding U.S. federal income tax penalties under the Code. This summary was written to support the promotion or marketing (within the meaning of Circular 230) of the Arrangement. Each U.S. Holder should seek U.S. federal tax advice, based on the U.S. Holder’s particular circumstances, from an independent tax advisor.

Scope of this Disclosure

The following is a summary of the U.S. federal income tax consequences of the transactions described in the Arrangement, for U.S. Holders (as defined below) participating in the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Arrangement to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not discuss or take into account any U.S. federal estate, gift, generation-skipping transfer tax or alternative minimum tax considerations nor any U.S. state or local tax considerations. U.S. Holders should consult their own tax advisors regarding any such tax consequences of the Arrangement.

Authorities

This summary is based upon the Code, temporary, proposed, and final Treasury Regulations issued under the Code, judicial and administrative interpretations of the Code and Treasury Regulations, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-US Tax Convention”), in each case as in effect and available as of the date of this Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any change could be retroactive to the date of this Circular. This summary is not binding upon the IRS and no rulings have been or will be sought from the IRS regarding any matters discussed in this summary. The Code, Treasury Regulations and judicial and administrative interpretations thereof and the Canada-U.S. Tax Convention are also subject to various interpretations. In that regard, there can be no assurance that one or more of the positions taken in this summary will not be challenged by the IRS or upheld by a U.S. court.

U.S. Holder

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Fronteer Shares (or, following the completion of the Arrangement, Pilot Gold Shares) or Fronteer Options that is:

•	a citizen or individual resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other entity properly classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state within the United States, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or (ii) in the case of a trust that was in existence on August 20, 1996 and was validly treated as a domestic trust, a valid election is in place under applicable U.S. Treasury Regulations to treat such trust as a domestic trust.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Fronteer Shares, Fronteer Options, or Pilot Gold Shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Fronteer urges any such partnership or partner to consult its tax advisor.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” means a beneficial owner of Fronteer Shares, Fronteer Options or Pilot Gold Shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement or ownership and disposition of Pilot Gold Shares received pursuant to the Arrangement to non-U.S. Holders of Fronteer Shares or Fronteer Options, and such non-U.S. Holders are accordingly urged to consult their own tax advisors regarding the potential U.S. federal income tax consequences to them of the Arrangement and ownership and disposition of Pilot Gold Shares received pursuant to the Arrangement, and the potential application of any tax treaties.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequence of any transaction, other than the Arrangement, in which Fronteer Shares or Pilot Gold Shares are acquired.

Persons Not Addressed

This summary does not address U.S. federal income tax considerations applicable to U.S. Holders that may be subject to special tax rules, including:

•	banks, financial institutions and insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•	brokers, dealers and traders in securities;

•	persons who do not own Fronteer Shares or Pilot Gold Shares as capital assets (generally, property held for investment) within the meaning of section 1221 of the Code;

•	dealers in securities or currencies or traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that hold Fronteer Shares as a part of a hedging, integrated or conversion transaction or a straddle, or as part of any other risk reduction transaction;

•	persons who own, or are deemed to own 10% or more, by voting power or value, of Fronteer.

Passive Foreign Investment Company Considerations

Fronteer and its subsidiaries are each classified as corporations for U.S. federal income tax purposes in accordance with the provisions of Treasury Regulation section 301.7701-2. No election has been made pursuant to Treasury Regulation section 301.7701-3 to treat Fronteer or any of its subsidiaries as a partnership or disregarded entity for U.S. federal income tax purposes. Neither Fronteer nor its subsidiaries have taken any position inconsistent with treating Fronteer as a corporation for United States federal, state and local income tax purposes.

A non-U.S. corporation will be classified as a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through and related person rules, (i) 75% or more of the corporation’s gross income for such taxable year is passive income or (ii) on average, 50% or more of the assets held by the corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Among other special rules, income from working capital, such as interest, generally is considered passive income. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% (by value) stock interest.

Based on the income, assets and business to date of Fronteer and its Subsidiaries, Fronteer believes that it is likely that Fronteer and its non-U.S. Subsidiaries (including Pilot Gold) will be classified for U.S. federal income tax purposes as PFICs and, although this conclusion is not certain, the discussion below assumes that Fronteer and its non-U.S. subsidiaries (including Pilot Gold) will be classified as PFICs for all relevant years.

PFIC Special Tax Regime

In general, under the PFIC rules, unless a timely election to treat the PFIC as a “qualified electing fund”, or a QEF, or a mark-to-market election (see below) has been made, (i) any excess distribution (generally, the ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by a U.S. Holder in the shorter of the three preceding years or the U.S. Holder’s holding period) received by a U.S. Holder and gain realized by a U.S. Holder on a sale or other disposition (including certain events that would not otherwise be treated as taxable events) will be treated as if it had been realized ratably over the holder’s holding period, (ii) the amount deemed realized in the current year will be taxable as ordinary income, (iii) the amount deemed realized in each prior year will be subject to tax at the highest marginal rate applicable in such year to ordinary income, and (iv) an interest charge at the rate generally applicable to underpayments of tax will be imposed on such tax as if the tax were payable in those years.

Indirect PFIC Shareholders

If Fronteer or any of its non-U.S. subsidiaries (including Pilot Gold) owns shares of another foreign corporation that is a PFIC (“Subsidiary PFIC”), under certain indirect ownership rules, a U.S. Holder may be treated as if it owned the shares of the Subsidiary PFIC for purposes of the PFIC rules and a disposition of the shares of the parent corporation by the U.S. Holder or a disposition of the shares of the Subsidiary PFIC by the parent corporation will generally be treated as an indirect disposition of the Subsidiary PFIC by the U.S. Holder of the parent corporation and subject to the rules discussed above. Similarly, a distribution received by the parent corporation from the Subsidiary PFIC generally will be treated as an indirect distribution received by the U.S. Holder. Basis adjustments and other rules apply to prevent a shareholder from being taxed twice on an amount previously taxed under the indirect disposition rules.

Similar rules apply to a holder of an option, a warrant or other right to acquire shares of a PFIC. Those rules treat such a holder as having recognized gain on the shares of the PFIC if the holder disposes of the option, warrant or other right. While there is no authority directly on point, those rules should not apply to employee stock options like the Fronteer Options and the discussion below assumes that the Fronteer Options will not be subject to the special PFIC tax rules described above.

QEF Election

A U.S. Holder that makes (or has made) a QEF election with respect to shares of Fronteer or Pilot Gold, as the case may be, will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (i) Fronteer’s or Pilot Gold’s, as applicable, net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (ii) Fronteer’s or Pilot Gold’s, as applicable, ordinary earnings, which will be taxed as ordinary income to such holder, regardless of whether such amounts are actually distributed to the holder. However, a U.S. Holder that makes a QEF election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible. A U.S. Holder who makes a QEF election will be required to comply with certain information reporting requirements and a failure to comply with such requirements may result in invalidating the QEF election. U.S. Holders should be aware that there can be no assurance that Fronteer or Pilot Gold will supply the information and statements necessary to make a QEF election. Any amounts distributed by a PFIC out of earnings previously included in the income of an electing holder generally are not taxable (although the holder may recognize ordinary income or loss attributable to exchange rate fluctuations between the time of the previous income inclusion and the time of the actual distribution). An electing holder’s tax basis in its shares of the PFIC is increased by the amount of any income inclusions reported by such shareholder under the QEF rules, and is decreased by any distributions received from the corporation that are treated as recoveries of previously-taxed income. In addition, a U.S. Holder that makes a timely QEF election generally will recognize capital gain or loss on the sale or other taxable disposition of shares of the PFIC and will not be subject to the special PFIC tax rules described above with respect to any excess distributions or dispositions of the shares.

To be considered timely for this purpose, a QEF election must be made for the first tax year in the shareholder’s holding period in which the foreign corporation qualified as a PFIC (or a deemed sale election must be made, as described below). If a US shareholder fails to timely make a QEF election for the first tax year in the shareholder’s holding period in which the PFIC qualifies as a PFIC, the shareholder may be able to make a retroactive QEF election after the due date for the original QEF election if the shareholder reasonably believed that as of the election due date, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and filed a Protective Statement (as described below) with respect to the foreign corporation, applicable to the retroactive election year, in which the shareholder described the basis for its reasonable belief and extended the periods of limitations on the assessment of PFIC related taxes with respect to the foreign corporation for all taxable years of the shareholder to which the Protective Statement applies. A “Protective Statement” is a statement executed under penalties of perjury by the shareholder that contains, among other things, a description of the shareholder’s basis for its reasonable belief that the foreign corporation was not a PFIC for its taxable year that ended with or within the shareholder’s first taxable year to which the Protective Statement applies. A shareholder that has not satisfied the foregoing requirements for a retroactive QEF election may request the consent of the IRS to make a retroactive election for a taxable year of the shareholder provided the shareholder reasonably relied on a qualified tax professional who failed to identify the corporation as a PFIC or failed to advise the shareholder of the consequences of making, or failing to make, the QEF election and provided that certain other requirements are met.

Generally, in order for a U.S. shareholder who makes a QEF election for a year that is not the first year in the shareholder’s holding period in which the foreign corporation qualified as a PFIC to avoid being subject to the special PFIC tax rules described above, the shareholder must also make a “deemed sale election” as described below. A deemed sale election requires that the shareholder recognize any gain (but not loss) that the shareholder would have realized on a sale of such shareholder’s stock in the foreign corporation for its fair market value (i) on the first day of the shareholder’s tax year with respect to which the accompanying QEF election is made, if the corporation was still a PFIC for such year, or (ii) on the last day of the most recent taxable year of the corporation in which it was classified as a PFIC, if the corporation lost its PFIC status in the subsequent taxable year. The adjusted tax basis of the shareholder’s shares will be increased by the amount of gain recognized by the shareholder on a deemed sale election. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules, the availability of the QEF or mark-to-market elections and the procedures for making such elections on a timely basis.

Mark-to-Market Election

A U.S. Holder is permitted to make a mark-to-market election with respect to the shares of Fronteer or Pilot Gold, as the case may be, if such shares are marketable stock. Shares generally will be “marketable stock” if the shares are regularly traded on a qualified exchange or other market. A class of shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the shares are traded on a qualified exchange on at least 15 days during each calendar quarter. A “qualified exchange” includes any national securities exchange that is registered with the Securities Exchange Commission or the national market system established pursuant to section 11A of the Securities Exchange Act of 1934.

If a U.S. Holder makes the mark-to-market election, for each year in which the foreign corporation is a PFIC, the holder generally will include as ordinary income the excess, if any, of the fair market value of the shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the mark-to-market election, the holder’s tax basis in the shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of the shares will be treated as ordinary income.

Although a U.S. Holder may be eligible to make a mark-to-market election with respect to Fronteer Shares or Pilot Gold Shares, as applicable, no such election may be made with respect to the stock of any Subsidiary PFIC (as defined above) that such U.S. Holder is treated as owning, because such stock is not marketable. Hence, the mark-to-market election may not be effective to eliminate the interest charge described above.

The PFIC rules are complex. Each U.S. Holder should consult its tax advisor regarding application and operation of the PFIC rules, including the availability and advisability of, and procedure for, making the QEF election and mark-to-market election.

Treatment of U.S. Holders of Fronteer Shares

Fronteer has not sought a ruling from the IRS or an opinion from counsel regarding the possible treatment of the exchange of a U.S. Holder’s Fronteer Shares for Fronteer Class A Shares and Pilot Gold Shares (the “Spin-Off”) as a tax-free spin-off under section 355 of the Code. Moreover, Fronteer does not expect that the Spin-Off will so qualify. For purposes of the following summary of tax consequences, it is assumed that the Spin-Off will not qualify for tax-free treatment for U.S. federal tax purposes.

The Spin-Off, the exchange of Fronteer Shares for Fronteer Class A Shares and the exchange of such Fronteer Class A Shares for the cash consideration should be treated as steps of a single integrated transaction for U.S. federal income tax purposes, in which U.S. Holders should be treated as having disposed of their Fronteer Shares in exchange for the Pilot Gold Shares and the cash consideration (with the acquisition and disposition of the Fronteer Class A Shares being disregarded). Assuming such treatment, the Pilot Gold Shares and the Cash will be treated as an amount realized in exchange for the U.S. Holder’s Fronteer Shares (and, to the extent the special PFIC tax rules described above are applicable, the U.S. Holder’s indirect interest in the Fronteer Subsidiaries) and the U.S. Holder will recognize gain or loss equal to the difference between the aggregate fair market value of the consideration received by the U.S. Holder and the U.S. Holder’s adjusted basis in the U.S. Holder’s Fronteer Shares. Unless a U.S. Holder has made a timely QEF or mark-to-market election with respect to such U.S. Holder’s Fronteer Shares and such U.S. Holder’s indirect interest in the Fronteer Subsidiaries, any gain recognized on the Spin-off and Share Sale will be subject to the special PFIC tax rules described above.

Treatment of U.S. Holders of Fronteer Options

A U.S. Holder of a Fronteer Option that elects to surrender the Fronteer Option for the Cash-Out Consideration will be treated as having received ordinary compensation income equal to the sum of: (i) the amount of the cash consideration received in respect of such option; (ii) the amount of any Canadian tax withheld from such payment under the Tax Act; and (iii) the fair market value of the Pilot Gold Share received by such holder. A U.S. Holder of a Fronteer Option that elects to exercise the Fronteer Option will be treated as having received compensation income equal to the sum of: (i) the excess of $14.00 over the amount paid by such holder for the Fronteer Share received by the holder upon exercise of the Fronteer Option; and (ii) the fair market value of the Pilot Gold Share received by such holder. No gain or loss should be realized upon the exchange of the Fronteer Share received upon exercise of the Fronteer Option for the cash consideration pursuant to the Arrangement. Compensation income realized by a U.S. Holder of a Fronteer Option will be subject to U.S. federal income taxation as ordinary income at a maximum marginal rate of 35% and will be subject to normal wage withholding and employment taxes. A U.S. Holder of a Fronteer Option that fails to surrender or exercise the Fronteer Option will not recognize any gain or loss upon the termination of the Fronteer Option pursuant to the Plan of Arrangement.

Any Canadian income tax withheld from the amount received by a U.S. Holder with respect to a Fronteer Option should generally be creditable or deductible, at the election of the U.S. Holder. Complex limitations apply to the foreign tax credit, and each U.S. Holder should consult its own tax advisor regarding the availability of such credit.

Ownership of Pilot Gold Shares

The following is a summary of certain material U.S. federal income tax consequences arising from the ownership of Pilot Gold Shares by a U.S. Holder who receives such shares in the Arrangement. The discussion below assumes that Pilot Gold will be classified as PFICs for all relevant years.

General Taxation of Distributions

General U.S. federal income tax rules will apply to distributions from Pilot Gold, other than distributions that are treated as excess distributions (which will be subject to the special PFIC tax rules described above, including the consequences of making a timely QEF or mark-to-market election). Under these general rules, a U.S. shareholder that receives a distribution, including a constructive distribution, that is paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution). The dividends will be included in gross income as ordinary income and generally will not be eligible for the reduced rates applicable under current law to certain qualifying dividends. Dividends paid by Fronteer or Pilot Gold will generally not be eligible for the dividends received deduction allowed to certain dividends received by a corporate U.S. Holder. To the extent that such a non-excess distribution exceeds current and accumulated earnings and profits, such distribution will be treated (i) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Fronteer or Pilot Gold shares, as applicable, and (ii) thereafter as gain from the sale or exchange of such shares. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to distributions generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a foreign tax credit for such Canadian income tax paid. Complex limitations apply to the foreign tax credit, and each U.S. Holder should consult its tax advisor regarding the foreign tax credit rules.

Disposition of Pilot Gold Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Pilot Gold Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) the U.S. Holder’s adjusted tax basis in the shares sold or otherwise disposed of. The character of such gain or loss will depend on the application of the special PFIC rules described above, including whether the U.S. Holder has made a valid QEF or mark-to-market election with respect to the Pilot Gold Shares. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust and that is not subject to the special PFIC tax rules (e.g., in the case of a U.S. Holder who made a timely QEF election). There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.

Foreign Currency

The amount of a distribution or proceeds from a sale of shares paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution or an amount realized from a sale of shares into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

2010 Legislative Developments

Recently enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include Pilot Gold Shares) to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding such requirements.

Backup Withholding

Amounts received by a noncorporate U.S. Holder under the Arrangement, or with respect to any dividends or proceeds of disposition with respect to Pilot Gold Shares, may be subject to U.S. federal income tax withholding (called “backup withholding”) if the U.S. Holder fails to furnish their correct taxpayer identification number (in the case of a U.S. Holder that is an individual, their social security number) and certain certifications (generally on a Form W-9), or if such U.S. Holder is otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to a U.S. Holder may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Information Filing

Each U.S. Holder generally must file IRS Form 8621 reporting distributions received and gain realized with respect to each PFIC in which the U.S. Holder holds a direct or indirect interest. Each U.S. Holder should consult its tax advisor regarding this and any other applicable information or other reporting requirements.

INFORMATION CONCERNING FRONTEER

Fronteer is a gold-focused exploration and development company with three key projects in Nevada, USA (Long Canyon, Sandman and Northumberland), a copper-gold porphyry deposit in Turkey (Halilaǧa) and a substantial treasury to significantly advance its projects toward production. As part of its growth strategy, Fronteer also has an extensive pipeline of more than 50 gold projects that are either owned 100% or have been optioned and/or joint ventured to third parties. Fronteer has a joint venture on its West Pequop property with Agnico-Eagle Mines; its Pequop South property with Golden Dory; 11 of its U.S. projects with West Kirkland Mining; its Easter project with La Quinta; and its Gold Springs 2 project with High Desert Gold. Fronteer also has ongoing exposure to exploration upside through shareholdings in more than a dozen global projects.

INFORMATION CONCERNING PILOT GOLD

Upon completion of the Arrangement, Fronteer Securityholders will become shareholders of Pilot Gold. Information relating to Pilot Gold after the Arrangement is contained in Appendix “E” to this Circular.

OTHER MATTERS TO BE CONSIDERED AT THE MEETING

Approval of the Pilot Gold Option Plan

At the Meeting, provided that the Arrangement Resolution is approved, Fronteer Shareholders will be asked to consider and, if deemed advisable, approve the adoption by Pilot Gold of the Pilot Gold Option Plan, which will authorize the board of directors of Pilot Gold (the “Pilot Gold Board”) to issue stock options to directors, officers, employees and other eligible service providers (or corporations controlled by such persons) of Pilot Gold, subject to the rules and regulations of applicable regulatory authorities and any stock exchange upon which the Pilot Gold Shares may be listed or may trade from time to time. A copy of the Pilot Gold Option Plan is set out in Appendix “F” to this Circular. Approval of the Pilot Gold Option Plan is not a condition to the Arrangement becoming effective.

If approved, the Pilot Gold Option Plan will be implemented if and when Pilot Gold lists the Pilot Gold Shares on a stock exchange. The Pilot Gold Option Plan is a rolling stock option plan that sets the number of Pilot Gold Shares issuable thereunder at a maximum of 10% of the Pilot Gold Shares issued and outstanding at the time of any grant. As of the date of this Circular, no stock options have been granted nor have any other rights or securities to purchase Pilot Gold Shares been issued. The Pilot Gold Board does not intend to grant any stock options until such time following the listing of the Pilot Gold Shares on a stock exchange such that a fair market value exercise price for options can be determined.

The following is a summary of the principal terms of the Pilot Gold Option Plan.

Eligible Participants

Options to acquire Pilot Gold Shares (“Pilot Gold Options”) may be granted under the Pilot Gold Option Plan only to directors, officers, employees and other eligible service providers (or corporations controlled by such persons), subject to the rules and regulations of applicable regulatory authorities and any stock exchange upon which the Pilot Gold Shares may be listed or may trade from time to time.

Limitations on Grants

No Pilot Gold Options shall be granted to any optionee if the total number of Pilot Gold Shares issuable to such optionee under the Pilot Gold Option Plan, together with any Pilot Gold Shares reserved for issuance to such optionee under any other share compensation arrangement, would exceed 5% of the issued and outstanding Pilot Gold Shares. In addition, (a) the number of Pilot Gold Shares reserved for issuance pursuant to Pilot Gold Options granted under the Pilot Gold Option Plan or otherwise granted under all other share compensation arrangements to insiders of Pilot Gold (as defined in the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of an affiliate) may not exceed 10% of the issued and outstanding Pilot Gold Shares, and (b) the issuance of Pilot Gold Shares to insiders under the Pilot Gold Option Plan and under all other share compensation arrangements within a one-year period may not exceed 10% of the issued and outstanding Pilot Gold Shares.

Limitations on Pilot Gold Option Grants to Non-Employee Directors

As a pre-production mineral company that is still in the development stage, Pilot Gold has a relatively small number of employees and relies extensively on the input and expertise of its non-employee directors. In its efforts to attract and retain experienced directors, Pilot Gold may choose to compensate directors partly with Pilot Gold Options, thereby conserving its cash resources and, equally importantly, aligning the directors’ incentives with the interests of the Pilot Gold shareholders by providing them with the opportunity to participate in the upside that results from their contribution. While other larger and/or established operating companies may place limitations on non-employee director compensation to a maximum amount per director per year in order to satisfy external policies and proxy voting guidelines, Pilot Gold believes that some methodologies used to quantify the value of options at the time of the grant (using an option pricing model that values options based on a theoretical value at the time of grant) are not suited to calculating such a limit in the case of Pilot Gold. Because such methodologies typically incorporate stock volatility into the calculation of option value, the volatility of Pilot Gold’s stock (compared with more established operating companies) can significantly inflate option value. The result is that a Pilot Gold Option grant in a given year could be valued at well in excess of the proposed limits discussed above even if the Pilot Gold Option is out-of-the money on the date of grant. While Pilot Gold does not object to the principle of limiting non-employee director compensation, Pilot Gold believes that it is not currently at the right stage of its development to impose such limitations based on external, generalized criteria. Accordingly, Pilot Gold intends to continue to evaluate the concept of granting Pilot Gold Options to non-employee directors on a case-by-case basis, making grants based on the contribution of the directors and having regard to the levels of compensation offered by companies in analogous stages of development.

Exercise Price, Vesting and Term

The exercise price of the Pilot Gold Options is fixed by the Pilot Gold Board, on the recommendation of the Compensation Committee, at the date of grant and may not be less than the “market price” on the date of the grant as determined in accordance with the Pilot Gold Option Plan and applicable stock exchange rules (generally being the closing sale price of such Pilot Gold Shares on the applicable stock exchange on the last trading day immediately preceding the date of grant). Pilot Gold Options vest at the discretion of the Pilot Gold Board, which vesting schedule is generally fixed at the time of grant by the Pilot Gold Board, on recommendation by the Compensation Committee. Pilot Gold Options granted under the Pilot Gold Option Plan may have a term of up to 10 years (subject to an extension of the scheduled expiry date, as discussed above, in the event the Pilot Gold Option would otherwise expire during a blackout period). The Pilot Gold Board, on the recommendation of the Compensation Committee, generally grants options with terms of five or 10 years, which term is fixed at the time of grant.

Transferability

The Pilot Gold Options are personal to each optionee and are non-assignable.

Termination of Pilot Gold Options

The Pilot Gold Option Plan provides that in the event that an optionee ceases to be a director, officer, employee or other eligible service provider of Pilot Gold, the optionee may, with the consent of the Pilot Gold Board, exercise any unexercised Pilot Gold Options within a period of 90 days following such cessation, subject to the earlier expiration or vesting restrictions of the Pilot Gold Options, and provided that no Pilot Gold Options may be exercised beyond the expiry of the maximum term permitted under the Pilot Gold Option Plan. In the event of the death of an optionee, the personal representatives of the optionee may, with the consent of the Pilot Gold Board, exercise any unexercised options within a period of one year following such death, subject to the earlier expiration or vesting restrictions of the Pilot Gold Options and, provided that, no Pilot Gold Options may be exercised beyond the expiry of the maximum term permitted under the Pilot Gold Option Plan. In the event a Pilot Gold Option expires during a self imposed blackout by Pilot Gold, the optionee will have until the fifth business day following removal of the blackout to exercise such Pilot Gold Option.

Amendment Procedure

The Pilot Gold Option Plan may be amended or discontinued by the Pilot Gold Board at any time, subject to applicable regulatory and shareholder approvals, provided that no such amendment may materially and adversely affect any Pilot Gold Option previously granted under the Pilot Gold Option Plan without the consent of the optionee, except to the extent required by law. The Pilot Gold Option Plan permits the Pilot Gold Board to make the following amendments without obtaining shareholder approval: (a) amendments to the Pilot Gold Option Plan to rectify typographical errors and/or to include clarifying provisions for greater certainty, (b) amendments to the vesting provisions of a security or the Pilot Gold

Option Plan, (c) amendments to the termination provisions of a security or the Pilot Gold Option Plan which does not entail an extension beyond the original expiry date thereof, (d) increases to the exercise price of any Pilot Gold Option, and (e) the inclusion of cashless exercise provisions in the Pilot Gold Option Plan or in any Pilot Gold Option granted thereunder, which provide for a full deduction of the number of underlying securities from the Pilot Gold Option Plan reserve. The Pilot Gold Option Plan also permits the Pilot Gold Board to make amendments required to comply with any applicable law or rule or policy of a stock exchange on which the Pilot Gold Shares may be listed or may trade from time to time.

At the Meeting, provided that the Arrangement Resolution is approved, Fronteer Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the Pilot Gold Option Plan:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.	Effective on the Effective Date (as defined in the management information circular (the “Circular”) of Fronteer Gold Inc. dated March 2, 2011), the stock option plan substantially as appended as Appendix “F” to the Circular (the “Stock Option Plan”), be and is hereby approved and adopted as the Stock Option Plan of Pilot Gold Inc. with such modifications, if any, as may be required by any stock exchange upon which the shares of Pilot Gold Inc. may be listed or may trade from time to time.

2.	Any officer or director of Pilot Gold Inc. is hereby authorized to do all such acts and execute and file all instruments and documents necessary or desirable to carry out this resolution, including making appropriate filings with regulatory authorities including any applicable stock exchange.”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by Fronteer Shareholders who vote in person or by proxy at the Meeting. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the Pilot Gold Option Plan.

OTHER INFORMATION

Indebtedness of Directors and Executive Officers

At no time during the financial year ended December 31, 2010 or within 30 days of the date of this Circular has any Director, officer or employee, or former director, officer or employee, of Fronteer or any of its subsidiaries, or any associate or affiliate of any such Director, officer or employee, been indebted to Fronteer.

Other Matters

Management of Fronteer is not aware of any matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Forms of Proxy (printed on blue paper for Fronteer Shares and on pink paper for Fronteer Options) to vote the Fronteer Securities represented thereby in accordance with their best judgment on such matter.

Additional Information

You may obtain additional financial information about Fronteer in Fronteer’s audited consolidated financial statements and MD&A for the year ended December 31, 2009, which have been filed with the applicable securities commissions, are incorporated into this Circular by reference and are available for viewing, together with Fronteer’s other public disclosure documents, under Fronteer’s profile on SEDAR at www.sedar.com. Copies of Fronteer’s financial statements may be obtained without charge upon request to Fronteer at Suite 1650, 1055 West Hastings, Vancouver, British Columbia, V6E 2E9.

LEGAL MATTERS

Certain Canadian legal matters in connection with the Arrangement will be passed upon by Davies Ward Phillips & Vineberg LLP on behalf of Fronteer. As of the date hereof, the partners and associates of Davies Ward Phillips & Vineberg LLP as a group beneficially owned, directly or indirectly, less than one percent of the Fronteer Shares and less than one percent of the Pilot Gold Shares.

APPROVAL OF DIRECTORS

The contents and sending of this Circular, including the Notice of Meeting, have been approved and authorized by the Fronteer Board.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Mark O’Dea
President, CEO and Director

March 2, 2011

CONSENT OF RBC CAPITAL MARKETS

To: The Board of Directors of Fronteer Gold Inc.

We refer to the fairness opinion dated February 2, 2011 (the “Fairness Opinion”) which we prepared for the Board of Fronteer Gold Inc. in connection with the Arrangement (as defined in Fronteer Gold Inc.’s management information circular dated March 2, 2011 (this “Circular”)).

We consent to the inclusion of the Fairness Opinion, and all references to the Fairness Opinion, in this Circular. In providing such consent, we do not intend that any person other than the Board of Directors of Fronteer Gold Inc. shall rely upon the Fairness Opinion.

“RBC Dominion Securities Inc.”

Toronto, Ontario
March 2, 2011

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the management information circular of Fronteer Gold Inc. (“Fronteer”) dated March 2, 2011 relating to the special meeting of securityholders of Fronteer (the “Circular”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use in the above-mentioned Circular of our report to the Directors of Fronteer on the audited balance sheets of the Exploration Properties Business of Fronteer Gold Inc. as at December 31, 2010 and 2009 and the statements of operations, comprehensive loss, equity and deficit and cash flows for each of the years in the two year period ended December 31, 2010. Our report is dated March 2, 2011.

We consent to the use in the above-mentioned Circular of our report to the Directors of Pilot Gold Inc. (“Pilot Gold”) on the audited consolidated balance sheet of Pilot Gold as at December 31, 2010 and the statements of loss and comprehensive loss, shareholder’s equity and cash flows for the period from April 23, 2010 to December 31, 2010. Our report is dated March 2, 2011.

‘‘PricewaterhouseCoopers LLP”
Chartered Accountants

Vancouver, British Columbia
March 2, 2011

APPENDIX “A”

ARRANGEMENT RESOLUTION

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the arrangement (“Arrangement”) under section 182 of the Business Corporations Act (Ontario), all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the “Plan of Arrangement”) attached as Appendix “A” to the management information circular of Fronteer Gold Inc. (the “Company”) dated March 2, 2011 (the “Circular”), and all transactions contemplated thereby, be and are hereby authorized, approved and adopted;

2.	the Plan of Arrangement be and is hereby authorized, approved and adopted;

3.	the arrangement agreement dated February 3, 2011 between the Company and Newmont Mining Corporation, as may be amended from time to time (the “Arrangement Agreement”), and all transactions contemplated therein, and the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder, be and are hereby confirmed, ratified, authorized and approved;

4.	notwithstanding that this resolution has been duly passed (and the Arrangement approved and agreed) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of the Company be and are hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and to revoke this resolution at any time prior to the Effective Time (as defined in the Arrangement Agreement); and

5.	any director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute, with or without the corporate seal and, if appropriate, deliver any and all other agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do, or cause to be done, any and all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement, the completion of the Arrangement and related transactions in accordance with the Arrangement Agreement and the matters authorized hereby, including, without limitation, (i) all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities and (ii) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument, and the taking or doing of any such action.”

A-1

APPENDIX “B”

PLAN OF ARRANGEMENT
PLAN OF ARRANGEMENT
UNDER SECTION 182 OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)

1.	INTERPRETATION

(a)	Definitions: In this Plan of Arrangement, unless the context otherwise requires, the following words and terms shall have the meaning hereinafter set out:

(i)	“Acquiror” means Newmont Mining Corporation, a corporation existing under the laws of the State of Delaware;

(ii)	“Acquiror Sub” means an unlimited liability company formed pursuant to the laws of British Columbia as an indirect, wholly-owned subsidiary of Acquiror;

(iii)	“affiliate” has the meaning given to such term in the Arrangement Agreement;

(iv)	“Arrangement” means the arrangement under the provisions of section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, as may be amended, varied or supplemented from time to time in accordance with section 10.1 of the Arrangement Agreement and the provisions hereof;

(v)	“Arrangement Agreement” means the Arrangement Agreement dated February 3, 2011 to which this Plan of Arrangement is attached as Schedule A, as the same may be amended, varied or supplemented from time to time;

(vi)	“Arrangement Resolution” means the special resolution of Target Shareholders approving the Arrangement;

(vii)	“Business Day” means any day, other than a Saturday, Sunday or a statutory or civic holiday in Denver, Colorado, or Vancouver, British Columbia;

(viii)	“Cash-Out Consideration” in respect of a Target Option means the aggregate of (i) one Spinco Share and (ii) the amount by which $14.00 exceeds the aggregate of the strike price of the Target Option and any amounts required to be withheld from such payment under the Tax Act or other applicable statute; provided that if $14.00 is less than such aggregate amount, the Target Optionholder shall have paid the amount of such difference to Target prior to the Effective Time in order for such Target Option to be a Cashed-Out Option, and provided further that in respect of a Target Option that is exercisable for a fraction of a Target Share, references to $14.00 above, and the number of Spinco Shares, shall each be adjusted in proportion to the fraction of a Target Share into which such Target Option is exercisable; and provided further that if the aggregate number of Spinco Shares to which a Target Optionholder would otherwise be entitled would include a fractional Spinco Share, then the number of Spinco Shares that such Target Optionholder is entitled to receive will be rounded down to the next whole number and the Target Optionholder will not be entitled to any compensation in respect of such fractional Spinco Share;

(ix)	“Cashed-Out Option” means a Target Option which a Target Optionholder has elected in writing to surrender for payment of the Cash-Out Consideration;

(x)	“Court” means the Ontario Superior Court of Justice;

(xi)	“Class A Shares” means the Class A voting shares of Target which are to be created in accordance with this Plan of Arrangement and which shall be voting, redeemable and retractable at $14.00 per share and, if any Target Shares are transferred to Acquiror Sub pursuant to Section 3(a)(i) or Section 3(a)(iii) hereof, shall have a liquidation preference equal to $14.00 per share;

(xii)	“Depositary” means any trust company, bank or financial institution agreed to in writing between Acquiror and Target for the purpose of, among other things, receiving Letters of Transmittal and distributing certificates representing Spinco Shares in connection with the Arrangement;

(xiii)	“Dissenting Target Shareholder” means a registered Target Shareholder who has duly exercised a Dissent Right;

(xiv)	“Dissent Rights” shall have the meaning set out in Section 5(a) hereof;

(xv)	“Dissent Shares” means the Target Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

(xvi)	“Effective Date” means the date following the date upon which all of the conditions to completion of the Arrangement as set out in Sections 6.1, 6.2 and 6.3 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, and the filings required under Section 182 of the OBCA have been filed with the registrar of companies;

(xvii)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as may be specified in writing by Acquiror Sub;

(xviii)	“Exercised Option” means a Target Option which a Target Optionholder has elected in writing prior to the Effective Date to exercise in accordance with the terms of the Plan and in respect of which the Target Optionholder has prior to the Effective Date paid to Target the aggregate of the strike price of such Target Option and the amount of all withholdings required to be made in connection with the exercise thereof, under the Tax Act or other applicable statute;

(xix)	“Final Order” means the final order of the Court pursuant to Section 182 of the OBCA, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(xx)	“Former Target Shareholder” means a Person who is a registered holder of Target Shares as shown on the share register of Target Shares immediately prior to the Effective Time;

(xxi)	“Governmental Entity” has the meaning given to such term in the Arrangement Agreement;

(xxii)	“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Target Meeting, as such order may be amended, supplement or varied by the Court;

(xxiii)	“Letter of Transmittal” means the letter of transmittal(s) to be delivered by Target to the Target Shareholders providing for the delivery of the Target Shares to the Depositary;

(xxiv)	“Lien” means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, encumbrance or adverse right or claim, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(xxv)	“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

(xxvi)	“paid-up capital” has the meaning ascribed to such term for purposes of the Tax Act;

(xxvii)	“Person” means an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative;

(xxviii)	“Spinco” means Pilot Gold Inc., a corporation existing under the laws of Canada;

(xxix)	“Spinco Share Consideration” means the undertaking of Acquiror Sub to deliver one Spinco Share (subject to adjustment for the consolidation provided for in Section 3(a)(v) hereof) in part payment of the purchase price of a Target Share within 3 business days of the Effective Date;

(xxx)	“Spinco Shares” means the common shares of Spinco;

(xxxi)	“Target” means Fronteer Gold Inc., a corporation existing under the laws of Ontario;

(xxxii)	“Target Meeting” means the special meeting of Target Shareholders, including any adjournment or postponement thereof, to be held for the purpose of, among other things, obtaining approval by Target Shareholders of the Arrangement Resolution;

(xxxiii)	“Target Options” means the outstanding options to purchase Target Shares granted under or otherwise subject to the Target Stock Option Plans;

(xxxiv)	“Target Optionholders” means the holders of Target Options;

(xxxv)	“Target Shareholders” means the holders of Target Shares;

(xxxvi)	“Target Shares” means common shares in the capital of Target, as currently constituted;

(xxxvii)	“Target Stock Option Plans” means, collectively, (i) the Amended and Restated Stock Option Plan (2010) of Target dated March 25, 2010 and approved by the Target Shareholders on May 27, 2010, as amended, (ii) the acquisition stock option plan approved by the Target Board in August 2007 in connection with Target’s acquisition of NewWest Gold Corporation, and (iii) the stock option plan of Aurora Energy Resources Inc. assumed by Target in connection with Target’s acquisition of Aurora Energy Resources Inc.; and

(xxxviii)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

(b)	Interpretation Not Affected by Headings. The headings contained in this Plan of Arrangement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof’, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section, subsection, paragraph, subparagraph, clause or sub-clause hereof and include any agreement or instrument supplementary or ancillary hereto.

(c)	Date for any Action. If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

(d)	Number and Gender. In this Plan of Arrangement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders and neuter.

(e)	Reference to Persons. A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

(f)	Currency. Unless otherwise stated in this Plan of Arrangement, all references herein to amounts of money are expressed in lawful money of Canada.

2.	EFFECT OF THE ARRANGEMENT

(a)	This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

(b)	At the Effective Time, the Arrangement shall without any further authorization, act or formality on the part of the Court be binding upon Acquiror, Acquiror Sub, Target, Spinco, the Target Shareholders and the Target Optionholders.

3.	THE ARRANGEMENT

(a)	The Arrangement. Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order (at five minute intervals) without any further act or formality:

(i)	Each Target Share held by a Dissenting Target Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Acquiror Sub and thereupon each Dissenting Target Shareholder shall have the rights set out in Section 5;

(ii)	Notwithstanding any vesting or exercise provisions to which a Target Option might otherwise be subject (whether by contract, the conditions of a grant, applicable law or the terms of the Target Option Plans) each Target Option issued and outstanding at the Effective Time will, without any further action by or on behalf of any holder of such Target Option, be deemed to be fully vested and:

(A)	each Cashed-Out Option shall be, and shall be deemed to be, transferred to Target, free and clear of all Liens, and each such Target Option shall be cancelled in exchange for the payment by Target of the Cash-Out Consideration (subject to applicable withholding) to the holder thereof;

(B)	each Exercised Option shall be, and shall be deemed to be, exercised by the holder thereof and Target shall issue one Target Share to the holder thereof;

(C)	with respect to each Target Option, the holder thereof will cease to be the holder of such Target Option, will cease to have any rights as a holder in respect of such Target Option or under the Target Option Plans, such holder’s name will be removed from the register of Target Options, and all option agreements, grants and similar instruments relating thereto will be cancelled; and

(D)	the Target Option Plans will be terminated and all outstanding Target Options shall be cancelled for no consideration;

(iii)	Each outstanding Target Share acquired on the exercise of a Target Option in the immediately preceding step (but, for greater certainty, not any other Target Share held by a person acquiring a Target Share in such step) will be transferred to, and acquired by Acquiror Sub, free and clear of all Liens, in exchange for (i) the sum of $14.00 in cash and (ii) the Spinco Share Consideration and, in respect to each Target Share:

(A)	each exercising Target Optionholder shall cease to be the holder of such Target Share so exchanged concurrently with the exchanges referred to in this Section 3(a)(iii) and such holder’s name shall be removed from the central securities register of Target in respect of such share at such time; and

(B)	Acquiror Sub shall be deemed to be the holder of such Target Share (free and clear of any Lien) on the Effective Date and shall be entered in the central securities register of Target as the holder thereof;

(iv)	The authorized share capital of Target will be reorganized as follows:

(A)	a new class of shares consisting of an unlimited number of Class A Shares shall be created, and the articles of Target shall be deemed to be amended accordingly;

(B)	each Target Share not held by Acquiror Sub will be exchanged with Target (without any action on the part of the holder of the Target Share) for one Class A Share and one (1) Spinco Share, and such Target Shares shall thereupon be cancelled;

(C)	each Former Target Shareholder (other than Dissenting Target Shareholders with respect to Dissent Shares) shall cease to be the holder of such Target Shares so exchanged and such holder’s name shall be removed from the central securities register of Target in respect of such shares at such time;

(D)	each Former Target Shareholder (other than Dissenting Target Shareholders with respect to Dissent Shares) shall be deemed to be the holder of the Class A Shares and Spinco Shares (in each case, free and clear of any Lien) exchanged for the Target Shares on the Effective Date and shall be entered in the central securities register of Target or Spinco, as the case may be, as the holder thereof; and

(E)	the amount added to the stated capital account of Target in respect of the Class A Shares will be an amount equal to the paid-up capital of the Target Shares exchanged in Section 3(a)(iv)(B), less the aggregate fair market value of the Spinco Shares distributed on such exchange;

(v)	The Spinco Shares shall be consolidated on a four for one basis;

(vi)	Each outstanding Class A Share will be transferred to, and acquired by Acquiror Sub, free and clear of all Liens, in exchange for the sum of $14.00 in cash and, in respect to each Class A Share:

(A)	each Former Target Shareholder shall cease to be the holder of such Class A Share so exchanged concurrently with the exchanges referred to in this Section 3(a)(vi) and such holder’s name shall be removed from the central securities register of Target in respect of such share at such time; and

(B)	Acquiror Sub shall be deemed to be the holder of such Class A Share (free and clear of any Lien) on the Effective Date and shall be entered in the central securities register of Target as the holder thereof; and

(vii)	The number of directors of Target shall be set at two (2) and the incumbent directors of Target shall be deemed to have resigned and shall be replaced by Brian Iverson and Stephen Gottesfeld;

1.1.2	Value of Spinco Shares. As soon as practical after the Effective Time, the directors of Spinco, acting reasonably, will determine the fair market value of a Spinco Share as at the Effective Time, and thereafter the fair market value as so determined shall be used for the purpose of determining the stated capital of the outstanding Class A Shares as contemplated in Section 3(a)(iv)(E) above.

1.1.3	No fractional Spinco Shares. Following the Effective Time, if the aggregate number of Spinco Shares to which an Target Shareholder or Target Optionholder would otherwise be entitled would include a fractional share, then the number of Spinco Shares that such Target Shareholder or Target Optionholder is entitled to receive shall be rounded down to the next whole number and no Target Shareholder or Target Optionholder will be entitled to any compensation in respect of such fractional Spinco Share.

4.	DELIVERY OF SPINCO SHARES AND CASH CONSIDERATION

(a)	Entitlement to Spinco Certificates and Cash Consideration.

(i)	At or prior to the Effective Date, Acquiror Sub shall deposit with the Depositary in accordance with the Arrangement Agreement, cash in an amount sufficient to pay the aggregate cash consideration to which the Former Target Shareholder are entitled to receive in accordance with Section 3 hereof.

(ii)	Until such time as a Former Target Shareholder deposits with the Depositary a duly completed Letter of Transmittal, documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents and instruments as the Depository or Acquiror Sub reasonably requires, the cash payment to which such Target Shareholder is entitled shall, subject to Section 4(a)(iii), in each case be delivered or paid to the Depositary to be held in trust for such Former Target Shareholder for delivery to the Former Target Shareholder, without interest and net of all applicable withholding and other taxes, if any, upon delivery of the Letter of Transmittal, documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents and instruments as the Depository or Acquiror Sub reasonably requires.

(iii)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Target Shares other than certificates representing Dissent Shares, if applicable, a completed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate or the deliverer of such Letter of Transmittal, as applicable, shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Former Target Shareholder following the Effective Time, certificates representing the Spinco Shares and a cheque for the cash consideration to which such Former Target Shareholder is entitled to receive in accordance with Section 3 hereof.

(iv)	After the Effective Time and until surrender for cancellation as contemplated by Section 4(a)(iii) hereof, each certificate which immediately prior to the Effective Time represented one or more Target Shares shall be deemed at all times to represent only the right to receive in exchange therefor certificates representing the Spinco Shares and a cheque for any cash consideration to which the holder of such certificate is entitled to receive in accordance with Section 4(a)(iii) hereof.

(b)	Lost Certificates. In the event that any certificate which immediately prior to the Effective Time represented one or more Target Shares which were exchanged for Spinco Shares and any cash consideration in accordance with Section 3 hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, certificates representing the Spinco Shares and the cheque for the cash consideration which such Former Target Shareholder is entitled to receive in accordance with Section 3 hereof. When authorizing such delivery of certificates representing the Spinco Shares and the cheque for the cash consideration which such Former Target Shareholder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the Former Target Shareholder to whom certificates representing such Spinco Shares and the cheque for the cash consideration are to be delivered shall, as a condition precedent to the delivery of such Spinco Shares and cash consideration, give a bond satisfactory to Acquiror Sub, Spinco and the Depositary in such amount as Acquiror Sub, Spinco and the Depositary may direct, or otherwise indemnify Acquiror Sub, Spinco and the Depositary in a manner satisfactory to Acquiror Sub, Spinco and the Depositary, against any claim that may be made against Acquiror Sub, Spinco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the by-laws of Target.

(c)	Termination of Rights. Any certificate formerly representing Target Shares that is not deposited with all other documents as provided in this Section 4 on or before the sixth anniversary of the Effective Date, shall cease to represent any claim or interest of any kind or nature against Acquiror, Acquiror Sub, Target, Spinco or the Depositary or any of their successors and shall be deemed to have been donated, surrendered and forfeited to Acquiror Sub for no consideration.

(d)	Dividends or other Distributions. Subject to applicable Law and to Section 4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Spinco Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Spinco Shares.

(e)	Withholding Rights. Acquiror, Acquiror Sub, Target, Spinco and the Depositary shall be entitled to deduct and withhold from all dividends, distributions, other payments or other consideration otherwise payable to any person such amounts as Acquiror, Acquiror Sub, Target, Spinco and the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.	DISSENT RIGHTS

(a)	Each registered Target Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to the Target Shares held by it pursuant to and in the manner set forth in the Interim Order. Dissenting Target Shareholders who:

(i)	are ultimately entitled to be paid by Acquiror Sub fair value for their Dissent Shares shall be deemed to have transferred such Dissent Shares (free and clear of any Liens) to Acquiror Sub in accordance with Section 3(a)(i); and

(ii)	are ultimately not entitled, for any reason, to be paid by Acquiror Sub fair value for their Target Shares in respect of which they dissent, shall be deemed to have participated in the Arrangement in respect of those Target Shares on the same basis as a non-dissenting Target Shareholder and shall be entitled to receive only the Spinco Shares and cash consideration that such non-dissenting Target Shareholders are entitled to receive, on the basis set forth in Section 3(a)(iv)(B) and 3(a)(vi) and, for greater certainty, will be considered to have exchanged such Target Shares for Class A Shares and Spinco Shares pursuant to, and at the same time as Target Shares were exchanged pursuant to Section 3(a)(iv)(B) and to have subsequently transferred such Class A Shares in exchange for cash pursuant to, and at the same time as Target Shares were transferred by Former Target Shareholders to Acquiror Sub pursuant to, Section 3(a)(vi).

(b)	In no event shall Acquiror Sub, Target or Spinco or any other person be required to recognize a Dissenting Target Shareholder as a registered or beneficial owner of Target Shares or any interest therein (other than the rights set out in this Section 5) at or after the Effective Time, and at the Effective Time the names of such Dissenting Target Shareholders shall be deleted from the central securities register of Target as at the Effective Time.

(c)	For greater certainty, in addition to any other restrictions in the Interim Order, no person shall be entitled to exercise Dissent Rights with respect to Target Shares in respect of which a person has voted in favour of the Arrangement.

6.	AMENDMENT

(a)	Acquiror, Target and Spinco reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Target Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Target Shareholders and in any event communicated to them, and in either case in the manner required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Target and Acquiror, may be made at any time prior to or at the Target Meeting, with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Target Meeting (other than as may be required under the Interim Order) shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Target Meeting will be effective only if it is consented to by Target and Acquiror and, if required by the Court, by the Target Shareholders.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by Target and Acquiror without approval of the Target Shareholders provided that it concerns a matter which, in the reasonable opinion of Target and Acquiror is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Target Shareholders.

(e)	Notwithstanding the foregoing provisions of this Section 6, no amendment, modification or supplement of this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

APPENDIX “C”
OPINION OF RBC CAPITAL MARKETS

RBC Dominion Securities Inc. P.O. Box 50 Royal Bank Plaza Toronto, Ontario M5J 2W7 Telephone: (416) 842-2000
February 2, 2011
The Board of Directors
Fronteer Gold Inc.
Suite 1650, 1055 West Hastings St.
Vancouver, BC
V6E 2E9
To the Board:
     RBC Dominion Securities Inc. ( RBC ), a member company of RBC Capital Markets, understands that Fronteer Gold Inc. (the Company ), Newmont Mining Corporation ( Newmont ) and Pilot Gold Inc. (a new exploration company, Pilot Gold ) propose to enter into an agreement to be dated February 3, 2011 (the Arrangement Agreement ) to effect a transaction (the Arrangement ) pursuant to which, among other things, holders of common shares (the Shares ) of the Company will receive, for each Share held, consideration (the Consideration ) consisting of: (i) $14.00 in cash per Share (the Cash Consideration ) and (ii) one common share (a Pilot Gold Share ) of Pilot Gold, which will own certain exploration assets of the Company and will have approximately $10 million in cash (the Pilot Gold Consideration ). Under the Arrangement, the Pilot Gold Shares will be consolidated on a one-for-four basis such that upon the completion of the Arrangement every holder of Shares (the Shareholders ) will hold one Pilot Gold Share for every four Shares. On completion of the Arrangement, Shareholders will hold 80.1% of the Pilot Gold Shares and Newmont will hold the remaining 19.9% of the Pilot Gold Shares. The terms of the Arrangement will be more fully described in a management information circular (the Circular ), which will be mailed to Shareholders in connection with the Arrangement.
     RBC also understands that each of the directors and officers of the Company and an additional Shareholder, who in aggregate hold approximately 3.9% of the Shares and approximately 68.2% of the outstanding options to purchase Shares, will each enter into a lock-up agreement (the Lock-Up Agreements ) pursuant to which, among other things, each of them will agree to vote in favour of the Arrangement.
     The Company has retained RBC to provide advice and assistance to the Company in evaluating the Arrangement, including the preparation and delivery to the board of directors (the Board ) of the Company of RBC s opinion (the Fairness Opinion ) as to the fairness of the Consideration under the Arrangement from a financial point of view to the Shareholders. The Fairness Opinion has been prepared in accordance with the guidelines of the Investment Industry Regulatory Organization of Canada. RBC has not prepared a valuation of the Company, Pilot Gold or any of their respective securities or assets and the Fairness Opinion should not be construed as such.
Engagement
     The Company initially contacted RBC regarding a potential advisory assignment in March 2010, and RBC was formally engaged by the Company through an agreement between the Company and RBC dated April 6, 2010 (the Engagement Agreement ). The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on completion of the Arrangement or certain other events. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in Canada and the United States.
Relationship With Interested Parties
     Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Pilot Gold, Newmont or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, Newmont or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement and as described herein. RBC acted as a financial advisor to the Company with respect to its acquisition of Aurora Energy Resources, which was completed in April 2009. RBC participated in a US$2.0 billion debt offering for Newmont in September 2009. There are no understandings, agreements or commitments between RBC and the Company, Pilot Gold, Newmont or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, Pilot Gold, Newmont or any of their respective associates or affiliates. Royal Bank of Canada, controlling shareholder of RBC, provides banking services to the Company and Newmont in the normal course of business.
     RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Pilot Gold, Newmont or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Pilot Gold, Newmont or the Arrangement.
Credentials of RBC Capital Markets
     RBC is one of Canada s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.
Scope of Review
     In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:
1.	the most recent draft, dated February 2, 2011, of the Arrangement Agreement;

2.	the most recent drafts, dated February 2, 2011, of the Lock-Up Agreements;

3.	audited financial statements of the Company for each of the five years ended December 31, 2005, 2006, 2007, 2008 and 2009;

4.	the unaudited interim reports of the Company for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010;

5.	the annual report of the Company for the year ended December 31, 2008;
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6.	the Notices of Annual Meeting of Shareholders and Management Information Circulars of the Company for each of the two years ended December 31, 2008 and 2009;

7.	annual information forms of the Company for each of the two years ended December 31, 2008 and 2009;

8.	the Notice of Meeting and Management Information Circular relating to the annual and special meeting of AuEx Ventures Inc. dated September 28, 2010, which was prepared in connection with the Company s acquisition of AuEx Ventures Inc.;

9.	the internal management budget of the Company on a consolidated basis and segmented by country for the years ending December 31, 2010 and 2011;

10.	the updated technical report on the Company s Long Canyon Project dated June 28, 2010 prepared by Mine Development Associates;

11.	the updated technical report on the preliminary economic assessment of the Long Canyon Project dated December 11, 2009 prepared by Mine Development Associates;

12.	the updated technical report on the Company s Sandman Project dated November 1, 2007 prepared by Mine Development Associates;

13.	the technical report on the Company s Northumberland Project dated July 28, 2008 prepared by the Company;

14.	the technical report on the Company s Halila3a Exploration Property dated March 30, 2009 prepared by Geology and Resource Solutions Limited;

15.	the updated technical report on the Company s Zaca Project dated November 1, 2007 prepared by Mine Development Associates;

16.	unaudited financial projections for the life-of-mine for the Long Canyon Project and the Sandman Project, respectively, prepared by the management of the Company;

17.	discussions with senior management of the Company;

18.	discussions with the Company s legal counsel;

19.	publicly available information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

20.	publicly available information with respect to other transactions of a comparable nature considered by us to be relevant;

21.	publicly available information regarding the gold and copper mining industries;

22.	representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

23.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.
     RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC. As the auditors of the Company declined to permit RBC to rely upon information provided by them as part of a due diligence review, RBC did not meet with the auditors and has assumed the accuracy and fair presentation of and relied upon the consolidated financial statements of the Company and the reports of the auditors thereon.
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Prior Valuations
     The Company has represented to RBC that there have not been any prior valuations (as defined in Multilateral Instrument 61-101) of the Company or its material assets or its securities in the past twenty-four month period.
Assumptions and Limitations
     With the Board s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company, and their consultants and advisors (collectively, the Information ). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.
     Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer of the Company or in writing by the Company or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Arrangement and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Arrangement necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was made or provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.
     In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Arrangement will be met.
     The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, Pilot Gold and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.
     The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.
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     RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Shareholder as to whether to vote in favour of the Arrangement.
Overview of the Company
     The Company is engaged in the exploration and development of precious metals in Nevada and Turkey. The Company s key asset is its 100% interest in the Long Canyon Project, which is an advanced development-stage gold project located in the Pequop gold district in eastern Nevada. The Long Canyon Project currently has measured resources of 762,000 tonnes grading 2.91 grams per tonne gold, indicated resources of 17,609,000 tonnes grading 2.34 grams per tonne gold and inferred resources of 11,170,000 tonnes grading 2.24 grams per tonne gold, all at a cut-off grade of 0.2 grams per tonne gold. The Company s other assets include the Northumberland Project, one of the largest undeveloped Carlin-style gold deposits in Nevada, a 95% interest in the Sandman Project, subject to an earn-in joint venture agreement with Newmont, located in Humboldt County, Nevada, and interests in exploration projects in Nevada and Turkey. The Company currently has indicated resources of 4.4 million ounces of contained gold and 28.0 million ounces of contained silver, and inferred resources of 1.7 million ounces of contained gold and 1.7 million ounces of contained silver. The Company is headquartered in Vancouver, British Columbia, and is listed on TSX and NYSE Amex.
Overview of Pilot Gold
     Pilot Gold is currently a wholly-owned subsidiary of the Company that has been formed to acquire and hold interests in exploration properties located primarily in Nevada and Turkey. Pilot Gold s properties will include the Regent Property located in Mineral County, Nevada, 40% interests the Halila3a Exploration Property and the TV Tower Property located in northwestern Turkey as well as a number of other early-stage exploration properties located in Nevada and Turkey.
Overview of Newmont
     Newmont is a NYSE-listed company which engages in the acquisition, exploration, and production of gold and copper properties. Newmont has assets located in eight countries including the United States, Australia, Peru, Indonesia, Ghana, Canada, New Zealand, and Mexico. Newmont currently has reserves of 91.8 million ounces of gold and 9.1 billion pounds of copper. As at September 30, 2010, Newmont had US$4.0 billion of cash and cash equivalents and US$4.6 billion of debt. Newmont s current market capitalization is US$28.4 billion.
Fairness Analysis
     Approach to Fairness
     In considering the fairness of the Consideration under the Arrangement from a financial point of view to the Shareholders, RBC principally considered and relied upon: (i) a comparison of the Consideration to the results of a net asset value ( NAV ) analysis of the Company, (ii) a comparison of the multiples implied by the Consideration to an analysis of recent precedent transactions and (iii) a comparison of the Cash Consideration to the recent market trading prices of the Shares.
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     As relates to the Pilot Gold Consideration, RBC considered the potential public market trading value of the Pilot Gold Shares primarily based on a review of the trading multiples of selected public companies focused on copper and gold exploration and development. RBC notes that Shareholders currently indirectly own 100% of the assets of Pilot Gold and will continue to own 80.1% of these assets through their proportionate ownership of Pilot Gold Shares after the completion of the Arrangement.
     RBC also reviewed trading multiples of publicly traded comparable gold companies from the perspective of whether a public market value analysis might exceed NAV or precedent transaction values. However, RBC concluded that values implied by public company trading multiples were below NAV and precedent transaction values.
     Net Asset Value Analysis
     The NAV approach allows for the separate assessment of all assets and liabilities on a proportionate ownership basis in the manner most appropriate to the nature of the particular asset or liability. The NAV analysis incorporates the use of a discounted cash flow ( DCF ) analysis to determine asset values. Adjustments are made for balance sheet items and the value of investments. These adjustments are either added to or subtracted from the DCF values to arrive at the NAV for the Company.
     In conducting the NAV analysis, RBC relied on a life-of-mine DCF analysis of the Long Canyon Project and the Sandman Project, respectively, and primarily on a dollar per attributable ounce of gold resources analysis for the Company s other assets including the Northumberland Project and the Halila3a Exploration Property, the latter of which will be part of Pilot Gold.
     Discounted Cash Flow Analysis
     The DCF approach takes into account the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by a mine over its life. The DCF approach requires that certain assumptions be made regarding, among other things, future cash flows and discount rates applied to those future cash flows. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used.
     Sensitivity Analysis
     In completing our DCF analysis, RBC did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses. Variables sensitized included long-term gold price, capital expenditures and operating costs. The results of these sensitivity analyses are reflected in our judgment as to the fairness of the Consideration under the Arrangement from a financial point of view.
     Discount Rates
     RBC selected a discount rate of 5% to apply to the projected future unlevered free cash flows for the Long Canyon Project and the Sandman Project, respectively. RBC believes that this discount rate reflects the risk inherent in the Company s assets based on the current stage of development and their geographic location. RBC also believes that this discount rate is representative of those used by financial and industry participants in evaluating assets of this nature.
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     Summary of Net Asset Value Analysis
     Based on the NAV approach, including taking into account sensitivity analyses as described above, the value of the Consideration under the Arrangement represents a premium to both the results of the NAV analysis and the price to NAV multiples at which comparable publicly traded gold companies trade in the public equity markets.
     Precedent Transactions Analysis
     RBC reviewed the available public information with respect to precedent transactions involving companies primarily focused on gold exploration and development. For the purposes of its analysis, RBC determined that the transactions set forth below are most comparable to the Arrangement, but notes that each transaction is (i) unique in terms of size, geographic location, stage of development, resource upside potential and projected capital and operating costs and (ii) reflective of the gold price environment prevailing at the time of the transaction. The primary criterion used in analyzing these transactions is enterprise value per attributable ounce of gold equivalent in situ resources based on publicly available information.

Announcement			Enterprise	Ent. Value /	Gold
Date	Acquiror	Target	Value(1,2)	Resources(3)	Price(4)
			US $M	US $/oz	US $/oz
October 2010	Argonaut Gold Inc.	Pediment Gold Corp.	$116	$44	$1,368
September 2010	Goldcorp Inc.	Andean Resources Ltd	$3,158	$895	$1,251
August 2010	Fronteer Gold Inc.	AuEx Ventures, Inc.	$259	$344	$1,238
May 2010	Eldorado Gold Corp.	Brazauro Resources Corp.	$124	$54	$1,233
April 2010	Agnico-Eagle Mines Ltd	Comaplex Minerals Corp.	$655	$130	$1,113
March 2010	Osisko Mining Corp.	Brett Resources Inc.	$278	$41	$1,107
March 2010	Kinross Gold Corp.	Underworld Resources Inc.	$116	$73	$1,108
December 2009	Goldcorp Inc.	Canplats Resources Corp.	$285	$41	$1,107
March 2009	New Gold Inc.	Western Goldfields Inc.	$308	$72	$916

Mean			$589	$188
Median			$278	$72

Notes:

(1)	Enterprise value represents acquisition equity value plus debt and minority interest, less equity investments, cash and option proceeds

(2)	All non-US dollar denominated figures are converted into US dollars at the prevailing spot exchange rate on the announcement date

(3)	Non-gold resources are converted into the gold equivalent at assumed long-term commodity prices of US$17.50/oz silver, US$1,000/oz gold, US$1.75/lb copper, US$0.55/lb lead and US$0.90/lb zinc

(4)	Gold spot price one day prior to announcement. The gold price on February 1, 2011 was US$1,338/oz
     Summary of Precedent Transactions Analysis
     RBC calculated the enterprise value per attributable ounce of gold equivalent in situ resource implied by the Consideration to be US$290 per ounce of gold, which is consistent with the multiples paid in the recent precedent transactions reviewed by RBC.
     Recent Trading Levels of Shares
     The Cash Consideration represents a premium of 37% to the closing price of the Shares of $10.25 per Share on February 2, 2011, the last trading day immediately prior to the announcement of the Arrangement on February 3, 2011. The premium offered under the Arrangement is consistent with the average premiums for similar transactions over the past five years. RBC noted that the Company s cash and marketable securities
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exceeded 20% of the Company’s market capitalization prior to the proposal from Newmont. Net of such cash and marketable securities, the effective premium being paid for the Company’s exploration and development properties is significantly higher than 37%.
     Fairness Conclusion
     Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the Consideration under the Arrangement is fair from a financial point of view to the Shareholders.
Yours very truly,
RBC DOMINION SECURITIES INC.
RBC CAPITAL MARKETS

APPENDIX “D” NOTICE OF APPLICATION AND INTERIM ORDER Court File No. CV-11-^j j^-OOCZ- ONTARIO SUPERIOR COURT OF JUSTICE (Commercial List) IN THE MATTER OF an Application under section 182 of the Business Corporations Act, R.S.0.1990, c. B.16, as amended; AND IN THE MATTER OF Rules 14.05(2) and 14.05(3) of the Rules of Civil Procedure AND IN THE MATTER OF a proposed arrangement of Fronteer Gold Inc. i ? r>, FRONTEER GOLD INC. S&< ‘ <>X /f -,;- — .—, *j\ f;f I® | <s\ Applicant “^SSr* $’ NOTICE OF APPLICATION ;-|^?Q ,,^*^ TO THE RESPONDENTS: ^if A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following page. THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on April 1, 2011 at 10:00 a.m., or as soon after that time as & . fi.. the application may be heard at 330 University Avenue, Toronto, Ontario. , / , ( 7~X_e_ -(-Trs 4r 6*- f P” ‘VvTrvvc-’AJ^ o^ r M fc>e «v. 1 -3<3^..s- . icL^e.ofij/’’^—^ o^/7»/K7We.-Ot » /\ r* o. 2<^) 2.0 n . IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing. IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing. IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU

WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE. Date February 24,2011 Issued by y^fgaSa^p / ylrocal registrar Address of 330 University Avenue court office Toronto, ON M5G 1R7 TO: ALL HOLDERS OF COMMON SHARES OF FRONTEER GOLD INC. AND TO: ALL HOLDERS OF OPTIONS TO ACQUIRE COMMON SHARES OF FRONTEER GOLD INC. AND TO: THE DIRECTORS OF FRONTEER GOLD INC. AND TO: PRICEWATERHOUSECOOPERS LLP Chartered Accountants 250 Howe Street, Suite 700 Vancouver, British Columbia V6C 3S7 Auditors of Fronteer Gold inc. AND TO: GOODMANS LLP Bay Adelaide Centre Suite 3400, 333 Bay Street Toronto, ON M5H 2S7 Attention: Tom Friedland Tel: 416.597.4218 Fax: 416.979.1234 Lawyers for Newmont Mining Corporation

APPLICATION 1. THE APPLICANT, FRONTEER GOLD INC. (“Fronteer”), MAKES APPLICATION FOR: an order abridging the time for service of this Application, if necessary; an interim order for advice and directions under subsection 182(5) of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the “OBCA”), in connection with the proposed plan of arrangement (the “Arrangement”) of Fronteer and the special meeting to be held to consider the Arrangement; an order approving the Arrangement pursuant to subsections 182(3) and 182(5) of the OBCA; and such further and relief as this Honourable Court may deem just. 2. THE GROUNDS FOR THE APPLICATION ARE: Fronteer is a corporation existing under the laws of Ontario and governed by the OBCA. Fronteer’s Common Shares are listed on the TSX and NYSE-Amex; the Arrangement is an “arrangement” as defined in subsection 182(1) of the OBCA; all statutory procedures under the OBCA have been met or will be met by the date of the return of this Application;

the Arrangement is put forward in good faith; the Arrangement is procedurally and substantively fair and reasonable; the directions set out, and shareholder approvals required pursuant to, any interim order that this Court may grant have been followed and obtained, or will be followed and obtained, by the date of the return of this Application; certain of the holders of shares of Fronteer are resident outside of Ontario, are necessary or proper parties to this Application, and will be served at their addresses as they appear on the books and records of Fronteer pursuant to rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure and the terms of any interim order for advice and directions granted by the Honourable Court; (h) Rules 14.05(2), 14.05(3), and 38 of the Rules of Civil Procedure; (i) section 182 of the OBCA; G) National Instrument No. 54-101 of the Canadian Securities Administrators; and (k) such further and other grounds as counsel may advise and this Honourable Court may permit.

3. THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION: this Notice of Application; such Interim Order as may be granted by this Honourable Court; Affidavit of Oliver Lennox-King, to be sworn on behalf of Fronteer, with exhibits thereto, outlining the basis for an interim order for advice and directions; further Affidavit(s), to be sworn on behalf of Fronteer, with exhibits thereto, including an Affidavit outlining the basis for a final order approving the Arrangement, and reporting on compliance with any interim order and the results of any meeting conducted pursuant to such Interim Order; and such further and other material as counsel may advise and this Honourable Court may permit. February 24, 2011 Davies Ward Phillips & Vineberg llp 44th Floor, 1 First Canadian Place Toronto, ON M5X1B1 James Doris (LSUC #33236P) Tel: 416.367.6919 Fax: 416.863.0871 Lawyers for the Applicant, Fronteer Gold Inc.

“IN THE MATTER OF an Application under section 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended; AND IN THE MATTER OF Rules 14.05(2) and 14.05(3) of the Rules of Civil Procedure AND IN THE MATTER OF a proposed arrangement of Fronteer Gold Inc.Court File No. ONTARIO SUPERIOR COURT OF JUSTICE Proceeding commenced at Toronto NOTICE OF APPLICATION Davies Ward Phillips & Vineberg LLP 44th Floor, 1 First Canadian Place Toronto, ON M5X1B1 James Doris (LSUC #33236P) Tel: 416.367.6919 Fax: 416.863.0871 Lawyers for the Applicant

Court File No. CV-11 -9116-00CL ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) THE HONOURABLE ) MONDAY, THE 28TH DAY ) MADAM JUSTICE MESBUR ) OF FEBRUARY, 2011. IN THE MATTER OF an application under section 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended; AND IN THE MATTER OF Rules 14.05(2) and 14.05(3) of the Rules of Civil Procedure AND IN THE MATTER OF a proposed arrangement of Fronteer Gold Inc. FRONTEER GOLD INC. Applicant INTERIM ORDER THIS MOTION made by the Applicant, Fronteer Gold Inc. (“Fronteer”), for an interim order for advice and directions pursuant to section 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended, (the “OBCA”) was heard this day at 330 University Avenue, Toronto, Ontario. ON READING the Notice of Motion, the Notice of Application issued on February 24, 2011, and the Affidavit of Oliver Lennox-King sworn February 24, 2011 (the “Lennox-King Affidavit”), including the Plan of Arrangement, which is attached as Appendix “B” to the draft management information circular of Fronteer (the “Circular”), which is attached as Exhibit “A” to the Lennox-King Affidavit, and on hearing the submissions of counsel for Fronteer and Newmont Mining Corporation (“Newmont”). Definitions THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein. The Meeting THIS COURT ORDERS that Fronteer is permitted to call, hold and conduct a special meeting (the “Meeting”) of the holders of common shares of Fronteer (the “Shareholders”) and holders of Fronteer Options (the “Optionholders”, and together with the Shareholders, the “Securityholders”) to be held at the offices of Davies Ward Phillips & Vineberg LLP, Suite 4400,1 First Canadian Place, Toronto, Ontario, M5X 1B1 on March 30, 2011, 2011 at 10:00 a.m. (Toronto time) in order for the Securityholders to consider and, if determined advisable, pass the special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the “Arrangement Resolution”). THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA, the notice of meeting of Securityholders, which accompanies the Circular (the “Notice of Meeting”) and the articles and by-laws of Fronteer, subject to what may be provided hereafter and subject to further order of this court.

4. THIS COURT ORDERS that the record date (the “Record Date”) for determination of the Shareholders entitled to notice of, and to vote at, the Meeting shall be February 28, 2011.5. THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be: (a) Securityholders or their respective proxyholders; (b) the officers, directors, auditors and advisors of Fronteer; (c) representatives and advisors of Newmont; and (d) other persons who may receive the permission of the Chair of the Meeting. 6. THIS COURT ORDERS that Fronteer may transact such other business at the Meeting as is contemplated in the Circular, or as may otherwise be properly before the Meeting. Quorum 7. THIS COURT ORDERS that the Chair of the Meeting shall be determined by Fronteer and that the quorum at the Meeting shall be not less than two persons present in person at the opening of the Meeting who are entitled to vote at the Meeting either as Shareholders or proxyholders. Amendments to the Arrangement and Plan of Arrangement 8. THIS COURT ORDERS that Fronteer is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9 below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Securityholders, or others entitled to receive notice under paragraph 12 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Securityholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement. 9. THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8 above, would, if disclosed, reasonably be expected to affect a Securityholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Fronteer may determine. Amendments to the Circular 10. THIS COURT ORDERS that Fronteer is authorized to make such amendments, revisions and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemented, shall be the Circular to be distributed in accordance with paragraph 12.

Adjournments and Postponements 11. THIS COURT ORDERS that Fronteer, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Fronteer may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements. Notice of Meeting 12. THIS COURT ORDERS that, in order to effect notice of the Meeting, Fronteer shall send the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or additional documents as Fronteer may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), to the following: (a) the registered Shareholders at the close of business on the Record Date and Optionholders, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods: (i) by pre-paid ordinary or first class mail at the addresses of the Shareholders or Optionholders as they appear on the books and records of Fronteer, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Fronteer; (ii) by delivery, in person or by recognized courier service or interoffice mail, to the address specified in (i) above; or (iii) by facsimile or electronic transmission to any Shareholder or Optionholder, who is identified to the satisfaction of Fronteer, who requests such transmission in writing and, if required by Fronteer, who is prepared to pay the charges for such transmission; (b) non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and (c) the respective directors and auditors of Fronteer by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting; and that compliance with this paragraph shall constitute sufficient notice of the Meeting. 13. THIS COURT ORDERS that accidental failure or omission by Fronteer to give notice of the meeting or to distribute the Meeting Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Fronteer, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Fronteer, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances, 14. THIS COURT ORDERS that Fronteer is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials, as Fronteer may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9 above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Fronteer may determine. 15. THIS COURT ORDERS that distribution of the Meeting Materials pursuant to paragraph 12 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraph 12 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9 above. Solicitation and Revocation of Proxies 16. THIS COURT ORDERS that Fronteer is authorized to use the letter of transmittal and proxies substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as Fronteer may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Fronteer is authorized to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Fronteer may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Shareholders, if Fronteer deems it advisable to do so. 17. THIS COURT ORDERS that Shareholders shall be entitled to revoke their proxies in accordance with section 110(4) of the OBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to s. 110(4) of the OBCA: (a) may be deposited at the registered office of Fronteer or with the transfer agent of Fronteer as set out in Circular; and (b) any such instruments must be received by Fronteer or its transfer agent not later than 4:00 p.m. (Vancouver time) on the business day immediately preceding the Meeting (or any adjournment or postponement thereof). Voting 18. THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be Shareholders who hold Fronteer Shares as of the close of business on the Record Date, and Optionholders. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per Fronteer Share and one vote per Fronteer Option and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by an affirmative vote of at least two-thirds (66-2/3%) of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the Shareholders and Optionholders voting together as a single class. Such votes shall be sufficient to authorize Fronteer to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders or Optionholders, subject only to final approval of the Arrangement by this Honourable Court. THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Fronteer (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each Fronteer Share held. Optionholders will not be entitled to vote on any matter other than the Arrangement Resolution. Dissent Rights 21. THIS COURT ORDERS that each registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 185(6) of the OBCA, any Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Fronteer in the form required by section 185 of the OBCA and the Arrangement Agreement, which written objection must be received by Fronteer not later than 4:00 p.m. (Vancouver time) on March 28, 2011, or two Business Days prior to any adjournment or postponement of the Meeting, and must otherwise strictly comply with the requirements of the OBCA. For purposes of these proceedings, the “court” referred to in section 185 of the OBCA means this Honourable Court. THIS COURT ORDERS that, notwithstanding subsection 185(4) of the OBCA, Newmont Sub, not Fronteer, shall be required to offer to pay fair value, as of the day prior to approval of the Arrangement Resolution, for Fronteer Shares held by Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Shareholders may be entitled pursuant to the terms of the Plan of Arrangement. In accordance with the Plan of Arrangement and the Circular, all references to the “corporation” in subsections 185(4) and 185(14) to 185(30), inclusive, of the OBCA (except for the second reference to the “corporation” in subsection 185(15)) shall be deemed to refer to Newmont Sub in place of the “corporation”, and Newmont Sub shall have all of the rights, duties and obligations of the “corporation” under subsections 185(14) to 185(30), inclusive, of the OBCA. THIS COURT ORDERS that any Shareholder who duly exercises such Dissent Rights set out in paragraph 21 above and who:

is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its Fronteer Shares, shall be deemed to have transferred those Fronteer Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Newmont Sub for cancellation in consideration for a payment of cash from Newmont Sub equal to such fair value; or is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non- dissenting Shareholder; but in no case shall Fronteer, Newmont, Newmont Sub, Pilot Gold or any other person be required to recognize such Shareholders as holders of Fronteer Shares at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from Fronteer register of holders of Fronteer Shares at that time. Hearing of Application for Approval of the Arrangement THIS COURT ORDERS that upon approval by the Securityholders of the Plan of Arrangement in the manner set forth in this Interim Order,

Fronteer may apply to this Honourable Court for final approval of the Arrangement. THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Circular, when sent in accordance with paragraph 12 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 26. 26. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Fronteer, with a copy to counsel for Newmont, as soon as reasonably practicable, and, in any event, no later than 5:00 p.m. (Toronto time) on the fifth Business Day immediately preceding the hearing of this Application at the following addresses: (a) Davies Ward Phillips & Vineberg llp 44th Floor, 1 First Canadian Place Toronto, ON M5X 1B1 Attention: James Doris Lawyers for Fronteer (b) Goodmans LLP Bay Adelaide Centre Suite 3400, 333 Bay Street Toronto, ON M5H 2S7 Attention: Tom Friedland Lawyers for Newmont 27. THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be: Fronteer; Newmont; and

(c) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure. THIS COURT ORDERS that any materials to be filed by Fronteer in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court. THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 26 shall be entitled to be given notice of the adjourned date. Precedence 30. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Fronteer Shares, Fronteer Options, or the articles or by laws of Fronteer, this Interim Order shall govern. Extra-Territorial Assistance 31. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or Commercial List File No: CV-11-91 16-OOCL administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order. Variance 32. THIS COURT ORDERS that Fronteer shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct. ENTERED AT / INSCRIT A TORONTO ON / BOOK NO: LE/DANSLEREGISTRENO.. FEB 28 2011 PER/PAM: IN

THE MATTER OF an application under section 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended; AND IN THE MATTER OF Rules 14.05(2) and 14.05(3) of the Rules of Civil Procedure AND IN THE MATTER OF a proposed arrangement of Fronteer Gold Inc. ONTARIO SUPERIOR COURT OF JUSTICE (Commercial List) Proceeding commenced at Toronto INTERIM ORDER Davies Ward Phillips & Vineberg llp 44th Floor, 1 First Canadian Place Toronto, ON M5X 1B1 James Doris (LSUC #33236P) Tel: 416.367.6919 Fax: 416.863.0871 Lawyers for the Applicant

APPENDIX “E”

INFORMATION CONCERNING PILOT GOLD INC.

No securities regulatory authority (including, without limitation, any securities regulatory authority of any Canadian province or territory, the United States Securities and Exchange
Commission, or any securities regulatory authority of any U.S. State) has expressed an opinion about the securities described herein and it is an offence to claim otherwise.

SCHEDULES

NOTICE TO READER

The following is a summary of Pilot Gold Inc. and its business and operations which should be read together with the other information and statements contained in the management information circular of Fronteer Gold Inc. (the “Circular”), to which this Appendix “E” is attached. The information contained in this Appendix “E”, unless otherwise indicated, is given as of March 2, 2011, the date of the Circular.

The Arrangement provides Fronteer Securityholders with the opportunity to participate in Pilot Gold Inc. Assuming the Arrangement Resolution is approved, immediately following the Effective Time and after taking into account the one-for-four share consolidation provided for in the Plan of Arrangement, among other things, a Fronteer Securityholder (other than a Dissenting Fronteer Shareholder) will receive, for each Fronteer Common Share held or to which the Securityholder would otherwise be entitled upon the surrender or exercise of Fronteer Options prior to the Effective Date, 0.25 of a Pilot Gold Share (as defined below), and Pilot Gold will own the Pilot Gold Properties and the Pilot Gold Assets (as such terms are defined in this Appendix “E”).

No securities regulatory authority (including, without limitation, any securities regulatory authority of any Canadian province or territory, the United States Securities and Exchange Commission, or any securities regulatory authority of any U.S. State) or stock exchange has expressed an opinion about the Arrangement or the Pilot Gold Shares to be issued pursuant to the Arrangement and it is an offence to claim otherwise.

All capitalized terms used in this Appendix that are not otherwise defined herein have the meaning ascribed to such terms elsewhere in the Circular. Unless otherwise indicated herein, references to ‘‘$”, “Cdn$” or “Canadian dollars” are to Canadian dollars and references to “US$” or “U.S. dollars” are to United States dollars. See also in the Circular “Cautionary Note Regarding Forward-Looking Statements and Risks”.

CORPORATE STRUCTURE AND HISTORY

Pilot Gold Inc. (“Pilot Gold” or the “Corporation”) was incorporated under the name “7703627 Canada Inc.” under the federal laws of Canada by articles of incorporation dated November 18, 2010. Articles of amendment were subsequently filed on November 29, 2010 to change the name of the corporation to “Pilot Gold Inc.”

Pilot Gold has not carried on any active business since incorporation other than entering into a series of agreements to acquire a portfolio of exploration properties from Fronteer. See in this Appendix “E”, “Description of the Business — Acquisition of the Pilot Gold Properties and the Pilot Gold Assets”. Pilot Gold is not a reporting issuer (or the equivalent) in any jurisdiction and the common shares of Pilot Gold (the “Pilot Gold Shares”) are not listed or quoted for trading on any stock exchange. Upon completion of the Arrangement, Pilot Gold expects to become a reporting issuer (or the equivalent) in each of the provinces of Canada.

At the Effective Time, Pilot Gold will cease to be a wholly-owned subsidiary of Fronteer and it is expected that approximately 80.1% of the Pilot Gold Shares will be owned by former Fronteer Securityholders (other than Dissenting Shareholders). Newmont Mining Corporation (“Newmont”) or one of its affiliates will hold the remaining approximately 19.9% of the then issued Pilot Gold Shares. See in this Appendix “E”, “Principal Shareholders of Pilot Gold — Rights and Obligations of Newmont Regarding Pilot Gold Shares”. Pursuant to the Arrangement, Pilot Gold will acquire the Pilot Gold Properties and the Pilot Gold Assets (which include the Fronteer Exploration Properties (as defined in the Circular)). Following completion of the Arrangement, Pilot Gold will be engaged in the exploration and, if appropriate, the development of the Fronteer Exploration Properties as well as the acquisition of additional exploration properties. See in this Appendix “E”, “Description of the Business”. In addition, Pilot Gold will have approximately $9.64 million in cash (representing $10 million less anticipated cash call amounts due to Teck Resources Inc. (“Teck”) prior to the Effective Date) to pursue its exploration business. See in the Circular, “The Arrangement”.

While Pilot Gold plans to obtain a listing for the Pilot Gold Shares, there can be no assurance when, or if, the Pilot Gold Shares will be listed on the TSX or on any other stock exchange. As at the date of the Circular, there is no market through which the Pilot Gold Shares to be distributed pursuant to the Arrangement may be sold and Fronteer Securityholders may not be able to resell the Pilot Gold Shares to be distributed to them pursuant to the Arrangement. This may affect the pricing of the Pilot Gold Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Pilot Gold Shares, and the extent of the regulations to which Pilot Gold is subject. See in this Appendix “E”, “Market for Securities” and “Risk Factors — No Assurance of Listing of Pilot Gold Shares”.

The registered and principal office of the Corporation is located at 1055 West Hastings Street, Suite 1650, Vancouver, British Columbia, V6E 2E9.

Upon completion of the Arrangement, the subsidiaries of Pilot Gold, the jurisdictions of incorporation of those subsidiaries and the percentage of voting securities held, directly or indirectly, by Pilot Gold, will be as follows:

DESCRIPTION OF THE BUSINESS

General Description of the Business

Pilot Gold has as its focus, the further exploration and, if appropriate, development of the Fronteer Exploration Properties as well as the acquisition and exploration of properties that it considers to have potential for gold, copper and other mineral discoveries in the United States, Turkey and elsewhere. Pilot Gold’s strategy will be to create shareholder value through the exploration, advancement and development of its mineral properties.

To date, the Corporation, through its wholly-owned subsidiary, Pilot Gold USA Inc. (“Pilot USA”) has acquired a 100% interest in the Regent property in Mineral County, Nevada, comprised of 110 unpatented mining claims covering approximately 920 hectares located in Nevada, USA (the “Regent Property”) and several other gold exploration properties in the state of Nevada (known as the Brik, Buckskin North and Cold Springs properties, and together with the Regent Property, the “Initial Properties”). Prior to the Effective Date, the Corporation will also have acquired the following mineral claims, properties and other interests from Fronteer and certain of its subsidiaries:

1.	through Pilot Holdings Inc., all the issued and outstanding shares of Fronteer Investment Inc. (“FII”) (to be renamed Pilot Investment Inc.), a Cayman Islands company that holds: (a) a 40% participating interest in two Turkish joint venture companies (60% owned by Teck Madencilik Sanayi Ticaret A.S. (“TMST”), a subsidiary of Teck) which, in turn, hold the Halilaǧa copper-gold project (the “Halilaǧa Property”), the TV Tower gold project (the “TV Tower Property” and, together with the Halilaǧa Property, the “Turkish Properties”) and several other early-stage exploration properties in northwestern Turkey; and (b) through a wholly-owned Turkish subsidiary, three other early-stage exploration properties in Turkey;

2.	through Pilot USA, all mining claims and rights held by certain subsidiaries of Fronteer in respect of several gold exploration properties in the state of Nevada (known as the Anchor project, the Baxter Spring project, the New Boston project, the Stateline project, the Easter project, the Gold Springs 2 project and the Viper project) ; and

3.	two million common shares and one million share purchase warrants in the capital of Rae Wallace Mining Company (“Rae Wallace”) as well as the option agreement with Rae Wallace pursuant to which Pilot Gold will acquire a right to earn a 51% interest in up to two properties that Rae Wallace currently owns or may acquire within a 25,300 km2 area of interest,

(together with the Initial Properties, the “Pilot Gold Properties”).

Of the Pilot Gold Properties, management of Pilot Gold considers the Regent Property, the Halilaǧa Property and the TV Tower Property to be material for the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). See in this Appendix “E”, “Principal Properties — The Regent Gold Property”, “Principal Properties — The Halilaǧa Property” and “Principal Properties — The TV Tower Property”. The remaining properties are in their very preliminary stages and exploration to date by the Corporation and its current affiliates has been minimal.

Prior to the Effective Time, the Corporation will also acquire certain office leases of Fronteer and/or its subsidiaries in Vancouver, British Columbia, Elko County, Nevada and Ankara, Turkey, all fixed assets of Fronteer and/or its subsidiaries relating exclusively to, or located within the boundaries of, the Pilot Gold Properties (including office furniture, equipment or supplies), any contracts entered into by Fronteer and/or its subsidiaries relating exclusively to the Pilot Gold Properties together with all exploration information and data and all technical reports and studies concerning the Pilot Gold Properties (collectively, the “Pilot Gold Assets”). For a summary of the agreements relating to the transfer from Fronteer to Pilot Gold of the Pilot Gold Assets, see in this Appendix “E”, “Acquisition of the Pilot Gold Properties and Pilot Gold Assets” below.

Business Objectives and Operations

The primary business objective of the Corporation is to attempt to achieve rapid growth of the corporation by advancing the exploration on the Pilot Gold Properties and through the acquisition of additional mineral properties. In order to accomplish this business objective, the Corporation intends to focus over the ensuing 18 months on: (i) the completion of an initial Phase 1 recommended work program on the Regent Property at an estimated cost of approximately US$1.93 million; (ii) funding its share of the capital requirements for the Halilaǧa and TV Tower properties, expected to be approximately US$1.54 million and approximately US$1.49 million, respectively; (iii) the search for and acquisition of additional properties in accordance with the acquisition criteria set forth below; and (iv) the pursuit of additional financing, if required. See in this Appendix “E”, “Available Funds and Principal Purposes”.

The Corporation plans to commence Phase 1 of the Regent Property recommended work program in the second quarter of 2011 and (if commenced in the second quarter of 2011) expects such exploration work to be completed by early 2012. The Phase 1 program will consist of geologic and alteration mapping, ground geophysics, 2,000 meters of reverse circulation drilling, 3,000 meters of diamond core drilling and initial metallurgical work. In the event that the results of Phase 1 warrant continued work on the property, the Corporation would then undertake Phase 2 of its work program, at a cost of approximately US$3.3 million, to increase reverse circulation and diamond core drilling by an additional 6,000 meters and 6,000 meters, respectively. See in this Appendix “E”, “Principal Properties — The Regent Gold Property”.

In Turkey, Pilot Gold will fund its share of Teck’s plans to explore the Turkish Properties. On the Halilaǧa Property, Teck plans to advance exploration by conducting a 10,000 metre drilling program to define and further expand the mineralized porphyry body on the property. Pilot Gold’s share of the capital requirements is expected to be approximately US$1.54 million. On the TV Tower Property, Teck anticipates completing 15,000 metres of diamond drilling, along with additional geophysical and geochemical surveys. Pilot Gold’s share of the capital requirements to advance the TV Tower project are anticipated to be approximately US$1.49 million. See in this Appendix “E”, “Available Funds and Principal Purposes — Principal Purposes”.

The Corporation will also consider additional acquisitions of mineral property interests, or corporations holding mineral property interests, on a going forward basis, with the objectives of: (i) creating additional value for shareholders through the acquisition of additional mineral exploration properties; and (ii) helping to minimize exploration risk by attempting to diversify the Corporation’s property portfolio. Although the Corporation believes that the current exploration prospects for the Regent Property are positive and the Turkish Properties show considerable upside potential, mineral exploration in general is both uncertain and subject to fluctuating commodity prices resulting from changing trends in supply and demand. See “Risk Factors — Exploration, Development and Operating Risks” and “Risk Factors — Commodity Prices”. As a result, the Corporation believes that by acquiring additional mineral properties, some of which may be prospective in other commodities, it will be better able to minimize overall exploration risk and risks associated with fluctuating commodities. Accordingly, the Corporation may seek to acquire additional mineral resource properties in the near future. However, there can be no assurance that the Corporation will be able to identify suitable additional mineral properties, that the Corporation will have sufficient financial resources to acquire such mineral properties or that such properties will be available on terms acceptable to the Corporation or at all. See in this Appendix “E”, “Risk Factors — Reliance on a Limited Number of Properties”.

In determining whether to make an expenditure to acquire an additional mineral property that the Corporation considers prospective for gold, other precious and base metals or other commodities, the board of directors of the Corporation (the “Pilot Gold Board” or the “Board”) will consider a number of factors including: (i) the mineral exploration focus of the property; (ii) the location of the property; (iii) the exploration history of the property; (iv) applicable market conditions with respect to the type of resource for which the property is prospective; (v) the success of exploration conducted in surrounding areas; (vi) the political climate and stability of the region in which the property is situated; (vii) the recommendations of the independent consulting geologist, if any; and (viii) the amount of cash available to the Corporation after making adequate provision for working capital for the ensuing 18 months and the commitments made with regard to the further exploration of the Regent Property and the Turkish Properties and any other mineral properties acquired. See in this Appendix “E”, “Available Funds and Principal Purposes”. As the Corporation’s portfolio of properties grows, it is anticipated that there will be a greater emphasis on the exploration of such properties, with the long-term goal of developing the properties and achieving commercial production. The Corporation may enter into partnerships or joint ventures in order to fully exploit the exploration and production potential of its exploration assets.

Acquisition of the Pilot Gold Properties and the Pilot Gold Assets

The following is a summary of the agreements related to the transfer to Pilot Gold of the Pilot Gold Properties and the Pilot Gold Assets.

The 2010 Pilot Gold Purchases

Pursuant to an agreement dated December 30, 2010 (the “First Nevada Eagle Agreement”), Nevada Eagle Resources LLC (“Nevada Eagle”), an indirect wholly-owned subsidiary of Fronteer, sold to Pilot USA, a wholly-owned subsidiary of Pilot Gold, various unpatented mining claims situated in the Mineral, Douglas, Lincoln and Churchill Counties of Nevada for a purchase price of US$1,095,000. These claims are more commonly known as the Regent, North Buckskin, Brik and Cold Springs projects. On the same date, Pilot USA purchased from Fronteer Development (USA) Inc. (“Fronteer USA”) some additional mining claims located in Nye County, Nevada known as the South Monitor project for a purchase price of US$120,000. The purchase price for these mining claims was funded by the issuance of 10,000,000 Pilot Gold Shares to Fronteer for aggregate proceeds of US$1,215,000 and the subsequent issuance by Pilot USA of common shares to Pilot Gold for the same amount.

Pilot Gold USA Inc. — The Nevada Claims

The Nevada Eagle Claims

Prior to the date of the Meeting (the “Meeting Date”) Nevada Eagle and Pilot USA will enter into an agreement (the “Second Nevada Eagle Agreement”) which will take effect two days prior to the Effective Date. Pursuant to the Second Nevada Eagle Agreement, Nevada Eagle will sell to Pilot USA several unpatented mining claims known as the Anchor, Baxter Springs, New Boston, Stateline, Easter and Gold Springs projects, located in the Eureka, Nye and Lincoln Counties of Nevada and Iron County, Utah (the “Additional Nevada Eagle Assets”). The purchase price to be paid for the Additional Nevada Eagle Assets will be Fronteer’s cost for the assets (which Fronteer and Pilot agree to be equal to their fair market value) and will consist of (i) a cash payment of approximately US$1.1 million, and (ii) the transfer by way of assignment to Nevada Eagle of all mining claims held by Pilot USA in respect of the South Monitor project.

In connection with the sale of the Additional Nevada Eagle Assets to Pilot USA, Nevada Eagle will assign all the relevant contracts related to such assets and Pilot USA will assume the obligations under such contracts. Nevada Eagle will also transfer to Pilot USA the Pilot Gold Assets relating to the Additional Nevada Eagle Assets and Pilot USA will enter into an assignment and assumption agreement pursuant to which it will assign its interest in the South Monitor Project to Nevada Eagle.

The Fronteer USA Claims

Prior to the Meeting Date, Fronteer USA and Pilot USA will enter into an agreement (the “Fronteer USA Agreement”) which will take effect two days prior to the Effective Date. Pursuant to the Fronteer USA Agreement, Fronteer USA will sell to Pilot USA various unpatented mining claims and private mineral rights comprising the Viper project, situated in Elko County, Nevada, together with the Pilot Gold Assets relating to the Viper project (including an office lease in Elko County, Nevada, office equipment and furniture, fixed assets associated with the Viper project and all relevant technical information, reports, data and studies associated with the Viper project) (collectively, the “Viper Assets”). The purchase price to be paid for the Viper Assets will be Fronteer’s cost for the Viper Assets (which Fronteer and Pilot agree to be equal to their fair market value) and will consist of a cash payment by Pilot USA to Fronteer USA of US$318,150. In connection with the sale of the Viper Assets to Pilot USA, Fronteer USA will also assign to Pilot USA all contracts related to such assets and Pilot USA will assume the obligations thereunder.

Pilot Holdings Inc. (“PHI”) — The Turkish Properties

Prior to the Meeting Date, Fronteer Holdings Inc. (“FHI”) and PHI will enter into a share purchase agreement (the “FII Share Purchase Agreement”) which will take effect two days prior to the Effective Date. Pursuant to the FII Share Purchase Agreement, FHI will sell to PHI, a wholly-owned subsidiary of Pilot Gold, all of the issued and outstanding shares of FII for a purchase price equal to the fair market value of the shares (which is currently estimated to be approximately $52 million and which value will be finalized prior to the Effective Date). As a result of such purchase, PHI will indirectly acquire all of FII’s 40% interest in the Turkish Properties and a 100% interest in three other prospective properties in Turkey. Shortly following the acquisition by PHI of all of the issued and outstanding shares of FII, the name of FII will be changed to Pilot Investment Inc.

Pilot Gold — Rae Wallace Securities and Residual Assets and Liabilities

Prior to the Meeting Date, Fronteer and Pilot Gold will enter into an agreement (the “Fronteer Agreement”) which will become effective two business days prior to the Effective Date. Pursuant to the Fronteer Agreement, (i) Fronteer will sell to Pilot Gold 2,000,000 common shares and 1,000,000 share purchase warrants of Rae Wallace and an option agreement with Rae Wallace pursuant to which Pilot Gold will acquire a right to earn a 51% interest in up to two properties that Rae Wallace currently owns or may acquire within a 25,300 km2 area of interest (collectively, the “Fronteer Purchase Assets”); and (ii) Fronteer will transfer to Pilot Gold the sum of (X) Cdn$10,000,000, less any Cash Call Payments (as defined in the Circular) and (Y) the cash amounts required to fund the acquisition of the Fronteer Gold Properties and Fronteer Gold Assets described above (collectively, the “Fronteer Cash Payment”). See “— Funding for the Acquisitions” below. In consideration for the foregoing, Pilot Gold will issue Pilot Gold Shares to Fronteer, and assume all of the liabilities of Fronteer or any of its subsidiaries that pertain to, or arise in connection with, the operation of the Pilot Gold Properties, including all Indemnified Liabilities (as such term is defined in the Arrangement Agreement) and any benefit plans relating to certain employees of Fronteer and its subsidiaries who have agreed to become employees of Pilot Gold. Pursuant to the terms of the Arrangement Agreement, Pilot Gold will also become the owner of a 40% beneficial interest in the Dededagi exploration property in Turkey which is currently held by Fronteer.

In connection with the Fronteer Agreement, Fronteer and Pilot Gold will enter into such additional agreements as are necessary to enable Fronteer to assign, convey and transfer to Pilot Gold the Pilot Gold Assets relating to the Fronteer Purchase Assets (including an office lease in Vancouver, British Columbia, office equipment and furniture, and the fixed assets and technical information, reports, data and studies included in the Pilot Gold Assets and associated with the Fronteer Purchase Assets). In addition, Fronteer will assign to Pilot Gold the contracts entered into with respect to the Fronteer Purchase Assets and Pilot Gold will assume the obligations of Fronteer thereunder.

Pursuant to the Arrangement Agreement, Pilot Gold has covenanted and agreed that, following the Effective Time, it will indemnify Newmont, Newmont Sub, Fronteer and its subsidiaries from all losses suffered or incurred by such indemnified party as a result of or arising directly or indirectly out of or in connection with an Indemnified Liability. Pilot Gold will remain liable under this indemnity for six years following the Effective Date, or until 60 days after the end of the relevant statutory limitation period in respect of claims for taxes. See in this Appendix “E”, “Risk Factors — Indemnified Liability Risk”.

Funding for the Acquisitions

A portion of the Fronteer Cash Payment will be used by Pilot Gold to subscribe for shares of Pilot USA and Pilot Holdings Inc. who, in turn, will use the proceeds from such share subscriptions to acquire the Additional Nevada Eagle Assets, the Viper Assets and the FII Shares, as described above. The remaining portion of the Fronteer Cash Payment will be used by Pilot Gold to carry out the business objectives of Pilot Gold set out under the heading “Description of the Business — Business Objectives and Operations”. See also “Available Funds and Principal Purposes — Available Funds”.

Upon the effectiveness of the transactions described above and completion of the Arrangement, it is expected that approximately 80.1% of the Pilot Gold Shares will be owned by former Fronteer Securityholders (other than Dissenting Shareholders) and Newmont or one of its affiliates will hold the remaining approximately 19.9% of the then issued Pilot Gold Shares. See in this Appendix “E”, “Principal Shareholders of Pilot Gold — Rights and Obligations of Newmont Regarding Pilot Gold Shares”. In addition, Pilot Gold will have approximately $9.64 million in cash (representing Cdn$10 million less anticipated Cash Call Payments) to pursue the exploration of the Pilot Gold Properties and the acquisition of other exploration properties. See in this Appendix “E”, “Available Funds and Principal Purposes”, “Description of Share Capital of Pilot Gold” and “Principal Shareholders of Pilot Gold”.

Environmental Regulation

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Compliance with such legislation can require significant expenditures or result in operational restrictions. Breaches of such requirements may result in suspension or revocation of necessary licenses and authorizations, potential civil liability and the imposition of fines and penalties, all of which might have a significant negative impact on the Corporation. See in this Appendix “E”, “Risk Factors — Environmental Risks and Hazards”. The Corporation intends to maintain a policy of operating its business in compliance with all environmental regulations.

Employees

As of the date of the Circular, Pilot Gold has one employee. At the Effective Time, the Corporation expects to have 17 full time employees in Canada, the United States and Turkey. With the exception of the Corporation’s Chief Financial Officer, all Pilot Gold employees will be former employees of Fronteer.

Pilot Gold believes that its success is dependent on the performance of its management and key employees, many of whom have specialized knowledge and skills relating to the precious metals exploration business. Pilot Gold believes it will have adequate personnel with the specialized skills required to successfully carry out its operations. See in this Appendix “E”, “Risk Factors — Key Executives”.

Pilot Gold has agreed not to solicit certain individuals that will be employees of Newmont and its affiliates following the Effective Time. See in the Circular, “The Arrangement — The Arrangement Agreement — Covenants of Pilot Gold”.

Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Corporation competes with a number of other entities in the search for and the acquisition of productive mineral properties. In particular, there is a high degree of competition faced by the Corporation in Canada and elsewhere for desirable mining property interests, suitable prospects for drilling operations and necessary mining equipment, and many of these companies have greater financial resources, operational experience and/or more advanced properties than the Corporation. As a result of this competition, the Corporation may be unable to acquire attractive properties in the future on terms it considers acceptable or at all.

The ability of the Corporation to acquire and explore additional properties depends on its success in exploring and developing its existing property interests and on its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Corporation may affect the marketability of any minerals mined or discovered by the Corporation. See in this Appendix “E”, “Risk Factors — Competition”.

Area of Interest Limitations on the Business

Pilot Gold has also made certain covenants in the Arrangement Agreement that affect its ability to acquire and explore additional properties. Until the fifth anniversary of the Effective Date, none of Pilot Gold or its subsidiaries will, without Newmont’s prior written consent, stake, lease or otherwise purchase or acquire or become entitled to acquire, directly or indirectly, alone or in concert with any other Person, any interest whatsoever in real property, land rights, surface rights, water rights or any mineral concessions, leases, claims or other form of mineral rights whatsoever, any part of which lies within the boundary of, or within five miles of the perimeter of, any of the Fronteer Mining Properties comprising the Long Canyon Property, the Sandman Property and the Northumberland Property, and if Pilot Gold or any of its subsidiaries acquires any such interest in contravention of the foregoing, Pilot Gold will notify Newmont and will hold such interest in trust for Newmont and promptly convey such interest to Newmont at no cost.

Pilot Gold has also covenanted and agreed that, until the first anniversary of the Effective Date, none of Pilot Gold or its subsidiaries will, without Newmont’s prior written consent, stake, lease or otherwise purchase or acquire or become entitled to acquire, directly or indirectly, alone or in concert with any other Person, any interest whatsoever in real property, land rights, surface rights, water rights or any mineral concessions, leases, claims or other form of mineral rights whatsoever, any part of which lies within the boundary of, or within two miles of the perimeter of, any of the Fronteer Mining Properties (other than the Long Canyon Property, the Sandman Property or the Northumberland Property), and if Pilot Gold or any of its subsidiaries acquires any such interest in contravention of the foregoing, Pilot Gold will notify Newmont and will hold such interest in trust for Newmont and promptly convey such interest to Newmont at no cost.

Market Trends

The Corporation’s financial success will depend upon the extent to which it can discover mineralization and the economic viability of developing its properties. Such development may take years to complete and the resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by the Corporation is largely dependent upon factors beyond the Corporation’s control, such as the market value of the commodities produced.

There are significant uncertainties regarding the price of gold and other minerals and the availability of equity financing for the purposes of mineral exploration and development. The Corporation’s future performance is largely tied to the development of its current mineral property interests and the overall financial markets. Current financial markets are likely to be volatile in Canada well into 2011, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. As well, concern about global growth has led to sustained drops in the commodity markets. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing/raising funds. Companies worldwide have been affected negatively by these trends. As a result, the Corporation may have difficulties raising equity financing for the purposes of mineral exploration and development, particularly without excessively diluting present shareholders of the Corporation. With continued market volatility and slower worldwide economic growth, the Corporation’s strategy is to continue exploring the Regent Property, financing the ongoing exploration of the Turkish Properties and seeking out other prospective resource properties to acquire until the capital markets stabilize. The Corporation believes this focused strategy will enable it to meet the near-term challenges presented by the capital markets while maintaining the momentum on key initiatives. These trends may limit the Corporation’s ability to develop and/or further explore the Regent Property, the other Pilot Gold Properties and/or other property interests acquired in the future.

Apart from these and the risk factors noted under the heading “Risk Factors”, management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Corporation’s business, financial condition or results of operations.

PRINCIPAL PROPERTIES

If the Arrangement is completed, Pilot Gold will, directly or indirectly, acquire the interest of Fronteer and certain of its subsidiaries in the Pilot Gold Properties. Of these properties, management of Pilot Gold considers the Regent Property, the Halilaǧa Property and the TV Tower Property to be material for the purposes of NI 43-101. These properties are discussed in more detail below.

The Regent Property

The information in this Appendix “E” with respect to the Regent Property is extracted from a technical report dated January 4, 2011 pertaining to the Regent Property (the “Regent Report”) that was commissioned by and prepared for Pilot Gold by Paul Klipfel Ph.D, Consulting Economic Geologist, CPG# 10821, in compliance with NI 43-101. Mr. Klipfel visited the Regent Property on October 18, 2010, and had previously visited the property on March 13, 2005 for a field visit for the purpose of preparing a NI 43-101 report for Keegan Resources Inc. Mr. Klipfel is a “Qualified

Person” and considered “independent” as both those terms are defined in NI 43-101. See in this Appendix “E”, “Interests of Experts”. He is referred to below as the “author” of the Regent Report.

A copy of the entire Regent Report may be inspected by Fronteer Securityholders at the registered office of Fronteer at 1055 West Hastings Street, Suite 1650, Vancouver, British Columbia, V6E 2E9 during normal business hours prior to the Meeting, or at the Meeting. It can also be accessed under Fronteer’s profile on SEDAR at www.sedar.com. Following completion of the Arrangement, the Regent Report will be filed electronically with regulators by Pilot Gold and will be available for public viewing under Pilot Gold’s profile on SEDAR at www.sedar.com.

Area and Location

The Regent Gold Project is located in Mineral County Nevada, approximately 60 km southeast of Fallon, Nevada at 39o 02’00“N, 118o 25’10“W (Zone 11S, 377100, 4321500) (Figure 1). The property consists of 110 unpatented mining claims held by Pilot Gold, and acquired from Fronteer through its wholly owned subsidiary company, Nevada Eagle Resources LLC (NER), covering 2272 acres (919.74 ha). The property is under the jurisdiction of the U.S. Bureau of Land Management (BLM). The regional office of the BLM responsible for the Regent Property is located in Carson City, Nevada.

Figure 1 – Regent Property Location

The property is part of the greater Rawhide District which used to be known as the Regent District as gold-silver mineralization was first discovered in the area at the Regent Property (Black, et al., 1991; Tingley, 1998). With the discovery and development of more extensive gold-silver mineralization at Rawhide in the early 1900’s, the name shifted to Rawhide District. The property lies 3 km northwest of the Rawhide Mine open pit gold-silver mine that was operated by Kennecott Rawhide Mining Company (“KRMC”) from 1990 to 2003.

The claims cover a semi-rectangular area with widespread silicification, quartz-sericite and argillic alteration, brecciation and quartz veining in volcanic rocks. Numerous past workings ranging from exploration pits to substantial shafts are scattered across the property. The claim block straddles exposed bedrock in the property’s southern half and gives way to alluvial cover in the northern part.

Claims and Agreements

All 110 claims that comprise the Regent Property are owned by Pilot Gold, through its wholly owned subsidiary Pilot Gold USA Inc. They were obtained from Fronteer Gold Inc. (“Fronteer”) in December 2010 through a series of transactions by which 5 properties including the Regent Property were transferred to Pilot Gold USA Inc. in exchange for an equity stake in Pilot Gold Inc.

Fronteer obtained the claim block in April 2010, among others, through the acquisition of NER, a wholly owned subsidiary of Gryphon Gold Corp. (Gryphon Gold), in April, 2010 through a purchase agreement with Gryphon Gold. NER is now a wholly owned subsidiary of Fronteer and was the holder of record for the Regent claims. The claims are unencumbered and there are no royalties or other encumbrances outstanding.

Unpatented federal mining claims require initial location with a discovery monument along with corner and side center posts to demarcate the claim. Claim documentation is filed with the BLM and with the county. A maintenance fee of $140 per claim is required annually by September 1 each year along with recordation at the BLM and Mineral County recorders office. All claims are current and remain valid until September 1, 2011. Holding costs for 2010 through 2011 are estimated to be approximately $25,933. Although independent verification and validation of all claims, filings and ground location has not been undertaken by the author, spot checks in the field for the presence of claim and discovery posts revealed their presence and accurate location for numerous corners and location monuments.

Under the Mining Law of 1872, claim holders have the right to explore, develop, and mine minerals subject to surface management regulations of the BLM.

Permits and Environmental Requirements

The Regent Property has undergone significant surface disturbance for over 100 years. Features include historic exploration pits, shallow prospecting shafts, inclined shafts, underground workings from the early to mid 1900’s, extensive reclaimed drill roads and pads (~1980 — present), numerous dirt tracks and a small heap leach pile with accompanying lined catchment and settling ponds. There is no information available concerning the leach pile and associated ponds, but they are thought to be pre- 1980s based on verbal reports that they were there when KRMC began work at Rawhide in the early 1980s. Pilot Gold is not responsible for reclamation of past disturbance.

New exploration activity in excess of five acres of surface disturbance by Pilot Gold will require a bond for reclamation assurance and a detailed plan of operation submitted to and approved by the BLM if mechanized earth moving equipment and drill rigs are used and more than 5 acres is disturbed in the course of constructing drill roads and pads.

Notification of operations is required for work that disturbs less than 5 acres. All ground disturbed by Pilot Gold must be reclaimed. Approval for notice level work typically takes not less than 4 weeks.

The author is not aware of any other permits that Pilot Gold needs or is in progress of obtaining at this time. If future work requires surface disturbance in excess of 5 acres, BLM permission will require environmental and cultural assessment.

There are no known environmental liabilities on the Regent Property other than reclamation of ground disturbed by Pilot Gold as part of planned exploration.

Accessibility, Climate, Infrastructure and Physiography

Access to the Regent Property is via paved highway along US 50 for 51 km from the regional community of Fallon, and then south 32 km along state route 839. Local access from the highway is via 6 km of northwest travel along an all weather graded dirt road past the Rawhide Mine. There are alternate access routes along poor quality dirt tracks. Access is also via paved state route 839 from Hawthorne 65 km to the south.

The Regent Property lies in desert country. Climate is dry and hot in the summer and cold in the winter. Temperatures range from −15oC to 40oC, with daytime temperatures ranging from −5oC in the winter to 40oC in the summer. Annual precipitation is 12 − 17 cm, falling predominantly in December through April. Major mines in the region operate 365 days per year.

There is no infrastructure at the Regent Property. Past infrastructure at the former Rawhide mine site has been largely decommissioned and removed. A 200 kV (kilovolt) power line passes within 10 km of the property.

The regional towns of Fallon (population ~10,000) and Hawthorne (population ~4,000) are the nearest population centers and both offer basic services and supplies. Hawthorne is the county seat for Mineral County and to a large extent is supported by the nearby Hawthorne Army Depot. Fallon is a local agricultural center and also hosts the U.S. Naval air station for pilot training.

Access to the region is via regular air service to Reno, Nevada and then via paved highway to Fallon (~100 km) or Hawthorne (~220 km).

The Regent Property is situated along a gentle to moderate north sloping area with gentle to moderate topographic relief at elevations of 1650-1800m (5600’). A series of north-northeast-trending knobs appears to be the locus of alteration and brecciation and are approximately at the center of the claim block. These knobs rise 50-60m (~200’) above the gently to moderately north-sloping surrounding erosional surface and alluvial plain. Slopes within the property are covered in shallow to moderate talus which grades down slope to alluvium. Where alluvium is shallow, underlying rocks outcrop in the bottom of washes

The countryside is dotted with sparse to moderate density sage and other desert type salt brush. Pinion pine and juniper are common trees at higher elevations, but there are no trees on the Regent Property. Wildlife consists of rabbits, small rodents, lizards, snakes, assorted birds such as quail, chukar, and a few birds of prey. There are no streams or surface water on the property.

History

Early prospectors discovered gold-silver veins in the Regent area in the late 1870’s but the area came to be known as the Rawhide District following the discovery of mineralization on Christmas day in 1906 at “Rawhide”, 2.5 km to the southeast. Within a few years, up to 10,000 people occupied the historical town of Rawhide southeast of Regent. Most of the historical mining in both the Rawhide and Regent areas took place during this time, by means of underground mining methods typical of this era. Mineshafts and adits from this period still exist on the Regent Property and were sunk on veins, some of which hosted high-grade gold and silver mineralization. By 1909, most of the easily accessible veins had been mined. By 1910, the population had dropped significantly and the final resident left in 1966. A total of 80,000 ounces of gold and 600,000 ounces of silver were mined in the district throughout these years. Only minor activity took place until the 1980’s. KRMC acquired the Rawhide property in 1982 (located 2.5 km southeast of the Regent Property) and began operations in 1990, pouring the first gold/silver doré bar in April of that same year. By the end of 2010, additional 1.56 M oz gold and 11.5 M oz silver had been recovered by traditional open pit — heap leach methods from the Rawhide deposit. Average life of mine grades for gold and silver at Rawhide are reported to be 0.96 g/t Au and 16.4 g/t Ag (Metals Economics Group — Mine Search). Gold and silver production continued after the close of active mining through residual heap leaching at Rawhide.

Exploration on the Regent Property during the 1980’s through 2000, was performed by Newmont Exploration Company (“Newmont”) and then KRMC. Both companies sought a bulk tonnage resource by drilling a total of 580 mostly shallow, vertical reverse circulation holes. Both Newmont and KRMC delineated small, open-pittable resources (non-NI 43-101 compliant) during their respective exploration tenures. KRMC dropped its Regent leases in 2001 due to low gold prices and its corporate decision to cease gold exploration in Nevada. Available drill hole data from these operators shows strong continuity of gold and silver mineralization in the subsurface both at depth and along strike, particularly in the area of the Regent Hill deposit where the programs were focused.

Regent Project Drill Hole Intercepts with ≥5 feet ≥5 g/t Au*

Hole	From (ft)	To (ft)	Width (ft)	Au_g/t	Ag_g/t	Hole	From (ft)	To (ft)	Width (ft)	Au_g/t	Ag_g/t

NRE-054	260	285	25	5.7	33.7	RK-2155	410	415	5	9.6	6.4
RK-2557	540	560	20	9.1	168.3	RK-2525	205	210	5	9.5	5.1
RK-1918	395	410	15	10.7	14.4	NRE-063	310	315	5	9.4	17.6
RK-2712	550	565	15	8.4	19.5	RK-2355	10	15	5	8.9	5.1
NRE-080	305	315	10	12.0	115.7	NRE-063	225	230	5	7.9	57.6
RK-2411	165	175	10	12.2	35.8	RK-1914	570	575	5	7.8	489.0
RK-2549	485	490	5	49.9	490.9	RK-1906	475	480	5	7.0	4.5
RK-2421	390	395	5	29.8	15.4	NRE-058	40	45	5	7.0	20.2
RK-1937	20	25	5	29.6	36.5	RK-2794	545	550	5	7.0	196.5
RK-2207	65	70	5	28.1	188.5	NRE-040	75	80	5	6.8	2.6
NRE-054	200	205	5	23.8	28.2	RK-2435	95	100	5	6.7	8.0
RK-2220	380	385	5	22.1	19.8	RK-1970	205	210	5	6.6	2.0
RK-2551	15	20	5	18.4	121.6	RK-2445	465	470	5	6.2	5.1
RK-2167	335	340	5	14.1	16.6	RK-2477	45	50	5	6.2	5.4
RK-1952	170	175	5	12.0	3.8	RE-002	25	30	5	5.9	24.3
RK-2196	150	155	5	11.2	34.0	RK-2201	10	15	5	5.5	2.2
RK-1914	15	20	5	10.4	9.3	RK-2194	110	115	5	5.3	6.4
RK-2434	280	285	5	10.0	6.1	RK-2550	25	30	5	5.2	86.4
RK-2431	265	270	5	9.8	15.7	RK-2045	20	25	5	5.1	14.1

*	The true widths cannot be reliably estimated until oriented core is drilled and the orientation of the veins better understood.

In 2002, Great Basin Gold examined the property and confirmed to their satisfaction the presence of high-grade mineralization in gold-silver, epithermal quartz veins. These veins were thought by Great Basin Gold to continue to depth based on high-grade gold-silver drill intercepts in the Newmont and KRMC databases. Based on this interpretation, Keegan Resources Inc. (“Keegan”) took an option on the property in 2005 and drilled four angled diamond drill holes to test for steep high-grade veins that might have been missed by vertical holes drilled by Newmont and KRMC. Keegan discontinued work on Regent in 2006 in favour of work on other properties.

In 2010, Fronteer acquired the Regent Property from the claim holder as part of a larger package of Nevada properties. In December 2010, Pilot Gold acquired the Regent Property as described above.

Geological Setting

The Regent Property is located along the northeast margin of the northwest trending Walker Lane lithologic, structural, and metallogenic belt that forms the western margin of the Basin and Range physiographic province. The Walker Lane is a zone of dextral deformation which absorbs and accounts for up to 25% of the deformation induced by westward movement of the North American Plate and northward movement of the Pacific Plate. The other 75% of deformation is accommodated along the San Andreas Fault system in California. Northwest-trending dextral faults are a hallmark of the Walker Lane. Basin and Range normal faults also overprint and complexly interact with the northwest dextral structures.

The primary lithologic units of the Walker Lane are mid Miocene volcanic rocks approximately 15 m.y. in age. These rocks formed when the current western margin of the Basin and Range Province was a volcanic arc analogous to the Cascade volcanic belt of current central Oregon. The Miocene volcanic belt is bounded to the west by the Sierra Nevada mountain range, which is mostly underlain by the Mesozoic age Sierra Nevada Batholith, and to the east by a series of progressively older sedimentary allochthons that constitute the host rocks for the sediment hosted gold deposits in the Eureka-Battle Mountain and Carlin trends.

The Walker Lane is also known as the host for prolific Au-Ag epithermal deposits of both low and high sulfidation type, the former being most common in the north and the latter most common to the south. Among these deposits are the giant and well-known Round Mountain and Comstock Lodes with >13M and 8 M ounces of Au production respectively. Other multimillion ounce gold and silver deposits of the Walker Lane include Paradise Peak, Manhattan, Tonopah, Bullfrog, Silver Peak and Goldfield.

The Regent Property is underlain by a series of ~15 m.y. intermediate composition volcanic flows, pyroclastic sequences, and volcaniclastic sediments intruded by related dacite to rhyolite flow-dome complexes. The entire assemblage has undergone extensive hydrothermal alteration, brecciation, and mineralization. Local breccia bodies and faults appear to have provided conduits for mineralizing hydrothermal fluids. Later Basin and Range normal faults have cut and offset portions of the system.

The most common fault and vein orientations on the property, as indicated by Great Basin and Keegan mapping, are NNE, NNW and ENE with dips predominantly steep and to the northwest, northeast, and north respectively. Field relations indicate down-dip normal movement along these faults. Strike-slip offset has not been observed at Regent, but north-south right lateral strike-slip faults are documented at Rawhide (Gray, 1996) 2.5 km to the southeast. Higher grade zones and veins in the Rawhide deposit strike north and northeast (Black et al., 1991). Veins and low-grade mineralization at Regent displays NNW, NE and ENE trends and are interpreted to be associated with the most common structural orientations as described above.

Mineralization

Gold mineralization at Regent is of the low-sulfidation epithermal type as described by Cooke and Simmons (2000) and occurs in stockwork and discreet veins and disseminated through porous tuffaceous rocks. Known gold mineralization at Regent is associated with chalcedonic, quartz, breccia, and quartz-adularia veins and veinlets, as at Rawhide. The sulfide content associated with gold mineralization is typically = 5% by volume and consists mostly of pyrite, but arsenopyrite and stibnite may be present in minor amounts. No ore petrography studies have been done for Regent. However, gold at Rawhide reportedly occurs as electrum and silver occurs in electrum and as chloride, sulfide and selenide compounds (Black et al., 1991). This is typical in low-sulfidation epithermal systems and by analogy, is likely to be the case at Regent also. Examination of the Ag:Au ratio in surface samples collected by Great Basin indicates an approximate 10:1 abundance of silver over gold, which is characteristic of epithermal systems.

Extensive quartz-sericite and argillic alteration along with silicification and brecciation are present throughout the Regent area, and are key alteration types associated with low-sulfidation epithermal mineralization. Gold mineralization is closely related to smaller areas of silicification, some of which appear to be concealed by overlying intense argillization. The extent of argillic alteration decreases with depth and propylitic alteration becomes more common, resulting in more competent host rocks ideal for vein propagation. This pattern is consistent with low-sulfidation epithermal systems.

Auriferous veins at Regent trend NNW, NNE, and ENE along prominent structures with common orientation. ENE normal faults cut the Regent Property with down-to-the-north post mineral ’stair step’ offsets. Along the northern portion of the Regent Property, up to 150m of post-mineral gravels overlie volcanic rocks and gold mineralization intersected in past drilling. Alteration patterning supports an interpretation that deeper portions of the system occur in fault blocks that sit at structurally higher levels to the south. Exposed quartz veins with restricted alteration selvages are exposed to the south (deep) and extensive high level advanced argillic alteration is present in the north.

Gold-bearing, banded and bladed quartz vein boulders are present in alluvium in the north-central portion of the Regent Property. Samples of these vein boulders by Great Basin, Craig Bow, (geological consultant to Fronteer), and the author yielded gold values up to 128 g/t Au. Some of these quartz vein boulders have been stockpiled by past prospectors, but others appear to be in their natural location in the alluvium. Their source is not known, but inferred to be derived from the southern part of the Regent Property.

In an effort to understand the subsurface distribution and continuity of mineralization, Pilot Gold has used historic drill data to construct isotropic shells using Leapfrog software for drill intercepts = 0.01 ounces per ton Au (~0.34 g/t Au). The results indicate two possible components to the architecture of mineralization: 1) low angle stratabound disseminated mineralization near the surface, and 2) shallow to moderate north-plunging and west-dipping, possible stratabound vein mineralization in underlying strata. Pilot Gold intends to use this information to assist in selecting drill targets.

At the property scale, gold and silver mineralization is strongly tied to a series of north, northwest and northeast trending faults. At the deposit scale, these structures exert variable degrees of local control on the mineralization and complement or compete with stratigraphic controls that show different orientations in different host rocks.

In Tertiary andesites, mineralized zones can be correlated from drill hole to drill hole, and generally show a moderate (~45 degrees) dip to the west, parallel to the volcanic stratigraphy. This orientation predominates north of Regent Hill and at depth beneath Regent Hill.

Where mineralization is hosted within the overlying Tertiary tuffs and intrusive felsic porphyritic units, mineralized zones do not exhibit a tight structural control with a preferred orientation, rather mineralization is disseminated throughout the host rocks, with an overall tabular to irregular and shallow dipping outline.

Exploration

Pilot Gold has not conducted any exploration activities on the Regent Property. This report is a technical report on the property as Pilot Gold’s property of merit. Prior to Pilot Gold’s involvement, parent company Fronteer conducted data compilation and review along with initial soil and rock sampling.

Drilling

Pilot Gold has not conducted any drilling on the Regent Property to date.

Sampling Method and Approach

The sampling procedures of Newmont and KRMC are not known as data on their exploration activities is not available. However, both companies are reputable international mining and exploration companies known for their industry standard practices. Sampling of core by Newmont as examined by the writer is consistent with standard industry practices for sample tagging, interval selection, and sawing of core. Samples were collected at 5 foot intervals for the entire length of the two holes observed by the writer (NRE 97 and 98). QA/QC samples or results of any such samples are not known as no data for this part of their work is available.

Surface and core sample procedures for Keegan are not known. It is understood by the writer that no QA/QC protocols were adopted by Keegan for their initial work at Regent. Core drilled by Keegan has been split and only selectively sampled at geologic intervals up to 5’ based on visual estimation of possible mineralization present in macroscopic veins (personal communication; former Keegan staff). In some cases, composite intervals reported in data made available to the writer by Pilot Gold did not match the sampled intervals in the core box. This observation has been reported to Pilot Gold and the recommendation made that they resample and reanalyze this core.

Pilot Gold has not undertaken any sampling on the Regent Property.

Sample Preparation, Analyses and Security

The sample preparation, analysis, and security performed on samples by Newmont, KRMC, Great Basin, and Keegan are not known and information on this matter is not available. It is known that KRMC assayed their drill samples at the KRMC Assay Lab and at Rocky Mountain Laboratories, both accredited labs at the time they performed the assays. In all cases, samples were analyzed for gold and in some cases, other elements also. The nature of the results indicates that gold analyses were by fire assay (as opposed to AAS, or MS techniques) although the exact assay procedures are not known.

There are no sampling procedures to report for Pilot Gold, as no samples have been collected by Pilot Gold.

Data Verification

The writer of this report collected 12 samples from the field and of core observed in core storage in Elko NV. Three field samples (PKR 1-3) do not duplicate past sampling, but instead were collected to test the possible tenor of mineralization that can be obtained on past mine dumps and in exposures in historic exploration pits. Three samples is a limited test of the Regent system, but does demonstrate that gold is present in veins that were mined historically. Two samples were collected (PKR 4 and 5) to test the reproducibility of samples collected by Fronteer consultant C. Bow. Seven samples were collected from core from two Keegan drill holes and one Newmont drill hole.

Results for these samples indicate that gold is present in dump samples and outcrop verifying the presence of gold in vein material at Regent at grades described by previous workers. One sample that repeats Fronteer sampling concurs well (PKR-4). The other sample (PKR-5) does not, but this may be easily explained by the collection of rock material different to that in the original sample. Three samples of core demonstrate good reproducibility, one of which shows reasonable reproducibility and three samples show very poor reproducibility in both positive and negative directions, a characteristic of variance common to gold deposits. No systematic error is observed.

Mineral Processing And Metallurgical Testing

KRMC undertook preliminary metallurgical testing in 1997. PQ core from the Regent Property was crushed and two rock types tested in bottle roll and column tests. Overall, recoveries were similar with 68% gold and 30% Ag recovered.

Tst and Tlp lithologies were crushed to 3/4 “ and 3/8” , results were relatively insensitive to crush size and rock type, with recoveries ranging from 58% to 73% for gold and 25% to 41% for silver. Arsenic and mercury were found to be present, but were deemed unlikely to interfere with metallurgical processes. Information is historic and at the time of testing was preliminary in nature. A Qualified Person has not reviewed the testing methods or results. This information is presented as historic data for the project.

Pilot Gold has done no mineral processing or metallurgical testing work.

Mineral Resource and Mineral Reserve Estimates

Pilot Gold has done no exploration work that could be used as the basis for resource or reserve estimation.

Interpretations and Conclusions

Exploration at Regent should aim to improve geologic understanding of lithologic and structural relations and how they have interacted with hydrothermal fluids and to host mineralization. The nature of breccia bodies and spatial association with interpreted flow-dome complexes suggests that a search for diatremes within the volcanic strata could be fruitful as these features commonly host mineralization. East-northeast striking faults appear to have rotated blocks of mineralization and host lithologies to a northerly or northwesterly dipping configuration. Geophysical work in conjunction with 3-dimensional modeling of the base of alluvium and lithologic units will likely provide a solid framework for targeting new drill holes.

Pilot Gold plans to undertake an aggressive two-phase exploration program in the search for both low-grade bulk-mineable and high-grade vein mineralization. This work will be funded by proposed expenditure of C$1.93M for a Phase 1 program followed by proposed expenditure of C$3.33M for a Phase 2 program, as warranted from the results gained during Phase 1 work (Table 1). The Phase 1 program will consist of geologic and alteration mapping, ground geophysics (magnetic, IP, and possibly EM), RC drilling (2,000m) and diamond core drilling (3,000m), and initial metallurgical work. A Phase 2 program will build on results and increase RC and diamond core drilling by an additional 6,000m and 6,000m, respectively.

Mapping and geophysical work will help define structural controls on mineralization and locate areas of sulfide-bearing mineralization. The RC and diamond drilling will be used for exploration purposes and for resource and in-fill drilling. This drilling will test new targets as well as validate previous drilling. It is intended that drilling will be sufficient to enable a NI 43-101 compliant resource estimation using new data and validated existing data. Assessment of historic data by a Qualified Person and conducting tests that will validate past data should be a priority. Initial metallurgical test work consisting of bottle rolls and column leach testing will be incorporated into the program.

In the Phase 1 program, Pilot Gold intends to test the main Regent Hill area, the high grade gold intervals to the North of Regent Hill along the Broadway structural corridor, and the West Basin target, defined by the high grade results in drill holes RK-2557, RK-2712 and RK-2794. Of the Phase 1 meterage, it is anticipated that approximately 75% will be dedicated to Regent Hill and the Broadway zone, with the remaining 25% being dedicated to the West Basin area.

The Phase 2 program will commence in 2012 pending positive Phase 1 results. The Phase 2 program will consist primarily of an expanded RC exploration drilling (6,000m) program and an aggressive infill diamond core drilling (6,000m) program to advance any resource identified in Phase 1. It is anticipated that some drilling could be dedicated to testing high grade vein mineralization at depths greater than 300m. Given favourable results, Pilot Gold should endeavor to produce a resource estimate in Q3-Q4 2012.

Pilot Gold plans to conduct hydrological and environmental baseline studies as a basis for any potential future economic and permitting assessments.

Table 1
Regent Exploration Budget

Budget Item	Phase 1 (000$)	Phase 2 (000$)

Admin/G and A	752	900
Geochemistry/assays	162	450
Drilling	725	1,750
Geophysics	25	0
Land and Legal	125	30
Environmental	45	140
Metallurgical Studies	22	40
Resource Estimation and Modeling	10	0
Contingency	60	20
TOTAL (Cdn$)	1,926	3,330

The Halilaǧa Property

Except as otherwise stated herein, the following disclosure relating to the Halilaǧa Property is based on information derived from the updated technical report entitled “Technical Report on the Halilaǧa Exploration Property, Çanakkale, Western Turkey”, dated February 15, 2011, prepared by Ian Cunningham-Dunlop (the “Halilaǧa Technical Report”). Ian Cunningham-Dunlop, the Vice-President, Exploration of Fronteer, is the designated “Qualified Person” (as defined under NI 43-101) for the Halilaǧa Technical Report upon which the scientific and technical information reproduced in this Appendix “E” is based. Readers are directed to and encouraged to review the Halilaǧa Technical Report, which can be reviewed in its entirety under the Fronteer profile on SEDAR at www.sedar.com and which qualifies the following disclosure. Following completion of the Arrangement, the Halilaǧa Technical Report will be filed separately with Regulators by Pilot Gold and will be available for public viewing under Pilot Gold’s profile at www.sedar.com. The following summary is not exhaustive. The Halilaǧa Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The Halilaǧa Technical Report contains the expression of the professional opinion of the Qualified Person based upon information available at the time of preparation of the Halilaǧa Technical Report. The following disclosure, which is derived from the Halilaǧa Technical Report, is subject to the assumptions and qualifications contained in such report.

Property Description and Location

Fronteer maintained numerous properties held in joint venture partnership with Teck Madencilik San.Tic.A.S. (“TMST”) in the Biga Peninsula area of north-western Turkey. The Halilaǧa Technical Report is limited to the Halilaǧa group of tenements. The main area of interest — the Kestane porphyry Cu-Au zone is located at 483200E 4419200N UTM Central meridian 27 (ED50 datum) in the central part of the tenement group.

During 2004, Fronteer signed a letter of intent with TMST to acquire a 100% interest in five gold properties located in Western Turkey. Fronteer completed its technical due diligence and on April 27, 2004, May 6, 2004 and October 19, 2004, signed Letters of Agreement on three properties: the Aǧi Daǧi Property, the Kirazli Property, and the Biga Properties respectively.

Under the terms of the option agreements, Fronteer was required to issue to TMST a total of US$500,000 worth of its shares upon signing, allocated as to 300,000 common shares to the Aǧi Daǧi property, 200,000 to the Kirazli property and 111,930 to the Biga Properties. Subsequent to December 31, 2004, Fronteer issued the shares required for the Biga Properties, completing its initial commitment to issue shares.

To earn a 100% interest in the Biga Properties, Fronteer was required to incur US$2,000,000 on exploration over four years, with a first year firm commitment of US$200,000. TMST notified Fronteer of its decision to exercise its right to earn back its 60% interest in Halilaǧa on November 30, 2006, prior to Fronteer completing its earn in requirements by December 1, 2007, giving TMST a 60% interest in the property. Total expenditure by TMST from November 30, 2006 to December 31, 2008 is US$4,718,042 (Ceyhan, 2009). TMST declined to earn an additional 10% interest in the Halilaǧa Project at a decision point on December 31, 2009.

The Halilaǧa project consists of 15 licences totalling 7,230.17 hectares. Three licences (AR-83814, AR-84288, and AR-84289) reached their five year limit as exploration licences in November 2007. Applications were submitted by TMST at that time to convert them into exploitation licenses. Government inspectors from the Turkish Mining Bureau visited the site on March 14, 2009 to collect rock samples and start the conversion process. TMST expects the new licenses to be in hand by mid to late April 2011. The author of the Halilaǧa Technical Report is not aware that the properties have been surveyed, or that there is a requirement to do so. Mineralised zones are shown on figures and maps accompanying the technical report. There are no known mineral resources, mineral reserves, mine workings, existing tailing ponds, waste deposits or important natural features and improvements.

The author of the Halilaǧa Technical Report is not aware that the properties are subject to environmental liabilities other than those attached to drill site permits that have been, or may be issued in the future.

As background, Pilot Gold (Fronteer) has provided the following information on the requirements to provide an Environmental Impact Assessment (“EIA”). An EIA must be filed for mining operations at Operation Stage Licenses within the following classes of land: forestry areas, hunting areas, special protection areas, national parks, agricultural areas, cultural protection areas, coastal areas, and tourism areas. The Halilaǧa Property lies within forestry land and an EIA is not required to be lodged until after the drilling stage. Drilling, as defined by the relevant environmental regulations, does not require EIA reporting.

Upon grant of the forestry permits for drilling, the author is not aware of other permits that must be acquired to conduct the work proposed for the property.

Through an arrangement agreement between Pilot Gold, Fronteer and Newmont Mining Corporation, Pilot Gold will own 40% of the share capital of ‘Truva Bakir’. TMST owns the remaining 60%.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Halilaǧa Property is located 40 kilometres southeast of the city of Çanakkale between the villages of Halilaǧa and Muratlar on the Biga Peninsula, North-western Turkey. Access to the property is afforded by a series of good forestry roads from both these neighbouring villages.

The property is situated on a topographic high trending in an E-W direction for a distance of 4 kilometres with the Kestane porphyry located on the northern flank of the hill. The highest elevations on the property are around 550 metres with the Kestane zone occurring at an elevation of around 350 metres.

The Biga Peninsula has fertile soils and a Mediterranean climate with mild, wet winters and hot, dry summers. Temperatures range from 15 to 35 degrees Celsius in the summer season and -10 to 10 degrees Celsius in the winter months. The annual rainfall is approximately 30 centimetres, generally falling as mixed rain and snow in late fall and winter. Year-round access to the properties for field exploration is unrestricted due to weather; however, snow falls during winter may restrict vehicle movement.

The region is well-serviced with electricity, transmission lines and generating facilities, the most significant being a large coal-fired power plant outside the Town of Çan. Population and agricultural activity is concentrated in the valleys, while most areas of active exploration are located in highlands which are predominantly forested and owned by the state.

Local labour is employed from nearby villages. There is no exploration infrastructure located within the properties.

No assessment of the sufficiency of surface rights for mining operations, the availability and sources of power, water, mining personnel, potential tailings storage areas, potential waste disposal areas, heap leach pad areas and potential processing plant sites has been undertaken.

History

The government General Directorate of Mineral Research and Exploration of Turkey (MTA) conducted a regional scale exploration program over the Biga Peninsula between 1988 — 1991. In the vicinity of the Halilaǧa village, MTA located zones of silicification and argillic alteration north of Halilaǧa (Halilaǧa North). Samples returned gold values (> 0.5 g/t gold in rock). MTA drilled 2 core holes:

•	MJTC-16 intersected 0.58 g/t gold over 13.85 metres.

•	MJTC-17 did not intersect any significant mineralization.

In 1997, TMST collected several rock chip samples from silicified outcrops at Halilaǧa North and at Kumlugedik Hill. The highest grade sample from Halilaǧa North returned 1.17 g/t gold and the highest grade sample from Kumlugedik contained 2.2. g/t gold.

In 1998, a total of 293 soil samples were collected from the Kunk-Kumlugedik lithocap. The anomalous gold in soil results highlight zones east of Kumlugedik and Guvemtasi Hills.

The author is not aware of any previous mineral resource or reserve estimates or mineral production from the property.

Geological Setting

The Halilaǧa Property is located in the south central part of the Biǧa Peninsula in Northwestern Turkey. Basement rocks of the Biǧa Peninsula consist of Paleozoic metamorphic rocks and Mesozoic mélanges of eclogites, clastic and carbonate lithologies. Examples of these lithologies occur within, or immediately outside, the mapped areas. Granitic and granodiorite intrusives cut the basement rocks and are overlain by calc-alkaline and alkaline volcanics ranging in age from 45 to 20.3 Ma. The region is dominated by a Miocene andesitic volcanic suite, which includes andesite, latite, dacite, rhyodacite lava dome facies, and volcaniclastic sequences, including ignimbrites, all related to partial melting of the crust during north-south compression and crustal thickening, and later extension. At Halilaǧa, the andesites are interpreted to be volcanic to sub-volcanic, with an overlying and intercalated sheet, or sheets, of varying tuff units, now present only as silicified cap remnants at higher elevations.

The Halilaǧa area is mainly underlain by post-basement volcano-sedimentary sequences of Oligo-Miocene age. The basement consisting of schists and carbonates outcrop in the southeast of Bakrlk area. The grandioritic batholith intrudes into the basement rocks including carbonates and generates metasomatism and skarnification. Kestane porphyry emplaced into volcano-sedimentary sequence meanwhile causes hornfels halos around the Kestane area. Geological units detected on the Halilaǧa Property include colluvium, polymict-conglomerates, quartz porphyry, volcanics/sub-volcanics, andesitic tuffs, quartzites and carbonates, and schistose basic volcanics and sediments. Alteration on the site includes propylitic/sub-propylitic, argillic, advanced argillic (quartz-alunite), silica-pyrite, silicic, phyllic and potassic.

Three major structural trends for the region are: Northeast-Southwest, East-West, and Northwest-Southeast. Northeast-Southwest fault zones are horsetail splays of the right lateral North Anatolian Fault System. In the Biǧa region, the splays also exhibit a component of vertical movement and form Horst and Graben features. East-West and Northwest-Southeast faults appear to have the dominant structural control on the Halilaǧa mineralization.

The Halilaǧa Property is interpreted to be a single widespread mineralized system containing porphyry-related high-sulphidation style gold and copper-gold mineralization. The key feature of the property is an 8-kilometre long arcuate magnetic high anomaly with coincident gold/copper in soil/rock anomalies and IP/Resistivity anomalies. This magnetic feature is host to the Kestane Porphyry target (an outcropping mineralized Cu-Au porphyry identified by Fronteer geologists in 2005 following up on surface soil anomalies), along with the Bakrlk, Kumlugedik, Kunk Tepe and Madendere targets. At Kunk Tepe, east-northeast and east-southeast trending ridges are capped by extensive areas of silicified volcanic rocks. These “lithocaps” are formed by massive to vuggy silica (quartz alunite), extensive areas of strong limonitic breccias, and argillic to advance argillic alteration, which are the host for high sulphidation gold mineralization. At Bakrlk, copper-bearing garnet skarn is present. It occurs in carbonaceous limestone near the contact with a quartz monzonite intrusion.

The Cu-Au porphyry mineralization at Kestane was validated in discovery hole HD-01 in November 2006, which returned 0.50 g/t Au and 0.53% copper (“Cu”) over it’s entire length of 298.2 metres, including 1.03 g/t Au and 1.03% Cu over 105.4 metres (both intervals start from surface). HD-01 was collared in the central part of the Kestane target in a stockwork veined porphyritic quartz monzonite. Alteration and mineralization is consistent with that of typical porphyry deposits with mineralization occurring as chalcopyrite associated with pyrite and magnetite in quartz stock works and as disseminations in the wall rock. The zone is also characterized by an enriched supergene zone overlying the primary sulphide mineralization, a peripheral biotite-magnetite hornfels zone developed in the sedimentary rocks and the andesite, which is partially overprinted by a barren pyritic halo. Mineralized calcic skarn is also locally developed in the north-eastern part of the Kestane target.

Mineralization

The Halilaǧa Property is interpreted to be a single widespread mineralised system containing porphyry related copper-gold mineralisation, skarn and related high-sulphidation style gold mineralisation.

Magmatic-hydrothermal processes related to hypabyssal quartz diorite to quartz monzonite intrusions have resulted in a) porphyry copper-gold (proximal, Kestane), b) epithermal gold (distal, Kunk Hill) and c) skarn gold-silver+/-base metal mineralization (Bakirlik) in and near Halilaǧa.

At Kestane, most quartz veins are B-type, averaging 5% of the rock by volume, but locally up to 20% , and A veinlets are rare or difficult to recognize on outcrops. The fact that B-veins, shreddy biotite, and D-veins can be recognized in outcrop is significant because these indicate the presence of moderately intense potassic alteration with a moderate sericitic overprint. Given the tendency for the best grades in porphyry Cu-Au deposits to be associated with potassic alteration associated with abundant quartz veins, the possibility of high primary grades in chalcopyrite or chalcopyrite-bornite (±magnetite) assemblages can be inferred from these outcrops. Additionally, the moderate degree of sericitic alteration suggests that chalcocite enrichment below the leached cap might be present because acidic conditions at the water table favour chalcocite rather than Cu-oxides, silicates and carbonates (Einaudi, 2007).

The drilled foot print of gold mineralization at Kestane is approximately 800 x 1600 metres in the east west direction. Porphyry style gold and copper mineralization has been intersected in drilling to a depth of approximately 500 metres.

At Kunk Hill, ENE- and ESE- trending ridges are capped by extensive areas of silicified volcanic rocks. These “lithocaps” are formed by massive to vuggy silica (quartz and alunite), extensive areas of strong limonitic breccias, and argillic to advanced argillic alteration, which are the host for high sulphidation gold mineralization.

At Bakirlik, (4 kilometres ESE of Kestane) copper-bearing garnet skarn is present. It occurs in carbonaceous limestone near the contact with a quartz monzonite intrusion. Whether the Bakirlik occurrence is the same age as Kestane remains to be determined.

Kestane target potential

In March 2009, a target potential exercise was completed on the Kestane zone. At that time, 28 drill holes had intersected significant widths of mineralized material. 16 of these holes, in the shallow supergene enrichment zone, graded up to 1 g/t gold and 1% copper over 100 metres. These drill holes defined a zone of mineralization of approximately 1000 x 400 x 300 metres that dips gently to the east. A loosely defined Leapfrog grade shell of this mineralization at a 0.2% copper cut-off shows the approximate shape of the currently known mineralized zone.

While there was clearly not enough data to define a Mineral Resource, the consistency and strong continuity of the data over significant extents allowed for a conceptual estimate of the target potential. Using this Leapfrog grade shell as a rough guide, the drilling from 2007 to 2009 gave a potential range of tonnages from 250,000,000 to 350,000,000 tonnes of mineralized material, which remains open and untested to the north, south and east (Grieve, 2009).

At the time the target potential was estimated, the mean grade of all (4,728) samples taken from the Kestane zone was 0.24 g/t gold and 0.22% copper. Two metre composites within the Leapfrog grade shell average 0.32 g/t gold and 0.32% copper at zero cut-off and, at 0.3 g/t gold and 0.2% copper cut-offs, the declustered mean grades increase to 0.57 g/t gold and 0.45% copper.

Such a range of tonnages and grade suggest that the conceptual target potential of the Kestane zone could exceed 2 to 3 billion pounds of copper and 3 to 4 million ounces of gold.

“This target range is expressly not to be represented or misconstrued as an estimate of Mineral Resources or Ore Reserves. The terms Resource(s) or Reserve(s) can not be used for the Kestane target potential due to the early stage of exploration at this time. The statements above that refer to potential quantity and grade of the target have been expressed as ranges and have included a detailed explanation of the basis for the statement. Further, it is stated that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the determination of a Mineral Resource, “Christopher. P Lee” (Grieve., 2009)

Exploration

Historic Work

In 2005-2006, Fronteer-TMST conducted an exploration program consisting of mapping, surface geochemical sampling, a pole-dipole IP survey and a ground magnetic survey. A drill program was initiated at Halilaǧa on November 15, 2006 under the supervision of Fronteer staff. Since January 2007 the program has been operated by TMST.

The soil and rock chip sample results highlight the porphyry related mineralization of the Kestane zone. Rock chip sampling of oxidised and leached outcrops in the Kestane Zone area returned 19 samples (out of 40 collected) with gold values greater than 1.0 g/t gold.

At Halilaǧa 39.5 line kilometres of IP Chargeability / Resistivity and 43.5 line kilometres of ground magnetic surveying were also conducted. These surveys identified a coincident high chargeability and high magnetic anomaly associated with the Kestane Zone.

In 2007, geological mapping of the Central zone to both the northwest and to the southeast to include the Bakirlik Hill area was completed at a scale of 1/10,000. In addition, extensive soil, rock chip and silt orientation sampling programs were carried out during 2007. The soil results show that strong surface geochemical anomalies are not only restricted to the Kestane area, but also occur to the southeast at Bakirlik and in the central and southern parts of the property.

In 2007, an extensive pole-dipole IP survey and ground magnetics survey was carried out. A total of 63.45 line kilometres of IP and 263.2 line kilometres of ground magnetics were completed.

A coincident high chargeability and high magnetic anomalies associated with the Kestane Zone porphyry copper-gold mineralization was identified.

Twenty diamond holes (including 4 abandoned holes) totalling 5950 metres and three reverse circulation holes totalling 396 metres were completed during 2007.

A total of seventeen holes (15 diamond, 2 RC) totalling 4756.1 metres were drilled at Kestane. Almost all 2007 drill holes at Kestane zone intersected porphyry style gold-copper mineralization with economic grades e.g. HD-01: 1.03 g/t gold and 1.03 % copper over 105.4 metres. A 25 metre thick chalcocite blanket (grading about 2% copper) was intersected close to the surface in holes HD-01, HD-02, HD-04,and HD-14 that were drilled in 2007.

A total of six holes (5 diamond, 1 RC) totalling 1589.9 metres were drilled at the Kunk-Kumlugedik zone. The holes intersected either narrow low grade gold mineralization (HD-09, HD10) or no significant mineralization (HD-11, HD-12, HD-12A, and HRC-01).

A total of 566 rock samples were collected from selected areas.

The 2008 rock geochemical sampling highlighted three new targets:

•	Kunk North (>0.5 g/t gold) is part of the Kunk Hill lithocap where strongly silicified, locally vuggy and brecciated volcanics.

•	Kumlugedik Hill (>1.0 g/t gold) has numerous float samples of silicified and quartz veined (more epithermal- low temperature) meta-sediments, volcano sediments.

•	Madendere (>0.2 g/t gold) has porphyry style alteration characterized by strong quartz sericitic sub-volcanics with a few millimetre thick quartz veins (B-type?). The size of the selectively sampled area is 2 km by ~200m.

In addition to these areas, additional gold-copper rock geochemistry at Kizilciktasi, Osmaniye and Yaniklar were identified (Ceyhan et at., 2009).

Drilling in 2008 consisted of twenty diamond holes (including 1 abandoned hole) totalling 4,051 metres were completed during that period. A total of nine samples from the holes drilled at Kestane and Bakirlik zones were petrographically and mineralogically analyzed by G. Kuşcu (Kuşcu, 2008).

Recent Exploration

5,774 metres of drilling were completed on the Halilaǧa Property in 2009. Drilling focused on further defining the limits of the Kestane target with step outs to both the north, south and east. The 2009 drilling foot print increased the extent of the known Kestane mineralization to 1200 metres x 450 metres x 195 metres. Significant intersections were encountered in HD-41: 159.5m @ 0.59 g/t Au, 0.50% Cu, HD-45: 308.1 @ 0.34 g/t Au, 0.30% Cu and HD-38: 103.0m @ 0.40 g/t Au, 0.70% Cu, other significant drill intervals are found in table 2. The near surface chalcocite blanket encountered in HD-01 was also encountered ~800m to the east. An E-W trending 21 line km IP survey was undertaken to provide further guidance to the drilling. A chargeability high with consistent readings over 20mV/Vis mirrors the MAG high and increases the strike of the target area to 1.7 km (E-W)

A total of 9,199 metres of drilling were completed in 2010 (cut-off date for the purposes of the Halilaǧa Technical Report was December 10, 2010). This drilling continued to delineate the extent of the Cu-Au porphyry mineralization.

Drill hole HD-54 returned an intercept of 646.5 metres @ 0.26 g/t Au & 0.33% Cu representing the longest interval of copper-gold mineralization to date at Halilaǧa . The hole collared in a high-grade, near-surface blanket of chalcocite with a moderate to high-grade Cu and Au mineralization before passing into low to moderate-grade Cu and Au mineralization for the remainder of its length. The drill hole tested an area where the QFP intrusive was 20.9 metres below surface and was interpreted to represent an up-thrust block related to the general regional, ENE-WSW transtensional structures of the North Anatolian Fault System. Local transpression has been interpreted for the Kestane area producing the exhumation of the porphyry and older stratigraphy (Grieve, 2008). HD-54 successfully tested the northern margin of the intrusive and passed into a down-dropped block of QFP intrusive at depth .The southern margin of this same up-thrusted block was tested with HD-57 which returned 348.80 metres @ 0.28 g/t and 0.31 Cu. Holes HD-56, HD-60 and HD-61 drilled into the hornfels aureole on the north and west side of the Kestane Zone also intersected anomalous molybdenum over long widths.

Regional exploration work undertaken in 2010 included a 50 line-km IP survey conducted over the southern half of the property. It was proposed as a follow-up to three rock samples which returned Au values between 500 ppb and 1000 ppb (the results of the survey were not available for the Halilaǧa Technical Report).

Ongoing metallurgical sampling tested the hornfels unit of holes HD-40 and HD-49. Acid Rock Drainage tests were performed on the pulps from holes: HD-05, HD-09 and HD-48A). Further petrographic samples were taken from; HD-40, HD-48A, HD-49, HD-54, the results are pending.

Drilling

Drilling within the Halilaǧa Property is summarised in the section on “Exploration”. A total of 85 drill holes (including re-drills) totalling 25,124.7 metres has been drilled to date.

Sampling Method and Approach

All drill samples collected were subjected to quality control procedures that ensured best practice in the handling, sampling, analysis and storage of the drill core. All drill holes were sampled and assayed continuously. Sample intervals were selected on a geological basis and were most typically around 2.0 metres in length. Core was cut length-wise with half the core being submitted for assaying.

No factors related to drilling, sampling or recoveries are known that would materially impact the accuracy and reliability of the results.

Grade distribution and intervals of higher grade are discussed in “Mineralization”. To date, 16 drill holes have intersected significant widths of mineralized porphyry intrusive material at grades up to 1 g/t gold and 1% copper over 100 metres, in the shallow supergene enrichment zone Typical intercepts in the main zone of mineralization (8 holes) range from 250 to 300 metres long, carrying grades of 0.3 to 0.5 g/t gold and 0.3 to 0.5 % copper. These drill holes define a zone of mineralization with dimensions of approximately 1000 x 400 x 300 metres that dips gently to the east.

Sample Preparation, Analyses and Security

All samples collected by Fronteer/TMST during drill programs on Halilaǧa were subjected to a quality control procedure that ensured best practice in the handling, sampling, analysis and storage of the drill core. All drill holes were sampled and assayed continuously. Sample intervals were selected on a geological basis and were typically approximately 2.0 metres in length. Core was split length-wise, with one half of the samples being submitted for assaying. A detailed summary of the sampling and drilling protocols used by Fronteer/TMST is provided as an appendix to the Halilaǧa Technical Report.

Fronteer/TMST have employed the use of purchased standards, blanks and duplicate samples to test the accuracy of assay results and to monitor the consistency of those external laboratories relied upon to analyze samples from Halilaǧa. Any anomalous results generated in respect of these standards and blanks have been investigated to the satisfaction of Fronteer.

A protocol was initiated in 2005 to send 5% of all assayed sample pulps to a second laboratory for analysis. Check samples were sent to ACME Laboratories for analysis (the laboratory analysis report has not been verified by the technical report author). Au was determined by fire assay fusion with atomic absorption spectography. ICP analysis has also been conducted. This practice has changed in 2010 to the use of ACME Laboratories as the primary laboratory and ALS Chemex as the secondary laboratory for check analysis.

Fronteer believes that all measures taken with respect to sample transport and security with respect to samples obtained from the Halilaǧa Property conform to industry-accepted standards. Exploration activities at Halilaǧa are subject to numerous environmental guidelines relating to exploration activities generally. To its knowledge, Fronteer is in compliance with applicable regulations, and no material environmental liabilities over and above those generally applicable to a gold exploration property have been discovered to date.

Interpretation and Conclusions

Halilaǧa is a district with significant potential for both porphyry copper-gold and high-sulfidation style gold deposits.

56 diamond holes totalling 18,866 metres (cut-off date December 10, 2010) and three reverse circulation holes totalling 398 metres have been drilled to date to test porphyry-style mineralization at the Central Zone at Kestane. Additional drilling has also tested for high-sulphidation gold at and around Kunk Hill lithocap (eight holes totalling 2,264.3 metres) and skarn mineralization at the Bakirlik (12 holes totalling 2,348.8 metres).

The Kestane target is dominated by potassic alteration, whereas sericitic alteration appears to be a lesser component. The highest gold and copper grades in core are associated with the potassic zone with early biotite + magnetite + chalcopyrite associated with A- and B-quartz veins. Chalcopyrite, in some cases accompanied by trace amounts of pyrite, is the dominant sulphide associated with the potassic alteration. Magnetite is abundant (5-8%) in zones of high copper and gold grades. Ground magnetics define the magnet alteration zone over an area of about 1,800 x 650 metres with a depth extent of approximately 450 metres.

The Kestane target is at a very early stage of exploration with significant untested potential. Extensive lengths of mineralized material of grades up to 1 g/t gold and 1% copper over 100 metres, in the shallow supergene enrichment zone have been identified. Typical intercepts in the main zone of mineralization range from 250 to 300 metres long, carrying grades of 0.3 to 0.5 g/t gold and 0.3 to 0.5 % copper.

Recent drill holes now define a zone of copper-gold mineralization with dimensions of approximately 1,200 x 750x600 metres at Kestane.

Based on the ongoing success from the 2009 and 2010 programs, further work is strongly recommended to fully define the limits of the Central Zone at the Kestane copper-gold porphyry and to bring it to resource stage through sufficient drilling.

Recommendations

The following recommendations and budget as proposed by TMST for the 2011 programme have been reviewed by the author, and are deemed appropriate for the project:

•	Continued environmental Baseline work.

•	Continued metallurgy testing.

•	Two phase infill and drill program (200 metres centres):

1)	Phase 1: 10,000 metres, January – June

2)	Phase 2: 10,000 metres, June – December

•	30 line km IP survey over the south eastern portion of the property.

The total budget for the above programme is US$4,600,000 as shown below. Pilot Gold’s share of this budget will be US$2,060,800 (40% of US$4,600,000 plus Pilot Gold’s share of a 12% management fee on the total).

Proposed Halilaǧa budget for 2011

Activity	Cost US$

Labour	350,000
Environmental	570,000
Metallurgy	50,000
Drilling (Phase 1, Jan-June 10,000 metres)	1,454,000
Drilling (Phase 2, June- December 10,000 metres)	1,454,000
Surveying	20,000
Field Support	188,000
Property	24,000
Geophysics (30 line km)	40,000
Assaying & Geochemistry	450,000

Total	4,600,000

The TV Tower Property

Except as otherwise stated herein, the following disclosure relating to the TV Tower Property is based on information derived from the updated technical report entitled “Technical Report on the TV Tower Exploration Property, Çanakkale, Western Turkey”, dated February 15, 2011, prepared by Ian Cunningham-Dunlop (the “TV Tower Technical Report”). Ian Cunningham-Dunlop, the Vice-President, Exploration of Fronteer, is the designated “Qualified Person” (as defined under NI 43-101) for the TV Tower Technical Report upon which the scientific and technical information reproduced in this Appendix “E” is based. Readers are directed to and encouraged to review the TV Tower Technical Report, which can be reviewed in its entirety under the Fronteer profile on SEDAR at www.sedar.com and which qualifies the following disclosure. Following completion of the Arrangement, the TV Tower Technical Report will be filed separately with regulators by Pilot Gold and will be available for public viewing under Pilot Gold’s profile at www.sedar.com. The following summary is not exhaustive. The TV Tower Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The TV Tower Technical Report contains the expression of the professional opinion of the Qualified Person based upon information available at the time of preparation of the TV Tower Technical Report. The following disclosure, which is derived from the TV Tower Technical Report, is subject to the assumptions and qualifications contained in such report.

Project Description and Location

The TV Tower exploration property (“TV Tower”) is located in the Çanakkale Province on the Biga Peninsula of Northwestern Turkey. It is situated 27 kilometres Southeast of the city of Çanakkale (population 96,000) and 2.6 kilometres north of the village of Kuscayir. The property consists of 6,744.26 hectares of mineral tenures in six contiguous licenses. Four of the six licenses are valid until November 7, 2011. The remaining two licenses are pending conversion to operations licenses and have no current expiration time.

TV Tower is a 60%-40% joint venture between Teck Madencilik San.Tic.A.S. (“TMST”) and Fronteer Gold Inc. (“Fronteer”) with TMST as the operator. The licenses relating to TV Tower are held by Ortu Truva Madencilik Sanayi Ticaret Limited Sirketi (“Ortu Truva”) which is the legal joint venture entity. Fronteer owns 40% of the share capital of Ortu Truva and TMST owns 60% with the option to elect to earn an additional 10% (which it has waived).

Pursuant to the Arrangement, Fronteer’s 40% interest in Ortu Truva will be transferred to Pilot Gold Inc. (“Pilot Gold”), giving Pilot Gold a 40% ownership in TV Tower, as well as a 40% interest in other individual licenses and groups of licenses within the surrounding area. The TV Tower group of licenses is situated at 465,870E, 4,423,580N UTM Central meridian 27 (ED50 datum).

Fronteer’s interest in TV Tower was initiated in 2004 when Fronteer signed a letter of intent with TMST, to acquire a 100% interest in all TMST’s properties in the Biga region (excluding the Agi Dagi and Kirazli properties which were covered by separate agreements). Fronteer completed its technical due diligence and October 19, 2004 and signed Letters of Agreement on the Biga Properties.

To earn a 100% interest, Fronteer was required to spend US$2,000,000 from the date of the agreement to November 1, 2008 as follows:

•	A total of US$200,000 before November 1, 2005

•	A further US$300,000 before November 1, 2006

•	A further US$500,000 before November 1, 2007

•	And a further US$1,000,000 before November 1, 2008 for a cumulative total of US$2,000,000.

Fronteer also issued $105,000 worth of Fronteer shares which equated to 111,930 Fronteer shares at that time.

TMST retained the right to earn-back a 60% interest in any project that the two parties designated as a “Designated Property” by spending 3.5 times Fronteer’s expenditures on the Designated Property. Halilaǧa , TV Tower, Dedidagi and Pirentepe were all projects that became Designated Properties under this agreement. Fronteer began spending its funds on the broad property package, eventually discovering copper-gold porphyry mineralization at Halilaǧa, where the bulk of its expenditures were made, followed second by Pirentepe. There was very little expenditure at TV Tower or Dedidagi.

Based on the positive news from Halilaǧa, TMST exercised its back-in right on all four of the Designated Properties (including TV Tower) on November 30, 2006, prior to Fronteer completing its US$2,000,000 earn-in. This deemed Fronteer to own the Designated Properties 100% and TMST had to now spend 3.5 times Fronteer’s expenditures. TMST accomplished this in 2007 and the property became a 60%-40% joint venture between TMST and Fronteer. TMST also waived its rights to increase its interest to 70%.

TV Tower is now a 60%-40% joint venture between TMST and Fronteer, with TMST as the operator. The licenses relating to TV Tower are held by Ortu Truva Madencilik Sanayi Ticaret Limited Sirketi (“Ortu Truva”), which is the legal joint venture entity. Fronteer owns 40% of the share capital of Ortu Truva and TMST owns 60%.

Pursuant to the Arrangement, Fronteer’s 40% interest in Ortu Truva will be transferred in its entirety to Pilot Gold Inc. (“Pilot Gold”), giving Pilot Gold a 40% ownership in TV Tower, as well as, a 40% interest in other individual licenses and groups of licenses within Biga Peninsula area of north-western Turkey.

The author of the TV Tower Technical Report is not aware that the TV Tower property has been surveyed, or that there is a requirement to do so.

The author of the TV Tower Technical Report is not aware that the properties are subject to environmental liabilities other than those attached to drill site permits that have been, or may be issued in the future. There has been no active mining or extensive bulk sampling conducted at TV Tower and therefore, there are limited workings and no existing tailing ponds, waste deposits or other disturbances which could be classified as environmental liabilities on the current TV Tower licences.

As background, Pilot Gold has provided the following information on the requirements to provide an Environmental Impact Assessment (“EIA”). An EIA must be filed for mining operations at Operation Stage Licenses within the following classes of land: forestry areas, hunting areas, special protection areas, national parks, agricultural areas, cultural protection areas, coastal areas, and tourism areas. The TV Tower property does not lay within any of these special permit areas, therefore an EIA is not required to be lodged until after the drilling stage. Drilling, as defined by the relevant environmental regulations, does not require EIA reporting.

Other than the standard drilling permits, the author is not aware of other any other permits that must be acquired to conduct work proposed on the property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The TV Tower property can be accessed by a series of well maintained local and forestry roads. The property is situated on a topographic high trending in an E-W direction for a distance of 4.5 kilometres. The highest elevations on the property are approximately 700 metres.

The Biga Peninsula has fertile soils and a Mediterranean climate with mild, wet winters and hot, dry summers. Temperatures range from 15 to 35 degrees Celsius in the summer season and -10 to 10 degrees Celsius in the winter months. The annual rainfall is approximately 30 centimetres, generally falling as mixed rain and snow in late fall and winter. Year-round access to the properties for field exploration is unrestricted due to weather; however, snow fall during winter may restrict vehicle movement.

The region is well serviced with electricity, transmission lines and generating facilities, the most significant being a large coal-fired power plant outside the Town of Çan. Population and agricultural activity is concentrated in the valleys, while most areas of active exploration are located in highlands which are predominantly forested.

Local labour is employed from nearby villages. There is no exploration infrastructure located within the properties, with the exception of dirt drill roads.

No assessment of the sufficiency of surface rights for mining operations, the availability and sources of power, water, mining personnel, potential tailings storage areas, potential waste disposal areas, heap leach pad areas and potential processing plant sites has been undertaken as part of the TV Tower Technical Report.

History

Other international mining companies have worked on the TV Tower ground previously. Several holes were drilled on Sarp Dag/Columbaz Tepe in the north-eastern part of the property. Further details regarding this exploration or results from the drilling are not known.

The government General Directorate of Mineral Research and Exploration of Turkey (“MTA”) conducted a regional scale exploration programme over the Biga Peninsula between 1988 — 1991.

In 1996 and 1997, TMST collected 36 rock samples from silicified and argillicly altered outcrops. Six silt samples were also taken from the TV Tower claims. The highest grade rock samples returned 1900 ppb and 510 ppb Au at Sarp and the highest silt sample returned 241ppb Au from the south eastern portion of the property. These anomalous results highlighted the potential of the area.

The author is not aware of any previous Mineral Resource or Reserve estimates or mineral production from the property.

Exploration

Initial target evaluation was conducted by Fronteer in early 2008 prior to the acquisition of four of the six licenses from government auction in September 2008. The initial data collected by Fronteer is consistent with NI 43-101. The 2008-2010 exploration work was conducted by TMST and the author has relied on data and information relating to exploration work and results conducted during 2009 and 2010 supplied by TMST, and is satisfied that the data and information was collected in a proper manner and collated into appropriate databases. This work includes:

2008

•	Reconnaissance mapping and prospecting

•	Geochemistry surveying: 316 Rock samples, 96 silt samples

2009

•	1:5,000 and 1:10,000 scale detailed geological mapping

•	25 line-km of ground Mag (Kayali and Kücükdag targets)

•	1315 soil samples

•	485 rock-saw channel samples (1.5 km total length); sampling defined significant outcropping gold mineralization including 74m @ 1.3 g/t Au at Kayali and 1.9m @ 11 g/t Au at Nacak

•	1300 PIMA samples.

•	650 Hand specimens for magnetic susceptibility measurements

•	Seven targets were defined by geochemical results and mapping (Kücükdag , Kayali, Sarp, Kestancilik, Nacak, Tesbihcukuru and Kiraz)

2010

•	Detailed geological/alteration/mineralization mapping (Kücükdag , Sarp, Kayali, and Nacak)

•	132 line-km detailed ground Mag (Kayali, Sarp, Kücükdag)

•	14.6 line-km IP (Kayali, Kücükdag and Sarp)

•	228 Soil samples

•	485 rock samples

•	Three targets at the drill testing stage (Kayali, Nacak and Kücükdag)

•	19 diamond drill holes totaling 4,184 metres

Geochemistry

A total of 1,543 soil samples were collected on 250 metre spaced lines and 50 metre spaced stations. The soil and rock sampling on the TV Tower property serves to highlight a number of zones of anomalism which were corroborated by follow-up mapping. The detailed soil grids also highlight the relative impermeable nature of the silica cap at Kayali with stronger gold anomalies around the edges of the cap.

Geophysical Surveys

14.6 line kilometres of IP Chargeability/ Resistivity and 157 line kilometres of ground magnetic surveying were conducted at TV Tower from 2009 to 2010.

The IP survey highlights a number of pre-existing showings. Currently the most significant targets are Kücükdag and Kayali; both have strong chargeability highs with adjacent resistivity highs. Kücükdag contains a higher percentage of sulphides and has been less weathered (oxidized) than Kayali and has a strong ~300m wide chargeability and an adjacent — but offset, resistivity high which correlates to the silica alteration.

Magnetics

The historic airborne surveying and recent follow-up ground magnetic surveying have identified several “bulls-eye” mag highs which have a general NE trend and seem to follow the regional structural fabric. Although rotated to the north these large scale structures likely reflect the transtensional structures during the Oligocene-Early Miocene of the North Anatolian Fault system. The less prominent NW-SE-trending faults, e.g. the valley and break in the magnetic feature between Kiraz and Nacak, are interpreted as minor splays of synthetic Riedel shears related to the North Anatolian Fault Zone. The NW-SE features may play an important function as dilation zones and therefore locus of magmatic activity. Each “bulls-eye” features in conjunction with the surface geology and geochemistry constitutes a potential porphyry target. Presently only Kücükdag, Sarp and Kayali have had in-depth follow-up work completed.

Geological Setting

Regional Bedrock Geology

The TV Tower property is located in the central part of the Biga Peninsula in Western Turkey. The geology of the peninsula is complex and characterized by various lithological associations made up of (i) basement metamorphic rocks, (ii) Permian and Mesozoic rock units, (iii) ophiolitic rocks, (iv) Tertiary (Eocene) units, (v) Neogene sediments, and (vi) collisional to extensional Tertiary granitoids and associated volcanic rocks.

Metamorphic rocks occur in three distinct associations:

(1)	The Çamlca metamorphics. These occur as a NE-SW-trending strip of quartz-mica schists (Kemer unit) with calc-schist, quartzite and amphibolite horizons.

(2)	Kazdaǧ Massif. The second group of metamorphic rocks is exposed in the Kazdaǧ mountain range and consists of high-grade metamorphic rocks (amphibole-bearing gneisses with marble intercalations, meta-ophiolite, marble and gneiss).

(3)	Karakaya Complex. This group comprises two distinct lithologic associations: (a) a strongly deformed greenschist-facies metamorphic sequence of metabasites intercalated with phyllite and marble accompanied by minor amounts of metachert, meta-gabbro and serpentinite; and (b) a thick series of low grade metamorphic rocks.

These rocks are, in turn, uncomfortably overlain by weakly deformed Jurassic-Lower Cretaceous sandstones and limestones. The sequence includes: (i) Triassic terrigeneous to shallow marine clastic sedimentary rocks; (ii) Middle to Upper Jurassic platform-type neritic limestones; (iii) Lower Cretaceous pelagic limestones; and (iv) Upper Cretaceous−Palaeocene volcanic and sedimentary rocks.

West of the Kazdaǧ Massif, Late Cretaceous to Palaeocene oceanic accretionary melange tectonically overlies the Kazdaǧ metamorphic rocks along a low-angle detachment fault / shear zone. The Kazdaǧ Massif, the shear zone and the accretionary melange are intruded by a late Oligocene pluton. The Çetmi Melange, the Karakaya Complex, the Kazdaǧ Massif and Jurassic-Lower Cretaceous are overlain by the Miocene lacustrine sediments and volcanic rocks. All these rocks are overlain by the fluvial and alluvial sediments of Plio-Quaternary age.

Neogene calc-alkaline plutonic and associated volcanic rocks form the most widespread rock units in the Biga Peninsula. The field relations, geochemical and geochronological data suggests that magmatic activity commenced with intrusion(s) of granitoids, coeval with an initial phase of volcanic activity, and continued with a second phase of volcanism. Apart from large plutonic bodies, there are several small-scale granitoid rocks in the region. They were emplaced mostly into the basement metamorphic rocks and associated volcanics and generated well-developed high temperature metamorphic aureoles. The available geochronological data (K-Ar and Rb-Sr ages on mica) suggest that the age of these plutonic rocks ranges from 20.3 to 45.3 Ma, but with a tight cluster between 20.3 and 25.0 Ma.

The volcanic rocks appear to be associated with plutonic rocks both in space and time. K-Ar and Rb-Sr ages of the volcanic rocks range from 15 Ma to 34 Ma. The Neogene volcanics display two distinct associations which are commonly considered as lower and upper volcanic associations. The lower volcanic association is composed mainly of andesite and dacite lavas, and associated pyroclastic rocks. They are intercalated with the sedimentary rocks. The upper volcanic association is represented by a sequence of andesite, latite, rhyolite, basaltic andesite, basaltic trachyandesite lavas and the associated pyroclastic rocks that alternate with (coal-bearing) lacustrine sediments. The rhyolite occurs as small domes and lavas.

The upper sequence of volcanic rocks is overlain by coarse- to fine-grained clastic rocks, and lacustrine limestones and mudstones that were deposited within E-W-trending fault bounded basins.

Regional Structural Geology

The structural geology of the Biga Peninsula is complex and poorly understood. One of the main difficulties arises from the fact that the region is subject to active dextral strike-slip faulting and a N-S continental extension. In fact, the region forms a transition between two active tectonic structural styles and many of the active structures reflect the interaction between strike-slip and normal faulting. Nevertheless, the active geological structures of the region falls, based on their orientation, into three distinct groups: NW-SE faults, NE-SW faults, and E-W faults.

Among these, the most prominent faults are a number of NE-SW-trending dextral strike-slip fault systems that represent the branches of the North Anatolian Fault Zone in the Biga Peninsula. The second group of prominent structures are approximately E-W-trending normal faults. They commonly occur along the northern margin of the Gulf of Edremit and along the southern margin of Lake Manyas. There are less prominent NW-SE-trending faults which are interpreted as synthetic Riedel shears of the North Anatolian Fault Zone.

NE-SW-trending faults controlled both the sedimentation and volcanic activity during the Oligocene-Early Miocene period when the so-called lower volcanic association and coeval sediments were deposited. It is suggested that Late Miocene Ezine alkaline basalts are common along E-W-trending normal faults, thus suggesting a possible feeder relationship.

Geology of the TV Tower Property

TV Tower comprises Cretaceous-aged metamorphic basement rocks on the western and eastern edges and Eocene-sediments, which are intruded by Tertiary-aged intrusives at the southern parts, and overlain by dominantly Neogene-aged calc-alkaline volcanic rocks. These volcanic rocks are typically volcaniclastics (ash-lapilli tuff) which are enveloped by more coherent feldspar porphyritic units. They are variably altered, brecciated and mineralized and display a range of intensities of brittle deformation.

A variety of breccias are present at TV Tower. These can be split into numerous categories based on: a) the modes of the fragments; b) the nature of the matrix/cement; and c) the abundance of matrix/cement considered together with the fit of the fragments. There are basically four types of breccia; the distinction based on the composition and diversity of fragments and matrix.

One of the most important characteristics of these breccias is the occurrence of dickite veins or vein-like bodies. This reflects at least two phases of hydrothermal alteration. The first phase is characterized by those dickite vein-like structures isolated within the clasts; it suggests fracturing and hydrothermal alteration prior to brecciation. The second phase follows brecciation and is represented by dickite veins crossing through the clasts and/or the matrix of the breccia.

Alteration

Approximately 2,780 core samples were analysed with PIMA and the alteration sections were updated. The surface alteration map was prepared by using data obtained from PIMA rock-soil sample studies. Alteration characteristics of the Kayal and Kucukdaǧ target areas can be summarized as follows:

•	Pervasive silicification; massive, vuggy, granular textured

•	Silicic alteration; quartz+/-alunite

•	Advance argillic alteration; dickite+alunite+/-kaolinite +pyrophylite

•	Argillic alteration; illite +/- smectite +/-sericite+/- kaolinite+/-gypsum

•	Propylitic alteration; chlorite +/- illite

The rocks of TV Tower typically display moderate to intense epithermal style alteration. The silification and advance argillic alteration (alunite, dickite and pyrophyllite) are the dominant alteration types.

Structure

The TV Tower area is highly influenced by the presence of structures which relate to or which are part of the North Anatolian Fault System. The general architecture of the faults appears highly controlled by major ENE-WSW trans-tensional structures. Local transpression has been interpreted for the TV Tower area producing the exhumation of the porphyry and older stratigraphy. The ongoing transtensive kinematics have reactivated pre-existing extensional structures. Within this regional transtension regime local restraining and releasing bends and oblique extensional relay ramps could represent key elements which increase structural permeability controlling the emplacement of porphyry, meso- and epithermal mineral deposits (Grieve, 2009).

Mineralization

The TV Tower exploration property is interpreted to contain multiple zones of gold mineralization nested within what appears to be a large, highly altered volcanic centre. Many of these target areas have wide-spread epithermal alteration with supporting geophysical and geochemical signatures typical of those seen at other high-sulphidation gold (Kirazli, Agi Dagi) and porphyry copper-gold deposits (Halilaǧa) within the Biga Peninsula.

TV Tower is underlain by volcaniclastics (ash-lapilli tuff) which is intercalated by more coherent feldspar porphyritic unit. The volcaniclastics (ash-lapilli tuff) has high permeability which makes it more favourable unit for gold mineralization. Post-mineralization normal faulting also controls the geometry of the volcaniclastics (ash+lapilli tuff) unit.

To date, seven targets have been defined by a combination of geophysical, geochemical and geological methods. Of the seven targets, four targets are epithermal: Kücükdag , Kayali, Sarp and Kestancilik; and three are porphyry: Nacak, Tesbihcukuru and Kiraz. At present, the focus of activity for TMST is the Kücükdag and Kayali/Nacak targets as described below.

The Kücükdag target is located in the northern part of TV Tower property. The area is underlain by a sequence of gently north-dipping agglomerate to fine volcaniclastics that are overlain by intensely silicified felsic ash tuff and ash-lapilli tuff, with ignimbritic volcanics at higher elevations and more coherent feldspar porphyry at lower elevations. Rare laminated tuffaceous volcanic rocks are intercalated with coherent feldspar porphyries, particularly on the upper part of the Kücükdaǧ,

A broad 750 m x 100 m zone of strong silcification is present at the Kücükdag target. The geochemical sampling suggests that the gold mineralization is related to multi-phase breccias which cut through the volcaniclastic sequence. The extent and dimensions of this breccia development is unknown at this time. Surface rock sampling has returned a high of ~50 g/t Au and also up to 100 ppm Ag. The pathfinder elements are indicative of an epithermal gold system and are anomalous in Ba, Sb, As and Ga.

The Kayali/Nacak target is situated in the southern portion of the TV Tower property. Two different sequences of lapilli tuffaceous units were defined during the geology-alteration mapping: a coherent feldpsar porphyritic unit intercalated with the lapilli tuff; and a highly silicified lapilli tuff unit which is well-exposed at Kayali hill.

The Kayali target includes extensive outcropping high-sulphidation-type silicification and a strong advance argillic-argillic alteration pattern over a 2 km x 1.5 km area. Gold mineralization is hosted mainly by an E-W trending structure zone within the highly silicified lapilli tuff unit and rock sample results have returned highly encouraging values in the range of 1 to ~10 g/t Au with rock channel samples.

The Nacak target is located 2 km to the north-east of Kayali with a similar lithology-alteration and mineralization pattern and anomalous surface rock sampling to 2.3 g/t Au over 3.8 metres.

Drilling

Drilling commenced at the TV Tower property on August 23, 2010, and was completed on January 5, 2011. 19 holes (including 2 abandoned holes) totalling 4,183.60 metres were completed during the 2010 season (of which 183.3 metres pertain to the two abandoned holes).

The main objective of the 2010 drilling program was to test the coincident geophysical anomalies and anomalous gold values in both the rock and soil samples at the Kayali, Nacak and Kücükdag targets. These are described in the following sections.

Kücükdag

A total of 11 diamond drill holes totalling 2,352.60 metres were drilled at Kücükdag. Six holes were southerly-directed into the shallow north-dipping volcaniclastic sequence and were designed to follow-up on strong anomalous surface rock sample results (up to ~50 g/t Au). The remaining four holes were testing a strong gold-in-soil anomaly a further 500 metres to the southeast.

Three of the six holes directed towards the northern target returned very encouraging intercepts which included: 4.26 g/t Au over 136.20 metres, including 12.76 g/t Au over 15.90 metres in Hole KCD-02, 16.33 g/t Au over 24.20 metres in KCD-03, and 8.2 g/t Au over 8.20 metres and 4.54 g/t Au over 13.00 metres in KCD-04. The mineralization is hosted within ash and lithic tuff and is characterized by intense silicification (massive and vuggy) with local dickite/alunite/barite cut by sulphized fractures, faults, and heterolithic breccia zones and/or diatremes. Sulphides occur within 10-20 metres of surface and consist of locally up to 10% pyrite with 5-10% chalcocite and possible enargite. Results for holes KCD-05 to KCD-09 are still pending receipt from TMST.

Kayali

A total of four diamond drill holes totalling 977.90 metres were drilled at Kayali. The holes were designed to strong outcropping silicfication with anomalous rock sampling to 10 g/t Au. Results have been returned for holes KYD-01 and KYD-02 and both returned long runs of promising mineralization starting at or near surface. This includes: 0.91 g/t Au over 108.00 metres, including 2.83 g/t Au over 15.40 metres in KYD-01 and 0.78 g/t Au over 88.60 metres, including 1.18 g/t Au over 46.10 metres in KYD-02. Mineralization is hosted within intensely silicified (massive and vuggy) ash and lithic tuff cut by narrow iron-stained fractures and faults. Oxidation depth is deep and averages 100-200 metres. Results for holes KYD-03 and KYD-04 are still pending receipt from TMST.

Nacak

A total of four diamond drill holes totalling 853.10 metres were drilled at Nacak. The holes were designed to test outcropping silification and anomalous surface rock sampling to 2.3 g/t Au over 3.8 metres. Results for drill holes KYD-05 to KYD-09 are still pending receipt from TMST. Results for holes KCD-02/03/04 and KYD-02/03 can be found in the table below.

Significant intercepts from the TV Tower property
(Estimated true widths are 60% to 90%of intersected widths)

Hole No.	Zone	From (m)	To (m)	Interval (m)	Au (g/t)

KCD-02	Kücükdag	12.3	148.5	136.2	4.26
KCD-03	Kücükdag	44.4	51.7	7.3	0.52
KCD-04	Kücükdag	48.5	56	7.5	1.28
And		135.9	139.8	3.9	1.99
And		155	163.2	8.2	4.09
And		200.6	213.6	13	4.54
KYD-01	Kayali	4.5	119	114.5	0.87
KYD-02	Kayali	0.4	89	88.6	0.78

Sampling Method & Approach

All drill samples collected were subjected to quality control procedures that ensured best practice in the handling, sampling, analysis and storage of the drill core. All drill holes were sampled and assayed continuously. Sample intervals were selected on a geological basis. Core was cut length-wise with half the core being submitted for assaying.

No factors related to drilling, sampling or recoveries are known that would materially impact the accuracy and reliability of the results.

Sample Preparation, Analyses and Security

Core Drilling and Logging

Spektra Jeoteck Sanayi Ve Ticaret Anonim Sirketi of Turkey was contracted for the drilling. Drilling commenced at TV Tower on August 23, 2010 and was completed on January 5, 2010. 19 diamond holes totalling 4,183.60 metres were completed during that period. All proposed drill collars were surveyed using a theodolite total station. Control was relative to established survey points across the property. Drills were set up under the direct supervision of TMST staff. Drill holes were collared in HQ diameter core (63.5 millimetres). The holes were reduced to NQ (47.6 millimetres) when problems were encountered due to bad ground conditions/thick fault zones. Core was placed in plastic boxes with depth markers every drill run (up to 3 metres). Boxes were securely sealed and brought to the core facility at the Etili camp once a day by the drilling company. Reflex survey tests were taken generally at 50 metres intervals down-hole to provide control.

Drill Core Sampling

All samples collected were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis and storage of the drill core. All drill holes were sampled and assayed continuously. Sample intervals were selected on a geological basis. Core was cut length-wise with half the core being submitted for assaying.

Drill Core Sample Preparation and Security

Samples of drill core were cut by a diamond blade rock saw, with half of the sawn core placed in individual sealed cloth bags and half placed back in the original core box. The retained core is stored in the same facility in the town of Etili.

Shipping

Samples were sent to the Acme Analytical Laboratories Ltd. prep lab in Izmir, Turkey for sample preparation. The coarse reject material was bagged and stored. After these samples were processed, the pulps were sent by an independent transport to Acme Analytical Laboratories Ltd., Canada. Rejects and pulps are stored at on site at the Etili camp core shack. Notification of receipt of sample shipments by the laboratory is confirmed by electronic mail. No problems were encountered in transport during the program.

Sample Preparation

Sample preparation occurred at the Acme Analytical Laboratories Ltd. facility in Izmir, Turkey. Sample prep method R200-1000 which includes the coarse crushing of the entire core sample, riffle splitting to approximately 1000 grams, and pulverization of this material in a LM-2 disk mill. An approximately 100 gram pulp packet will be forwarded to Acme Analytical Laboratories Ltd. (Vancouver) for analysis and assaying, with the remaining ’master pulp’ material for each sample remaining in Ankara.

Sample Analyses

Sample analysis occurred at the Acme Analytical Laboratories Ltd. facility in Vancouver, B.C., Canada by the following methods:

Geochemical Analysis — Group 1DX 01 suite (aqua regia digestion/ICP-MS)

Gold Fire Assay — Group 3B01 method

Base Metal Assay — Group 7TD02 method

Base Metal Assay — Sequential Cu Leach — Group 9 04 Sequential Cu leach

Acme Analytical Laboratories Ltd. operates according to the guidelines set out in ISO/IEC Guide 25 — “General requirements for the competence of calibration and testing laboratories”.

Data Verification

Quality control measures and data verification procedures applied to the acquisition of drill data including alteration, assay, collar, lithologies, magnetics, mineralization, recovery, and surveying is contained in Appendix III of the TV Tower Technical Report.

The author has relied on data and information relating to quality assurance and control that has been prepared by a person who is a Qualified Person as defined in NI 43-101. This data was prepared by in-house technical personnel for Teck Resources Ltd. in Vancouver, B.C., Canada.

Commercial standards sourced from CDN Resource Laboratories Ltd were used to test the accuracy of the assays and to monitor the consistency of the laboratory. These standards were inserted into the sample sequences approximately every 20 samples. A total of 109 standards for Au were analyzed during the 2010 drill program. CDN — gold standards were chosen to use in data verification.

There were five failed standards or 4.5%. This is a higher than normal failure rate in the standards and the field duplicates. TMST is talking to the lab to be more rigorous with cleaning in the prep lab and their Chief Geochemist is looking into other more suitable methods for analysis for coarse gold (i.e. pulp/metallic screening methods) to help reduce failure levels. The five failed batches were re-run on the existing pulp and passed on the second try.

Non-mineralized limestone and commercial CDN blank BL-03 were inserted into the sample series every 20 samples. All results fell within acceptable limits.

Duplicate samples are used to monitor sample batches for potential mix-ups and monitor the data variability as a function of both laboratory error and sample homogeneity. The duplicate samples are 1/4 split cores done on site before the samples leave camp. Duplicate field samples are taken every 20 samples within the sample series. All results fell within acceptable limits.

Given the early stage of exploration on the TV Tower project, TMST has not yet initiated a protocol to send 5% of all assayed sample pulps to a second laboratory for analysis.

Most of the diamond drill holes were completed using HQ size core and recovery was not an issue except in fault zones. Standards and blanks were checked upon receipt of each job and included in an AcQuire database from which QA/QC plots were generated to ensure they were with-in limits. Any failures were recorded and the lab requested to re-run the batch. The author considers the adequacy of sampling, security and analytical procedures carried out by TMST as satisfactory with the exception of a lack of check assays being conducted as per the sampling protocol.

Other Relevant Data and Information

In Turkey, underground resources are subject to the exclusive ownership and disposition of the State and are not considered part of the land where they are located. Under the mining legislation, the state delegates its right to explore and operate mines to individuals or companies for specific periods by issuing licenses subject to payment of a royalty to the State.

Exploration and Development

The results of the field exploration program carried out by TMST in 2008-2009 and culminating in the Phase 1 drilling program in 2010 are very encouraging and point to the presence of at least two significant high-sulphidation epithermal gold systems on the TV Tower Property.

The results from holes KYD-01 and KYD-02 at the Kayali target demonstrate long widths of epithermal gold mineralization starting from surface (0.87 g/t Au over 114.5 m in hole KYD-01 and 0.91 g/t Au over 108.00 m in hole KYD-02), which are consistent with the gold values returned from the preliminary rock saw channel sampling in the same vicinity (1.3 g/t Au over 74.00 m in channels). The association of this mineralization with an extensive massive to vuggy silicification lithocap suggests a high-sulphidation style of mineralization. Of particular note, is the deep level of oxidation at Kayali averaging 100-200 metres in thickness.

More importantly, the results from KCD-02/03 at Kücükdag demonstrate the potential for high-grade mineralization at TV Tower. Hole KCD-02 returned 4.26 g/t Au over 136.20 metres, including 12.76 g/t Au over 15.90 metres, while KCD-03 returned 16.33 g/t Au over 24.20 metres. This mineralization is hosted within a shallow dipping sequence of highly silicified ash and lithic tuffs similar to the Kayali target but the presence of possible diatreme-related sulphidized heterolithic breccias with associated dickite/alunite/barite alteration is particularly significant. Additional field work will have to be carried out in order gain a structural framework for the Kücükdag target and an understanding of the possible orientation and extent of the breccias.

Other targets on the TV Tower exploration property are equally as compelling for both high-sulphidation gold epithermal mineralization and possible copper-gold porphyry systems; consequently, an aggressive campaign is recommended to fully investigate the property.

The following recommendations have been proposed by TMST, the project operator, for the 2011 programme (TMST, 2010) and have been reviewed and are supported by the author. The majority of the work is focused on the high priority targets (Kücükdag, Sarp, Kiraz and Kayali) and includes:

•	Detailed geological mapping of the TV Tower Licence area, with an emphasis on the structural controls of the mineralization at Kücükdag , Sarp, Kiraz and Kayali.

•	Infill soil geochemistry on 125 metre spaced lines with detailed 62.5 metre spaced lines over target areas.

•	Infill IP surveying on 125 metres spaced lines over high priority targets (total of 50 line-km).

•	15,000 metres of diamond drilling.

•	Continued prospecting and geochemical sampling over the remainder of licences.

The total budget for the above programme is US$3,500,000 as shown below. Pilot Gold’s share of this budget will be US$1,568,000 (40% of US$3,500,000 plus Pilot Gold’s share of a 12% management fee on the total).

Proposed TV Tower Budget for 2011

Activity	Cost US$

Wages	300,000
Environmental	180,000
Metallurgy	50,000
Total Drilling	2,200,000
Field Support	180,000
Property	100,000
Geophysics	40,000
Assaying & Geochemistry	450,000

TOTAL COSTS	3,500,000

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

Available Funds

Pursuant to the terms of the Arrangement Agreement and assuming completion of the Arrangement and the transfer of the Pilot Gold Properties and Pilot Gold Assets in the manner described above under “Acquisition of the Pilot Gold Properties and the Pilot Gold Assets”, on the Effective Date it is anticipated that Pilot Gold will have available working capital of approximately $9.64 million (representing $10,000,000 less anticipated Cash Call Payments). It is expected that these available funds will be used to carry out the business objectives of Pilot Gold set out under the heading “Description of the Business — Business Objectives and Operations”. See also in Schedules IV and V to this Appendix “E”, “Management’s Discussion and Analysis”: “Liquidity and Capital Resources” and “Proposed Transactions”; and see in the Circular, “The Arrangement — Principal Steps of the Arrangement”.

Principal Purposes

The following table summarizes expenditures anticipated by Pilot Gold based on current plans and historical cash calls required to achieve its business objectives during the 18 months following completion of the Arrangement. In addition to the amounts set out below, Pilot Gold may make additional acquisitions of mineral properties or interests as more fully described above, under the heading “Description of the Business — Business Objectives and Operations”. Pilot

Gold may, depending on exploration results or a change in the cash calls made by Teck as operator of the Halilaǧa and TV Tower projects, reallocate funds to meet its joint venture funding obligations.

Principal purpose	Amount

Phase 1 recommended exploration program on the Regent Property	$1,926,000	(1)
Phase 2 recommended exploration program on the Regent Property	$721,000	(1)(2)
Committed capital requirements to advance the Halilaǧa projects	$1,540,000	(3)
Committed capital requirements to advance the TV Tower projects	$1,494,000	(3)
Exploration activities on other areas of interest	$489,000	(4)
G&A, professional fees and other corporate costs	$3,419,000	(5)

Total:	$9,589,000

(1)	See in this Appendix “E”, “The Principal Properties — The Regent Property — Interpretations and Conclusions”

(2)	Phase 2 of the recommended exploration program on the Regent Property will be undertaken if warranted based on the results of Phase 1. The amount related to Phase 2 in the table above reflects planned expenditures through to September 30, 2012 following an assessment phase on the results of Phase 1, and subject to a positive decision to undertake Phase 2. As noted, the table above includes only the 18 months following the anticipated completion of the Arrangement. The total recommended Phase 2 program on the Regent Property is $3.3 million.

(3)	Our forecast for the use of capital as it relates to the planned Halilaǧa and TV Tower exploration program has been developed using the following assumptions: (i) the exploration and development budget determined by Teck for 2012 will be similar to the exploration and development budget for 2011, (ii) monthly capital commitments from Teck (see in this Appendix “E”, “Business Objectives and Operations” as it relates to the Halilaǧa and TV Tower projects, and the anticipated capital requirements of Teck, the Corporation’s joint venture partner), will be consistent with actual activity and cash calls to date as compared to budget. Amounts included in this table thus reflect Pilot Gold management’s best estimate of costs determinable as at the date of the Circular, based on year to date activities and ongoing fieldwork. Key differences from budget include: (A) activity through to August 2011 led by Teck on the TV Tower project is expected to relate only to ongoing soil sampling and geophysical evaluation. Drilling and activity that is more capital intensive is not expected to begin until late in 2011. Cash call amounts anticipated by Pilot Gold have been reduced accordingly. If the capital requirement to advance the TV Tower project is materially different than forecast, Pilot Gold will redirect funds to meet its capital obligations; (B) semi-annually, Teck undertakes an assessment related to its exploration programs and activities. Through 2011, cash calls and activity have been lower than forecast as Teck completes and assesses the progress and results of exploration activities in advance of its semi-annual assessment. Cash call amounts anticipated by Pilot Gold have been reduced to reflect the Corporation’s understanding of activity underway and planned in the near term. If the capital requirement to advance the Halilaǧa project is materially different than forecast, Pilot Gold will redirect funds to meet its capital obligations.

(4)	Exploration programs on other areas of interest include title maintenance costs, annual renewal fees and licenses, filing and recording fees and other costs to maintain ongoing access on the Corporation’s other Nevada and Turkish properties. The balance also includes an allocation of certain wages and overhead to carry out initial exploration activities. These resources could be redirected to the Corporation’s other exploration projects if required.

(5)	Estimated general and administrative expenses, professional fees and other corporate costs for the 18 months following completion of the Arrangement, comprised of wages and employment benefits ($1,980,000), rent and office related costs ($893,000), investor relations, listing and filing fees ($324,000) and professional and advisory fees ($222,000).

Based on initial working capital available and the expenditures assumed (as listed above), Pilot Gold expects to have funding for at least the next 18 months. See in this Appendix “E”, “Risk Factors — Additional Capital”. While Pilot Gold currently intends to spend the funds available to it as stated in the table above, there may be circumstances where, the Board determines that a reallocation of funds is necessary or advisable in order for Pilot Gold to meet its business objectives. If, due to unexpected additional capital requirements, the Corporation does not have sufficient funds to satisfy its capital obligations, it may be required to seek additional sources of capital. See in this Appendix “E”, “Risk Factors — Additional Capital” and “Risk Factors — Lack of Funding to Satisfy Contractual Obligations”.

Following completion of the Arrangement, under the Arrangement Agreement, Pilot Gold has agreed to indemnify Newmont, Fronteer and its subsidiaries from all losses suffered or incurred by them as a result of or arising directly or indirectly out of or in connection with losses suffered or incurred by them as a result of or arising directly out of or in connection with certain liabilities and taxes related to the distribution of Pilot Gold Shares to Fronteer Securityholders pursuant to the Arrangement and the Pilot Gold Properties and the Pilot Gold Assets. See in this Appendix “E”, “Risk Factors — Indemnified Liability Risk”.

Business Objectives

The work program described for the Regent Property is designed to advance the exploration of the Regent Property through a campaign of surface mapping and sampling, ground geophysics and a Phase 1 drilling program consisting of combined diamond core and reverse circulation drilling, 3D modeling for resource evaluation purposes, and validation of previous drill data so that it can be used in future resource evaluation. If warranted, a second phase of drilling, together with metallurgical and leach testing and resource evaluation may be conducted.

In Turkey, Pilot Gold will fund its share of Teck’s plans to explore the Turkish Properties. On the Halilaǧa Property, Teck has informed Fronteer that it plans to advance exploration by conducting a 10,000 metre drilling program to define and further expand the mineralized porphyry body on the property. Pilot Gold’s share of the capital requirements is expected to be approximately US$1.54 million. On the TV Tower gold project, Teck has advised Fronteer that it anticipates completing 15,000 metres of diamond drilling, along with additional geophysical and geochemical surveys. Pilot Gold’s share of the capital requirements to advance the TV Tower project are anticipated to be approximately US$1.49 million.

Pilot Gold will also consider additional acquisitions of mineral property interests, or corporations holding mineral property interests, on a going forward basis, with the objectives of (i) creating additional value for shareholders through the acquisition of additional mineral exploration properties; and (ii) helping to minimize exploration risk by attempting to diversify the Corporation’s property portfolio. Although the Corporation believes that the current exploration prospects for its exploration projects are positive, mineral exploration in general is both uncertain and subject to fluctuating commodity prices resulting from changing trends in supply and demand.

SELECTED FINANCIAL INFORMATION

Financial Statements

Included as Schedule I to this Appendix “E” are audited consolidated financial statements of Pilot Gold for the period from April 23, 2010 to December 31, 2010, comprised of a consolidated balance sheet, consolidated statements of loss and comprehensive loss, shareholder’s equity and cash flows, and notes to such statements.

Included as Schedule II to this Appendix “E” are the audited consolidated financial statements of the Exploration Properties Business of Fronteer (the “Exploration Properties Business”) for the years ended December 31, 2009 and 2010, comprised of consolidated balance sheets as at December 31, 2010 and 2009; consolidated statements of operations, comprehensive loss, equity and deficit and cash flows for the years ended December 31, 2010 and 2009; and notes to such statements.

Included as Schedule III to this Appendix “E” are the unaudited pro forma consolidated financial statements of Pilot Gold in respect of Pilot Gold after giving effect to the Arrangement and the acquisition by Pilot Gold of the Fronteer Exploration Properties as at December 31, 2010, and for the period ended December 31, 2010, comprised of a pro forma consolidated balance sheet, pro forma consolidated statements of operations, pro forma consolidated schedule of mineral property exploration expenditures, and notes to such statements.

Selected Unaudited Pro Forma Financial Information

The following tables set out selected unaudited pro forma consolidated financial information for Pilot Gold as at December 31, 2010, assuming the Arrangement occurred on December 31, 2010, all of which is qualified by the more detailed information contained in the unaudited pro forma consolidated financial statements of Pilot Gold as at December 31, 2010 included as Schedule III to this Appendix “E”.

Pilot Gold Inc.

Selected Pro forma Consolidated Financial Statement Information
Balance Sheet as at
December 31, 2010
(unaudited – $)

Assets
Current Assets
Cash	$9,726,963
Receivables and other	286,503

Total Current Assets	$10,013,466
Property, plant and equipment	962,402
Long-term investments	419,217
Reclamation deposits	12,858
Exploration properties and deferred exploration expenditures	3,091,652
Equity investments in Turkish properties	3,447,021

Total Assets	$17,946,616

Liabilities and Shareholders’ Equity
Total current liabilities	$74,006
Total long term liabilities	2,657
Total shareholders’ equity	17,869,953

Total Liabilities and Shareholders’ Equity	$17,946,616

Pilot Gold Inc.

Selected Pro forma Consolidated Financial Statement Information
Statements of Operations — Year ended
December 31, 2010
(unaudited – $)

Expenses	$1,362,081
Loss before other items	$(1,362,081)
Other items	$(215,204)
Net loss	$(1,577,258)
Loss per share	$(0.03)
Pro forma number of Pilot Gold Shares	50,478,794

MANAGEMENT’S DISCUSSION AND ANALYSIS

Included as Schedule IV to this Appendix “E” is Management’s Discussion and Analysis — Pilot Gold for the period of April 23, 2010 to December 31, 2010. It includes financial information from, and should be read in conjunction with, the audited consolidated financial statements of Pilot Gold and the notes thereto, which are attached as Schedule I to this Appendix “E”, as well as the disclosure contained throughout this Appendix “E” and the Circular.

Included as Schedule V to this Appendix “E” is Management’s Discussion and Analysis — Exploration Properties Business Statements. It includes financial information from, and should be read in conjunction with, the audited consolidated Exploration Properties Business Statements of Fronteer and the notes thereto, prepared in accordance with Canadian generally accepted accounting principles, which are attached as Schedule II to this Appendix “E”, as well as the disclosure contained throughout this Appendix “E” and the Circular.

DESCRIPTION OF SHARE CAPITAL OF PILOT GOLD

The authorized capital of Pilot Gold consists of an unlimited number of Pilot Gold Shares without par value. The holders of Pilot Gold Shares are entitled to receive notice of and to attend, and to cast one vote for each Pilot Gold Share held by them at, all meetings of shareholders of Pilot Gold, other than meetings at which only the holders of another class or series of shares (if any) are entitled to vote separately as a class or series. The holders of Pilot Gold Shares are entitled to receive on a pro rata basis such dividends as the Board may from time to time declare. In the event of the voluntary or involuntary liquidation, dissolution or winding up of Pilot Gold, subject to the rights of any preferred or other senior class or series of shares (if any) the holders of the Pilot Gold Shares will be entitled to receive on a pro rata basis all of the assets of Pilot Gold remaining after payment of all of Pilot Gold’s liabilities. The Pilot Gold Shares do not carry any pre-emptive, subscription, redemption, retraction, surrender or conversion or exchange rights, nor do they contain any sinking or purchase fund provisions. However, under the Arrangement Agreement, Pilot Gold has granted Newmont a pre-emptive right to maintain its pro rata ownership interest in Pilot Gold for a period of two years following the Effective Date. See in this Appendix “E”, “Principal Shareholders of Pilot Gold — Rights and Obligations of Newmont Regarding Pilot Gold Shares”.

MARKET FOR SECURITIES

As at the date of the Circular, there is no market through which the Pilot Gold Shares to be distributed pursuant to the Arrangement may be sold and Fronteer Securityholders may not be able to resell the Pilot Gold Shares to be distributed to them pursuant to the Arrangement. This may affect the pricing of the Pilot Gold Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Pilot Gold Shares, and the extent of the regulations to which Pilot Gold is subject. See in this Appendix “E”, “Risk Factors —No Assurance of Listing of Pilot Gold Shares”.

DIVIDEND POLICY

Pilot Gold has not paid dividends since its incorporation. While there are no restrictions precluding Pilot Gold from paying dividends, it has no source of cash flow and anticipates using all available cash resources towards its stated business objectives. At present, Pilot Gold’s policy is to retain earnings, if any, to finance its business operations. The Pilot Gold Board will determine if and when dividends should be declared and paid in the future based on Pilot Gold’s financial position at the relevant time.

CONSOLIDATED CAPITALIZATION

The following table sets out the share capital of Pilot Gold before and after giving effect to the Arrangement. The table should be read in conjunction with the unaudited pro forma consolidated financial statements attached as Schedule I to this Appendix “E”, as well as with the other disclosure contained in this Appendix and in the Circular. See also in this Appendix “E”, “Description of Share Capital of Pilot Gold” and “Prior Sales”.

		Amount outstanding	Amount outstanding	Amount outstanding
		as of	as of the date	assuming completion of
Capital	Authorized	December 31, 2010(1)	of the Circular(1)	the Arrangement(2)

Pilot Gold Shares	Unlimited	$1,215,486	$1,215,486	$66,213,841
		(10,000,001 Pilot Gold Shares)	(10,000,001 Pilot Gold Shares)	(50,478,794 Pilot Gold Shares)

(1)	See in this Appendix “E”, “Prior Sales”.

(2)	These figures are extracted from the unaudited pro forma consolidated financial statements of Pilot Gold attached to this Appendix “E” as Schedule III, which are presented on the basis that the Arrangement was completed as at December 31, 2010. See also in the Circular, “The Arrangement — Principal Steps of the Arrangement” and “The Arrangement — Procedure for Exchange of Fronteer Shares”.

PRIOR SALES

The following table contains the details of the prior sales of securities by the Corporation from incorporation to the date of the Circular:

		Issue price per
Date	Number of Pilot Gold Shares	Pilot Gold Share

November 18, 2010(1)	1	$1.00
December 30, 2010(2)	10,000,000	$0.1215

(1)	Pilot Gold was incorporated on November 18, 2010. One Pilot Gold Share was issued to Fronteer at a price of $1.00 to facilitate the initial organization of Pilot Gold.

(2)	On December 30, 2010, 10,000,000 Pilot Gold Shares were issued to Fronteer. See in this Appendix “E”, “Description of the Business — Acquisition of the Pilot Gold Properties and the Pilot Gold Assets — The 2010 Pilot Gold Purchases”.

See also “Consolidated Capitalization”.

PRINCIPAL SHAREHOLDERS OF PILOT GOLD

As of the date of the Circular, Fronteer holds 10,000,001 Pilot Gold Shares representing 100% of the issued and outstanding Pilot Gold Shares. Upon completion of the Arrangement and pursuant to its terms, it is expected that approximately 80.1% of the Pilot Gold Shares will be owned by the former Fronteer Securityholders (other than Dissenting Shareholders) and Newmont or one of its affiliates will hold the remaining approximately 19.9% of the then issued Pilot Gold Shares (subject to adjustment as a result of the exercise of Dissent Rights and the elimination of fractional Pilot Gold shares pursuant to the Plan of Arrangement). For further details with respect to the distribution of the Pilot Gold Shares on completion of the Arrangement, see in the Circular, “The Arrangement”, and in particular: “Principal Steps of the Arrangement”, “Procedure for Exchange of Fronteer Shares”, “Procedure for Exchange of Fronteer Options”, “No Fractional Shares to be Issued”, “Cancellation of Rights After Six Years” and “Risks Associated with the Arrangement”.

Assuming completion of the Arrangement, to the knowledge of Pilot Gold’s directors and officers, no person will beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the then outstanding Pilot Gold Shares other than:

				Number of Pilot	Percentage of
			Percentage of	Gold Shares	Pilot Gold Shares
		Number of Pilot	Pilot Gold Shares	Assuming	Assuming
	Type of	Gold Shares at	at Date of	Completion of the	Completion of the
Name	Ownership	Date of Circular	Circular	Arrangement(1)	Arrangement(1)

Fronteer	Direct	10,000,001	100%	10,045,280 (2)	19.9	%(3)

(1)	Pursuant to the Plan of Arrangement, upon the Arrangement being effected, one Pilot Gold Share will be distributed for each of the outstanding Fronteer shares. The Pilot Gold Shares will then be consolidated on a one-for-four basis as part of the Arrangement (see in the Circular “The Arrangement”: “Principal Steps of the Arrangement”, “Procedure for Exchange of Fronteer Shares”, “Procedure for Exchange of Fronteer Shares”, “No Fractional Shares to be Issued” and “Cancellation of Rights After Six Years”). Information as to holdings of Fronteer Shares and for the purposes of these calculations has been taken from the central securities registers of Fronteer or from insider reports or other disclosure documents electronically filed with regulators and publicly available through the Internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca or SEDAR at www.sedar.com.

(2)	Following the completion of the Arrangement, these Pilot Gold Shares will be held by Newmont or one of its affiliates. Assumes 50,478,794 Pilot Gold Shares issued and outstanding after completion of the Arrangement.

(3)	The same percentage will be held by this entity on a fully diluted basis. The number of Pilot Gold Shares that will be owned by Newmont or one of its affiliates following the completion of the Arrangement is subject to adjustment if any Fronteer Shareholders exercise their Dissent Rights and in connection with the elimination of fractional Pilot Gold Shares pursuant to the Plan of Arrangement.

Rights and Obligations of Newmont Regarding Pilot Gold Shares

Pursuant to the Arrangement Agreement, Newmont has covenanted in favour of Pilot Gold that, prior to the second anniversary of the Effective Date, it and its affiliates will not, without the express advance written approval of the Pilot Gold Board, acquire or propose to acquire or otherwise obtain or propose to obtain a right to acquire or to control any securities of Pilot Gold in excess of a 19.9% interest in the then outstanding Pilot Gold Shares, which covenant survives the termination of the Arrangement Agreement if the Effective Date occurs. However, this covenant will cease to apply if Pilot Gold publicly announces its intent to agree to certain merger, amalgamation, arrangement, or sale of assets or enters into an agreement to support or recommend certain take-over bid transactions. In addition, if Newmont and its affiliates own greater than 19.9% of the outstanding Pilot Gold Shares immediately following the completion of the Arrangement, including as a result of the exercise of Dissent Rights by Fronteer Shareholders and/or the elimination of fractional Pilot Gold Shares pursuant to the Plan of Arrangement, Newmont has covenanted to sell or cause the sale of such additional Pilot Gold Shares in excess of 19.9% within 90 days of the day the Pilot Gold Shares commence trading on the TSX or the TSX Venture Exchange.

If at any time during the first two years following the Effective Date, Pilot Gold proposes to issue or sell Pilot Gold Shares or securities convertible or exchangeable for Pilot Gold Shares (collectively, “Additional Pilot Gold Securities”) other than (i) under any stock option plan of Pilot Gold, (ii) on the exercise, exchange or conversion of securities exchangeable or convertible into Pilot Gold Shares, or (iii) for property other than money, Newmont shall have the right to subscribe for and purchase (directly or through an affiliate) Additional Pilot Gold Securities, at the price at which such Additional Pilot Gold Securities are offered for sale to other purchasers, up to the lesser of 19.9% of the Additional Pilot Gold Securities and its then existing pro rata ownership interest in Pilot Gold, in each case, prior to giving effect to the issuance or sale of such Additional Pilot Gold Securities.

ESCROWED SECURITIES

To the knowledge of Pilot Gold, as of the date of the Circular, no securities of Pilot Gold are held in escrow or are anticipated to be held in escrow following the Effective Date.

DIRECTORS AND OFFICERS OF PILOT GOLD

As of the date of the Circular, the only directors of Pilot Gold are Matthew Lennox-King and Sean Tetzlaff. At the Effective Time, the directors of Pilot Gold will be Mark O’Dea (Chairman), Matthew Lennox-King, Donald McInnes, Robert Pease, Sean Tetzlaff and John Dorward. Each of the directors of Pilot Gold will hold office until the next annual general meeting of Pilot Gold’s shareholders unless the director’s office is earlier vacated in accordance with the Articles of Pilot Gold or the director becomes disqualified to serve as a director.

The following table sets forth the name, province or state and country of residence, position with Pilot Gold, principal occupation during the previous five years and the pro forma number of voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised, for the proposed directors and executive officers of Pilot Gold after giving effect to the Arrangement.

Number and Percentage of Pilot Gold
Shares Beneficially Owned, Directly
Name and Residence and	Principal Occupation for	or Indirectly, or Over which Control
Position with Pilot Gold	Five Preceding Years(1)	or Direction is Exercised(2)

Mark O’Dea(4) British Columbia, Canada Director, Chairman of the Board
President and Chief Executive Officer of Fronteer (May 2001 to present)

President and Chief Executive Officer of Aurora Energy Resources Inc., a mineral exploration company (June 2005 to April 2009)

Director, Laurentian Goldfields Ltd., a mineral exploration company (January 2010 to present)

Director, XDM Resources (February 2011 to present)
554,540 (1.10%)

Matthew Lennox-King British Columbia, Canada President, Chief Executive Officer and Director
Senior Geologist of Fronteer (May 2008 to present)

Manager-CMB Project, Aurora Energy Resources Inc., a mineral exploration company (April 2006 to April 2008)

Project Geologist, Fronteer (January 2004 to March 2006)
19,884 (0.04%)

Number and Percentage of Pilot Gold
Shares Beneficially Owned, Directly
Name and Residence and	Principal Occupation for	or Indirectly, or Over which Control
Position with Pilot Gold	Five Preceding Years(1)	or Direction is Exercised(2)

John Wenger British Columbia, Canada Chief Financial Officer and Corporate Secretary
Professional Practice Manager, Ernst & Young LLP, a public accounting and advisory firm (February 2009 to February 2011)

Audit and Assurance Manager, Ernst & Young LLP, a public accounting and advisory firm (July 2007 to February 2009)

Audit and Assurance Staff, Ernst & Young LLP, a public accounting and advisory firm (September 2003 to July 2007)
Nil

Ian Cunningham-Dunlop British Columbia, Canada Chief Operating Officer	Vice President, Exploration of Fronteer (2004 to present) Vice President, Exploration of Aurora Energy Resources Inc., a mineral exploration company (March 2006 to June 2008)	152,375 (0.30%)

Donald McInnes(3) British Columbia, Canada Director
Vice Chairman and Chief Executive Officer and former President of Plutonic Power Corporation, an emerging power producer (June 1999 to present)

President of Blackstone Ventures Inc., a mineral exploration company (June 1993 to March 2008) President of Western Keltic Mines Inc., a mineral exploration company (June 1993 to April 2006)
86,911 (0.17%)

Robert Pease British Columbia, Canada Director
Director, President and Chief Executive officer of Terrane Metals Corp., a mining company (April 2006 to October 2010)

President of R. Pease Consulting Inc. (December 2010 to present)

Director and Advisor of Richfield Ventures Corp., a mineral exploration company (November 2010 to present)

General Manager, Canada Exploration and Global Major Projects of Placer Dome Inc., a mining company (2002 to 2006)
Nil

Sean Tetzlaff(3)(4) British Columbia, Canada Director
Chief Financial Officer, Vice President, Finance and Corporate Secretary of Fronteer (January 2005 to present)

Chief Financial Officer, Vice-President, Finance, and Corporate Secretary, Aurora Energy Resources Inc., a mineral exploration company (March 2006 to February 2008)
231,715 (0.46%)

Number and Percentage of Pilot Gold
Shares Beneficially Owned, Directly
Name and Residence and	Principal Occupation for	or Indirectly, or Over which Control
Position with Pilot Gold	Five Preceding Years(1)	or Direction is Exercised(2)

John Dorward(3)(4) British Columbia, Canada Director
Vice-President, Business Development of Fronteer (November 2009 to present)

Chief Financial Officer of Mineral Deposits Limited, an Australian mining company (November 2006 to June 2009)

Chief Financial Officer and Company Secretary of Leviathon Resources Limited, an Australian mining company (October 2004 to November 2006)
62,750 (0.12%)

Notes

(1)	All companies noted are still carrying on business as of the date of the Circular unless otherwise noted.

(2)	Reflects the one-for-four consolidation of Pilot Gold Shares to be effected pursuant to the Plan of Arrangement and assumes 50,728,794 Pilot Gold Shares issued and outstanding after the completion of the Arrangement and the exercise or surrender pursuant to the Plan of Arrangement of: (a) such number of Fronteer Options that the individuals in the table above have indicated they currently intend to exercise or surrender; and (b) all of the in-the-money Fronteer Options held by other Fronteer Optionholders. The information as to Pilot Gold Shares to be beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to Pilot Gold by its proposed directors and officers as of the date hereof.

(3)	Proposed member of the Audit Committee of the Corporation (the “Audit Committee”).

(4)	Proposed member of the Compensation Committee of the Corporation (the “Compensation Committee”).

Management of the Corporation

The following is a brief description of the background and experience of each proposed member of the Pilot Gold management team and Board.

Mark O’Dea, Ph.D., P. Geo. — Chairman of the Board (Age:43)

Dr. Mark O’Dea will serve as a director, and chairman of the Board of the Corporation. Dr. O’Dea has a track record of creating strong, well-branded companies built on high-quality projects and run by technical leaders. As President, Chief Executive Officer and Director of Fronteer (2001 to present), Dr. O’Dea has rapidly grown the company from a $2-million venture shell into a well-funded, high profile, development-focused gold company valued at approximately $2.3 billion. Over the past decade, Dr. O’Dea has raised more than $650 million through equity financings, equity investments and asset divestitures, providing strong returns to his shareholders and bringing great financial strength and stability to his companies. Dr. O’Dea has built a history of strong business development transactions, with abundant buy-side and sell-side M&A experience at both the project and corporate level. Importantly, Dr. O’Dea and his team have a proven track record of discovery having been integral in advancing and/or discovering five large gold and gold/copper deposits located in Nevada and Turkey and two world scale uranium deposits in Labrador (Michelin and Jacque Lake).

Dr. O’Dea is also a director of Laurentian Goldfields Ltd. (January 2010 to present) and XDM Resources (February 2011 to present).

Dr. O’Dea is a Professional Geologist and holds a B. Sc. (Hons.) degree from Carleton University and a Ph.D. in structural geology from Monash University, Australia (1996).

Dr. O’Dea will dedicate approximately 35% of his time to the Corporation.

Matthew Lennox-King — President, Chief Executive Officer and Director (Age:34)

Matthew Lennox-King serves as President, and Chief Executive Officer of the Corporation. Prior to joining Pilot Gold, Mr. Lennox-King was a Senior Geologist at Fronteer, and a key member of the Fronteer team since the company’s inception in 2001. He successfully identified properties and executed multi-million dollar exploration programs that generated exponential deposit growth for Fronteer. Under his leadership as Project Manager, Aurora Energy Resource’s Michelin Uranium Project resource grew from 18 million pounds U308 to 140 million pounds U3O8, in what is now considered to be one of the largest undeveloped uranium deposits in the world. Over the past two years, he has been an integral part of Fronteer’s business development team, leading comprehensive evaluations of more than 100 projects and leading Fronteer’s Nevada project rationalization strategy. Mr. Lennox-King holds a B.Sc. in Geological Sciences from the University of British Columbia.

As President and Chief Executive Officer of Pilot Gold, Mr. Lennox-King is responsible for management of the affairs of Pilot Gold, reporting directly to the Board, and intends to devote 100% of his working time to the affairs of Pilot Gold. Mr. Lennox-King will enter into an executive employment agreement with Pilot Gold, which includes certain non-disclosure and non-compete covenants.

John Wenger — Chief Financial Officer (Age:36)

Mr. Wenger will serve as Chief Financial Officer and Corporate Secretary for the Corporation. Mr. Wenger worked for Ernst & Young LLP Chartered Accountants from 2001 to 2011 and has acquired considerable experience in financial reporting for both Canadian and U.S. publicly listed companies, primarily in the mining industry. As a manager within the assurance practice of Ernst & Young, Mr. Wenger is well versed in the requirements of complex regulatory environments, and the requirements of Canadian GAAP and International Financial Reporting Standards. His responsibilities included implementing and testing internal controls, conducting IFRS conversion advisory services, and leading the audits of numerous publicly-listed multinational mining companies. Mr. Wenger holds a Bachelor of Arts from Simon Fraser University and completed the Accounting Program at the University of British Columbia. He has been a Chartered Accountant with the Institute of Chartered Accountants of British Columbia since 2006.

As Chief Financial Officer of Pilot Gold, Mr. Wenger is responsible for budgeting, compiling financial records in accordance with Canadian generally accepted accounting principles and is responsible for ensuring the Corporation’s internal control policies and procedures are met. He intends to devote 100% of his working time to the affairs of Pilot Gold. Mr. Wenger will enter into an executive employment agreement with Pilot Gold, which includes certain non-disclosure and non-compete covenants.

Ian Cunningham-Dunlop, P. Eng. — Chief Operating Officer (Age:50)

Mr. Cunningham-Dunlop will serve as the Chief Operating Officer of the Corporation. Most recently, Mr. Cunningham-Dunlop served as Vice-President, Exploration for Fronteer after joining that company in October 2004. Through this period, he oversaw the advancement of Fronteer’s gold assets in Turkey (Agi Dagi, Kirazli, Halilaǧa and TV Tower), the United States (Long Canyon, Northumberland and Sandman), and Canada. He was also the Vice President, Exploration of Aurora Energy Resources Inc. from its inception in March 2006 until June 2008, and supervised the delineation and expansion of the Michelin Uranium Project in Labrador. He brings over 30 years of experience in mineral exploration to the Pilot Gold team. Prior to his employment at Fronteer, he worked for a number of mining companies including: Rubicon Minerals Corp. as Manager — McFinley Project in Red Lake, Ontario; Barrick Gold Corp./Homestake Canada Inc. managing surface exploration at the Eskay Creek gold-silver mine in British Columbia, and regional exploration at the Veladero gold project in northern Argentina; as well as with Santa Fe Canadian Mining Ltd. and Goldfields Canadian Mining Ltd. Mr. Cunningham-Dunlop holds a B.A.Sc (Geol Eng). from Queens’ University and holds the professional designation of P. Eng, with P.E.O. (Ontario) and A.P.E.G.B.C. (British Columbia).

As Chief Operating Officer of Pilot Gold, Mr. Cunningham-Dunlop is responsible for the design, budgeting, implementation and supervision of all exploration activities and staff for the Corporation, as well as the evaluation of new opportunities for acquisition or joint venture. Mr. Cunningham-Dunlop will enter into an executive employment agreement with Pilot Gold, which includes certain non-disclosure and non-compete covenants.

Donald McInnes — Director (Age:47)

Mr. McInnes will serve as a director of the Pilot Gold Board. Mr. McInnes has over 20 years experience in the mineral exploration industry. Since 1993, Mr. McInnes has been the founder, president and a director of a number of publicly traded mineral exploration companies. Mr. McInnes is currently chairman of the board, and a director, of Blackstone Ventures Inc. an exploration and development stage company focused on Scandinavian exploration, and is a director of Fronteer (from 2001 to present). He was also the founder of Kutcho Copper Corp. (formerly Western Keltic Mines Inc.).

Mr. McInnes is a director of the Independent Power Producers Association of British Columbia, a Governor of the Business Council of British Columbia and is a past President and Director of the Association for Mineral Exploration British Columbia and a past director of the Prospectors and Developers Association of Canada. He is currently the Vice Chairman and Chief Executive Officer of Plutonic Power Corporation, an independent power producer.

Robert Pease — Director (Age:53)

Mr. Pease will serve as a director of the Pilot Gold Board. Mr. Pease is currently a Director of Richfield Ventures Corp., a publicly traded exploration stage mining company. Mr. Pease was previously president and chief executive officer of Terrane Metals Corp. since its inception in 2006 until its acquisition in 2010 by Thompson Creek Metals Company. Previously, he was employed by the Placer Dome group for 25 years until 2006. From 2002 to 2006, Mr. Pease was the General Manager, Canada Exploration and Global Major Projects, where he was responsible for managing all aspects of Placer Dome’s Canadian exploration, and overseeing the geological aspects of world-wide advanced stage, major exploration and development projects.

Sean Tetzlaff — Director (Age:42)

Mr. Tetzlaff serves as a director, and will serve as chairman of the Audit Committee of the Pilot Gold Board.

Mr. Tetzlaff has earned a reputation for strong financial management, best-practices in corporate governance and deal execution. At Fronteer, Mr. Tetzlaff served as Chief Financial Officer, Vice-President, Finance and Corporate Secretary (2005 to present). During this time, Mr. Tetzlaff had oversight of financial, legal and contractual matters for all of Fronteer operations and international subsidiaries, and was responsible for the successful execution of numerous equity investments, asset divestitures and M&A transactions. Under Mr. Tetzlaff’s financial management, Ernst & Young has consistently ranked Fronteer among the strongest publicly traded companies in B.C. for its solid balance sheet, as well as its significant capital, liquidity, and asset values. In addition, Fronteer has also been ranked for its ongoing adherence to best practices in corporate governance and compliance. Mr. Tetzlaff also served as Chief Financial Officer of Aurora Energy Resources Inc, (from 2006 to 2008) helping the company grow from initial public offering through to the advancement of one of the world’s largest undeveloped uranium deposits. Mr. Tetzlaff’s financial and tax experience also extends to previous roles as a Senior Manager, Tax at KPMG LLP (1999 to 2004) and Chief Financial Officer of Valerie Gold Resources Ltd. and Emgold Mining Corporation (TSXV: EMR) (1996 to 1999). Mr. Tetzlaff is a Chartered Accountant and holds a Bachelor of Commerce in Finance from the University of British Columbia.

John Dorward — Director (Age:39)

Mr. Dorward will serve as a director of the Pilot Gold Board. Mr. Dorward, has a considerable background in finance, corporate transactions and investment banking on both sides of the table — he has been both Chief Financial Officer and bank lender to several mining companies. Most recently Mr. Dorward was employed by Fronteer as Vice President, Business Development (2009 to present) and was instrumental in the negotiation of Fronteer’s acquisition by Newmont Mining Corporation, the acquisition of AuEx Ventures Inc. by Fronteer, and managed the sale of Fronteer’s uranium assets to Paladin Energy Ltd. Mr. Dorward was previously Chief Financial Officer of Mineral Deposits Limited (November 2006 to June 2009), and Chief Financial Officer and company secretary of Leviathan Resources Limited, a gold mining company listed on the Australian Stock Exchange (October 2004 to November 2006). Mr. Dorward holds a B.Comm (Hons) from Melbourne University.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As at the date of the Circular, no current or proposed director or executive officer of Pilot Gold is, or within the ten years prior to the date of the Circular has been, a director, chief executive officer or chief financial officer of any company (including Pilot Gold), that while that person was acting in that capacity:

(a)	was subject to:

(i)	a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), or

(ii)	an order similar to a cease trade order, or

(iii)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days (an “Order”); or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of Pilot Gold, as at the date of the Circular, no current or proposed director, executive officer, or shareholder holding a sufficient number of securities of Pilot Gold to affect materially the control of Pilot Gold is, or within the ten years prior to the date of the Circular has:

(a)	been a director or executive officer of any company (including Pilot Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of Pilot Gold, as at the date of the Circular, no current or proposed director, executive officer, or shareholder holding a sufficient number of securities of Pilot Gold to affect materially the control of Pilot Gold has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Pilot Gold will be subject in connection with the business of Pilot Gold. In particular, certain of the proposed directors and/or officers of Pilot Gold serve as directors and/or officers of other mineral exploration companies whose business may, from time to time, be in direct or indirect competition with Pilot Gold. Conflicts, if any, will be subject to and governed by laws applicable to directors’ and officers’ conflicts of interest, including the procedures and remedies available under the Canada Business Corporations Act (the “CBCA”). The CBCA provides that, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the CBCA. As at the date of the Circular, Pilot Gold is not aware of any existing or potential material conflicts of interest between Pilot Gold and any current or proposed director or officer of Pilot Gold. See in this Appendix “E”, “Risk Factors — Conflicts of Interest”.

EXECUTIVE COMPENSATION

For purposes of this section, the term “Named Executive Officers” refers to the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer of the Corporation. At the Effective Time, the Corporation does not anticipate having any other executive officers whose total salary and bonus will exceed $150,000.

Compensation Discussion and Analysis

The Corporation’s approach to executive compensation is to provide suitable compensation for executives that is internally equitable, externally competitive and reflects individual achievement. The Corporation will attempt to maintain compensation arrangements that will attract and retain highly qualified individuals who are able and capable of carrying out the objectives of the Corporation.

The Corporation’s compensation arrangements for the Named Executive Officers will, in addition to salary, include compensation in the form of bonuses and, over a longer term, benefits arising from the grant of stock options. Given the stage of development of the Corporation, compensation of the Named Executive Officers is expected to include the granting of meaningful stock option awards so as to attract and retain management and, to a certain extent, to conserve cash. This policy may be re-evaluated in the future to instead emphasize increased base salaries and cash bonuses with a reduced reliance on option awards, depending upon the future development of the Corporation and other factors which may be considered relevant by the board of directors from time to time.

During the period commencing on November 18, 2010 (the date of incorporation of the Corporation) and ending on December 31, 2010, no salaries were paid to the executive officers of the Corporation. The Compensation Committee and the Board will establish and review the Corporation’s overall compensation philosophy and its general compensation policies with respect to executive officers, including the corporate goals and objectives and the annual performance objectives relevant to such officers. The Pilot Gold Board, with input from the Compensation Committee, will evaluate each executive officer’s performance in light these goals and objectives and, based on its evaluation, determine and approve the salary, bonus, options and other benefits for such officers. In determining compensation matters, the Board may consider a number of factors, including the Corporation’s performance, the value of similar incentive awards to officers performing similar functions at comparable companies, the awards given in past years and other factors it considers relevant. With respect to any bonuses or incentive plan grants which may be awarded to executive officers in the future, the Corporation has not currently set any objective criteria and will instead rely upon any recommendations and discussion at the Board level with respect to the above-noted considerations and any other matters which the Board may consider relevant on a going-forward basis, including the cash position of the Corporation.

Options held by management will be taken into consideration at the time of any subsequent option grants in determining the quantum or terms of any such subsequent option grants. Options may be granted to directors, management, employees and certain service providers as long-term incentives to align the individual’s interests with those of the Corporation. The size of the option awards is anticipated to be in proportion to the deemed ability of the individual to make an impact on the Corporation’s success, as determined by the Board. See in this Appendix “E”, “Options and Other Rights to Purchase Securities of Pilot Gold”.

Compensation of Executives

As at the date of the Circular, no remuneration or other compensation has been paid or provided by Pilot Gold to its executive officers for their services other than the payment of $12,205 in salary to John Wenger, the Corporation’s Chief Financial Officer, for his work between January 31, 2011 and February 28, 2011. Prior to the Effective Time, Pilot Gold expects to enter into employment agreements with its Named Executive Officers pursuant to which the Named Executive Officers will provide management and administrative services to, and be compensated for those services by, Pilot Gold, and which will provide for payments to the Named Executive Officers at, following, or in connection with any involuntary or constructive termination within 12 months following a change in control of Pilot Gold, all as more particularly described in this Appendix “E” below under the heading “— Employment Agreements”.

Employment Agreements

Prior to the Effective Time, Pilot Gold will enter into executive employment agreements (collectively, the “Executive Employment Agreements”) with each of its Named Executive Officers, Matthew Lennox-King, John Wenger and Ian Cunningham-Dunlop, who will serve as the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, respectively, following the Effective Time.

Pursuant to the Executive Employment Agreements, each of Messrs. Lennox-King, Wenger and Cunningham-Dunlop will receive an annual salary of $185,000, $140,000 and $175,000, respectively, in consideration for his services. In addition, they will each receive annual paid vacation time and participation in any benefit plans provided by Pilot Gold to its employees, including the Pilot Gold stock option plan (the “Pilot Stock Option Plan”). Option grants to the Named Executive Officers will be at the discretion of the Board. See in this Appendix “E”, “Options and Other Rights to Purchase Securities of Pilot Gold”. The Named Executive Officers will also be entitled to a cash bonus, payable at the discretion of the Board, based on the attainment of certain predetermined objectives which will be established following the Effective Time. Each employment agreement will continue indefinitely with an annual compensation review by the Board until terminated in accordance with its terms. The employment agreements may be terminated by Pilot Gold for cause without notice, and without cause upon providing written notice to the employee equal to five months plus one month per completed year of service to a maximum of 12 months prior notice, or payment in lieu of notice, plus benefits and bonus compensation for the applicable severance period. In addition, the Executive Employment Agreements may be terminated by the Named Executive Officer on giving Pilot Gold three months’ written notice, provided that Pilot Gold may waive such notice, in which case the Named Executive Officer’s employment will terminate upon Pilot Gold giving such waiver.

Each of the Executive Employment Agreements will provide that the Named Executive Officer will not, during the term of his employment or at any time thereafter, disclose to any third party any confidential information about Pilot Gold that he may acquire during his term of employment. In addition, the Executive Employment Agreements will provide for a 12 month non-competition covenant on behalf of the employee in favour of Pilot Gold which will preclude the Named Executive Officer, either individually or acting jointly with any other person, from exploring, acquiring, leasing or optioning any mineral property, any portion of which lies within 10 kilometres of any property which Pilot Gold is exploring, has acquired, leased or optioned or is in the process of acquiring, leasing, or optioning, at the time of termination of the Executive Employment Agreement.

If the employment of any of the Named Executive Officers is terminated by Pilot Gold without cause or by the employee for good reason within 12 months of a “change of control” of Pilot Gold, the Named Executive Officer will be entitled to be paid by Pilot Gold, as severance, an amount equal to one times the sum of (a) his annual salary and the annual cost of his employee benefits at the time of the event giving rise to the change of control, and (b) his average bonus over the prior two years. A change of control of Pilot Gold will also trigger the automatic vesting of any Pilot Gold Options that have been previously granted but not yet vested, which options may then be exercised until the earlier of (i) one year from the date of termination of the Named Executive Officer, and (ii) the expiry date of the options.

For purposes of the Executive Employment Agreements, a “change of control” of Pilot Gold means a transaction pursuant to which: (a) Pilot Gold sells, transfers or otherwise disposes of all or substantially all (90% or more) of its assets; or (b) any person, or combination of persons acting jointly or in concert, by way of a takeover bid or otherwise, acquires 50% or more of the voting rights attached to all outstanding voting securities of Pilot Gold; or (c) a merger, amalgamation, arrangement, consolidation, reorganization or transfer takes place in which securities of Pilot Gold possessing more than 50% of the total combined voting power of Pilot Gold’s outstanding voting securities are acquired by a person or persons different from the persons holding those voting securities immediately prior to such event, and the composition of the Board following such event is such that the directors of Pilot Gold prior to the transaction constitute less than 50% of the Board membership following the event; or (d) less than 50% of the directors are Continuing Directors, where “Continuing Director” means either: (X) an individual who is a member of the Board on the Effective Date; or (Y) an individual who becomes a member of the Board subsequent to the Effective Date with the agreement of at least a majority of the Continuing Directors who are members of the Board at the date that the individual became a member of the Board; or (e) any person, or any combination of persons acting jointly or in concert acquires, directly or indirectly, the right to appoint a majority of the directors of the Corporation.

Compensation of Directors

Pursuant to its Articles, Pilot Gold may have a minimum of 1 and a maximum of 10 directors.

At the date of the Circular, Pilot Gold has two directors and, following the Effective Time, Pilot Gold expects to have six directors. See “Directors and Officers”. No remuneration has been paid to the directors for their services as directors to the date hereof.

Pilot Gold expects to set directors’ fees of: (i) $40,000 per year for the Chairman of the Board; (ii) $25,000 per year for outside directors; and (iii) an additional $5,000 per year for the Chairman of the Audit Committee. In addition, each of the directors will be entitled to participate in the Pilot Stock Option Plan as more fully described under the heading “Options and Other Rights to Purchase Securities of Pilot Gold — Limitations on Option Grants to Non-Employee Directors” in this Appendix “E”. Directors who are employed by Pilot Gold will not be entitled to any additional directors’ fees.

OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES OF PILOT GOLD

Pilot Gold has adopted the Pilot Stock Option Plan subject to its ratification and confirmation by the Fronteer Shareholders at the Meeting. See in the Circular “Other Matters to be Considered at the Meeting — Approval of Pilot Gold Option Plan”. If approved, the Pilot Stock Option Plan will be implemented if and when Pilot Gold lists the Pilot Gold Shares on a stock exchange. The Pilot Stock Option Plan is a rolling stock option plan that sets the number of Pilot Gold Shares issuable thereunder at a maximum of 10% of the Pilot Gold Shares issued and outstanding at the time of any grant. As of the date of the Circular, no stock options have been granted nor have any other rights or securities to purchase Pilot Gold Shares been issued. The Board does not intend to grant any incentive stock options until such time following the listing of the Pilot Gold Shares on the TSX or other stock exchange, such that a fair market value exercise price for options can be determined.

The following is a summary of the principal terms of the Pilot Stock Option Plan.

Eligible Participants

Options may be granted under the Pilot Stock Option Plan only to directors, officers, employees and other eligible service providers (or corporations controlled by such persons), subject to the rules and regulations of applicable regulatory authorities and any stock exchange upon which the Pilot Gold Shares may be listed or may trade from time to time.

Limitations On Grants

No options shall be granted to any optionee if the total number of Pilot Gold Shares issuable to such optionee under the Pilot Stock Option Plan (including an Insider, as defined in the Pilot Stock Option Plan), together with any Pilot Gold Shares reserved for issuance to such optionee under any other share compensation arrangement, would exceed 5% of the issued and outstanding Pilot Gold Shares. In addition, (a) the number of Pilot Gold Shares reserved for issuance pursuant to options granted under the Pilot Stock Option Plan or otherwise granted under all other share compensation arrangements to insiders of the Corporation (as defined in the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of an affiliate) may not exceed 10% of the issued and outstanding Pilot Gold Shares, and (b) the issuance of Pilot Shares to insiders under the Pilot Stock Option Plan and under all other share compensation arrangements within a one-year period may not exceed 10% of the issued and outstanding Pilot Gold Shares.

Limitations on Option Grants to Non-Employee Directors

As a pre-production mineral company that is still in the development stage, Pilot Gold has a small number of employees and relies extensively on the input and expertise of its non-employee directors. In its efforts to attract and retain experienced directors, Pilot Gold may choose to compensate directors partly with incentive stock options, thereby conserving its cash resources and, equally importantly, aligning the directors’ incentives with the interests of the Pilot Gold shareholders by providing them with the opportunity to participate in the upside that results from their contribution. While other larger and/or established operating companies may place limitations on non-employee director compensation to a maximum amount per director per year in order to satisfy external policies and proxy voting guidelines, the Corporation believes that some methodologies used to quantify the value of options at the time of the grant (using an option pricing model that values options based on a theoretical value at the time of grant) are not suited to calculating such a limit in the case of the Corporation. Because such methodologies typically incorporate stock volatility into the calculation of option value, the volatility of the Corporation’s stock (compared with more established operating companies) can significantly inflate option value. The result is that an option grant in a given year could be valued at well in excess of the proposed limits discussed above even if the option is out-of-the money on the date of grant. While the Corporation does not object to the principle of limiting non-employee director compensation, the Corporation believes that it is not currently at the right stage of its development to impose such limitations based on external, generalized criteria. Accordingly, the Corporation intends to continue to evaluate the concept of granting options to non-employee directors on a case-by-case basis, making grants based on the contribution of the directors and having regard to the levels of compensation offered by companies in analogous stages of development.

Exercise Price, Vesting and Term

The exercise price of the options is fixed by the Board, on the recommendation of the Compensation Committee, at the date of grant and may not be less than the “market price” on the date of the grant as determined in accordance with the Pilot Stock Option Plan and applicable stock exchange rules (generally being the closing sale price of such Pilot Gold Shares on the TSX (or such other exchange on which the Pilot Gold shares are trading) on the last trading day immediately preceding the date of grant). Options vest at the discretion of the Board, which vesting schedule is generally fixed at the time of grant by the Board, on recommendation by the Compensation Committee. Options granted under the Pilot Stock Option Plan may have a term of up to 10 years (subject to an extension of the scheduled expiry date, as discussed below, in the event the option would otherwise expire during a blackout period). The Board, on the recommendation of the Compensation Committee, generally grants options with terms of five or 10 years, which term is fixed at the time of grant.

Transferability

The options are personal to each optionee and are non-assignable.

Termination of Options

The Pilot Stock Option Plan provides that in the event that an option holder ceases to be a director, officer, employee or other eligible service provider of the Corporation the optionee may, with the consent of the Board, exercise any unexercised options within a period of 90 days following such cessation, subject to the earlier expiration or vesting restrictions of the options, and provided that no options may be exercised beyond the expiry of the maximum term permitted under the Pilot Stock Option Plan. In the event of the death of an option holder, the personal representatives of the optionee may, with the consent of the Board, exercise any unexercised options within a period of one year following such death, subject to the earlier expiration or vesting restrictions of the options and, provided that, no options may be exercised beyond the expiry of the maximum term permitted under the Pilot Stock Option Plan. In the event an option expires during a self imposed blackout by the Corporation, the optionee will have until the fifth business day following removal of the blackout to exercise such option.

Amendment Procedure

The Pilot Stock Option Plan may be amended or discontinued by the Board at any time, subject to applicable regulatory and shareholder approvals, provided that no such amendment may materially and adversely affect any option previously granted under the Pilot Stock Option Plan without the consent of the optionee, except to the extent required by law. The Pilot Stock Option Plan permits the Board to make the following amendments without obtaining shareholder approval: (a) amendments to the Pilot Stock Option Plan to rectify typographical errors and/or to include clarifying provisions for greater certainty, (b) amendments to the vesting provisions of a security or the Plan, (c) amendments to the termination provisions of a security or the Pilot Stock Option Plan which does not entail an extension beyond the original expiry date thereof, (d) increases to the exercise price of any Option, and (e) the inclusion of cashless exercise provisions in the Pilot Stock Option Plan or in any option granted thereunder, which provide for a full deduction of the number of underlying securities from the Pilot Stock Option Plan reserve. The Pilot Stock Option Plan also permits the Board to make amendments required to comply with any applicable law or rule or policy of a stock exchange on which the Pilot Shares are listed.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the proposed directors or officers of Pilot Gold, nor any of affiliate or associate of the proposed directors or officers of Pilot Gold is or was indebted to Pilot Gold at any time since its incorporation.

AUDIT COMMITTEE

The Audit Committee will be responsible for monitoring the Corporation’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas. All of the members of the Audit Committee will be “independent” directors as defined in Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”) and the initial members of the Audit Committee will be Sean Tetzlaff (Chair), Donald McInnes and John Dorward. Each member of the Audit Committee will be considered to be “financially literate” within the meaning of MI 52-110 which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Corporation’s financial statements. The Charter of the Audit Committee is attached as Schedule VI to this Appendix “E”.

Relevant Education and Experience

The relevant education and experience of each of the proposed members of the Audit Committee is as follows:

Member	Relevant Education and Experience

Sean Tetzlaff	• Currently Chief Financial Officer of Fronteer and previously served as Chief Financial Officer of Aurora Energy Resources Inc., Valerie Gold Resources Ltd. and Emgold Mining Corporation.
• Previously a Senior Manager, Tax at KPMG LLP.
• Chartered Accountant and holds Bachelor of Commerce from the University of British Columbia.
Donald McInnes	• Past president and a director of Western Keltic Mines Inc., former director of Atikwa Minerals Inc. and current director and past President of Blackstone Ventures Inc.
• President and Director of Plutonic Power Corporation.
• Significant experience evaluating financial statements.
• Currently serving on the audit committee of Blackstone Ventures Inc. and formerly served on the audit committees of Atikwa Minerals Corp., Western Keltic Mines Inc. and Fronteer.
John Dorward	• Former Chief Financial Officer to Mineral Deposits Limited and Leviathan Resources Limited.
• Holds a Bachelor of Commerce degree from Melbourne University.

Pre-Approval Policies and Procedures

The Audit Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of the Corporation.

CORPORATE GOVERNANCE

National Policy 58-201 — Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Administrators sets out a series of guidelines for effective corporate governance (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of the Corporation’s approach to corporate governance in relation to the Guidelines.

The Board of Directors

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the board of directors, be reasonably expected to interfere with such member’s independent judgement. At the Effective Time, the Board is expected to be comprised of six members, five of which the Board has determined will be “independent directors” within the meaning of NI 58-101.

At the Effective Time, Messrs. O’Dea, McInnes, Pease, Tetzlaff and Dorward will be considered independent directors since they are each independent of management and free from any material relationship with the Corporation. The basis for this determination is that, since the date of incorporation of the Corporation, none of the independent directors have worked for the Corporation, received remuneration from the Corporation or had material contracts with or material interests in the Corporation which could interfere with their ability to act with a view to the best interests of the Corporation.

The Board believes that it will function independently of management. To enhance its ability to act independent of management, the Board may in the future meet in the absence of members of management or may excuse such persons from all or a portion of any meeting where an actual or potential conflict of interest arises or where the Board otherwise determines is appropriate.

Directorships

Certain of the directors of the Corporation are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of director	Other reporting issuer (or equivalent in a foreign jurisdiction)

Mark O’Dea	• Director, Laurentian Goldfields Ltd.
Donald McInnes	• Chairman of the board, and a director, of Blackstone Ventures Inc.
• Vice Chair and Chief Executive Officer of Plutonic Power Corporation
Robert Pease	• Director of Richfield Ventures Corp.

Orientation and Continuing Education

While the Corporation currently has no formal orientation and education program for new board members, sufficient information (such as recent financial statements, technical reports and various other operating, property and budget reports) will be provided to all new board member to ensure that new directors are familiarized with the Corporation’s business and the procedures of the Pilot Gold Board. In addition, new directors will be encouraged to visit and meet with management on a regular basis. The Corporation will also encourage continuing education of its directors and officers where appropriate in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Corporation.

Ethical Business Conduct

The Board will adopt a written Code of Business Conduct and Ethics (the “Code”) which will be filed on SEDAR following completion of the Arrangement. The purpose of the Code is, among other things, to: (a) promote the avoidance of conflicts of interest; (b) promote full, fair, accurate, timely and understandable disclosure; (c) promote compliance with laws and regulations applicable to the Corporation; (d) promote accountability for adherence to the Code; and (e) foster a culture of honesty and accountability. Moreover, pursuant to the Code, Pilot Gold personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code and are afforded protection from retribution as a result of any such disclosure.

In addition, the Board has determined that the fiduciary obligations placed on directors pursuant to the Corporation’s governing statute and the common law restrictions which limit the participation of directors in Board decisions in which the director has an interest will be sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Board Committees

The Pilot Gold Board will have an Audit Committee and a Compensation Committee. The proposed members of these committees are listed on page E-48 of this Appendix “E” under the heading “Audit Committee” and below, under the heading “— Compensation Committee”. The Board has adopted a Charter for the Audit Committee which is attached as Schedule VI to this Appendix “E”. The Board intends to adopt a charter for its Compensation Committee prior to the Effective Time.

Nomination of Directors

Responsibility for identifying new candidates to join the Pilot Gold Board will belong to the Pilot Gold Board as a whole. The Board will encourage all directors to participate in the process of identifying and recruiting new candidates. While there are no specific criteria for Board membership, the Corporation will seek to attract and retain directors with business knowledge and a particular expertise in mineral exploration and development or other areas of specialized knowledge (such as finance) which will assist in guiding the officers of the Corporation.

Compensation Committee

The Compensation Committee will be responsible for assisting the Corporation in determining compensation of senior management of the Corporation as well as reviewing the adequacy and form of the directors’ compensation. The Compensation Committee is expected to annually review the goals and objectives of the Corporation’s Chief Executive Officer for the upcoming year and to perform an appraisal of the Corporation’s Chief Executive Officer’s performance for the past year. This committee will also administer and make recommendations regarding the operation of the Corporation’s incentive plans. All of the members of the Compensation Committee are independent directors and the initial members are Mark O’Dea (Chair), John Dorward and Sean Tetzlaff. See in this Appendix “E”, “Executive Compensation” and “— Compensation”.

Compensation

The Compensation Committee of the Board will review, on an annual basis, the adequacy and form of compensation of directors and officers and will ensure that the levels of compensation of the Board reflect the responsibilities, time commitment and risks involved in being an effective director. Because of the Corporation’s status as a pre-production mineral company that is still in the development stage, Pilot Gold has a relatively small number of employees and relies extensively on the input and expertise of its non-employee directors. In its efforts to attract and retain experienced directors, Pilot Gold may compensate directors partly with Pilot Gold Options, thereby conserving its cash resources and, equally importantly, aligning the directors’ incentives with the interests of the Pilot Gold shareholders by providing them with the opportunity to participate in any increase in shareholder value that results from their contribution. See in this Appendix “E”, “Compensation of Directors” and “Options and Other Rights to Purchase Securities of Pilot Gold — Limitations on Option Grants to Non-Employee Directors”.

Audit Committee

On or before the Effective Date, the Corporation will establish an Audit Committee comprised of directors considered to be independent and financially literate in accordance with applicable securities laws. The Charter of the Audit Committee is attached as Schedule VI to this Appendix “E”. See in this Appendix “E”, “Audit Committee”.

Other Board Committees

Other than the Audit Committee and the Compensation Committee, it is not anticipated that the Corporation will have any additional Board Committees immediately following the Effective Time. The Board may, however, establish additional committees (such as a Nominating and Corporate Governance Committee) after the Effective Time, depending on the needs of the Corporation.

Board Mandate

The Pilot Gold Board has adopted a written mandate (the “Board Mandate”), a copy of which is attached as Schedule VII to this Circular.

Position Descriptions

The Board will not have a formal written position description for the Chairman of the Board immediately following the Effective Time. The primary responsibility of the Chairman of the Board will be to provide leadership to the Board to enhance Board effectiveness. The Board has ultimate accountability for supervising management of the Corporation. Critical to meeting this accountability will be fostering effective relationships between the Board, management, shareholders and other stakeholders. The Chairman, as the presiding member, will oversee that these relationships continue to be effective, efficient and in furtherance of the best interests of the Corporation.

The responsibility of the Chairman is summarized as follows:

(a)	provides leadership to the Board with respect to its functions as described in the Board Mandate and as otherwise may be appropriate, including overseeing the logistics of the operations of the Board;

(b)	chairs meetings of the Board, unless not present, including in camera sessions;

(c)	ensures that the Board meets on a regular basis and at least quarterly, or more often as is necessary;

(d)	establishes a schedule for holding meetings of the Board;

(e)	establishes the agenda for each meeting of the Board, with input from other Board members and any other relevant parties, as applicable;

(f)	ensures that Board materials are available to any director on request;

(g)	ensures that the members of the Board understand and discharge their duties and obligations;

(h)	fosters ethical and responsible decision making by the Board and its individual members;

(i)	oversees the structure, composition, membership and activities of the Board;

(j)	ensures that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently and pre-approves work to be done for the Board by consultants;

(k)	facilitates effective communication between members of the Board and management; and

(l)	attends each meeting of shareholders to respond to any questions from shareholders that may be put to the Chairman.

The Corporation has not adopted any written descriptions for the positions of the Chairs of the Committees of the Board. The responsibilities of the Chair of each Committee have been set out in the applicable Committee charters and are summarized as follows:

(a)	provides leadership to the Committee with respect to its functions as described in the applicable charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

(b)	chairs meetings of the Committee, unless not present, including in camera sessions, and reports to the Board following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

(c)	ensures that the Committee meets on a regular basis and at least twice per year, or more often as is necessary;

(d)	in consultation with the Chairman of the Board and the Committee members, establishes a schedule for holding meetings of the Committee;

(e)	establishes the agenda for each meeting of the Committee, with input from other Committee members, the Chairman of the Board and any other parties as applicable;

(f)	ensures that Committee materials are available to any director on request;

(g)	acts as liaison and maintains communication with the Board Chairman and the Board generally to optimize and coordinate input from Board members, and to optimize the effectiveness of the Committee. This includes reporting to the full Board on all proceedings and deliberations of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable;

(h)	reports annually to the Board on the role of the Committee and the effectiveness of the Committee’s role in contributing to the objectives and responsibilities of the Board as a whole;

(i)	ensures that the members of the Committee understand and discharge their duties and obligations;

(j)	fosters ethical and responsible decision making by the Committee and its individual members;

(k)	oversees the structure, composition, membership and activities delegated to the Committee from time to time;

(l)	ensures that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently and pre-approves work to be done for the Committee by consultants;

(m)	facilitates effective communication between members of the Committee and management;

(n)	when possible, attends each meeting of Shareholders to respond to any questions from Shareholders as may be put to the Chair; and

(o)	performs such other duties and responsibilities as may be delegated to the Chair or by the Board from time to time.

The Board intends to develop a written position description for the CEO, which delineates the role and responsibilities of the CEO, along with such other responsibilities as may be delegated to the CEO by the Board or its Committees from time to time.

Assessments

Given its early stage of development, the Pilot Gold Board will not initially take any formal steps to assess the performance of the Board or its committees. The Board will consider Board and committee performance, from time to time, as required.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Pilot Gold and could cause the Corporation’s operating and financial performance to differ materially from the estimates described in forward-looking statements related to the Corporation. These include widespread risks associated with any form of business and specific risks associated with Pilot Gold’s business and its involvement in the gold exploration and development industry. An investment in Pilot Gold Shares, as well as Pilot Gold’s prospects, are highly speculative due to the high-risk nature of its business and the present stage of its operations. Shareholders of Pilot Gold may lose their entire investment. The risks described below are not the only ones facing Pilot Gold. Additional risks not currently known to Pilot Gold, or that Pilot Gold currently deems immaterial, may also impair Pilot Gold’s business or operations. If any of the following risks actually occur, Pilot Gold’s business, financial condition, operating results and prospects could be adversely affected.

Fronteer Securityholders should consult with their professional advisors to assess the Arrangement and their resulting investment in Pilot Gold. In evaluating Pilot Gold and its business and whether to vote in favour of the Arrangement, Fronteer Securityholders should carefully consider, in addition to the other information contained in the Circular and this Appendix “E”, the risk factors which follow, as well as the risks associated with the Arrangement (see in the Circular “The Arrangement — Risks Associated with the Arrangement”). These risk factors may not be a definitive list of all risk factors associated with the Arrangement, an investment in Pilot Gold or in connection with Pilot Gold’s business or operations.

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. The Corporation’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. The financing, exploration, development and mining of any of the Corporation’s properties is furthermore subject to a number of macroeconomic, legal and social factors, including the price of gold and copper, laws and regulations, political conditions, currency fluctuations, the ability to hire and retain qualified people, the inability to obtain suitable adequate machinery, equipment or labour and obtaining necessary services in jurisdictions in which the Corporation operates. Unfavourable changes to these and other factors have the potential to negatively affect the Corporation’s operations and business.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate or even mitigate. While the discovery of a mineral-bearing structure may result in an increase in value for shareholders, few properties which are explored are ultimately developed into producing mines.

Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation. Whether a gold or other precious or base metal or mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of mineralization and proximity to infrastructure; mineral prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by the Corporation towards the exploration and evaluation of gold, copper or other minerals will result in discoveries or production of commercial quantities of gold or other minerals. In addition, once in production, mineral reserves are finite and there can be no assurance that the Corporation will be able to locate additional reserves as its existing reserves are depleted.

Early Stage Status and Nature of Exploration

The terms “Resource(s)” or “Reserve(s)” cannot be used to describe any of the Pilot Gold Properties due to the early stage of exploration at this time. Any reference to potential quantities and/or grade is conceptual in nature, as there has been insufficient exploration to define any mineral resource and it is uncertain if further exploration will result in the determination of any mineral resource. Quantities and/or grade described in this Appendix “E” should not be interpreted as assurances of a potential resource or reserve, or of potential future mine life or of the profitability of future operations.

Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

The economics of exploring and developing mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

No assurance can be given that any particular level of recovery of minerals will be realized or that any potential quantities and/or grade will ever qualify as a resource, or that any such resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited.

Where expenditures on a property have not led to the discovery of mineral reserves, incurred expenditures will generally not be recoverable.

Risks Associated With the Regent Property

The Regent Property is a high risk, speculative venture, and no exploration or sampling has been conducted by the Corporation or its current affiliates with respect to the Regent Property other than soil and rock sampling carried out by Fronteer in late 2010. See “Principal Properties — The Regent Property” in this Appendix “E”. There is no certainty that the expenditures made by the Corporation towards the search for and evaluation of gold or other minerals with regard to the Regent Property or otherwise will result in discoveries of commercial quantities of gold or other minerals.

In addition, even in the event of the successful completion by the Corporation of Phase 1 of the recommended program on the Regent Property, there is no assurance that the results of such exploration will warrant undertaking, or result in, the completion of Phase 2 of the recommended program. In such circumstances, the Corporation may be required to reallocate its resources and focus its operations on other mineral properties. There can be no assurance that any such additional mineral properties will be available for acquisition by the Corporation or that, if available, the terms of acquisition will be favourable to the Corporation.

Subsidiaries

The Corporation operates some of its properties through joint ventures or subsidiaries. The Corporation is therefore subject to the typical risks associated with joint ventures, including disagreement on how to develop, operate or finance the project and contractual and legal remedies of the Corporation’s partners in the event of such disagreements. In addition, any limitation on the transfer of cash or other assets between the Corporation and such entities, or among such entities, could restrict the Corporation’s ability to fund its operations efficiently. Any such limitations or the perception that such limitations may exist now or in the future, could have an adverse impact on the Corporation’s value and stock price.

Minority Interests in the Turkish Properties

The terms of the Joint Venture Agreement governing the exploration of the Halilaǧa and TV Tower properties in Turkey provides effective control to Teck over many of the activities conducted on those properties since it holds a majority (60%) of the shares of the joint venture companies that hold the mining rights in respect of the Halilaǧa and TV Tower properties, respectively. While a limited number of decisions regarding these properties require unanimous approval, giving the Corporation a veto over any such decisions, the Corporation has only a minority interest in these properties and is dependent upon Teck to manage and oversee the operations on these properties.

Investment in Rae Wallace

Under the Arrangement Agreement, Pilot Gold will receive two million common shares and one million share purchase warrants in the capital of Rae Wallace as well as an option agreement with Rae Wallace pursuant to which Pilot Gold will acquire a right to earn a 51% interest in up to two properties that Rae Wallace currently owns or may acquire within a 25,300 km2area of interest. There can be no assurance that the common shares, or the share purchase warrants in the capital of Rae Wallace will be sufficiently liquid for the Corporation to realize its investment. Furthermore, there can be no assurance that Rae Wallace will maintain title requirements to its properties, nor any assurance that Rae Wallace will have sufficient access to capital to meet future exploration needs.

Lack of Funding to Satisfy Contractual Obligations

The Corporation may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Corporation may have its property interests subject to such agreements reduced as a result or even face termination of such agreements. The Corporation has joint venture agreements in Turkey with respect to its Halilaǧa and TV Tower Properties. The Joint Venture Agreement with Teck calls for adjustments to the interests of the parties in the Halilaǧa and TV Tower properties where either party fails to fund cash calls within certain specified periods. If the Corporation fails to fund cash calls, it risks having its interest reduced, may lose its effective veto power over certain decisions and ultimately could have its interest in the Turkish Properties diluted or terminated. Teck is a much larger entity with far greater access to financial resources than the Corporation.

No Assurance of Listing of Pilot Gold Shares

The Pilot Gold Shares are not currently listed on any stock exchange. Listing of the Pilot Gold Shares on the TSX or on any other exchange is not a condition to the completion of the Arrangement. Until the Pilot Gold Shares are listed on a stock exchange, shareholders of Pilot Gold may not be able to sell their Pilot Gold Shares. Even if a listing is obtained, ownership of Pilot Gold Shares will entail a high degree of risk.

Limited Operating History

Other than entering into a series of agreements to acquire a portfolio of exploration properties from Fronteer, the Corporation has no history of operations or earnings. As such, the Corporation is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that the Corporation will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of its early stage of operations.

Passive Foreign Investment Corporation (“PFIC”)

It is likely that the corporation will be classified as a PFIC within the meaning of Section 1291 through 1298 of the US Internal Revenue Code of 1986, as amended, for the 2011 tax year. A US shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special US federal income taxation rules, which may have adverse tax consequences to such shareholder and such shareholder may elect to be taxed under two alternative tax regimes. A US shareholder should consult its own US tax advisor with respect to an investment in Pilot Gold Shares and to ascertain which of the alternative tax regimes, if any, might be beneficial to the US shareholder’s own facts and circumstances.

Current Economic Conditions

There are significant uncertainties regarding the price of gold, copper, other precious and base metals and other minerals and the availability of equity financing for the purposes of mineral exploration and development. The Corporation’s future performance is largely tied to the development of its current mineral properties and the commodity and financial markets. Current financial markets are likely to continue to be volatile in Canada potentially through 2011 and beyond, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. As well, concern about global growth has led to sustained drops in the commodity markets. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing/raising funds. Companies worldwide have been affected particularly negatively by these trends. As a result, the Corporation may have difficulties raising equity financing for the purposes of mineral exploration and development, particularly without excessively diluting present shareholders of the Corporation. These economic trends may limit the Corporation’s ability to develop and/or further explore its mineral property interests and may limit the ability of the Corporation to meet capital calls with respect to the Turkish Properties.

Reliance on a Limited Number of Properties

The only material property interests of the Corporation are its interest in the Regent Property in Nevada and its 40% minority interests in the Turkish Properties in Turkey. As a result, unless the Corporation acquires additional property interests, any adverse developments affecting any one of these properties could have a material adverse effect upon the Corporation and would materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of the Corporation. While the Corporation may seek to acquire additional mineral properties that are consistent with its business objectives, there can be no assurance that the Corporation will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to the Corporation or at all. See “Principal Properties” in this Appendix “E”.

Indemnified Liability Risk

Pursuant to the Arrangement Agreement, Pilot Gold has covenanted and agreed that, following the Effective Time, it will indemnify Newmont, Fronteer and its subsidiaries from all losses suffered or incurred by them as a result of or arising directly or indirectly out of or in connection with an Indemnified Liability (as such term is defined in the Arrangement Agreement), which includes (i) a liability or obligation that, following the Effective Time, Fronteer or any of its subsidiaries is legally obliged to pay but which was incurred or accrued prior to the Effective Time in respect of the Fronteer Exploration Properties (including the operations or activities in connection therewith and any liabilities or obligations for taxes in connection with the transfer of the Fronteer Exploration Properties to Pilot Gold), and (ii) the amount of any tax payable by Fronteer in respect of the disposition of the Pilot Gold Shares to Fronteer Securityholders. Pilot Gold will remain liable under this indemnity for six years following the Effective Date, or until 60 days after the end of the relevant statutory limitation period in respect of claims for taxes. Because of Pilot Gold’s limited financial resources, any requirement to indemnify under these provisions could have a material adverse effect on the ability of Pilot Gold to carry out its business plan.

Insurance and Uninsured Risks

The Corporation’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment, natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in the ability to undertake exploration, monetary losses and possible legal liability.

Although the Corporation may in the future maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which it may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Corporation’s operations are subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.

Pilot Gold cannot give any assurances that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition. There is no assurance that any future changes to environmental regulation, if any, will not adversely affect Pilot Gold.

State Forest Land in Turkey

In order to conduct drilling or other potentially disruptive exploration activities on concessions within State Forest land in Turkey, valid permits are required from the General Directorate of Forestry of the Ministry of Environment and Forestry. There has recently been several changes in regulation governing the use of forestry lands for mining activities in Turkey. The potential for continuing change in Turkey as it relates to undertaking exploration activities on concessions within State Forest Land, or as it relates to other areas determined to be protected or otherwise deemed to be of national interest is elevated. It is thus uncertain if the Corporation’s existing permits may be affected in the future or if the Corporation will have difficulties in obtaining all necessary forest permitting it requires for its mining and exploration activities to continue if any new regulations are adopted.

Water sources

Community water sources occur in the region of the Corporation’s interest in its properties in Turkey, and in the United States. The Corporation will have to ensure that exploration activities do not impact community water sources. Future operations may require that alternate water sources be provided to potentially affected communities.

Land Title

The acquisition of the right to explore and/or exploit mineral properties is a detailed and time-consuming process. Although the Corporation is satisfied it has taken reasonable measures to acquire unencumbered rights to explore its mineral properties in the U.S., no assurance can be given that such claims are not subject to prior unregistered agreements or interest or to undetected or other claims or interests which could be material or adverse to the Corporation. The Corporation’s mineral properties in the U.S. (including the Regent Property) are unpatented mining claims to which the Corporation has only possessory title. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively the ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper posting and marking of boundaries and possible conflicts with other claims not determinable from descriptions of record. Since a substantial portion of all mineral exploration, development and mining in the U.S. now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry.

The present status of the Corporation’s unpatented mining claims located on public lands provides the Corporation with the exclusive right to mine and remove valuable minerals, such as precious and base metals. The Corporation is also allowed to use the surface of the land solely for purposes related to exploration, mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the U.S. government. The Corporation remains at risk that the mining claims may be forfeited either to the U.S. government or to rival private claimants due to failure to comply with statutory requirements.

The Corporation may need to enter into negotiations with landowners and other groups in the local community in Turkey in order to conduct future exploration and development work on the Halilaǧa and TV Tower projects. There is no assurance that future discussions and negotiations will result in agreements with landowners and other local community groups in Turkey or if such agreements will be on terms acceptable to the Corporation so that the Corporation can continue to conduct exploration and development work on these properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Corporation’s operations, financial condition and results of operations.

Major Shareholder with 19.9% Holding

Following the Effective Date, Newmont will indirectly hold approximately 19.9% of the issued and outstanding Pilot Gold Shares and will be Pilot Gold’s single largest shareholder. As a result, Newmont may have the ability to influence the outcome of matters submitted to the Pilot Gold shareholders for approval, which could include the election and removal of directors, amendments to Pilot Gold’s corporate governing documents and business combinations. Pilot Gold’s interests and those of Newmont may at times conflict, and this conflict might be resolved against Pilot Gold’s interests. The concentration of approximately 19.9% of Pilot Gold’s issued and outstanding shares in the hands of a single shareholder may discourage an unsolicited bid for the Pilot Gold Shares, and this may adversely impact the value and trading price of the Pilot Gold Shares.

Competition

The mining industry is competitive in all of its phases. The Corporation faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Corporation. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the Corporation’s operations and financial condition could be materially adversely affected. See above in this Appendix “E”, “Competitive Conditions”.

In addition, the Corporation is subject to certain covenants in the Arrangement Agreement that affect its ability to acquire and explore additional properties in a prescribed area of interest in Nevada. The management, employees and directors of Pilot Gold have significant expertise, experience and history working in the State of Nevada. These covenants and restrictions will prevent Pilot Gold from entering into, or undertaking activities in this area of interest which may reduce the Corporation’s potential and ability to benefit from and maximize the collective experience of its management, employees and directors. See above in this Appendix “E”, “Area of Interest Limitations on the Business”.

Additional Capital

The development and exploration of the Corporation’s properties will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Corporation’s properties or even a loss of property interest. In particular, in the event that the Corporation completes Phase 2 of the recommended program on the Regent Property and further exploration with respect thereto is warranted, or in the event that capital calls are made by Teck in respect of the Turkish Properties or the Corporation acquires additional mineral properties which necessitate exploration expenditures, the Corporation may not have sufficient funds to finance such operations. The primary source of funding available to the Corporation consists of equity financing. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation.

Commodity Prices

The price of the Pilot Gold Shares, the Corporation’s financial results and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of gold or other minerals. The price of gold or other minerals fluctuates widely and is affected by numerous factors beyond the Corporation’s control such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. Future serious price declines in the market value of gold or other minerals could cause continued development of and commercial production from the Corporation’s properties to be impracticable. Depending on the price of gold and other minerals, cash flow from mining operations may not be sufficient and the Corporation could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Economic viability of future production from the Corporation’s mining properties, if any, is dependent upon the prices of gold and other minerals.

In addition to adversely affecting any reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Government Regulation

The mineral exploration activities (as well as the potential for eventual mining, processing and development activities) of the Corporation are subject to extensive laws and regulations governing prospecting, exploration, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, waste disposal, water use, land claims of local people, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.

Government approvals, approval of aboriginal people and permits are currently, and may in the future be required in connection with the Corporation’s operations. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from continuing its exploration or mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Regulators in the United States and Turkey have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.

The Corporation’s mineral exploration and mining activities in the countries in which it operates, including the United States and Turkey, may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase royalties payable or the costs related to the Corporation’s activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, government imposed royalties, claim fees, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. The effect of these factors cannot be accurately predicted. Although the Corporation’s exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Furthermore, any shift in political attitudes, or amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof are beyond the control of the Corporation and could have a substantial adverse impact on the Corporation.

Most recently, in the State of Nevada, where the Corporation has its U.S. properties, section 47 of Assembly Bill 6 enacted by the Special Session of the Nevada Legislature increased the fee payable by the owner of an unpatented mining claim on the recording of a notice of intent to hold the mining claim. At the federal level, the most recent United States Federal budget proposes to levy a 5% royalty on the gross proceeds of hardrock minerals mined on public lands including silver, gold and copper extracted from all new projects on public lands like those managed by the United States Interior Department’s Bureau of Land Management or the United States Forest Service. These and other changes to legislation and regulation in the United States, as well as similar changes in other jurisdictions may indicate an increasing risk for companies operating in the exploration and production stage of the mining industry to be subject to increasing taxes on operations. The Corporation’s activities and financial results may be impacted by these and other changes.

Foreign Operations Risk

Some of Pilot Gold’s operations will be conducted in Turkey and Pilot Gold may acquire or invest in additional properties located in less stable jurisdictions in the future and, as such, its operations are and may increasingly be exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; military repression; fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; and changing political conditions and governmental regulations, including changing environmental legislation.

Turkey is seeking membership to the European Union (EU) and is progressing to conform to EU standards and develop greater political and economic stability. However, Turkey has historically, and to some degree continues to experience heightened levels of political and economic instability due to regional geopolitical instability. These conditions may be exacerbated by current global economic conditions. This instability may cause changes to existing governmental regulations affecting mineral exploration and mining activities and/or may have a material adverse effect on the Corporation’s properties, business and results of operations.

Changes, if any, in mining or investment policies or shifts in political attitudes in Turkey or other jurisdictions in which Pilot Gold holds properties or assets may adversely affect its operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on operations, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the properties, business, operations or financial condition of the Corporation.

In addition, in the event of a dispute arising from foreign operations, Pilot Gold may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Pilot Gold also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for Pilot Gold to accurately predict such developments or changes in laws or policy or to the extent to which any such developments or changes may have a material adverse effect on Pilot Gold’s operations.

Market Price of Common Shares

The Pilot Gold Shares do not currently trade on any exchange or market. Securities of micro-cap and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the Pilot Gold Shares is also likely to be significantly affected by short-term changes in gold or other mineral prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Corporation’s performance that may have an effect on the price of the Pilot Gold Shares include the following: (i) the extent of analytical coverage available to investors concerning the Corporation’s business may be limited if investment banks with research capabilities do not follow the Corporation’s securities; (ii) lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of Pilot Gold Shares; (iii) the size of the Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities; and (iv) a substantial decline in the price of the Pilot Gold Shares that persists for a significant period of time could cause the Corporation’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Pilot Gold Shares at any given point in time may not accurately reflect the Corporation’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The fact that no market currently exists for the Pilot Gold Shares may affect the pricing of the Pilot Gold Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Pilot Gold Shares and the extent of the regulations to which Pilot Gold is subject.

Influence of Third Party Stakeholders

Some of the lands in which Pilot Gold holds an interest, or the exploration equipment and roads or other means of access which Pilot Gold intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies. In the event that such third parties assert any claims, Pilot Gold’s work programs may be delayed even if such claims are not meritorious. Such delays may result in significant financial loss and loss of opportunity for Pilot Gold.

Acquisitions and Integration

From time to time, it can be expected that the Corporation will examine opportunities to acquire additional exploration and/or mining assets and businesses. Any acquisition that the Corporation may choose to complete may be of a significant size, may change the scale of the Corporation’s business and operations, and may expose the Corporation to new geographic, political, operating, financial and geological risks. The Corporation’s success in its acquisition activities depends upon its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Corporation. Any acquisitions would be accompanied by risks. In the event that the Corporation chooses to raise debt capital to finance any such acquisitions, the Corporation’s leverage will be increased. If the Corporation chooses to use equity as consideration for such acquisitions, existing shareholders may suffer dilution. Alternatively, the Corporation may choose to finance any such acquisitions with its existing resources. There can be no assurance that the Corporation would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions

Dividend Policy

No dividends on the Pilot Gold Shares have been paid by the Corporation to date. Payment of any future dividends will be at the discretion of the Corporation’s board of directors after taking into account many factors, including the Corporation’s operating results, financial condition and current and anticipated cash needs. At this time, the Corporation has no source of cash flow and anticipates using all available cash resources towards its stated business objectives and retaining all earnings, if any, to finance its business operations.

Dilution to Pilot Gold Shares

As of the date of the Circular, the Corporation had 10,000,001 Common Shares issued and outstanding. At the Effective Time , there will be a total of 50,478,794 Pilot Gold Shares issued and outstanding after taking into account the one-for-four share consolidation provided for in the Plan of Arrangement.

The increase in the number of Pilot Gold Shares issued and outstanding through further issuances may have a depressive effect on the price of the Pilot Gold Shares and will dilute the voting power of the Corporation’s existing shareholders.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Pilot Gold Shares in the public markets, or the potential for such sales, could decrease the trading price of the Pilot Gold Shares and could impair the Corporation’s ability to raise capital through future sales of Pilot Gold Shares. In particular, at the Effective Time, Newmont or one of its affiliates will own approximately 19.9% of the issued and outstanding Pilot Gold Shares. If Newmont decides to liquidate all or a significant portion of its position, it could adversely affect the price of Pilot Gold Shares.

Change in Accounting or Financial Reporting Standards

Changes in accounting or financial reporting standards may adversely impact the financial performance reported by us in the future. Pilot Gold currently reports its financial performance in Canadian GAAP. The Canadian Accounting Standards Board announced that international financial reporting standards (“IFRS”) will become applicable to Canadian public entities for financial years beginning on or after January 1, 2011. The Corporation’s first period of IFRS reporting will be for the quarter ending March 31, 2011. Management has started the transition process from Canadian GAAP to IFRS and is in the process of assessing and evaluating the potential impact of the Corporation’s transition to IFRS. Based on the review to date, it is anticipated that there may be material differences in accounting treatment between Canadian GAAP and IFRS. For further information on the Corporation’s changeover plan and on the material differences in accounting treatment, see the MD&A included in this Appendix “E”.

Risk of Litigation

Pilot Gold may become involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. If Pilot Gold is unable to resolve these disputes favourably, it may have a material adverse impact on the ability of Pilot Gold to carry out its business plan.

Key Executives

The Corporation is dependent on the services of key executives, including the directors of the Corporation and a small number of highly skilled and experienced executives and personnel. The Corporation strongly depends on the business and technical expertise of its management and key personnel. Due to the relatively small size of the Corporation, the loss of any of these individuals or the Corporation’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Pilot Gold has a very limited history of operations and has not made any assessment as to the effectiveness of its internal controls. Though the Corporation intends to put into place a system of internal controls appropriate for its size, and reflective of its level of operations, there are limited internal controls currently in place.

Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Corporation should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the CBCA and other applicable laws.

Interest Rate Risk

The Corporation’s interest rate risk related to interest-bearing debt obligations is currently not material as the Corporation has no outstanding debt at December 31, 2010.

Credit Risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, derivative financial instruments (including forward gold sales contracts) and amounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Corporation’s objective in managing liquidity risk will be to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable and it is not currently known precisely when the Corporation will require external financing in future periods.

Currency Rate Risk

The Corporation is subject to currency risks. The Corporation’s reporting currency is the Canadian dollar, which is exposed to fluctuations against other currencies. The Corporation’s primary operations are located in the United States and Turkey and many of its expenditures and obligations are denominated in United States dollars, and Turkish lira. It can be anticipated that obligations will also arise in Euros, and other currencies should the Corporation expand its operations into additional countries. The Corporation maintains its principal office in Canada, maintains cash accounts in U.S. dollars, Turkish lira, and Canadian dollars and has monetary assets and liabilities in U.S. and Canadian dollars, and Turkish lira. As such, the Corporation’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Corporation. The Corporation has not undertaken to mitigate transactional volatility in the United States dollar, Turkish lira, or the Canadian dollar at this time. The Corporation may, however, enter into foreign currency forward contracts in order to match or partially offset existing currency exposures.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, shareholder beneficially owning or exercising control or direction over (directly or indirectly) more than 10% of the Pilot Gold Shares, and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last completed fiscal year or in any proposed transaction which, in either such case, has materially affected or will materially affect the Corporation, other than as set forth below or described elsewhere in this Appendix “E”.

On December 30, 2010, Pilot USA entered into the First Nevada Eagle Agreement pursuant to which it acquired its 100% interest in the Regent Property from Nevada Eagle. Prior to the Meeting Date, Pilot Gold or one of its subsidiaries will enter into: (i) the Second Nevada Eagle Agreement pursuant to which Pilot USA, a wholly-owned subsidiary of Pilot Gold, will acquire the Additional Nevada Eagle Assets from Nevada Eagle; (ii) the Fronteer USA Agreement pursuant to which Pilot USA will acquire the Viper property from Fronteer USA, (iii) the Fronteer Agreement pursuant to which Pilot Gold will acquire the Fronteer Purchase Assets from Fronteer, and (iv) the FII Share Purchase Agreement pursuant to which Pilot Holdings Inc., a wholly-owned subsidiary of Pilot Gold, will acquire all of the outstanding shares of FII from FHI. Each of Nevada Eagle and Fronteer USA is an indirect wholly-owned subsidiary of Fronteer and FHI is a direct wholly-owned subsidiary of Fronteer. Fronteer is a significant shareholder of Pilot Gold. For additional detail about these transactions, see in this Appendix “E”, “Acquisition of the Pilot Gold Properties and the Pilot Gold Assets”.

MATERIAL CONTRACTS

The only material contracts entered into by the Corporation which are still in effect, other than in the ordinary course of business, since the date of incorporation of the Corporation or to be entered into in connection with the Arrangement are as follows:

(a)	the Arrangement Agreement;

(b)	the agreement dated October 19, 2004 between Fronteer and TMST with respect to the Biǧa Properties;

(c)	the First Nevada Eagle Agreement;

(d)	the Second Nevada Eagle Agreement;

(e)	the Fronteer USA Agreement;

(f)	the FII Share Purchase Agreement; and

(g)	the Fronteer Agreement.

See in this Appendix “E”, “Description of the Business — Acquisition of the Pilot Gold Properties and the Pilot Gold Assets” and “Principal Properties — the Halilaǧa Property” and, in the Circular, “The Arrangement Agreement”. Copies of the above agreements may be examined during normal business hours at the principal office of the Corporation during the course of distribution of the securities offered hereby.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP , PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia V6C 3S7. The registrar and transfer agent of the Corporation is expected to be Computershare Investor Services Inc. at its principal office in the city of Vancouver, British Columbia.

LEGAL MATTERS

There are no legal proceedings or regulatory actions involving Pilot Gold or its properties as at the date of the Circular, and the Corporation knows of no such proceedings or actions currently contemplated.

INTERESTS OF EXPERTS

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to Pilot Gold’s mineral projects on a property material to Pilot Gold contained in this Appendix “E” has been derived:

(a)	The Regent Property — Dr. Paul Klipfel prepared a report in accordance with NI 43-101 for Pilot Gold entitled “Summary Technical Report — Regent Gold Project, Mineral County, Nevada” dated January 4, 2011.

(b)	The Halilaǧa Property — Ian Cunningham-Dunlop prepared a report in accordance with NI 43-101 for Pilot Gold entitled “Technical Report on the Halilaǧa Exploration Property, Çanakkale, Western Turkey” dated February 15, 2011.

(c)	The TV Tower Property — Ian Cunningham-Dunlop prepared a report in accordance with NI 43-101 for Pilot Gold entitled “Technical Report on the TV Tower Exploration Property, Çanakkale, Western Turkey” dated February 15, 2011

Each of the persons named above is a “qualified person” as defined in NI 43-101, and has been responsible for preparing the technical reports with respect to Pilot Gold referred to in this Appendix “E”.

Except for Mr. Cunningham Dunlop who is an employee of Fronteer and who holds Fronteer Shares and Fronteer Options, to the best knowledge of Fronteer and Pilot Gold, none of the aforementioned persons hold any securities of Fronteer or of any associate or affiliate of Fronteer or held any such securities when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of

Fronteer or of any associate or affiliate of Fronteer in connection with the preparation of such reports. As of the date hereof, the shares and options held by Mr. Cunningham-Dunlop represent less than 1% of the issued Fronteer Shares.

Except for Mr. Cunningham-Dunlop, none of the aforementioned persons has a direct or indirect interest in Fronteer, any of its associates or affiliates or in the Pilot Gold Properties or are currently expected to be elected, appointed or employed as a director, officer or employee of Pilot Gold or of any associate or affiliate of Pilot Gold.

As of March 2, 2011, PricewaterhouseCoopers LLP (the auditors of the Corporation) have reported that they are independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Certain legal matters relating to the Arrangement are to be passed upon by Davies Ward Phillips & Vineberg LLP on behalf of Pilot Gold. Based on security holdings as of the date of the Circular, the partners and associates of Davies Ward Phillips & Vineberg LLP will hold less than 1% of the Pilot Gold Shares on the Effective Date.

Other than as described above, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of Pilot Gold or of any associate or affiliate of Pilot Gold.

PROMOTER

Fronteer, a significant shareholder of the Corporation, may be considered to be a promoter of the Corporation within the meaning of relevant Canadian securities legislation. As of the date hereof, Fronteer beneficially owns or exercises control or direction over 10,000,001 Common Shares, comprising 100% of all issued and outstanding Common Shares as of the date hereof. See in this Appendix “E”, “Principal Shareholders of Pilot Gold”.

SCHEDULE I

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF PILOT GOLD INC.

FOR THE PERIOD APRIL 23, 2010 TO DECEMBER 31, 2010

March 2, 2011
Independent Auditor’s Report

To the Directors of Pilot Gold Inc.

We have audited the accompanying consolidated financial statements of Pilot Gold Inc., which comprise the consolidated balance sheet as at December 31, 2010 and the consolidated statements of loss and comprehensive loss, shareholder’s equity and cash flows for the period April 23, 2010 to December 31, 2010, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pilot Gold Inc. as at December 31, 2010 and the results of its operations and its cash flows for the period April 23, 2010 to December 31, 2010 in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers LLP”

Chartered Accountants

PILOT GOLD INC.

Consolidated Balance Sheet
(Expressed in Canadian dollars)

December 31,
2010

ASSETS

Non-current assets
Exploration properties and deferred exploration expenditures (Note 5)	$1,146,621

Total assets	$1,146,621

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities
Trade and other payables	$22,227

Total current liabilities	22,227

Non-current liabilities
Future Income taxes (Note 4)	—

Shareholder’s Equity
Share capital	1,215,486
Contributed Surplus	79,838
Accumulated deficit	(170,930)

Total equity	1,124,394

Total equity and liabilities	$1,146,621

Approved by the Board of Directors:

“Matthew Lennox-King”, Director	“Sean Tetzlaff”, Director

The accompanying notes form an integral part of these consolidated financial statements

PILOT GOLD INC.

Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars)

For the period
April 23, 2010 to
December 31, 2010

Operating expenses:

Stock-based compensation	$52,758
Wages and benefits	49,889
Professional fees	36,503
Office and general	20,780
Investor relations, promotion and advertising	11,000

Loss before income taxes	170,930

Future income taxes (Note 4)	—

Net loss and comprehensive loss for the period	$170,930

The accompanying notes form an integral part of these consolidated financial statements

PILOT GOLD INC.

Consolidated Statement of Shareholder’s Equity
(Expressed in Canadian dollars)

	Common Shares		Accumulated Other
					Total
			Contributed	Accumulated	Shareholder’s
	Shares	Amount	Surplus	Deficit	Equity
	#	$	$	$	$

Balance as at April 23, 2010	—	—	—	—	—

Shares issued on incorporation	1	1	—	—	1
Private placement by Fronteer	10,000,000	1,215,485			1,215,485
Costs allocated by Fronteer			79,838		79,838
Net loss for the period		—	—	(170,930)	(170,930)

Balance as at December 31, 2010	10,000,001	1,215,486	79,838	(170,930)	1,124,394

The accompanying notes form an integral part of these consolidated financial statements

PILOT GOLD INC.

Consolidated statement of cash flows
(Expressed in Canadian dollars)

For the period
April 23, 2010 to
December 31, 2010

Cash flows from operating activities
Loss for the period	$(170,930)
Items not affecting cash:
Stock based compensation	52,758
Movements in working capital:
Accounts payable and accrued liabilities	22,227

Net cash used by operating activities	$(95,945)

Cash flows from investing activities
Acquisition of exploration properties and deferred exploration expenditures	$(1,215,486)

Net cash used by investing activities	$(1,215,486)

Cash flows from financing activities
Funding received from parent for operations and purchase of exploration properties and deferred exploration expenditures	$1,311,431

Net cash generated by financing activities	$1,311,431

Net increase (decrease) in cash and cash equivalents	$—

Cash and cash equivalents at beginning of period	$—

Cash and cash equivalents at end of the period	$—

The accompanying notes form an integral part of these consolidated financial statements

PILOT GOLD INC.

Notes to the Consolidated Financial Statements
From April 23 to December 31, 2010
(Expressed in Canadian dollars)

1.	INCORPORATION AND BASIS OF PRESENTATION

7703627 Canada Inc. was incorporated on November 18, 2010, under the Canada Business Corporations Act. Subsequently, on December 13, 2010, 7703627 Canada Inc.’s name was changed to Pilot Gold Inc. (“Pilot Gold” or the “Company”). The Company is a wholly-owned subsidiary of Fronteer Gold Inc. (“Fronteer”).

On February 3, 2011, Pilot Gold and Fronteer entered into an agreement with Newmont Mining Corporation (“Newmont”), pursuant to which Newmont will acquire, by way of a court approved plan of arrangement (the “Arrangement”), the issued and outstanding shares of Fronteer. Under the Arrangement, each Fronteer shareholder will receive $14.00 per share in cash and 0.25 of a common share of Pilot Gold (after a one for four share consolidation of Pilot Gold).

Pursuant to the Arrangement, Newmont will acquire all of Fronteer’s mineral property interests in Nevada with the exception of eleven exploration properties which will be owned by Pilot Gold after the Arrangement. Five properties have already been transferred to Pilot Gold (including four that will remain with Pilot following completion of the Arrangement) and the remaining seven exploration properties in Nevada, along with Fronteer’s assets and operations in Turkey and Fronteer’s investment in common shares and share purchase warrants of Rae Wallace Mining Company (“Rae Wallace”) and an option to acquire an interest in two Peruvian properties owned by Rae Wallace will be transferred to Pilot Gold prior to the effective date of the Arrangement and will collectively represent the Pilot Gold business (the “Exploration Properties Business”). In addition, Pilot Gold will be capitalized with approximately $9,640,000 in funding (representing $10,000,000 less cash call payments anticipated to be made by Fronteer for the Turkish joint venture operations from the date the Arrangement was announced to the effective date of the Arrangement). Prior to the Effective Date of the Arrangement, the South Monitor property in Pilot Gold will be transferred back to a subsidiary of Fronteer to be acquired by Newmont under the Arrangement. Upon completion of the Arrangement, Newmont will own approximately 19.9% of Pilot Gold.

The Arrangement has been approved by the Board of Directors of Fronteer and is subject to approval by two-thirds of the votes cast by holders of Fronteer common shares and Fronteer options, voting as a single class, at a special meeting of Fronteer security holders scheduled for March 30, 2011.

These financial statements reflect the assets, liabilities, operations and cash flows of Pilot Gold as it pertains to the assets transferred to Pilot Gold at December 31, 2010 on a continuity of interest basis of accounting with the balance sheet amounts based on the amounts recorded by Fronteer. They comprise the balance sheets, statements of operations and comprehensive loss and shareholder’s equity, and cash flows as if Pilot Gold had been an independent operator during the period reported. The statements of operations and comprehensive loss for the period of April 23, 2010 to December 31, 2010 include the direct general and administrative expenses incurred by Fronteer on the exploration properties and a pro-rata allocation of Fronteer’s general and administrative expenses incurred in 2010. Management cautions readers of these consolidated financial statements that the allocation of expenses in the statements of operations does not necessarily reflect the nature and level of Pilot Gold’s future operating expenses.

The allocation of those items of general and administrative expense not directly chargeable to Pilot Gold were allocated using the percentage derived from the ratio of total exploration expenditures incurred on the four wholly owned Pilot Gold projects over Fronteer’s total exploration and development expenditures. Fronteer’s funding of the carved-out exploration assets and liabilities and past carved-out operations is presented as contributed surplus.

2.	NATURE OF OPERATIONS

The Company is an exploration stage business engaged in the acquisition and exploration of mineral properties located in Nevada, USA.

The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of such properties and upon future profitable production or proceeds from the disposition of the properties.

At December 31, 2010, the Company had $nil in cash and cash equivalents. The Company has an ongoing requirement for investment to fund exploration of its mineral properties. Pilot Gold expects to receive additional funding from the successful completion and closing of the Arrangement and thereafter expects to raise additional equity financing to support future investing and operating activities. There can be no assurance as to the availability or terms upon which such financing might be available. Under the Arrangement, Pilot Gold will be capitalized with approximately $9,640,000 in cash.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered significant.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant wholly-owned subsidiary Pilot Gold USA Inc. All significant intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of expenses during the reporting period. Areas requiring the use of management estimates include the potential recognition of future income tax assets and impairment of exploration properties and deferred exploration expenditures. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits in banks with an original maturity of 90 days or less, and are carried at fair value.

Exploration Properties and Deferred Exploration Expenditures

Acquisition and exploration expenditures on properties, less recoveries in the pre-production stage, are deferred until such time as the properties are put into commercial production, sold or become impaired. On the commencement of commercial production, the deferred costs are charged to operations on the unit-of-production method based upon estimated recoverable proven and probable reserves. General exploration expenditures are charged to operations in the period in which they are incurred. The Company recognizes the payment or receipt of amounts required under option agreements as an addition or reduction, respectively, in the book value of the property under option when paid or received.

Impairment of Long-Lived Assets

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An indication of impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset.

An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on future income tax assets and liabilities is reflected in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign Currency Translation

These financial statements are denominated in Canadian dollars, the Company’s functional currency. Amounts denominated in foreign currencies are translated into Canadian dollars as follows:

i.	monetary assets and liabilities at the rates of exchange in effect at the balance sheet date;

ii.	non-monetary assets at historical rates;

iii.	revenue and expense items at the average rates for the period, except for depreciation and amortization, which are based on historical rates.

The net effect of foreign currency translation is included in the statement of operations.

Financial Instruments

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets and other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•	Held-to-maturity investments, loans and receivables and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

•	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet. Losses due to impairment are included in net earnings.

•	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

•	All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise, except for derivative instruments which represent a cash flow hedge, where the gain or loss is recognized in other comprehensive income.

The Company’s financial instruments primarily consist of accounts payable (classified as other financial liabilities). The fair value of these financial instruments approximates their carrying values.

Comprehensive loss comprises the Company’s net loss and other comprehensive loss. Comprehensive loss represents changes in shareholders’ equity during a period arising from non-owner sources. Financial instruments are recognized on the balance sheet when the Company has become party to the contractual provisions of the instruments.

4.	INCOME TAXES

a)	Provision for income taxes:

The recovery of income taxes differs from the amount that would have resulted from applying combined Canadian federal and provincial statutory tax rates for 2010 of 28.5%. The accounting basis for Pilot Gold is taken to be the same as for Fronteer for the specific assets and liabilities of Pilot Gold.

December 31,
2010
$

Loss before taxes	(170,930)
Expected income tax recovery	(48,715)
Permanent difference:
Stock based compensation	15,246
Difference between fair value and continuity of interest accounting	(23,933)
Rate differences in other jurisdictions	(1,817)
Changes in enacted and substantively enacted rates	3,270
Valuation allowance	55,949

Income tax expense	—

b)	Future tax balances:

December 31,
2010
$

Operating tax losses carried forward	355,206
Valuation Allowance	(55,949)
Mineral property	(299,257)

Net Future Tax Asset/(Liability)	—

There are no income taxes owed by the Company at December 31, 2010. As at December 31, 2010, Pilot Gold had available for deduction against future taxable income in Canada and the USA, losses of approximately $22,000 and $923,400, respectively.

5.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

	Total		Total
	April 23,	Additions/	December 31,
	2010	Allocations	2010
	$	$	$

Regent	—	702,373	702,373
South Monitor	—	27,730	27,730
Cold Springs	—	175,741	175,741
Buckskin	—	63,042	63,042
Brik	—	177,735	177,735

Total	—	1,146,621	1,146,621

On April 23, 2010, Fronteer acquired 100% of the outstanding limited liability company interests in Nevada Eagle Resources, LLC (“Nevada Eagle”) from Gryphon Gold Corporation for cash consideration of US$4,750,000 ($4,763,000 Canadian dollars).

On December 30, 2010, Pilot Gold entered into an agreement with Nevada Eagle Resources LLC and Fronteer Development USA Inc., both wholly-owned subsidiaries of Fronteer, in which the Company acquired five mineral properties for a total of $1,215,486 in cash consideration. Under the continuity of interest basis of accounting, these properties are recorded at the carrying amounts in Fronteer of $1,146,621. The difference is reflected as a reduction of contributed surplus.

Prior to the effective date of the Arrangement, the South Monitor property will be transferred back to a subsidiary of Fronteer to be acquired by Newmont pursuant to the Arrangement.

6.	CAPITAL DISCLOSURES

The Company considers the items included in the consolidated statement of shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

7.	FINANCIAL RISK MANAGEMENT

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining its cash and cash equivalents, with Canadian Chartered Banks and its reclamation deposits with A+ or higher rated US financial institutions.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Company’s holdings of cash and cash equivalents. In the long term, the Company may have to issue additional shares to ensure there is sufficient capital to meet long term objectives. The Company’s financial liabilities of accounts payable and accrued liabilities are payable within a 90 day period and are to be funded from cash on hand provided by the parent company Fronteer.

Market Risk

The significant market risk to which the Company is exposed is foreign exchange risk.

Foreign Exchange Risk

The results of the Company’s operations are exposed to currency fluctuations. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the Canadian dollar in relation to the US dollar will consequently have an impact upon the financial results of the Company and may also affect the value of the Company’s assets, liabilities and shareholders’ equity. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

Fair Value Estimation

The carrying value of the Company’s financial assets and liabilities approximates their estimated fair value.

8.	SEGMENT INFORMATION

The Business has two geographical segments: Canada and the United States. The net loss relating to the operations in Canada and the United States totalled $142,969 and $27,961 respectively for the period ended December 31, 2010. The total assets attributable to the geographical locations relate primarily to their exploration properties and deferred exploration expenditures and are distributed geographically as follows:

December 31,
2010
$

Canada	—
USA	1,146,621

1,146,621

SCHEDULE II

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
THE EXPLORATION PROPERTIES BUSINESS OF FRONTEER GOLD INC.

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

March 2, 2011
Independent Auditor’s Report

To the Directors of Fronteer Gold Inc.

We have audited the accompanying consolidated financial statements of the Exploration Properties Business of Fronteer Gold Inc., which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of operations, comprehensive loss, equity and deficit and cash flows for the years then ended, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Exploration Properties Business of Fronteer Gold Inc. as at December 31, 2010 and December 31, 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers LLP”

Chartered Accountants

EXPLORATION PROPERTIES BUSINESS OF FRONTEER GOLD INC.

Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31,	December 31,
	2010	2009
	(expressed in Canadian dollars)

ASSETS

Current assets:
Cash	$86,963	$229,314
Accounts receivable and other	286,503	259,909

	373,466	489,223

Property & equipment (Note 4)	962,402	777,043

Long term investments (Note 7)	419,217	—

Reclamation deposits	12,858	—

Exploration properties and deferred exploration expenditures (Note 5)	1,972,761	383,971

Equity investments in Turkish Properties (Note 6)	3,087,021	918,822

	$6,827,725	$2,569,059

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$51,779	$36,648

	51,779	36,648

Future income taxes (Note 8)	2,657	2,682

Equity
Contributed surplus	10,483,522	4,824,863
Accumulated other comprehensive loss	(8,771)	—
Accumulated deficit	(3,701,462)	(2,295,134)

	6,773,289	2,529,729

	$6,827,725	$2,569,059

Nature of operations (Note 2)
Commitments (Note 11)

Approved by the Board of Directors:

“Mark O’Dea”, Director	“Oliver Lennox-King”, Director

The accompanying notes form an integral part of these consolidated financial statements

EXPLORATION PROPERTIES BUSINESS OF FRONTEER GOLD INC.

Consolidated Statements of Operations
(Expressed in Canadian dollars)

	For the year ended December 31,
	2010	2009

Operating expenses:

Amortization	$398,897	$369,466
Wages and benefits	312,569	85,629
Office and general	187,118	79,193
Professional fees	94,756	72,962
Stock-based compensation	164,267	27,328
Investor relations, promotion and advertising	33,544	6,649
Write down of exploration properties and deferred exploration expenditures (Note 5)	—	1,085,436

Loss from operations	1,191,151	1,726,663

Other income (expenses):
Change in fair value of financial instruments	(72,112)	—
Foreign exchange gain (loss)	(48,141)	(37,116)
Equity income (loss) from Turkish Properties	(94,951)	—

	(215,204)	(37,116)

Loss before income taxes	(1,406,355)	(1,763,779)

Future income tax recovery (loss) (Note 8)	27	(242)

Net loss for the year	$(1,406,328)	$(1,764,021)

The accompanying notes form an integral part of these consolidated financial statements

EXPLORATION PROPERTIES BUSINESS OF FRONTEER GOLD INC.

Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)

	For the year ended December 31,
	2010	2009

Cash provided (used for):
Operating activities:
Net loss for the year	$(1,406,328)	$(1,764,021)
Items not affecting cash:
Stock-based compensation	164,267	27,328
Amortization	398,897	369,466
Equity income from Turkish properties	94,951	—
Foreign exchange	48,141	37,116
Future income taxes	(27)	242
Write down of exploration properties and deferred exploration expenditure	—	1,085,436
Change in fair value of financial instruments	72,112	—
Changes in non-cash working capital:
Accounts receivable and other	(26,594)	(259,909)
Accounts payable and accrued liabilities	15,131	36,650

Cash used in operating activities	(639,450)	(467,692)

Financing activities:
Funding received from parent for operations and purchase of mineral properties	5,465,005	1,142,793

Cash provided by financing activities	5,465,005	1,142,793

Investing activities:
Purchase of capital equipment	(584,257)	(282,796)
Nevada Eagle Resources acquisition	(886,399)	—
Purchase of marketable securities and long term investments	(520,950)	—
Investment in Turkish Properties	(2,187,512)	—
Interest in exploration properties and deferred exploration expenditures	(788,788)	(162,991)

Cash used in investing activities	(4,967,906)	(445,787)

(Decrease) increase in cash and cash equivalents	(142,351)	229,314

Cash, beginning of year	229,314	—

Cash, end of year	$86,963	$229,314

There are no non-cash investing or financing activities

The accompanying notes form an integral part of these consolidated financial statements

EXPLORATION PROPERTIES BUSINESS OF FRONTEER GOLD INC.

Statement of Equity and Deficit
(Expressed in Canadian dollars)

		Accumulated Other
	Contributed	Comprehensive	Accumulated
	Surplus	Loss	Deficit	Total Equity
	$	$	$	$

Balance as at December 31, 2009	4,824,863	—	(2,295,134)	2,529,729

Funding provided and expenses paid by Fronteer Gold and its subsidiaries	1,002,372	—	—	1,002,372
Net assets contributed by Fronteer Gold and its subsidiaries	4,656,287	—	—	4,656,287
Unrealized loss on long-term investments	—	(8,771)	—	(8,771)
Net loss for the period	—	—	(1,406,328)	(1,406,328)

Balance as at December 31, 2010	10,483,522	(8,771)	(3,701,462)	6,773,289

Consolidated Statement of Comprehensive Loss

	2010	2009
	$	$

Net loss for the year	(1,406,328)	(1,764,021)
Other comprehensive items:
Unrealized loss on long-term investments	(8,771)	—

Total comprehensive loss	(1,415,099)	(1,764,021)

The accompanying notes form an integral part of these consolidated financial statements

EXPLORATION PROPERTIES BUSINESS OF FRONTEER GOLD INC.

Notes to the Consolidated Financial Statements
For the year ended December 31, 2010
(Expressed in Canadian Dollars)

1.	TRANSFER OF ASSETS AND BASIS OF PRESENTATION

On February 3, 2011, Pilot Gold Inc. (“Pilot Gold”) and Fronteer Gold Inc. (“Fronteer”) entered into an agreement with Newmont Mining Corporation (“Newmont”), pursuant to which Newmont will acquire, by way of a court approved plan of arrangement (the “Arrangement”), the issued and outstanding shares of Fronteer. Under the Arrangement, each Fronteer shareholder will receive $14.00 in cash and 0.25 of a common share of Pilot Gold (after a one for four share consolidation of Pilot Gold) for each common share of Fronteer.

Pursuant to the Arrangement, Newmont will acquire all of Fronteer’s mineral property interests in Nevada with the exception of eleven exploration properties which will be owned by Pilot Gold. Five properties have already been transferred to Pilot Gold (including four that will remain with Pilot Gold following completion of the Arrangement) and the remaining seven exploration properties in Nevada, along with Fronteer’s assets and operations in Turkey and Fronteer’s investment in common shares and share purchase warrants of Rae Wallace Mining Company (“Rae Wallace”) and an option to acquire an interest in two Peruvian properties owned by Rae Wallace will be transferred to Pilot Gold prior to the effective date of the Arrangement and will collectively represent the Pilot Gold business (the “Exploration Properties Business”). In addition, Pilot Gold will be capitalized with approximately $9,640,000 in funding (representing $10,000,000 less cash call payments anticipated to be made by Fronteer for the Turkish joint venture operations from the date the Arrangement was announced to the effective date of the Arrangement). Prior to the effective date of the Arrangement, the South Monitor property in Pilot Gold will be transferred back to a subsidiary of Fronteer to be acquired by Newmont under the Arrangement. Upon completion of the Arrangement, Newmont will own approximately 19.9% of Pilot Gold.

The Arrangement has been approved by the Board of Directors of Fronteer and is subject to approval by two-thirds of the votes cast by holders of Fronteer common shares and Fronteer options, voting as a single class, at a special meeting of Fronteer security holders scheduled for March 30, 2011.

These financial statements reflect the assets, liabilities, operations and cash flows of the Exploration Properties Business to be transferred to Pilot Gold on a continuity of interest basis of accounting with the balance sheet amounts based on the amounts recorded by Fronteer. They comprise the balance sheets, statements of operations and comprehensive loss, equity and deficit, and cash flows of the Exploration Properties Business as if Pilot Gold had been an independent operator during the years reported. The statements of operations and comprehensive loss for the years ended December 31, 2010 and 2009 include the direct general and administrative incurred by Fronteer on the carved-out exploration properties and a pro-rata allocation of Fronteer’s general and administrative expenses incurred in each of these years. Management cautions readers of these consolidated financial statements, that the allocation of expenses in the statements of operations does not necessarily reflect the nature and level of the Exploration Properties Business’s future operating expenses.

The allocation of those items of general and administrative expense not directly chargeable to the Exploration Properties Business was allocated using the percentage derived from using total exploration expenditures incurred on the Exploration Properties Business exploration properties over Fronteer’s total exploration and development expenditures. All office equipment owned by Fronteer utilized in Vancouver, British Columbia, Turkey and Elko, Nevada, except those related to Long Canyon and Northumberland are also included in the operations of the Exploration Properties Business. Fronteer’s funding of the carved-out exploration assets and liabilities and past carved-out operations is presented as contributed surplus.

2.	NATURE OF OPERATIONS

The Exploration Properties Business is an exploration stage business engaged in the acquisition and exploration of mineral properties located in Nevada and Turkey.

The Exploration Properties Business has not yet determined whether its properties contain mineral reserves that are economically recoverable. The continued operations of the Exploration Properties Business and the recoverability of the amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Exploration Properties Business to obtain the necessary financing to complete the exploration and development of such properties and upon future profitable production or proceeds from the disposition of the properties.

The Exploration Properties Business has sustained recurring losses and negative cash flows from operations. At December 31, 2010, the Exploration Properties Business has $86,963 in cash and cash equivalents. The Exploration Properties Business has an ongoing requirement for investment to fund exploration of its mineral properties. The Exploration Properties Business expects to receive additional funding from the successful completion and closing of the Arrangement and thereafter expects to raise additional equity financing to support future investing and operating activities. There can be no assurance as to the availability or terms upon which such financing might be available. Following completion of the Arrangement, the Exploration Properties Business will be capitalized with approximately $9,640,000 in cash.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accounting policies of the Exploration Properties Business are in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered significant.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Exploration Properties Business and its significant wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of expenses during the reporting period. Areas requiring the use of management estimates include the potential recognition of future income tax assets, impairment of exploration properties and deferred exploration expenditures and the fair value of long term investments. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits in banks with an original maturity of 90 days or less, and are carried at fair value.

Exploration Properties and Deferred Exploration Expenditures

Acquisition and exploration expenditures on properties, less recoveries in the pre-production stage, are deferred until such time as the properties are put into commercial production, sold or become impaired. On the commencement of commercial production, the deferred costs are charged to operations on the unit-of-production method based upon estimated recoverable proven and probable reserves. General exploration expenditures are charged to operations in the period in which they are incurred. The Exploration Properties Business recognizes the payment or receipt of amounts required under option agreements as an addition or reduction, respectively, in the book value of the property under option when paid or received.

Impairment of Long-Lived Assets

The Exploration Properties Business reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An indication of impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset.

An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Exploration Properties Business’s performance could have a material effect on the Exploration Properties Business’s financial position and results of operations.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on future income tax assets and liabilities is reflected in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Equipment and Amortization

Equipment is stated at historical cost less amortization. The equipment noted below is amortized over its estimated useful life using the following annual rates and methods:

Computer equipment	30%	Declining balance
Computer software	50%	Straight line
Field equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance
Leasehold improvements		Term of lease
Automotive equipment	30%	Declining balance

Amortization of assets used in exploration is capitalized to deferred exploration expenditures.

Foreign Currency Translation

These financial statements are denominated in Canadian dollars, the Exploration Properties Business’s functional currency. Amounts denominated in foreign currencies are translated into Canadian dollars as follows:

i.	monetary assets and liabilities at the rates of exchange in effect at the balance sheet date;

ii.	non-monetary assets at historical rates;

iii.	revenue and expense items at the average rates for the period, except for depreciation and amortization, which are based on historical rates.

The net effect of foreign currency translation is included in the statement of operations.

Financial Instruments

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets and other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•	Held-to-maturity investments, loans and receivables and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

•	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet. Losses due to impairment are included in net earnings.

•	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

•	All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise, except for derivative instruments which represent a cash flow hedge, where the gain or loss is recognized in other comprehensive income.

The Exploration Properties Business’s financial instruments primarily consist of cash, accounts receivable, accounts payable (classified as other financial liabilities), Long term investments (classified as available for sale) and investments in warrants (classified as held for trading). The fair value approximates their carrying values (except for Long term investments and investments in warrants which are carried at fair value).

Comprehensive income comprises the Exploration Properties Business’s net income and other comprehensive income. Comprehensive income represents changes in shareholders’ equity during a period arising from non-owner sources.

Financial instruments are recognized on the balance sheet when the Exploration Properties Business has become party to the contractual provisions of the instruments.

4.	PROPERTY AND EQUIPMENT

	2010			2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$

Equipment	874,008	458,086	415,922	685,209	327,558	357,651
Computer software	544,378	473,344	71,034	416,811	361,553	55,258
Furniture and fixtures	329,207	147,997	181,210	313,296	104,928	208,368
Leasehold improvements	538,009	243,773	294,236	286,029	130,263	155,766

	2,285,602	1,323,200	962,402	1,701,345	924,302	777,043

Equipment consists of automotive, field and computer equipment and hardware.

5.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

	Total		Transferred	Total
	December		to Equity	December 31,
	31, 2009	Additions	Interest	2010
	$	$	$	$

USA
Anchor	—	158,544	—	158,544
Baxter Spring	—	167,603	—	167,603
Easter	—	150,135	—	150,135
Gold Springs 2	—	250,225	—	250,225
New Boston	—	335,344	—	335,344
Stateline	—	150,135	—	150,135
Viper	120,550	215,869	—	336,419

	120,550	1,427,855	—	1,548,405

TURKEY
TV Tower	36,698	63,561	(100,259)	—
Isper	165,424	6,829	—	172,253
Aktarma	57,936	6,993	—	64,929
Yuntdag	3,363	8,339	—	11,702

	263,421	85,722	(100,259)	248,884
PERU	—	175,472	—	175,472

	—	175,472	—	175,472

	383,971	1,689,049	(100,259)	1,972,761

	USA	Turkey	Peru	Total
	$	$	$	$

December 31, 2009	120,550	263,421	—	383,971
2010 expenditures:
Acquisition costs	909,855	—	—	909,855
Assaying & geochemical	127,092	1,203	—	128,295
Option payments	—	—	156,285	156,285
Camp & field costs	7,131	—	—	7,131
Geophysics	66,662	—	—	66,662
Transportation	10,719	12,380	—	23,099
Wages, consulting and management fees	225,063	18,940	19,187	263,190
Claim maintenance and advance royalty fees	65,905	—	—	65,905
Environmental	5,883	—	—	5,883
Other	9,545	53,199	—	62,744

	1,427,855	85,722	175,472	1,689,049
Transferred to Equity Interest	—	(100,259)	—	(100,259)

	—	(100,259)	—	(100,259)

December 31, 2010	1,548,405	248,884	175,472	1,972,761

On April 23, 2010, Fronteer acquired 100% of the outstanding limited liability company interests in Nevada Eagle Resources, LLC (“Nevada Eagle”) from Gryphon Gold Corporation for cash consideration of US$4,750,000 ($4,763,000 Canadian dollars). In addition to the four properties transferred to Pilot Gold in 2010, six additional Nevada Eagle properties are being transferred to the Exploration Properties Business of Fronteer in connection with the Arrangement, forming part of the Exploration Properties Business.

Easter

The property is subject to an earn-in joint venture with La Quinta Resource Corp. (“La Quinta”), whereby La Quinta can earn 65% by spending $2 million on exploration prior to January 4, 2015. La Quinta must maintain the claims, and pay annual cash payments totaling $190,000 over the 5 year term of the agreement, plus 500,000 La Quinta common shares. The Exploration Properties Business retains a net smelter royalty of 2.5% — 4% depending upon the price of gold.

Gold Springs 2

The property is under option to High Desert Gold Inc. (“HDG”) whereby HDG can earn 60% interest in the project by spending $1,000,000 in aggregate by January 10, 2015, plus making cash payments to Pilot Gold which escalate from $20,000 to $40,000 per year. At earn-in, Pilot Gold can either elect to participate at 40% or less, or revert to a $40,000 per year payment plus a sliding scale NSR, which is based on the gold price. Pilot Gold retains a net smelter royalty of 2.5% — 4% depending upon the price of gold. A 4% royalty on four claims is payable to a third party.

Rae Wallace Option — Peru

In the third quarter of 2010, the Exploration Properties Business paid US$150,000 for a three year option to earn a 51% interest in up to two properties within a 23,500-square-kilometre area in Peru that Rae Wallace currently owns or acquires. To earn a 51% interest in a property, the Exploration Properties Business must spend the greater of US$150,000 or three times Rae Wallace’s expenditures on the property, from the date of the agreement. In addition, should Rae Wallace wish to joint venture any other project in this area of interest, it must first offer Pilot Gold the joint venture opportunity.

Pirentepe

During 2009, the Exploration Properties Business wrote off $1,085,436 of exploration properties and deferred exploration expenditures for the Pirentepe project, due to unsatisfactory exploration results and uncertainty of plans for the project.

6.	EQUITY INVESTMENTS IN TURKISH PROPERTIES

Halilaǧa and TV Tower Properties

The Exploration Properties Business owns 40% of the HalilaNa project through a 40% ownership stake in a Turkish company, controlled (60%) by a Turkish subsidiary (“TMST”) of Teck Resources Limited. A separate Turkish company, also owned 40% by the Exploration Properties Business and 60% by TMST, holds other mineral interests in northwestern Turkey, including the TV Tower property. The Exploration Properties Business accounts for these investments as equity investments. The book value of these investments are $2,343,283 and $743,738, respectively.

Under the equity method of accounting , the Exploration Properties Business’s percentage interest in the net assets and results of operations of the projects are presented in a single line on the balance sheet as “Investment in Turkish Properties” and in the statement of operations as “Equity income from Turkish Properties”, respectively. For the Halilaǧa and TV Tower properties the Exploration Properties Business has transferred the expenditures it has incurred from “Exploration properties and deferred exploration expenditures” to “Investment in Turkish Properties”.

7.	LONG TERM INVESTMENTS

The Exploration Properties Business, from time to time, may make strategic investments in other private or publicly traded entities. These investments are treated as long-term investments and may take the form of common shares and share purchase warrants.

For accounting purposes, the Exploration Properties Business has determined that any share purchase warrants held are derivative financial instruments and any change in fair value is included in earnings for the period. The fair value of share purchase warrants is measured using the Black-Scholes option pricing model that uses inputs that are corroborated with the market wherever possible. Any common shares (equities) held are designated as available-for-sale and any change in fair value is included in other comprehensive income, until such time as the common shares are sold or otherwise disposed of at which time any gains or losses will be included in earnings for the period.

Inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement are summarized in the three level hierarchies below:

•	Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities

•	Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 — Inputs that are not based on observable market data.

The following table illustrates the classification of the Exploration Properties Business’s financial instruments with the fair value hierarchy as at December 31, 2010 ($nil in 2009)

	Financial assets at fair value as at December 31, 2010
	Level 1	Level 2	Level 3	Total
	$	$	$	$

Rae Wallace common shares (2,000,000 common shares)	380,076	—	—	380,076
Rae Wallace share purchase warrants (1,000,000 warrants)	—	39,141	—	39,141

	380,076	39,141	—	419,217

By way of a non-brokered private placement, the Exploration Properties Business acquired 2,000,000 units of Rae Wallace at US$0.25 per unit. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the Exploration Properties Business to acquire one additional common share of Rae Wallace for US$0.375 per share until September 30, 2012.

8.	INCOME TAXES

a)	Provision for income taxes:

The recovery of income taxes differs from the amount that would have resulted from applying combined Canadian federal and provincial statutory tax rates for 2010 of 28.5% (2009 - 30.0%)

	December 31,	December 31,
	2010	2009
	$	$

Loss before taxes	(1,406,355)	(1,763,779)

Expected income tax recovery	(400,811)	(529,134)
Permanent differences:
Non deductible items for tax purposes	47,168	8,238
Foreign exchange	5,458	7,423
Effect of foreign tax rates	37,327	128,615
Changes in enacted and substantively enacted rates	11,248	15,858
Other	2,714	3,153
Change in valuation allowance	296,869	366,089

Income tax expense (recovery)	(27)	242

b)	Future tax balances:

	December 31,	December 31,
	2010	2009
	$	$
Future income tax assets (liabilities):
Operating losses carried forward	983,584	387,571
Equipment	227,219	165,289
Mineral properties	(407,655)	(33,890)
Investments	12,717	—
Valuation allowance	(818,522)	(521,652)

	(2,657)	(2,682)

The tax basis of the Exploration Properties Business assets and liabilities were derived from the tax basis of Fronteer. Loss carryforwards were estimated based on an allocation of Fronteer’s expenses to the Exploration Properties Business. There are no income taxes owed by the Exploration Properties Business at December 31, 2010.

9.	CAPITAL DISCLOSURES

The Exploration Properties Business considers the items included in the consolidated statement of shareholder’s equity as capital. The Exploration Properties Business manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Exploration Properties Business may issue new shares through private placements or return capital to shareholders. The Exploration Properties Business is not subject to externally imposed capital requirements.

The Exploration Properties Business’s objectives when managing capital are to safeguard the Exploration Properties Business’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

10.	FINANCIAL RISK MANAGEMENT

Financial Risk Management

The Exploration Properties Business is exposed in varying degrees to a variety of financial instrument related risks. The Exploration Properties Business’s Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit Risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Exploration Properties Business’s credit risk is primarily attributable to its liquid financial assets. The Exploration Properties Business limits exposure to credit risk and liquid financial assets through maintaining its cash and cash equivalents, with Canadian Chartered Banks and its reclamation deposits with A+ or higher rated US financial institutions.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Exploration Properties Business manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Exploration Properties Business’s holdings of cash and cash equivalents. The Exploration Properties Business believes that these sources will be sufficient to cover the likely short term requirements. In the long term, the Exploration Properties Business may have to issue additional shares to ensure there is sufficient capital to meet long term objectives. The Exploration Properties Business’s cash is invested in business bank accounts and is available on demand for the Exploration Properties Business’s programs, and is not invested in any asset backed deposits/investments. The Exploration Properties Business’s financial liabilities of accounts payable and accrued liabilities are payable within a 90 day period and are to be funded from cash on hand.

Market Risk

The significant market risks to which the Exploration Properties Business is exposed are foreign exchange risk and interest rate risk. These are further discussed below:

Foreign Exchange Risk

The results of the Exploration Properties Business’s operations are exposed to currency fluctuations. The operating results and financial position of the Exploration Properties Business are reported in Canadian dollars in the Exploration Properties Business’s consolidated financial statements. The fluctuation of the Canadian dollar and other currencies in relation to the US dollar will consequently have an impact upon the financial results of the Exploration Properties Business and may also affect the value of the Exploration Properties Business’s assets, liabilities and shareholders’ equity. The Exploration Properties Business has not entered into any derivative contracts to manage foreign exchange risk at this time.

Financial instruments that impact our net loss or other comprehensive loss due to currency fluctuations include US dollar denominated cash. The sensitivity of our net income and other comprehensive income due to a 10% change in the exchange rate between the US dollar and the Canadian dollar is $8,621.

Interest Rate Risk

The Exploration Properties Business is exposed to interest rate risk on its outstanding short term investments. The Exploration Properties Business’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Exploration Properties Business monitors this exposure and does not enter into any derivative contracts to manage this risk.

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents. Cash and cash equivalents receive interest based on market interest rates. Based on cash and cash equivalents outstanding at December 31, 2009, with other variables unchanged, a 1% change in the interest rate would decrease (increase) our net loss by $58. There would be no significant effect on other comprehensive income.

The Exploration Properties Business’s financial liabilities are not exposed to interest rate risk.

Fair Value Estimation

The carrying value of the Exploration Properties Business’s financial assets and liabilities approximates or equals their estimated fair value (see Note (3)).

11.	COMMITMENTS

The Exploration Properties Business has entered into operating leases for premises and office equipment. Total minimum operating lease commitments approximate $2,511,003. Minimum rental commitments for the following years are as follows:

Year	Amount
$

2011	368,061
2012	348,347
2013	286,026
2014	280,473
2015	286,985
2016+	941,111

2,511,003

12.	SEGMENT INFORMATION

The Exploration Properties Business has four geographical segments: Canada, United States, Turkey and Peru. The total assets attributable to the geographical locations relate primarily to its exploration properties and deferred exploration expenditures and have been disclosed in Notes 5 and 6. The net loss relating to the operations in Canada, Turkey, United States and Peru totalled $(725,913), $(492,172), $(188,243) and $nil respectively for the year ended December 31, 2010. Property and equipment are distributed geographically as follows:

	December 31,
	2010	2009
	$	$

Canada	421,056	470,037
USA	507,556	263,176
Turkey	33,790	43,830
Peru	—	—

	962,402	777,043

SCHEDULE III

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF PILOT GOLD

Pro Forma Consolidated Financial Statements

Pilot Gold Inc.

Year ended December 31, 2010
(Expressed in Canadian dollars)

PILOT GOLD INC.

Pro Forma Consolidated Balance Sheet
as at December 31, 2010
(Unaudited)

		Exploration Properties				Pro forma
	Pilot	Business of			Pro forma	consolidated
	Gold Inc.	Fronteer Gold Inc.	Note		adjustments	Pilot Gold Inc

ASSETS

Current assets
Cash and cash equivalents	$—	$86,963	2 b	)	$9,640,000	$9,726,963
			2 b	)	54,998,355
			2 b	), 2 c)	(54,998,335)
Accounts receivable and other		286,503				286,503

	—	373,466			9,640,000	10,013,466
Property, plant and equipment	—	962,402				962,402
Long-term investments	—	419,217				419,217
Reclamation deposits	—	12,858				12,858
Exploration properties and deferred exploration expenditures	1,146,621	1,972,761	2 c	)	(27,730)	3,091,652
Equity Investments in Turkish Properties	—	3,087,021	2 b	)	360,000	3,447,021

	$1,146,621	$6,827,725			$9,972,270	$17,946,616

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$22,227	$51,779			$—	$74,006

	22,227	51,779			—	74,006
Future income taxes	—	2,657				2,657

	22,227	54,436			—	76,663

SHAREHOLDERS’ EQUITY

Share capital	1,215,486	—	2 b	), 2 c)	64,998,355	66,213,841

Contributed surplus	79,838	10,483,522	2 b	), 2 c)	(10,563,360)	—
Accumulated other comprehensive loss	—	(8,771)				(8,771)
Accumulated deficit	(170,930)	(3,701,462)	2 b	)	(44,462,725)	(48,335,117)

	1,124,394	6,773,289			9,972,270	17,869,953

	$1,146,621	$6,827,725			$9,972,270	$17,946,616

The accompanying notes form an integral part of these consolidated financial statements

PILOT GOLD INC.

Pro forma Consolidated Statement of Operations
Year ended December 31, 2010
(Unaudited)

		Exploration Properties
	Pilot Gold Inc.	Business of Fronteer
	Gold Inc. for the	Gold Inc. for the	Pro forma
	period April 23, 2010 to	year ended	consolidated
	December 31, 2010	December 31, 2010	Pilot Gold Inc.
	$	$	$

Expenses
Stock-based compensation	52,758	164,267	217,025
Wages and benefits	49,889	312,569	362,458
Professional fees	36,503	94,756	131,259
Office and general	20,780	187,118	207,898
Investor relations, promotion and advertising	11,000	33,544	44,544
Amortization	—	398,897	398,897

Loss from operations	170,930	1,191,151	1,362,081

Other income (expenses)
Change in fair value of financial instruments	—	(72,112)	(72,112)
Equity loss from Turkish Investments	—	(94,951)	(94,951)
Foreign exchange gain (loss)	—	(48,141)	(48,141)

	—	(215,204)	(215,204)

Loss before income taxes	(170,930)	(1,406,355)	(1,577,285)
Future income tax recovery	—	27	27

Net loss	(170,930)	(1,406,328)	(1,577,258)

The accompanying notes form an integral part of these consolidated financial statements

Pilot Gold Inc.

Consolidated Statement of Exploration Properties
As at December 31, 2010
(Unaudited)

Exploration expenditures by property:

		Exploration
		Expenditures
		$

Turkey:
	Aktarma	64,929
	Isper	172,253
	Yuntdag	11,702

		248,884
Nevada:
	Anchor	158,544
	Baxter Spring	167,603
	Brik	177,735
	Buckskin North	63,042
	Cold Springs	175,741
	Easter	150,135
	Gold Springs 2	250,225
	New Boston	335,344
	Regent	702,373
	Stateline	150,135
	Viper	336,419

		2,667,296
Peru:
	Rae Wallace	175,472

		3,091,652

The accompanying notes form an integral part of these consolidated financial statements

PILOT GOLD INC.

Notes to the Pro-forma Consolidated Financial Statements
For the year ended December 31, 2010
(Expressed in Canadian Dollars)(unaudited)

1.	TRANSFER OF ASSETS AND BASIS OF PRESENTATION

The accompanying unaudited pro-forma consolidated financial statements have been compiled for purposes of inclusion in an Information Circular of Fronteer Gold Inc. (“Fronteer”) dated March 2, 2011 which gives effect to a plan of arrangement (the “Arrangement”) between Fronteer, Pilot Gold Inc. (“Pilot Gold” or the “Company”) and Newmont Mining Corporation (“Newmont”) pursuant to which Newmont will acquire the issued and outstanding shares of Fronteer. Under the Arrangement, each Fronteer shareholder will receive for each common share of Fronteer $14.00 in cash and 0.25 of a common share of Pilot Gold (after a one for four share consolidation of Pilot Gold).

7703627 Canada Inc. was incorporated on November 18, 2010, under the Canada Business Corporations Act. Subsequently, on December 13, 2010, 7703627 Canada Inc.’s name was changed to Pilot Gold Inc. (“Pilot Gold” or the “Company”). The Company is a wholly-owned subsidiary of Fronteer Gold Inc. (“Fronteer”).

Pursuant to the Arrangement, Newmont will acquire all of Fronteer’s mineral property interests in Nevada with the exception of eleven exploration properties which will be owned by Pilot Gold after the Arrangement. Five properties have already been transferred to Pilot Gold (including four that will remain with Pilot following completion of the Arrangement) and the remaining seven exploration properties in Nevada, along with Fronteer’s assets and operations in Turkey and Fronteer’s investment in common shares and share purchase warrants of Rae Wallace Mining Company (“Rae Wallace”) and an option to acquire an interest in two Peruvian properties owned by Rae Wallace will be transferred to Pilot Gold prior to the effective date of the Arrangement and will collectively represent the Pilot Gold business (the “Exploration Properties Business”). In addition, Pilot Gold will be capitalized with approximately $9,640,000 in funding (representing $10,000,000 less cash call payments anticipated to be made by Fronteer for the Turkish joint venture operations from the date the Arrangement was announced to the effective date of the Arrangement). Prior to the Effective Date of the Arrangement, the South Monitor property in Pilot Gold will be transferred back to a subsidiary of Fronteer to be acquired by Newmont. Upon completion of the Arrangement, Newmont will own approximately 19.9% of Pilot Gold.

The Arrangement has been approved by the Board of Directors of Fronteer and is subject to approval by two-thirds of the votes cast by holders of Fronteer common shares and Fronteer options, voting as a single class, at a special meeting of Fronteer security holders scheduled for March 30, 2011.

The unaudited pro-forma consolidated financial statements are not necessarily indicative of Pilot Gold as at the time of closing of the Arrangement. The unaudited pro-forma consolidated financial statements should be read in conjunction with the audited annual financial statements of Pilot Gold for the period April 23, 2010 to December 31, 2010 and the audited annual consolidated business statements of the Exploration Properties Business of Fronteer as at December 31, 2010 and 2009, all of which are contained within the Information Circular.

2.	PRO-FORMA ASSUMPTIONS

The unaudited pro-forma consolidated financial statements gives effect to the accounting continuation of Pilot Gold as described in the Information Circular, as if it had occurred as at December 31, 2010 for the purposes of the pro-forma consolidated balance sheet and as of January 1, 2010 for the purposes of the pro-forma consolidated statements of operations is based on the following assumptions:

a)	The balances used in the unaudited pro-forma financial statements are those of the Exploration Properties Business of Fronteer Gold Inc. as at and for the year ended December 31, 2010 and Pilot Gold as at December 31, 2010 and for the period April 23, 2010 to December 31, 2010.

b)	Prior to the effective date of the Arrangement, Pilot Gold will issue shares to Fronteer in consideration for the transfer of the following assets: (a) the cash funding of Pilot Gold in the amount of approximately $9,640,000 (representing $10,000,000 less any cash call payments anticipated to be made by Fronteer for the Turkish joint venture operations from the date the Arrangement was announced to the effective date of the arrangement), (b) approximately CDN$51,800,000 in cash (representing the estimated cash amount required for a Pilot Gold subsidiary to acquire the shares of Fronteer Investments Inc. which holds Fronteer’s Halilaǧa and TV Tower assets in Turkey), (c) approximately CDN$1,428,404 in cash (representing the cash amount required for a Pilot Gold subsidiary to acquire the remaining six Nevada Eagle Assets after deducting the value of South Monitor which will be transferred back to a subsidiary of Fronteer to be acquired by Newmont and the Viper Property), and (d) other assets of Fronteer being transferred to Pilot Gold including the shares, warrants and option agreement of Rae Wallace. As these transactions are between Fronteer and Pilot Gold, a subsidiary of Fronteer, the acquired assets have been recorded at Fronteer’s carrying values. The difference between the amount paid and their fair value has been applied against contributed surplus and accumulated deficit. The amount paid is subject to adjustment based on the determined fair market value of any of the transferred assets (or underlying assets) on the date of transfer to Pilot Gold.

c)	Prior to the effective date of the Arrangement, the South Monitor property which was owned by Pilot Gold on December 31, 2010, and carried at $27,730 will be transferred back for $120,000 to a subsidiary of Fronteer to be acquired by Newmont.

3.	CAPITAL DISCLOSURES

Authorized

An unlimited number of common shares without par value.

Issued

				Accumulated
				other
	Number of		Contributed	comprehensive		Shareholders
	shares	Share capital	surplus	income	Deficit	equity
	#	$	$	$	$	$

Pilot Gold and the Exploration
Properties Business	10,000,001	1,215,486	10,563,360	(8,771)	(3,872,392)	7,897,683
Mineral properties adjustment (Note 2c))	—	—	92,270	—	—	92,270
Shares issued in connection with the Arrangement	40,478,793	64,998,355	(10,655,630)	—	(44,462,725)	9,880,000

Pro forma shareholder’s equity December 31, 2010	50,478,794	66,213,841	—	(8,771)	(48,335,117)	17,869,953

The total number of shares to be issued under the Arrangement assumes that only those Fronteer options with an exercise price below $14.00 will be exercised. The number of shares issued also includes a sufficient number of shares to give Newmont an indirect interest in 19.9% of the issued and outstanding common shares of Pilot Gold upon completion of the Arrangement. The number of shares to be issued under the Arrangement does not include shares that could be issued upon the exercise of out of the money options prior to the effective time of the Arrangement.

SCHEDULE IV

MANAGEMENT’S DISCUSSION AND ANALYSIS
PILOT GOLD INC. FOR THE PERIOD OF APRIL 23, 2010 TO DECEMBER 31, 2010

This Management’s Discussion and Analysis (“MD&A”) is dated as of March 2, 2011 and should be read in conjunction with the audited consolidated financial statements of Pilot Gold (in this MD&A also referred to as the “Company” or “We” or “Our” or “Us”) for the period April 23, 2010 to December 31, 2010, and the related notes thereto (collectively the “Financial Statements”) which are attached as Schedule I to this Appendix “E”. We report our financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”).

Our reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. As at December 31, 2010, the value of C$1.00 was US$1.01 according to the Bank of Canada.1

Basis of Presentation

Pilot Gold was incorporated on November 18, 2010, under the Canada Business Corporations Act with the name 7703627 Canada Inc. On December 13, 2010, the name of the Company was changed to Pilot Gold Inc. The Company is a wholly-owned subsidiary of Fronteer. Its sole business focus to date has been to explore certain mineral property interests in Nevada, acquired from Fronteer and certain of its subsidiaries, and to make application to list its common shares on a stock exchange. In connection therewith, Pilot Gold entered into the Arrangement Agreement with Fronteer, its sole shareholder, and Newmont Mining Corporation (“Newmont”) pursuant to which Newmont will acquire all of the issued and outstanding shares of Fronteer by way of a court approved Arrangement

In addition, Pilot Gold will enter into various property and share transfer agreements with Fronteer and certain of its subsidiaries pursuant to which Pilot Gold will acquire certain additional mineral properties (which, together with the Initial Properties, constitute the Pilot Gold Properties) and the Pilot Gold Assets. As part of that process, Pilot Gold will transfer back to Fronteer or one of its subsidiaries, the South Monitor property (see in this Appendix “E”, “Description of the Business — Acquisition of the Pilot Gold Properties and the Pilot Gold Assets”). In addition, Pilot Gold will be funded with approximately $9,640,000 (representing $10,000,000 less anticipated cash calls paid by Fronteer for the Turkish joint venture operations from the date the Arrangement was announced to the effective date of the Arrangement). It is anticipated that Pilot Gold will have approximately $9,640,000 on the Effective Date of the Arrangement.

On December 31, 2010, Pilot Gold owned the Regent, Cold Springs, Buckskin, Brik (referred to in this Appendix “E” as the Initial Properties) and South Monitor mineral properties. Pilot Gold’s December 31, 2010 consolidated financial statements reflect the balance sheets, statements of operations and comprehensive loss and shareholder’s equity, and cash flows of the exploration business of Fronteer as it pertained to exploring, developing and managing the four Nevada projects in Pilot Gold at December 31, 2010, that will not be transferred to Newmont, as if Pilot Gold had been an independent operator of these projects during the period reported. The statements of operations and comprehensive loss for the period April 23, 2010 to December 31, 2010 includes the direct general and administrative costs incurred by Pilot Gold and a pro-rata allocation of Fronteer’s general and administrative expenses incurred in the period. The financial statements have been presented under the continuity of interest basis of accounting with balance sheet amounts based on the amounts recorded by Fronteer. Management cautions readers of these Financial Statements, that the allocation of expenses in the statements of operations does not necessarily reflect the nature and level of Pilot Gold’s future operating expenses.

On April 23, 2010, Fronteer acquired 100% of the outstanding limited liability company interest in Nevada Eagle Resources Inc. (“Nevada Eagle”) from an arm’s length third party for cash consideration of US$4.75 million. Fronteer accounted for the business combination as a purchase transaction with Fronteer as the acquirer of Nevada Eagle. Nevada Eagle had an interest in 52 properties, four of which (other than South Monitor) were the above named Initial Properties transferred to Pilot Gold.

1  Nominal noon rate as per the Bank of Canada.

Selected Period Information

The following table sets forth selected financial information with respect to Pilot Gold, which information has been derived from and should be read in conjunction with the Financial Statements of Pilot Gold for the period ended December 31, 2010.

Period from April 23, 2010
to December 31, 2010

Consolidated Statement of Operations
Net loss and comprehensive loss for the period	$170,930
Consolidated Balance Sheet
Current Assets	$—
Total Assets	$1,146,621
Total Current Liabilities	$22,227
Total Liabilities	$22,227
Shareholder’s Equity	$1,124,394
Number of Common Shares Outstanding	10,000,001

Discussion of Operations

Under the continuity of interest method of accounting, Pilot Gold’s Consolidated balance sheet, consolidated statement of operations and comprehensive loss and consolidated cash flows, reflect Fronteer’s exploration business as it pertains to the exploration and development of the four mineral properties acquired by Pilot Gold and also include Fronteer’s costs of acquiring South Monitor. Under this method of accounting, the directly identifiable overhead costs incurred by Fronteer with respect to this business, have been allocated to Pilot Gold. As well, a pro-rata allocation of Fronteer’s general and administrative expenses incurred in 2010, have also been allocated to Pilot Gold. The pro-rata allocation is made as a percentage of Fronteer’s exploration and development costs incurred on the four projects acquired by Pilot Gold as they relate to Fronteer’s total exploration and development expenditures. Pilot Gold and Fronteer defer acquisition, exploration and development costs on properties, less recoveries in the pre-production stage, until such time as the properties are put into commercial production, sold or become impaired. On the commencement of commercial production, the deferred costs are charged to operations on the unit-of-production method based upon estimated recoverable proven and probable reserves. General exploration expenditures are charged to operations in the period in which they are incurred.

The amount shown for mineral property interests represents costs incurred, allocated and deferred to date net of recoveries from joint venture partners (if any) and write-downs and does not necessarily reflect present or future values.

Pilot Gold incurred a loss for the period ended December 31, 2010, of $170,930. The loss comprised of legal and accounting fees of Pilot Gold and allocated general and administrative costs of Fronteer relating to Pilot Gold.

Priority Projects: 2010 Activities and Planned 2011 Activities

Regent Property (100% owned)

The Regent Property was acquired from Nevada Eagle in April 2010. It is located approximately 60 km southeast of Fallon, Nevada and consists of 110 unpatented mining claims covering a surface area of 919.74 hectares (2,272 acres).

Since the acquisition of the Regent Property, Fronteer conducted preliminary field investigations of the Regent Project at a cost of $155,902. Geological mapping and rock and soil geochemical surveys were completed in September and October 2010, with 254 rock samples and 929 soil samples being collected. Preliminary geologic modeling was completed.

The Company plans to aggressively explore the Regent Project, with the dual focus of exploring the high grade vein potential and defining a bulk mineable disseminated gold and silver deposit. Exploration expenditures of $1,927,000 are planned for Phase I in 2011 and early 2012. Depending upon results from Phase I, Pilot Gold plans to commence a Phase II program in 2012 at a cost of approximately $3,330,000 (of which $721,000 is expected to be incurred in 2012).

The Phase I program will consist of geologic and alteration mapping, ground geophysics, 2,000 metres of reverse circulation drilling, 3,000 metres of diamond core drilling and initial metallurgical work. Phase II would increase reverse circulation and diamond core drilling by an additional 6,000 metres each.

The annual maintenance fees for Regent consist of a per acre claim fee payable to the BLM and State of Nevada of approximately $US25,900.

Other Projects

Pilot Gold also has an interest in the following exploration projects:

Brik

The Brik Property is located in the Little Mountain Mining District, situated in low lying hills north of the Cedar Range, southeast of Panaca, in east-central Lincoln County, Nevada. The Project consists of 133 unpatented lode claims on U.S. Bureau of Land Management (“BLM”) land.

The Brik Project hosts a gold-mineralized, east-west striking epithermal quartz veins visible over 600 metres, within a 20 plus metre wide, steeply-south-dipping, structural and boasts a large gold in soil anomaly. The target has seen minimal exploration work and presents excellent targets for future drilling.

Over the course of 2010, Fronteer completed 127 rock samples for analysis along with 1289 soil samples for geochemical analysis. Based on the results of this work, an additional 92 claims were staked, and geologic mapping was completed over the target. Pilot Gold expects to undertake additional exploration at Brik in 2011, consisting of geologic mapping and and the preparation and submittal of an initial Notice of Intent to perform drilling.

Cold Springs

The Cold Springs property is a high-level, low-sulfidation epithermal gold-silver system situated on the western flank of the Desatoya Mountains, approximately 176 kilometres east of Reno, Nevada. The project consists of 45 contiguous unpatented lode claims on land managed by the BLM.

In 2010, Fronteer completed 39.5 line kilometres of ground magnetic surveying over the Cold Springs target, in conjunction with a field evaluation visit and staked an additional 27 claims. Planned exploration work in 2011 consists of target modeling and preparation, and the preparation and submittal of an initial Notice of Intent to perform drilling. No drilling is anticipated to be carried out in 2011.

Buckskin

The Buckskin property is located on the eastern flank of the Buckskin Range, Lyon County, Nevada, approximately 16 kilometres north-northwest of the Yerington, Nevada. The project consists of 20 unpatented lode claims on land managed by the BLM.

The 2010 exploration program consisted of a two day field visit with 17 rock samples being collected for analysis and preliminary geologic mapping. The 2011 program is expected to consist of a limited soil sampling survey and additional geologic mapping. The Buckskin project is a candidate for joint venture with a company interested in exploring for copper.

South Monitor

The South Monitor property will be transferred to Newmont under the Arrangement.

Liquidity and Capital Resources

To date, Pilot Gold’s operations have been funded by its sole shareholder Fronteer. As at December 31, 2010, Pilot Gold had no working capital.

Pilot Gold has no source of revenue, income or cash flow. It is, as of the date of this MD&A, wholly dependent upon its sole shareholder, Fronteer, for advance of funds or upon raising monies through the sale of Pilot Gold shares to finance its business. Pilot Gold also requires sufficient working capital to fund its planned exploration programs in 2011.

Under the Arrangement Agreement, Pilot Gold Inc. will be capitalized with approximately $9,640,000 (representing $10,000,000 less anticipated cash calls paid by Fronteer for the Turkish joint venture operations from the date the Arrangement was announced to the effective date of the Arrangement). This amount should be sufficient for Pilot Gold to fund its planned operations for the next 18 months.

Health, Safety and Environment

See in this Appendix “E”, Schedule V — “Management’s Discussion and Analysis — Exploration Properties Business Statements — Health, Safety and Environment”.

Contractual Obligations

Pilot Gold has no contractual obligations other than the Arrangement Agreement (see in the Circular “The Arrangement — The Arrangement Agreement”).

The Arrangement Agreement provides that Pilot Gold shall indemnify Newmont and Fronteer and Fronteer’s subsidiaries from all losses suffered or incurred by Newmont, Fronteer or Fronteer’s subsidiaries as a result of or arising, directly or indirectly, out of or in connection with an Indemnified Liability (as such term is defined in the Arrangement Agreement).

Disclosure Controls and Procedures

See in this Appendix “E”, Schedule V — “Management’s Discussion and Analysis — Exploration Properties Business Statements —Disclosure Controls and Procedures”.

Internal Controls Over Financial Reporting

See in this Appendix “E”, Schedule V — “Management’s Discussion and Analysis — Exploration Properties Business Statements — Internal Controls Over Financial Reporting”.

Limitations of Controls and Procedures

See in this Appendix “E”, Schedule V — “Management’s Discussion and Analysis — Exploration Properties Business Statements — Limitations of Controls and Procedures”.

Related Party Transactions

On December 30, 2010, Pilot Gold acquired the Regent, Cold Springs, Buckskin, Brik and South Monitor mineral properties from indirect subsidiaries of Fronteer, at a total cost of $1,215,486, which approximated fair value.

Proposed Transactions

Pilot Gold is a party to the Arrangement Agreement and plans to obtain a listing for the Pilot Gold Shares. There can be no assurance when, or if, the Pilot Gold will be listed on the TSX or any other stock exchange. Upon completion of the Arrangement, it is anticipated that Pilot Gold will be a publicly traded mineral exploration company, with a portfolio of exploration properties in Nevada and Western Turkey, a 40% interest in two joint venture companies, with Teck Resources Ltd., exploring for copper-gold and gold in Turkey, and an option to acquire an interest in at least two gold projects in Peru from Rae Wallace Mining Company.

In order to become effective, the Arrangement must be approved by a resolution passed by at least two-thirds of the votes cast at the Meeting in person or by proxy by holders of Fronteer common shares and Fronteer options, voting together as a single class. The Arrangement must also be approved by the Ontario Superior Court of Justice, which will consider the fairness of the Arrangement to Fronteer Securityholders. In addition, the Arrangement is subject to certain customary closing conditions, all of which are described in the Circular. See the Circular, “The Arrangement — The Arrangement Agreement — Conditions to the Arrangement Becoming Effective”.

Off Balance Sheet Arrangements

Pilot Gold has no off balance sheet arrangements.

Critical Accounting Estimates

See in this Appendix “E”, Schedule V — “Management’s Discussion and Analysis — Exploration Properties Business Statements — Critical Accounting Estimates”.

The Corporation has not made any significant critical accounting estimates at December 31, 2010.

Changes in Accounting Policies and New Accounting Pronouncements

See in this Appendix “E”, Schedule V — “Management’s Discussion and Analysis — Exploration Properties Business Statements — Changes in Accounting Policies and New Accounting Pronouncements”.

Legal Matters

See in this Appendix “E”, Schedule V — “Management’s Discussion and Analysis — Exploration Properties Business Statements — Legal Matters”.

Financial Instruments and Other Instruments

Pilot Gold is exposed in varying degrees to a variety of financial instrument related risks. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining its cash and cash equivalents, with Canadian Chartered Banks and its reclamation deposits with A+ or higher rated US financial institutions.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Pilot Gold currently relies on funding from its parent corporation, Fronteer, to fund its operations. In the long term, Pilot Gold may have to issue additional shares to ensure there is sufficient capital to meet long term objectives. All financial liabilities are payable within a 90 day period and are to be funded from cash on hand.

Market Risk

The significant market risk to which Pilot Gold is exposed is foreign exchange risk.

Foreign Exchange Risk

The results of our operations are exposed to currency fluctuations. Our operating results and financial position are reported in Canadian dollars in our consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon our financial results and may also affect the value of our assets, liabilities and shareholders’ equity. As at December 31, 2010, Pilot Gold has not entered into any derivative contracts to manage foreign exchange risk at this time.

Financial instruments that can impact the net loss or other comprehensive loss due to currency fluctuations include: US dollar denominated cash, accounts receivable and accounts payable.

Fair Value Estimation

The carrying value of our financial assets and liabilities approximate their estimated fair value.

Our financial liabilities are not exposed to interest rate risk.

Cautionary Note Regarding Forward-Looking Statements

See “Cautionary Note Regarding Forward-Looking Statements” in this Appendix “E”, Schedule V — Management’s Discussion and Analysis — Exploration Properties Business Statements.

SCHEDULE V

MANAGEMENT’S DISCUSSION AND ANALYSIS
EXPLORATION PROPERTIES BUSINESS STATEMENTS

This Management’s Discussion and Analysis (“MD&A”) is dated as of March 2, 2011 and should be read in conjunction with the audited consolidated Exploration Properties Business Statements of Fronteer Gold Inc. (“Fronteer”), as at December 31, 2010, and the related notes thereto (collectively the “Business Statements”) which are attached as Schedule II to this Appendix “E”. The Exploration Properties Business (as defined below) reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”).

The reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. As at December 31, 2010, the value of C$1.00 was US$1.01 according to the Bank of Canada .

Basis of Presentation

On February 3, 2011, Pilot Gold Inc. (“Pilot Gold”) and Fronteer entered into an agreement with Newmont Mining Corporation (“Newmont”), in which Newmont will acquire, by way of a court approved plan of arrangement (the “Arrangement”), the issued and outstanding shares of Fronteer. Under the Arrangement, each Fronteer shareholder will receive $14.00 per share in cash and 0.25 of a common share of Pilot Gold after a one for four share consolidation of Pilot Gold.

Pursuant to the Arrangement, Newmont will acquire all of Fronteer’s mineral property interests in Nevada with the exception of eleven exploration properties which will be owned by Pilot Gold. Five properties have already been transferred to Pilot Gold (including four that will remain with Pilot Gold following completion of the Arrangement) and the remaining seven exploration properties in Nevada, along with Fronteer’s assets and operations in Turkey and Fronteer’s investment in common shares and share purchase warrants of Rae Wallace Mining Company (“Rae Wallace”) and an option to acquire an interest in two Peruvian properties owned by Rae Wallace will be transferred to Pilot Gold prior to the effective date of the Arrangement and will collectively represent the Pilot Gold business (the “Exploration Properties Business”). In addition, Pilot Gold will be capitalized with approximately $9,640,000 in funding (representing $10,000,000 less cash call payments anticipated to be made by Fronteer for the Turkish joint venture operations from the date the Arrangement was announced to the effective date of the Arrangement). Prior to the effective date of the Arrangement, the South Monitor property in Pilot Gold will be transferred back to a subsidiary of Fronteer to be acquired by Newmont under the Arrangement. Upon completion of the Arrangement, Newmont will own approximately 19.9% of Pilot Gold.

The Arrangement has been approved by the Board of Directors of Fronteer and is subject to approval by two-thirds of the votes cast by holders of Fronteer common shares and Fronteer options, voting as a single class, at a special meeting of Fronteer security holders scheduled for March 30, 2011.

The Business Statements reflect the assets, liabilities, operations and cash flows of the Exploration Properties Business of Fronteer to be transferred to Pilot Gold on a continuity of interest basis of accounting with the balance sheet amounts based on the amounts recorded by Fronteer. They comprise the balance sheets, statements of operations, comprehensive loss, equity and deficit, and cash flows of the Exploration Properties Business as if Pilot Gold had been an independent operator during the years reported. The statements of operations and comprehensive loss for the years ended December 31, 2010 and 2009 include the direct general and administrative incurred by Fronteer on the carved-out exploration properties and a pro-rata allocation of Fronteer’s general and administrative expenses incurred in each of these years. Management cautions readers of the Business Statements, that the allocation of expenses in the statements of operations does not necessarily reflect the nature and level of the Exploration Properties Business’s future operating expenses.

The allocation of those items of general and administrative expense not directly chargeable to the Exploration Properties Business was allocated using the percentage derived from using total exploration expenditures incurred on the 100% owned Pilot Gold projects over Fronteer’s total exploration and development expenditures. All office equipment owned by Fronteer utilized in Vancouver, British Columbia, Turkey and Elko, Nevada, except those related to Long Canyon and Northumberland are also included in the operations of the Exploration Properties Business. Fronteer’s funding of the carved-out exploration assets and liabilities and past carved-out operations is presented as contributed surplus.

On April 23, 2010, Fronteer acquired 100% of the outstanding limited liability company interest in Nevada Eagle from an arm’s length third party for cash consideration of US$4.75 million. Fronteer accounted for the business combination as a purchase transaction with Fronteer as the acquirer of Nevada Eagle. Nevada Eagle had an interest in 52 properties, four of which are included in the Pilot Gold Properties that were transferred to Pilot Gold by December 31, 2010.

Overview

The Exploration Properties Business is focused on the exploration and development of gold and copper-gold projects in the State of Nevada, USA and Turkey. Its projects are wholly-owned with the exception of certain joint venture interests in Turkey that are held as to 40% by Pilot Gold and as to 60% by Teck Resources Inc. (“Teck”). The Exploration Properties Business also holds an option to acquire a 51% interest in two projects in Peru.

Operation Highlights for the year ended December 31, 2010 to the date of this MD&A

•	In 2010, our joint venture partner Teck, completed 9,077 metres of core drilling at Halilaǧa. Our 40% share of costs was $1,500,000.

•	In the third quarter of 2010, the Exploration Properties Business paid US$150,000 for a three year option from Rae Wallace to earn a 51% interest in up to two gold exploration properties within a 23,500-square-kilometre area in Peru that Rae Wallace currently owns or may acquire. In addition, the Exploration Properties Business participated in a non-brokered private placement in Rae Wallace, purchasing 2,000,000 units of Rae Wallace at US$0.25 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles us to acquire one additional common share of Rae Wallace for US$0.375 per share until September 30, 2012.

Priority Projects: 2010 Activities and Planned 2011 Activities

Halilaǧa (40% owned)

The Halilaǧa copper-gold project is located in the Biga peninsula of Northwestern Turkey, approximately 40 kilometres southeast of the city of Çanakkale, and 25 kilometres west south-west of the town of Çan, in Çanakkale Province, Turkey.

The Halilaǧa Property consists of approximately 7,230 hectares of mineral tenure in licenses. Fourteen licenses related to the Halilaǧa Property are held in the name of Truva Bakir Maden Isletmeleri A.S. (“Truva Bakir”), which is the legal joint venture entity established to hold the property. One license is held by a wholly owned subsidiary of Teck and will be transferred to Truv Bakir once the license as been to converted to an exploitation license

Drilling to date shows that the Halilaǧa Property is a significant copper-gold porphyry system. It is proximal to excellent infrastructure and is located in an active mining jurisdiction.

In 2010, Teck completed 9,007 metres of core drilling in 25 holes at the Halilaǧa Property. Our 40% share of costs were $1,551,481. In 2011, a US$4,600,000 budget is planned (our share: US$1,840,000), including a minimum of 10,000 metres of drilling at the main Kestane zone, with the remainder testing for porphyry targets outside this zone.

In 2010, drilling at the Halilaǧa Property confirmed the presence of copper-gold mineralization. Drilling in 2010 has almost doubled the overall width of copper-gold mineralization at the Halilaǧa Property from 400 metres to more than 750 metres in overall width, and over a strike length of 1,200 metres with thicknesses of over 600 metres. An important component of this deposit is the occurrence of a higher-grade copper-gold enrichment zone starting at, or near surface, and which locally reaches up to 40 metres in thickness. The Halilaǧa Property remains open to expansion in all directions.

Initial metallurgical test work determined that mineralized samples responded consistently well to flotation and produced a high-grade concentrate. A final concentrate grade of 35-40% copper with 85-90% overall copper recovery was achieved using three stages of cleaning. Gold grades in the final concentrate were approximately 25 grams per tonne with overall gold recovery in the range of 65-70%. It is expected that further process optimization will result in improvements in copper and gold recoveries at the same concentrate grades.

The Exploration Properties Business anticipates completing the first resource estimate for the project in 2011, subject to sufficient drilling being completed.

For a detailed description of the exploration programs conducted at the Halilaǧa Property please see “Technical Report on the Halilaǧa Exploration Project dated February 15, 2011”, a copy of which is filed on SEDAR.

TV Tower (40% owned)

The TV Tower Property is located in the Biga Peninsula of Northwestern Turkey, approximately 27 kilometres southeast of the city of Çanakkale and 2.6 kilometres north of the village of Kuscayir, in Çanakkale Province, Turkey.

The TV Tower Property consists of approximately 6,744 hectares of mineral tenure in licenses. Four licenses related to the TV Tower Property are held in the name of the joint venture entity established to hold the project (“Orta Truva”). Two tenements are held by a wholly owned Turkish subsidiary of Teck and will be transferred to Orta Truva once the licenses have been converted to an exploitation license.

The TV Tower Property is a promising high-sulphidation epithermal gold target, similar to the neighbouring Aǧi Daǧi and Kirazli gold properties of Alamos. For 2010, our share of the expenditures at TV Tower totaled $695,591 and consisted of IP and ground magnetic surveys as well as additional geological mapping and rock chip / soil geochemical sampling and initial core drilling.

The 2011 exploration program planned by Teck consists of detailed geological mapping of the TV Tower Licence area, infill soil geochemistry over target areas, infill IP surveying high priority targets, continued prospecting, geochemical sampling over the remainder of licences and 15,000 metres of diamond drilling.

Other Projects

The Exploration Properties Business also has an interest in the following exploration projects:

Viper

The Viper project is located in Elko County, Nevada, approximately 70 kilometres northeast of the hamlet of Montello, Nevada and consists of 163 unpatented lode claims and 990 hectares (2,450 acres) of private mineral rights held 75% by the Exploration Properties Business and 21.25% by the underlying Lessor and 3.75% by an unrelated third party.

In 2010 the Exploration Properties Business conducted ground surveys and geological mapping to follow up on encouraging gold rock and soil sample results received in 2009. Additional work involved the preparation for an initial drilling program and a Notice of Intent to drill the targets on BLM ground was approved. The Exploration Properties Business plans additional geologic mapping and interpretation for 2011.

Easter

The Easter Property is situated on the east flank of the Delamar Mountains, approximately 13 kilometres southwest of Caliente, Nevada and 12 kilometres east-northeast of the Delamar mine in Lincoln County, Nevada. It consists of 20 unpatented lode claims on BLM ground, and an additional 50 claims staked by La Quinta Resources Corp. (“La Quinta”), within the project area of interest.

The property is subject to an earn-in joint venture with La Quinta, whereby La Quinta can earn 65% by expending $2 million on exploration prior to January 4, 2015. La Quinta must maintain the claims, make annual cash payments totaling $190,000 over the 5 year term of the agreement, and issue 500,000 La Quinta common shares to the Exploration Properties Business. The Exploration Properties Business retains a net smelter royalty of 2.5% — 4% depending upon the price of gold.

In 2010, La Quinta completed a resource estimate and 11 reverse circulation drill holes on the previously undrilled, upper-most portion of the central vein area. Gold mineralization was encountered in every hole. In 2011, the Exploration Properties Business plans mechanical trenching of prospective ground and additional drill testing later in the year.

Anchor

The Anchor property lies within the southern portion of the Eureka-Battle Mountain Mineral Trend and is located about 4.8 kilometres northwest of the Archimedes deposit. The property consists of 72 fully owned unpatented lode claims on BLM land.

In 2010, the Exploration Properties Business completed reconnaissance of the area surrounding the current claim block and collected 100 rock chip samples for analysis from outcrops and subcrops in the area. To assist with additional drill targeting, a gravity survey on a grid with 200m spacing was performed in the fall of 2010.

Exploration work planned for 2011 consists of additional geologic mapping in the area, and interpretation and integration of existing data into drill targets. A Notice of Intent to drill will be submitted to the BLM, but there are no plans to drill test Anchor in 2011.

Stateline

The Stateline Property is situated on the east flank of the Paradise Mountains, approximately 37 kilometres east of Panaca, Nevada and 88 kilometres northwest of Cedar City, Utah in Iron County, Utah.

From 2008 to 2010, the property was a joint venture earn-in with Newmont. It consists of approximately 48 unpatented lode claims, along with an additional 3 Utah state leases and 113 unpatented claims staked by Newmont within the area of influence of the agreement with Newmont.

Significant historic mining took place on the Stateline Property, however, production figures are not known.

In 2010, Newmont collected 17 additional rock samples and returned the property to Fronteer after deciding not to continue with the joint venture earn-in. The Exploration Properties Business spent one day on the property prior to Newmont returning it to the Exploration Properties Business, and collected 11 rock samples. In 2011, a more in-depth evaluation of the property will be conducted, and based upon the results of that work, the Exploration Properties Business will either decide to continue exploration on Stateline or offer it for a joint venture project. A Notice of Intent to drill will be submitted to the BLM.

Baxter Springs

Baxter Springs is located in the Toquima Range, approximately 29 kilometres south of Round Mountain, Nevada and 10 kilometres south of the Manhattan Mine, formerly operated by Echo Bay. The project consists of 36 unpatented mining claims.

The 2010 exploration program consisted of geologic mapping, a gravity grid of 197 stations on a 200 metre spacing, plus rock and soil sampling. A total of 203 rock and 3 soil samples were collected. In 2011, the Exploration Properties Business has planned additional geologic mapping and evaluation of previous drilling in 3D. Drill targets will be identified and a Notice of Intent to drill will be submitted to the BLM.

New Boston

The New Boston project is a Copper-Molybdenum porphyry target, subject to historic exploration, located on the northern margin of the Walker Lane structural and metallogenic belt, in Nevada. The project consists of 135 fully-owned unpatented mining claims on BLM land.

In 2010, the Exploration Properties Business completed rock and soil sampling over the New Boston project, with 213 and 965 samples being collected respectively. A total of 74 line kilometres of ground magnetic geophysical surveys were collected, along with 211 gravity measurements, and interpretation of historic drilling and geologic data.

In 2011, additional mapping will be conducted to refine targets, and a Notice of Intent for a first pass drill program will be submitted to the BLM. The New Boston project is prospective for copper and molybdenum, and is a candidate for joint venture.

Gold Springs 2

The Gold Springs 2 Property is situated on the west flank of the Paradise Mountains, approximately 30 kilometres northeast of Panaca, Nevada and 90 kilometres northwest of Cedar City, Utah. The property straddles the state line, and is half in Lincoln County, Nevada, and half in Iron County, Utah. It consists of approximately 129 unpatented lode claims on BLM ground.

The Gold Springs 2 Property is under option to High Desert Gold Inc. (“HDG”) whereby HDG can earn 60% interest in the project by spending $1,000,000 in aggregate by January 10, 2015, plus making cash payments to The Exploration Properties Business which escalate from $20,000 to $40,000 per year. At earn-in, the Exploration Properties Business can either elect to participate at 40% or less, or revert to a $40,000 per year payment plus a sliding scale NSR, which is based on the price of gold. the Exploration Properties Business retains a net smelter royalty of 2.5% — 4% depending upon the price of gold. A 4% royalty on four claims is payable to a third party.

In 2010, HDG completed a total of 11 reverse-circulation drill holes for a total of 1,823 metres and HDG also completed a soil sampling program over a portion of the claim block in order to better define the size and continuity of some of the high priority target areas. Additional metallurgical testing was completed, indicating that larger samples contain more gold than smaller samples. A total of 697 samples were collected on a 100x50 metre grid over the northern portion of the property. Stated work plans for Gold Springs 2 for 2011 consist of additional drilling, and rock and soil geochemistry to advance additional targets on the property. Earn-in will be completed mid year and a decision will be made to either participate or take dilution.

Yunt Dag

The Yunt Dag gold property is located 35 km southeast of the Ovacik Gold Deposit and 50 km north of the City of Izmir in Western Turkey. The property is 100% owned by the Exploration Properties Business through its subsidiary company Agola Madencilik Limited Sirketi and consists of three exploration stage licenses totaling 4,276 hectares acquired through the application process in December 2007.

Yunt Dag is a high sulphidation gold epithermal system identified through Aster image processing and interpretation. The project was acquired and developed through grassroots work and has no prior history of exploration or mining. The Exploration Properties Business completed silt, soil, and rock sampling in early 2008 at Yunt Dag and subsequently optioned the project to Newmont in 2009. The option agreement was terminated by Newmont prior to drilling.

The Exploration Properties Business completed additional Aster image interpretation in 2010. For 2011, the Exploration Properties Business proposes to complete additional geologic mapping and rock sampling. Yunt Dag remains a candidate for a joint venture project.

Rae Wallace Option — Peru

In the third quarter of 2010, the Exploration Properties Business completed two transactions with Rae Wallace. The Exploration Properties Business paid US$150,000 for a three year option to earn a 51% interest in up to two properties within a 23,500-square-kilometre area in Peru that Rae Wallace currently owns or acquires. The Exploration Properties Business considers the area to be highly prospective for both epithermal and porphyry gold systems. To earn a 51% interest in a property, the Exploration Properties Business must spend the greater of US$150,000 or three times Rae Wallace’s expenditures on the property, from the date of our agreement. In addition, should Rae Wallace wish to joint venture any other project in this area of interest, it must first offer the Exploration Properties Business the joint venture opportunity.

By way of a non-brokered private placement, the Exploration Properties Business acquired 2,000,000 units of Rae Wallace at US$0.25 per unit. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the Exploration Properties Business to acquire one additional common share of Rae Wallace for US$0.375 per share until September 30, 2012.

Scientific and Technical Disclosure

All scientific and technical disclosure on our property interests set forth above has been prepared under the supervision of and verified by Ian Cunningham-Dunlop, a “qualified person” within the meaning of NI 43-101.

Selected Annual Information

The following financial data are derived from our audited Business Statements for the fiscal years ended December 31, 2010, and 2009:

	2010	2009

Total revenues	Nil	Nil
Net loss for the year	$1,406,328	$1,764,021
Comprehensive loss for the year	$1,415,099	$1,764,021
Total assets	$6,827,725	$2,569,059
Total liabilities	$54,436	$39,330
Cash dividends declared	Nil	Nil

Results of Operations

The Business Statements have been presented under the continuity of interest basis of accounting with balance sheet amounts based on the amounts recorded by Fronteer. Management cautions readers of these consolidated Business Statements that the allocation of expenses in the statements of operations does not necessarily reflect the nature and level of the Exploration Properties Business’s future operating expenses.

The allocation of those items of general and administrative expense not directly chargeable to the Exploration Properties Business were allocated on the pro-rated basis of exploration expenditures incurred on the Carved Out

Exploration Properties versus exploration expenditures on those exploration assets Newmont will indirectly acquire pursuant to the Arrangement, and property investigation in the year not including cash call payments made in respect of the Halilaǧa Property or TV Tower Property. Expenditures on the carved out exploration properties commenced in the year ended 2006. All equipment owned by Fronteer at its offices in Vancouver, Turkey and Elko, Nevada, except those designated as Long Canyon and Northumberland will be carved-out to the Exploration Properties Business. Fronteer’s funding of the carved-out exploration asset and liabilities and past carved-out operations is presented as contributed surplus.

December 31, 2010 vs. December 31, 2009

For the year ended December 31, 2010, the Exploration Properties Business incurred a net loss of $1,406,328, compared to a net loss of $1,764,021 for the same period in 2009. Contributing to the change year over year was an increase in operating expenses in 2010 compared to 2009. In addition the Exploration Properties Business recorded a mark-to-market loss in the change in value of its investment in Rae Wallace during 2010 and picked up its 40% share of the loss realized by its two Turkish joint venture companies. In 2010 the Exploration Properties Business realized a future income tax recovery of $27 compared to a future income tax expense of $242 in 2009.

Loss from operations totaled $1,191,151 in 2010 compared to $1,726,663 in 2009. In 2010, a higher percentage of general and administrative expenses, which includes wages and benefits, stock based compensation, office and general costs, professional fees and investor relations and promotion costs, was allocated to The Exploration Properties Business’s as the basis for allocation, being the percentage of exploration expenditures on the Exploration Properties Business’s assets as a percentage of Fronteer’s overall exploration and development expenditures was higher in 2010. The Exploration Properties Business acquired the majority of its Nevada assets in 2010.

Writedowns of exploration properties and deferred exploration expenditures were nil in 2010 compared to $1,085,436 in 2009. The 2009 write-down primarily relate to the Exploration Properties Business’s costs incurred on the Pirentepe project. The Pirentepe mineral claims are now considered part of the Halilaǧa Property.

Wages and benefits costs increased to $312,569 in 2010 as compared to $85,629 in 2009. The difference is a result of the higher allocation of non-direct general and administrative expenses and an overall increase in wages and benefits costs in 2010 as a result of higher employee bonuses.

Office and general expenses were $187,118 in 2010, compared to $79,193 in 2009. Office and general expenses includes the cost of insurance, rent, office supplies and consulting costs. The increase in 2010 is primarily related to the higher indirect cost allocation in 2010.

Professional fees, which include legal, audit, accounting and financial advisory fees, increased to $94,756 in 2010, from $72,962 in 2009. The increase is primarily related to the higher indirect cost allocation in 2010. The 2009 costs were higher than expected due to costs associated with our re-organization of our Turkish corporate structure in 2009.

Stock based compensation expense, arising from the vesting of granted employee stock options, totaled $164,267 for 2010 as compared to $27,328 in 2009. Stock based compensation for the Exploration Properties Business is an allocation of indirect Fronteer costs to the Exploration Properties Business as the Exploration Properties Business does not currently have its own stock option plan. Stock based compensation expense varies from period to period, subject to whether options are granted, have fully vested or were cancelled in a period.

Investor relations, promotion and advertising expenses were $33,544 in 2010, as compared to $6,649 in 2009. The increase in 2010 is directly attributable to the higher percentage allocation of indirect costs in 2010.

In 2010, the Exploration Properties Business recorded a loss on a mark-to-market adjustment of the value of its investment in Rae Wallace warrants, of $72,112 which was not applicable in 2009 and the Exploration Properties Business recorded its 40% share of the loss of its equity accounted investments in Turkey of $94,951. This loss was a result of foreign exchange losses incurred in the Turkey joint ventures as a result of a decline in the value of the US dollar. In 2009, these entities were not actively exploring and therefore held no significant cash on hand.

The Exploration Properties Business has not yet completed feasibility studies to determine whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

Liquidity and Capital Resources

The Exploration Properties Business currently has no operating revenues and relies exclusively on funding primarily from Fronteer, which is reflected as contributed surplus.

Fronteer and therefore the Exploration Properties Business has funded its operations to date from the sale of equity securities and to a lesser extent, through asset sales.

The Exploration Properties Business has entered into operating leases for premises and office equipment. Total minimum operating lease commitments approximate $2,511,003. Minimum rental commitments for the following years are as follows:

Year	Amount

2011	$368,061
2012	348,347
2013	286,026
2014	280,473
2015	286,985
2016+	941,111

$2,511,003

The Exploration Properties Business has no debt. The only long-term lease commitments are the operating leases for office premises and office equipment. The Exploration Properties Business also has obligations on its mineral property interests that should it wish to continue having a right to the mineral interest of a property, cash payments to the government or underlying land or mineral interest owner, may be required. Most of these are not firm commitments, with such obligations being eliminated should we choose to no longer invest funds exploring the property.

At December 31, 2010, the Exploration Properties Business had working capital of $321,687, compared to working capital of $452,575 at December 31, 2009.

Under the Arrangement Agreement, the Exploration Properties Business will be funded with approximately $9,640,000 (representing $10,000,000 less anticipated cash calls paid by Fronteer for the Turkish joint venture operations from the date the Arrangement was announced to the effective date of the Arrangement).

On a longer term outlook, should the global economic conditions persist and project financing continue to be difficult to obtain, it may limit our ability to develop and/or further explore our properties.

Health, Safety and Environment

The Exploration Properties Business places a great emphasis on providing a safe and secure working environment for all of our employees and protecting the environment. There were no lost time accidents or significant environmental incidents at any of our operations in 2010.

The Exploration Properties Business is subject to federal, provincial, territorial and state, and local environmental laws and regulations. The Exploration Properties Business has put in place ongoing pollution control and monitoring programs at our properties, and posted surety bonds as required for compliance with provincial, state and local closure, reclamation and environmental obligations. There is currently no estimate for future reclamation and property closure costs for the Exploration Properties Business projects, due to their early stage. Our policy is to record the fair value of reclamation and property closure costs, as determined by an independent consultant, in the period in which they are incurred. A corresponding amount will be added to the carrying amount of the associated asset and depreciated over the asset’s life. Ongoing reclamation activities associated with exploration stage properties are capitalized to exploration in the period incurred.

The significant remaining environmental risks associated with our exploration projects relate to handling of fuel and fuel storage systems. These risks are mitigated through the use of various spill protection equipment such as berms and bladders. The Exploration Properties Business has also developed emergency plans in the event a significant spill does occur. Many of our projects are subject to periodic monitoring by government agencies with respect to its environmental protection plans and practices which in many circumstances must be detailed when applying for exploration permits.

Off-Balance Sheet Arrangements

Other than its commitments under the Arrangement Agreement, the Exploration Properties Business does not have any other off balance sheet arrangements.

Transactions with Related Parties

The Exploration Properties Business has no transactions with related parties.

Proposed Transactions

At present there are no transactions pending other than those proposed under the Arrangement Agreement.

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Multilateral Instrument 52-109) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of the period covered by this report the design and operation of our disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that it files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Exploration Properties Business files or submits is communicated to management to allow timely decisions regarding required disclosure.

Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with GAAP.

Management has used the Internal Control — Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2010. As a result, our management concluded that our internal control over financial reporting were effective as at that date.

Limitations of Controls and Procedures

Our management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error of fraud may occur and not be detected.

Subsequent Events

On February 3, 2011, Pilot Gold and its parent Fronteer entered into the Arrangement Agreement pursuant to which Newmont will acquire all of the outstanding common shares of Fronteer by way of the Plan of Arrangement. Under the Plan of Arrangement, Securityholders of Fronteer will receive for each Fronteer share $14.00 in cash and one Pilot Gold Share. The Pilot Gold Shares will be consolidated on a one-for-four basis pursuant to the Plan of Arrangement such that, upon completion of the Arrangement, every holder of Fronteer Shares will receive one Pilot Gold Share for every four Fronteer Shares previously held.

Critical Accounting Estimates

The preparation of our Business Statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, rates for depreciation and amortization, variables used in determining stock-based compensation. These estimates are based on management’s best judgment. Factors that could affect these estimates include, but are not limited to, risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy, changes in foreign exchange rates and changes in mineral prices.

The Exploration Properties Business regularly reviews the net carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgment where it does not have any proven and probable reserves that would enable it to estimate future cash flows to be compared to the carrying values. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has the necessary funds to be able to maintain its interest in the mineral property. The Exploration Properties Business has the responsibility to perform reclamation in certain jurisdictions upon completion of activities.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus balance on our balance sheet. Management has made estimates of the life of stock options, the expected volatility and the expected dividend yields that could materially affect the fair market value of this type of security. The estimates were chosen after reviewing the historical life of the options and analyzing share price history to determine volatility.

Management also makes assumptions about the volatility of underlying share prices of its investment in shares and warrants of Rae Wallace and the expected life of the warrants. These estimates affect the warrants value recognized and the underlying gain or loss recorded as mark-to-market adjustments. The estimates are chosen after analyzing the share price history and managements intentions about holding the investment. Since Rae Wallace is currently not traded on a formal stock exchange, the estimate of the fair value of this investment has been determined by looking at comparable corporations who are listed on a recognized exchange.

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Exploration Properties Business interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. The Exploration Properties Business also makes estimates of its future earnings which affect the extent to which potential future tax benefits may be used. The Exploration Properties Business is subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from its view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Legal Matters

The Exploration Properties Business is not currently, and has not at any time during our most recently completed financial year, been a party to, nor has any of its property been the subject of, any material legal proceedings or regulatory actions.

Financial Instrument Risk Exposure and Risk Management

The Exploration Properties Business is exposed in varying degrees to a variety of financial instrument related risks. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit Risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Exploration Properties Business’s credit risk is primarily attributable to its liquid financial assets. The Exploration Properties Business limits exposure to credit risk and liquid financial assets through maintaining its cash and cash equivalents, with Canadian Chartered Banks and its reclamation deposits with A+ or higher rated US financial institutions.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Exploration Properties Business manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Exploration Properties Business’s holdings of cash and cash equivalents. The Exploration Properties Business believes that these sources will be sufficient to cover the likely short term requirements. In the long term, the Exploration Properties Business may have to issue additional shares to ensure there is sufficient capital to meet long term objectives. The Exploration Properties Business’s cash is invested in business bank accounts and is available on demand for the Exploration Properties Business’s programs, and is not invested in any asset backed deposits/investments. The Exploration Properties Business’s financial liabilities of accounts payable and accrued liabilities are payable within a 90 day period and are to be funded from cash on hand.

Market Risk

The significant market risks to which the Exploration Properties Business is exposed are foreign exchange risk and interest rate risk. These are further discussed below:

Foreign Exchange Risk

The results of the Exploration Properties Business’s operations are exposed to currency fluctuations. The operating results and financial position of the Exploration Properties Business are reported in Canadian dollars in the Exploration Properties Business’s consolidated financial statements. The fluctuation of the Canadian dollar and other currencies in relation to the US dollar will consequently have an impact upon the financial results of the Exploration Properties Business and may also affect the value of the Exploration Properties Business’s assets, liabilities and shareholders’ equity. The Exploration Properties Business has not entered into any derivative contracts to manage foreign exchange risk at this time.

Financial instruments that impact our net loss or other comprehensive loss due to currency fluctuations include US dollar denominated cash. The sensitivity of our net income and other comprehensive income due to a 10% change in the exchange rate between the US dollar and the Canadian dollar is $8,621.

Interest Rate Risk

The Exploration Properties Business is exposed to interest rate risk on its outstanding short term investments. The Exploration Properties Business’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Exploration Properties Business monitors this exposure and does not enter into any derivative contracts to manage this risk.

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents. Cash and cash equivalents receive interest based on market interest rates. Based on cash and cash equivalents outstanding at December 31, 2010, with other variables unchanged, a 1% change in the interest rate would decrease (increase) our net loss by $58. There would be no significant effect on other comprehensive income.

Changes in Accounting Policies and New Accounting Pronouncements

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board confirmed that GAAP, as used by public companies, will be converged with International Financial Reporting Standards (“IFRS”) effective January 1, 2011. The transition from GAAP to IFRS will be applicable for us for the first quarter of 2011 when the Exploration Properties Business will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to GAAP, there are significant differences on recognition, measurement, and disclosures. After an initial high level analysis, carried out with help from expert external advisors, additional staff was hired in order to complete a more detailed impact assessment of the new standards on our current accounting policies.

The areas in these business statements impacted by the transition to IFRS are as follows:

Functional currency — Under IFRS functional currency is determined on an entity-by-entity basis as the primary economic environment in which each entity operates. The hierarchy of factors explicitly described by IAS 21 in this determination has led to a change in the functional currency of the Turkish and US entities to US dollars due to a number of factors. This will result in an adjustment to the non-monetary long term assets that were previously translated using the temporal method, and will be translated using the current method under IFRS. There will also be a reclassification between CTA and retained earnings for the foreign exchange previously recognized in the income statement. The impact of these adjustments has yet to be quantified.

There are no plans to change existing accounting policies under GAAP that are also permissible under IFRS.

Preliminary drafts of financial statement disclosures have been prepared in order to ensure systems are in place to collect the necessary data; to date no significant changes to current procedures have been identified. No changes to business function or activity will arise from the transition to IFRS.

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral resources, the timing and amount of estimated production, costs of production, resource determination, timing of engineering and economic studies and exploration programs. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual risks, level of activity, performance or achievements of the Exploration Properties Business to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, including risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in the Circular.

Although the Exploration Properties Business attempts to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Exploration Properties Business does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Please refer to the above noted documents for a detailed description of the risks of an investment in Fronteer.

SCHEDULE VI

AUDIT COMMITTEE CHARTER

The Corporation’s audit committee will be governed by an audit committee charter, the text of which is set forth below.

I.	PURPOSE

Charter of the Audit Committee of the Board of Directors of Pilot Gold Inc.

The Audit Committee (the “Committee”) is appointed by and reports to the board of directors (the “Board”) of Pilot Gold Inc. (the “Corporation”). The Committee assists the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation. The Committee’s primary duties and responsibilities are to:

•	conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

•	assess the integrity of internal controls and financial reporting procedures of the Corporation and ensure implementation of such controls and procedures;

•	ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel;

•	review the quarterly and annual financial statements and management’s discussion and analysis of the Corporation’s financial position and operating results and report thereon to the Board for approval of same;

•	recommend to the Board for approval by shareholders, the Corporation’s external auditors (the “Independent Auditors”);

•	select and monitor the independence and performance of the Corporation’s Independent Auditors, including attending private meetings with the Independent Auditors and reviewing and approving all renewals or dismissals of the Independent Auditors and their remuneration; and

•	provide oversight of related party transactions entered into by the Corporation.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Independent Auditors as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in this Charter.

II.	AUTHORITY OF THE AUDIT COMMITTEE

1.	The Committee shall have the authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for advisors employed by the Committee; and

(c)	communicate directly with the internal and external auditors.

III.	COMPOSITION AND MEETINGS

1.	The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of any stock exchange on which the Corporation’s shares are listed, the Canada Business Corporations Act, the Ontario Securities Commission (the “OSC”) and all applicable securities regulatory authorities.

2.	The Committee members will be elected annually at the first meeting of the Board following the annual general meeting of shareholders.

3.	The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

4.	Each member of the Committee shall be “independent” and financially literate (as such terms are defined under applicable securities laws and exchange requirements for audit committee purposes). Each member of the Committee shall be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

5.	The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two of the members of the Committee present either in person or by telephone shall constitute a quorum.

6.	If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

7.	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

8.	The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by, the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

9.	Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

10.	The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

11.	The Committee may invite such officers, directors and employees of the Corporation and its subsidiaries, and other persons, as it may see fit, from time to time, to attend at meetings of the Committee.

12.	The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

13.	Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.

IV.	CHAIR

1.	The Chair of the Committee:

(a)	provides leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

(b)	chairs meetings of the Committee, unless not present (including in camera sessions), and reports to the Board of Directors following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

(c)	ensures that the Committee meets on a regular basis and at least four times per year;

(d)	in consultation with the Lead Director (if an individual other than the Chair) and the Committee members, establishes a calendar for holding meetings of the Committee;

(e)	establishes the agenda for each meeting of the Committee, with input from other Committee members, the Lead Director (if an individual other than the Chair) and any other parties, as applicable;

(f)	ensures that Committee materials are available to any Director on request;

(g)	acts as liaison and maintains communication with the Lead Director (if an individual other than the Chair) and the Board to optimize and coordinate input from Board members, and to optimize the effectiveness of the Committee. This includes reporting to the full Board on all proceedings and deliberations of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable;

(h)	reports annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the objectives and responsibilities of the Board as a whole;

(i)	ensures that the members of the Committee understand and discharge their duties and obligations;

(j)	fosters ethical and responsible decision making by the Committee and its individual members;

(k)	ensures that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently and pre-approves work to be done for the Committee by consultants;

(l)	facilitates effective communication between members of the Committee and management;

(m)	attends each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair; and

(n)	performs such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

V.	RESPONSIBILITIES

A.	Financial Accounting and Reporting Process and Internal Controls

1.	The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with applicable Canadian accounting standards and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review and approve the interim financial statements prior to their being filed with the appropriate regulatory authorities. The Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditors as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

2.	The Committee shall review management’s internal control report and the evaluation of such report by the Independent Auditors, together with management’s response. The Committee shall assess the integrity of internal controls and financial reporting procedures and ensure implementation of such controls and procedures.

3.	The Committee shall review the financial statements, management’s discussion and analysis relating to annual and interim financial statements, annual and interim earnings press releases and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws before the Corporation publicly discloses this information.

4.	The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, and periodically assess the adequacy of these procedures.

5.	The Committee shall meet no less frequently than annually with the Independent Auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, deems appropriate.

6.	The Committee shall inquire of management and the Independent Auditors about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.

7.	The Committee shall review the post-audit or management letter containing the recommendations of the Independent Auditors and management’s response and subsequent follow-up to any identified weaknesses.

8.	The Committee shall oversee the Corporation’s plans to adopt changes to accounting standards and related disclosure obligations.

9.	The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.

10.	The Committee shall establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

11.	The Committee shall provide oversight to related party transactions entered into by the Corporation.

B.	Independent Auditors

1.	The Committee shall be directly responsible for the selection, appointment, compensation and oversight of the Independent Auditors and the Independent Auditors shall report directly to the Committee.

2.	The Committee shall ensure that in compliance with applicable law, the lead audit partner at the Independent Auditor is replaced every five years.

3.	The Committee shall be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

4.	The Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the Independent Auditors.

5.	The Committee shall monitor and assess the relationship between management and the Independent Auditors and monitor, confirm, support and assure the independence and objectivity of the Independent Auditors. The Committee shall establish procedures to receive and respond to complaints with respect to accounting, internal accounting controls and auditing matters.

6.	The Committee shall review the Independent Auditor’s audit plan, including scope, procedures, timing and staffing of the audit.

7.	The Committee shall review the results of the annual audit with the Independent Auditors, including matters related to the conduct of the audit, and receive and review the auditor’s interim review reports.

8.	The Committee shall obtain timely reports from the Independent Auditors describing critical accounting policies and practices, alternative treatments of information within applicable Canadian accounting principles that were discussed with management, their ramifications, and the Independent Auditors’ preferred treatment and material written communications between the Corporation and the Independent Auditors.

9.	The Committee shall review fees paid by the Corporation to the Independent Auditors and other professionals in respect of audit and non-audit services on an annual basis.

10.	The Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Corporation.

C.	Other Responsibilities

1.	The Committee shall:

(a)	perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate; and

(b)	review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board of Directors for approval.

SCHEDULE VII

MANDATE OF THE BOARD OF PILOT GOLD INC.

ROLE AND OBJECTIVE

1.	The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of Pilot Gold Inc. (the “Corporation”). The Board of Directors (the “Board”) seeks to discharge this responsibility by reviewing, discussing and approving the Corporation’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Corporation and the underlying value of the Corporation.

COMPOSITION

2.	The Board shall consist of persons who possess skills and competencies in areas that are relevant to the Corporation’s activities. At least a majority of the directors shall be individuals who are “independent” directors in accordance with applicable securities laws and stock exchange policies.

MEETINGS

3.	The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

4.	The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of directors as the Board may from time to time determine according to the articles of incorporation of the Corporation.

5.	The Board shall have at least four scheduled meetings per year. The chair of the Board (“Chair”) and the Chief Executive Officer (“CEO”) shall develop the agenda for each meeting.

6.	Committee meetings may be held in person, by video-conference, by telephone or by any combination of the foregoing.

7.	Independent directors shall meet at the end of each Board meeting without management and non-independent directors.

8.	A Lead Director is elected annually at the first meeting of the Board following the shareholders meeting. This role is normally filled by the Chair. At any time when the Chair is an employee of the Corporation, the non-management directors shall select an independent director to carry out the functions of a Lead Director. This person would chair regular meetings of the non-management directors and assume other responsibilities which the non-management directors as a whole have designated.

9.	At meetings of the Board, resolutions shall be approved by a majority of the votes cast on the resolution.

10.	Board meetings shall normally proceed as follows:

(a)	Review and approval of the minutes of the preceding Board meeting;

(b)	Business arising from the previous minutes;

(c)	Reports of committees;

(d)	Report of the President and CEO, financial and operational reports;

(e)	Other business;

(f)	Setting the date and time of the next meeting;

(g)	In-camera session with solely independent directors; and

(h)	Adjournment.

11.	A secretary should be named for each Board and committee meeting and minutes should be circulated in due course after such meeting.

12.	Minutes of the committee meetings will be provided to each Board member.

RESPONSIBILITIES

13.	The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities directly and through its committees; namely, the Audit Committee, the Compensation Committee and, if established, the Corporate Governance and Nominating Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives.

14.	Responsibilities of the Board include, but are not limited to:

(a)	selecting and appointing, evaluating and (if necessary) terminating the CEO;

(b)	satisfying itself as to the integrity of the CEO and other executive officers and ensuring that they promote a culture of integrity throughout the organization;

(c)	adopting a strategic planning process, approving strategic plans, and monitoring performance against plans;

(d)	reviewing the Corporation’s long term strategy annually;

(e)	reviewing and approving annual operational budgets, capital expenditure limits and corporate objectives, and monitoring performance on each of the above;

(f)	approving all decisions involving unbudgeted operating expenditures in excess of $50,000 and unbudgeted project expenditures in excess of $100,000;

(g)	reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them;

(h)	reviewing policies and processes to ensure that the Corporation’s internal control and management information systems are operating properly;

(i)	approving the audited annual financial statements, MD&A, annual information form and other filings required under applicable securities laws;

(j)	assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board;

(k)	reviewing and approving committee chair nominees from time to time as recommended by the respective committees;

(l)	reviewing the Board size and make-up on an annual basis;

(m)	arranging formal orientation programs for new directors, where appropriate;

(n)	establishing and maintaining an appropriate system of corporate governance including practices to ensure the Board functions effectively and independently of management, including reserving a portion of all Board and its committee meetings for in camera discussions without management present;

(o)	ensuring that a comprehensive compensation strategy is maintained which includes competitive industry positioning, weighting of compensation elements and relationship of compensation to performance;

(p)	ensuring that an adequate system of internal control is maintained to safeguard the Corporation’s assets and the integrity of its financial and other reporting systems;

(q)	overseeing public communication, disclosure and disclosure controls in compliance with all legal and regulatory requirements;

(r)	providing oversight of environmental matters;

(s)	reviewing and considering for approval all amendments or departures proposed by management from established strategy, capital and operating budgets, or matters of policy, which diverge from the ordinary course of business;

(t)	ensuring that a process is established that adequately provides for management succession planning, including the appointing, training, and monitoring of senior management;

(u)	annually assessing the charters of Board committees and revising where necessary; and

(v)	adhering to all other Board responsibilities set out in the Corporation’s by-laws and other statutory and regulatory requirements.

15.	Responsibilities of the Chair of the Board include but are not limited to:

(a)	providing leadership to the Board with respect to its functions as described in this Mandate and as otherwise may be appropriate, including overseeing the logistics of the operations of the Board;

(b)	chairing meetings of the Board, unless not present including in camera sessions;

(c)	ensuring that the Board meets on a regular basis and at least quarterly;

(d)	establishing a calendar for holding meetings of the Board;

(e)	establishing the agenda for each meeting of the Board, with input from other Board members and any other parties as applicable;

(f)	ensuring that Board materials are available to any director on request;

(g)	ensuring that the members of the Board understand and discharge their duties and obligations;

(h)	fostering ethical and responsible decision making by the Board and its individual members;

(i)	overseeing the structure, composition, membership and activities of the Board;

(j)	ensuring that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently;

(k)	pre-approving work to be undertaken for the Board by consultants;

(l)	facilitating effective communication between members of the Board and management; and

(m)	attending each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair.

APPENDIX “F”

PILOT GOLD OPTION PLAN

PILOT GOLD INC.

STOCK OPTION PLAN (2011)
As at March 2, 2011

1.	The Purpose of the Plan

1.1 The purpose of the Plan is to attract, retain and motivate persons as key Service Providers to the Corporation and its Affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation.

2.	Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

2.1	“Affiliate” means any corporation which is an affiliate, as such term is used in Subsection 1(2) of the Ontario Business Corporations Act, of the Corporation;

2.2	“Associates” has the meaning ascribed thereto in the Securities Act (Ontario);

2.3	“Board” means the board of directors of the Corporation or, if established and duly authorized to act, the Executive Committee of the board of directors of the Corporation;

2.4	“Committee” shall have the meaning attributed thereto in Section 3.1 hereof;

2.5	“Corporation” means Pilot Gold Inc. and includes any successor corporation thereof;

2.6	“Eligible Person” means:

(a)	any director, officer or employee of the Corporation or any Affiliate, or any other Service Provider (an “Eligible Individual”); or

(b)	a corporation controlled by an Eligible Individual, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Individual and/or the spouse, children and/or grandchildren of such Eligible Individual (an “Employee Corporation”);

2.7	“Insider” means any insider, as such term is defined in Subsection 1(1) of the Securities Act (Ontario), of the Corporation, other than a person who falls within that definition solely by virtue of being a director or senior officer of an Affiliate, and includes any associate, as such term is defined in Subsection 1(1) of the Securities Act (Ontario), of any such insider;

2.8	“Market Price” at any date in respect of the Shares means the closing sale price of such Shares on The Toronto Stock Exchange (or, if such Shares are not then listed and posted for trading on The Toronto Stock Exchange, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Board) on the trading day immediately preceding such date. In the event that such Shares did not trade on such trading day, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such trading day. In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

2.9	“Maximum Term” means with respect to an Option, the later of (i) the date which is 10 years from the date of the grant of the Option; and (ii) the date which is the fifth day following the conclusion of a self-imposed blackout period of the Corporation which is in effect on the date which is 10 years from the date of the grant of the Option;

2.10	“Option” means an option to purchase Shares granted to an Eligible Person under the Plan;

2.11	“Option Price” means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Article 8 hereof;

2.12	“Optioned Shares” means the Shares issuable pursuant to an exercise of Options;

2.13	“Optionee” means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

2.14	“Plan” means this 2011 Stock Option Plan, as the same may be amended or varied from time to time;

2.15	“Service Provider” means:

(a)	an employee or Insider of the Corporation or any Affiliate; or

(b)	any person or company engaged to provide management or consulting services for the Corporation or for any entity controlled by the Corporation other than any director, officer or employee of the Corporation or any Affiliate;

2.16	“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of shares to one or more Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guaranty or otherwise; and

2.17	“Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment.

3.	Administration of the Plan

3.1	The Plan shall be administered by the Board or by any committee (the “Committee”) of the Board established by the Board for that purpose.

3.2	The Board or Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)	to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made by the Board or the Committee shall be final, binding and conclusive for all purposes;

(c)	to determine the number of Shares covered by each Option;

(d)	to determine the Option Price of each Option;

(e)	to determine the time or times when Options will be granted and exercisable;

(f)	to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option; and

(g)	to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3	The Board or the Committee may, in its discretion, require as conditions to the grant or exercise of any Option that the Optionee shall have:

(a)	represented, warranted and agreed in form and substance satisfactory to the Corporation that he or she is acquiring and will acquire such Option and the Shares to be issued upon the exercise thereof or, as the case may be, is acquiring such Shares, for his or her own account, for investment and not with a view to or in connection with any distribution, that he or she has had access to such information as is necessary to enable him or her to evaluate the merits and risks of such investment and that he or she is able to bear the economic risk of holding such Shares for an indefinite period;

(b)	agreed to restrictions on transfer in form and substance satisfactory to the Corporation and to an endorsement on any option agreement or certificate representing the Shares making appropriate reference to such restrictions; and

(c)	agreed to indemnify the Corporation in connection with the foregoing.

3.4	Any Option granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board or the Committee. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

3.5	Without limiting the generality of Sections 3.3, 3.4 and 7.2 hereof, unless a registration statement relating to the Shares covered by any Option issued in favour of an Optionee resident in the United States of America has been filed with the United States Securities and Exchange Commission and is effective on the date of exercise, or, in the opinion of counsel to the Corporation, an exemption therefrom is available, the exercise of the Option by such Optionee will be contingent upon receipt from the Optionee of a representation in writing satisfactory to the Board or the Committee that at the time of such exercise it is the Optionee’s then intention to acquire the Shares being purchased for investment and not for resale or other distribution thereof to the public in the United States of America. If such representation in writing is required, the Board or the Committee may in its discretion inscribe an investment legend on the share certificates issued pursuant to the exercise of the Option. The issuance of Shares upon the exercise of the Option shall be subject to all applicable laws, rules and regulations and Shares shall not be issued except upon the approval of proper government agencies or stock exchanges as may be required. Provided, however, no Option shall be exercisable if at any date of exercise, it is the opinion of counsel for the Corporation that registration of the said Shares under the Securities Act of 1933 or other applicable statute or regulation is required and the Option shall again become exercisable only if the Corporation elects to and thereafter effects a registration of the Shares subject to the Option under the United States Securities Act of 1933, as amended or other applicable statute or regulation within the period of the Option. If the Option may not be exercised, the Corporation shall return to the Optionee, without interest or deduction, any funds received by it in connection with the proposed exercise of the Option.

4.	Shares Subject to the Plan

4.1	Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance upon the exercise of all Options granted under the Plan, subject to any adjustment of such number pursuant to the provisions of Article 8 hereof, shall not exceed 10% of the total number of Shares issued and outstanding from time to time. Optioned Shares in respect of which Options are not exercised because the relevant Options expire or are cancelled, shall be available for issue upon the exercise of subsequent grants of Options. No fractional Shares may be purchased or issued under the Plan. In the event the number of Shares to be issued upon the exercise of an Option is a fraction, the Optionee will receive the next lowest whole number of Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest.

5.  Eligibility; Grant; Terms of Options

5.1	Options may be granted by the Board or the Committee to any Eligible Person.

5.2	Subject as herein and otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board or the Committee. Notwithstanding any provision to the contrary hereof, the Board or the Committee may, in their entire discretion, by express resolution or by a Board-approved written contract with an Optionee, subsequent to the grant of Options hereunder, permit an Optionee to exercise any or all of the unvested Options then outstanding and granted to the Optionee under this Plan or any previously vested Options, in which event all such unvested or vested Options, as the case may be, then outstanding and granted to the Optionee shall be deemed to be immediately exercisable during such period of time as may be specified by the Board or the Committee or by Board-approved written contract with the Optionee up to but not beyond the expiry of the Maximum Term.

5.3	Subject to any adjustments pursuant to the provisions of Article 8 hereof, the Option Price of any Option shall in no circumstances be lower than the Market Price on the trading day immediately preceding the day upon which the Option is granted. If, as and when any Shares have been duly purchased and paid for under the terms of an Option and all conditions relating to the exercise of an Option have been fulfilled to the satisfaction of the Board or the Committee, such Shares shall be conclusively deemed allotted and issued as fully paid non-assessable Shares at the price paid therefor.

5.4	The term of an Option shall not exceed the Maximum Term. For greater certainty, notwithstanding anything contained in the Plan or any Option issued under the Plan, if the term of an Option held by an Optionee expires during a self-imposed blackout period of, or other trading restriction imposed by, the Corporation, in each case, that is applicable to the Optionee, the date of termination or expiry of such Option shall be extended to the close of business on the fifth day following the expiration of such blackout period or other trading restriction.

5.5	No Options shall be granted to any Optionee if the total number of Shares issuable to such Optionee under this Plan, together with any Shares reserved for issuance to such Optionee under options for services or any other stock option plans, would exceed 5% of the issued and outstanding Shares.

5.6	An Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise), except as provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, cease and terminate and be of no further force or effect whatsoever.

5.7	Subject to regulatory approval and unless approved by the shareholders of the Corporation given by the affirmative vote of a majority of the votes cast at a meeting of shareholders of the Corporation, excluding the votes attached to shares beneficially owned by (a) Insiders to whom options may be granted under this Plan, other than persons who are Insiders solely by virtue of being a director or senior officer of a subsidiary of the Corporation; and (b) Associates of persons referred to in (a) above:

(a)	the number of Shares reserved for issuance pursuant to Options or other stock options granted to Insiders and under all other Share Compensation Arrangements may not exceed 10% of the issued and outstanding Shares;

(b)	the issuance of Shares to Insiders under this Plan and under all other Share Compensation Arrangements, within a one-year period, may not exceed 10% of the issued and outstanding Shares; and

(c)	the issuance of Shares to any one Insider and such Insider’s Associates under this Plan and under all other Share Compensation Arrangements, within a one-year period, may not exceed 5% of the issued and outstanding Shares.

For the purposes of this Section 5.7, the phrase “issued and outstanding Shares” excludes any Shares issued pursuant to the Plan or other Share Compensation Arrangements.

6.	Termination of Employment; Death

6.1	Subject to Sections 5.2, 6.2 and 6.3 hereof and to any express resolution passed by the Board or the Committee with respect to an Option or any Board-approved written contract with an Optionee, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

6.2	Subject to Section 5.2 hereof and to any express resolution passed by the Board or the Committee with respect to an Option or any Board-approved written contract with an Optionee, if an Optionee shall cease to be an Eligible Person while holding an Option which has not been fully exercised, such Optionee may, with the consent of the Board or Committee, exercise the Optionee’s Options that have vested at the date the Optionee ceases to be an Eligible Person at any time up to and including, but not after the earlier of:

(a)	ninety days of the date the Optionee ceased to be an Eligible Person; and

(b)	the expiry date of the Optionee’s Options,

but only to the same extent to which the Optionee could have exercised the Option immediately before the date the Optionee ceased to be an Eligible Person.

6.3	Subject to Sections 5.2 hereof and to any express resolution passed by the Board or the Committee with respect to an Option or any Board-approved written contract with an Optionee, if an Optionee shall die holding an Option which has not been fully exercised, his personal representatives, heirs or legatees may, with the consent of the Board or Committee, exercise the Optionee’s Options that have vested at the date of the Optionee’s death at any time up to and including, but not after the earlier of:

(a)	one year from the date of the Optionee’s death; or

(b)	the expiry date of the Optionee’s Option;

but only to the same extent to which the deceased Optionee could have exercised the Option immediately before the date of such death.

6.4	For greater certainty, Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director of the Corporation provided that the Optionee continues to be an Eligible Person.

6.5	If the Optionee is an Employee Corporation, the references to the Optionee in this Article 6 shall be deemed to refer to the Eligible Individual associated with the Employee Corporation.

7.	Exercise of Options

7.1	Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised. Such notice shall be delivered to the office of the Corporation specified in the Option (or such other office as may be notified from time to time by the Corporation to the Optionee for the receipt of such notices) and accompanied by payment in full, by cash or cheque or other form of cash payment acceptable to the Corporation, of the Option Price of the Shares then being purchased. Subject to any provisions of the Plan or the Option to the contrary, certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

7.2	Notwithstanding any of the provisions contained in the Plan or in any share option agreement, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a)	completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the admission of such Shares to listing on any stock exchange on which the Shares may then be listed;

(c)	the receipt from the Optionee of such representations, warranties, agreements and undertakings, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(d)	the satisfaction of any conditions on exercise prescribed pursuant to Article 3 hereof.

7.3	Options shall be evidenced by a written option agreement, instrument or certificate in such form as is inconsistent with this Plan as the Board or the Committee may from time to time determine.

8.	Adjustments to Options

8.1	In the event that the Shares are at any time changed or affected as a result of the declaration of a stock dividend thereon or their subdivision or consolidation, the number of Shares reserved for issue upon the exercise of an Option shall be adjusted accordingly by the Board or the Committee to such extent as the Board or the Committee deems appropriate in its absolute discretion. In such event, the number of, and the price payable for, any Shares that are then subject to Option may also be adjusted by the Board or the Committee to such extent, if any, as the Board or the Committee deems appropriate in its absolute discretion.

8.2	If at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 8.1 or, subject to the provisions of Subsection 9.2(a) hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”) the Optionee shall be entitled to receive upon the subsequent exercise of his or her Option in accordance with the terms hereof and shall accept in lieu of the number of Shares to which he or she was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or, subject to the provisions of Subsection 9.2(a) hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change or the effective date of such consolidation, merger or amalgamation, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

9.	Amendment or Discontinuance of the Plan

9.1	The Board may amend or discontinue the Plan at any time, provided, however, that no such amendment may materially and adversely affect any Option previously granted to an Optionee without the consent of the Optionee, except to the extent required by law. Any such amendment shall be subject to the receipt of requisite regulatory approval including, without limitation, the approval of any stock exchange upon which the Shares may trade from time to time, provided, however, shareholder approval will be required in the case of (i) any amendment to the amendment provisions of the Plan (other than those contemplated in paragraph (a) below), (ii) any increase in the maximum number of Shares that may be optioned under the Plan; or (iii) any change in the manner of determining the minimum Option Price, in addition to such other matters that are not specifically provided for below in paragraphs (a) through (e) or which require shareholder approval under the rules and policies of any stock exchange upon which the Shares may trade from time to time. Any amendments to the terms of an Option shall also require regulatory approval, including without limitation, the approval of any stock exchange upon which the Shares may trade from time to time. For greater certainty, the Board may make the following amendments without seeking the approval of the shareholders of the Corporation:

(a)	amendments to the Plan to rectify typographical errors and/or to include clarifying provisions for greater certainty;

(b)	amendments to the vesting provisions of a security or the Plan;

(c)	amendments to the termination provisions of a security or a Plan which does not entail an extension beyond the original expiry date thereof;

(d)	increases to the exercise price of any Option; and

(e)	the inclusion of cashless exercise provisions in the Plan or in any option granted thereunder, which provide for a full deduction of the number of underlying securities from the Plan reserve.

9.2	Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board in implementation thereof:

(a)	in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the Shares or any part thereof shall be made to all or substantially all holders of Shares, the Corporation shall have the right, upon written notice thereof to each Optionee holding Options under the Plan with the approval of the Board or Committee:

(i)	to permit the Optionees to exercise the Options granted under the Plan, as to all or any of the optioned Shares in respect of which such Option has not previously been exercised (regardless of any vesting restrictions), during the period specified in the notice (but in no event later than the expiry date of the Option), so that the Optionees may participate in such transaction, offer or proposal; and

(ii)	to accelerate the time for the exercise of the said Options and the time for the fulfilment of any conditions or restrictions on such exercise;

(b)	should changes be required to the Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board; and

(c)	the Board may at any time by resolution amend or terminate this Plan. Where amended, such amendment shall be subject to regulatory approval.

10.	Vesting

10.1	The Board or the Committee may, in its entire discretion, at the time of the granting of Options hereunder, determine that provisions relating to the vesting of Options be contained in a written option agreement between the Corporation and the Optionee.

11.	Withholding Taxes

11.1	In order to satisfy amounts that are required to be withheld on account of taxes of an Optionee in respect of the exercise of an Option to acquire Shares, the Corporation shall, subject to the terms of an agreement in respect of the Option: (a) withhold from any other cash amounts due to the Optionee an amount equal to such taxes; (b) require the Optionee to reimburse the Corporation for any such taxes, or (c) take such other steps as the Board may determine.

12.	Miscellaneous Provisions

12.1	An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until the date of issuance of a certificate for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

12.2	Nothing in the Plan or any written option agreement shall confer upon an Optionee any right to continue or be re-elected as a director of the Corporation or any right to continue in the employ of the Corporation or any Affiliate, or affect in any way the right of the Corporation or any Affiliate to terminate his or her employment at any time; nor shall anything in the Plan or any written option agreement be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate, to extend the employment of any Optionee beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Affiliate or any present or future retirement policy of the Corporation or any Affiliate, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.

12.3	Notwithstanding Section 5.6 hereof, Options may be transferred or assigned between an Eligible Individual and the related Employee Corporation provided the assignor delivers notice to the Corporation prior to the assignment and the Board or the Committee approves such assignment. The Board or the Committee may decline to approve any such transfer or assignment in its sole discretion.

12.4	The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

13. Shareholder and Regulatory Approval

13.1	The Plan and the exercise of any Options granted under the Plan shall be subject to approval by the shareholders of the Corporation to be effected by a resolution passed at a meeting of the shareholders of the Corporation, and to acceptance by The Toronto Stock Exchange and any other relevant regulatory authority.

APPENDIX “G”

COMPARISON OF SHAREHOLDER RIGHTS UNDER THE OBCA AND CBCA

On completion of the Arrangement, Fronteer Shareholders will receive common shares of Pilot Gold, a corporation incorporated under the CBCA. The CBCA provides shareholders with substantially the same rights as the rights available to shareholders under the OBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations made thereunder. The following is a summary of certain key differences between the OBCA and the CBCA. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Fronteer Shareholders should consult their legal or other professional advisors with regard to the implications of the share exchange contemplated by the Arrangement which may be of importance to them.

•	Place of Shareholders’ Meetings. Under the CBCA, a shareholders’ meeting may be held at any place in Canada provided in the by-laws, or in the absence of such by-law, at the place within Canada that the directors determine, or it may be held at a place outside Canada if such place is specified in the articles of the company or all shareholders entitled to vote at the meeting agree the meeting is to be held at that place. Under the OBCA, a shareholders’ meeting may be held at such place in or outside Ontario (including outside Canada) as the directors may determine.

•	Notice of Shareholders’ Meetings. Under the CBCA, notice of a meeting of shareholders of a public company must be provided not less than 21 days and not more than 60 days before the meeting. Under the OBCA, a public company must give notice of a meeting of shareholders not less than 21 days and not more than 50 days before the meeting. However, public companies incorporated under either statute are currently subject to the requirements of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators which provides for minimum notice periods of greater than the minimum 21-day period in either statute.

•	Telephone or Electronic Meetings. Under the CBCA, a meeting of shareholders may be held entirely by telephonic or electronic means only if permitted by the by-laws of the company. Under the OBCA, a meeting of shareholders may be held by telephonic or electronic means unless the articles or by-laws of the company provide otherwise.

•	Shareholder Proposals. Under the CBCA, shareholder proposals may be submitted by both registered and beneficial shareholders who are entitled to vote at an annual shareholders’ meeting, provided that (i) the shareholder must have owned, directly or beneficially, for at least six months prior to the submission of the proposal, voting shares at least equal to 1% of the total number of outstanding voting shares of the company or whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal to the company, is at least $2,000; or (ii) the proposal must have the support of persons who in the aggregate have owned, directly or beneficially, such number of voting shares for such period. Under the OBCA, proposals may be submitted by both registered and beneficial shareholders who are entitled to vote at a meeting of shareholders.

•	Registered Office. Under the CBCA, a company’s registered office shall be in the province in Canada specified in its articles and may be relocated within such province by resolution of the directors. Under the OBCA, a company’s registered office must be in Ontario and may be relocated to a different municipality within Ontario only by shareholders’ special resolution.

•	Quorum of Directors’ Meetings. Both the CBCA and OBCA state that, subject to the articles and by-laws of a company, quorum at meetings of directors consists of a majority of directors or the minimum number of directors required by the articles, although the OBCA also stipulates that in no case may quorum be less than 2/5 of the directors or the minimum number of directors. Further, the CBCA requires that 25% of the directors present at the meeting (or at least one if less than four directors are appointed) be resident Canadians.

G-1

•	Corporate Records. The CBCA permits corporate and accounting records to be kept outside of Canada, although there are still requirements to keep records and books of account within Canada under the Tax Act and other statutes administered by the Minister of National Revenue (such as the Excise Tax Act (Canada)). Also under the CBCA, if records are kept outside of Canada, companies are required to provide access to their records at a location in Canada, by means of a computer terminal or other technology. The OBCA and related Ontario statutes require records to be kept in Ontario.

•	Short Selling. Under the CBCA, insiders of a company are prohibited from short selling any securities of the company. The OBCA contains no such prohibition.

•	Oppression Remedy. The OBCA allows a court to grant relief where a prejudicial effect to the shareholder is merely threatened, whereas the CBCA only allows a court to grant relief if the effect actually exists (that is, it must be more than merely threatened).

G-2

APPENDIX “H”

SECTION 185 OF THE OBCA

Rights of dissenting shareholders

185. (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem

(2)	If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170 (5) or (6).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Exception

(3)	A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

Shareholder’s right to be paid fair value

(4)	In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

No partial dissent

(5)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(6)	A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

Idem

(7)	The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

Notice of adoption of resolution

(8)	The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

Idem

(9)	A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

Demand for payment of fair value

(10)	A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Certificates to be sent in

(11)	Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Idem

(12)	A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

Endorsement on certificate

(13)	A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

Rights of dissenting shareholder

(14)	On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)	the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

Offer to pay

(15)	A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)	a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(16)	Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

Idem

(17)	Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Application to court to fix fair value

(18)	Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Idem

(19)	If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

Idem

(20)	A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs

(21)	If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders

(22)	Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made, of the date,

place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

Parties joined

(23)	All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

Idem

(24)	Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

Appraisers

(25)	The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(26)	The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

Interest

(27)	The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Where corporation unable to pay

(28)	Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(29)	Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem

(30)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Court order

(31)	Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

Commission may appear

(32)	The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

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